Exhibit 99.1

          , 2011

Dear ITT Corporation Shareholder:

I am pleased to inform you that on January 11, 2011, the Board of Directors of ITT Corporation (“ITT”) approved a plan to separate ITT into three independent, publicly traded companies. Under the plan, ITT would execute tax-free spin-offs of its Defense and Information Solutions business, Exelis Inc. (“Exelis”), and its water-related businesses, Xylem Inc. (“Xylem”). Following completion of the transaction, ITT will continue to trade on the New York Stock Exchange as a highly engineered industrial products company that supplies solutions in the aerospace, transportation and energy markets. Immediately following the completion of the spin-offs, ITT shareholders will own all of the outstanding shares of common stock of Exelis and Xylem. We believe that this separation is in the best interest of our company and its constituents, as these three businesses are well-positioned to create significant value for shareholders as standalone companies.

ITT has a long history of knowing when the time is right to take transformational steps to create more value for our shareholders. We did this in 1995, and we are doing it again. We are taking the actions necessary to turn one powerful multi-industrial into three strong standalone businesses — each with a mandate to grow and each with the ability and the resources to make that happen. I am confident that each of these businesses will leave the gate with all it needs to succeed — first and foremost, talented leadership teams who know what it takes to excel; second, an employee base that always puts our customers first, and that takes a proud tradition of engineering excellence and innovation very seriously; and third, a will to win in the marketplace that is second to none. I am confident in the CEOs we have chosen to take us forward. They are all seasoned ITT executives. They are all ready, willing and able. They are all motivated by our history and have a keen focus on the future. They are ready to launch these companies, and they are ready to take them to the next level.

The spin-offs will be completed by way of a pro rata distribution of Exelis and Xylem common stock to our shareholders of record as of 5:00 p.m., New York time, on          , 2011, the spin-off record date. Each ITT shareholder will receive           shares of Exelis common stock, and           shares of Xylem common stock, for each share of ITT common stock held by such shareholder on the record date. The distribution of these shares will be made in book-entry form, which means that no physical share certificates will be issued. Following the spin-offs, shareholders may request that their shares of Exelis and Xylem common stock be transferred to a brokerage or other account at any time.

The spin-off is subject to certain customary conditions. Shareholder approval of the distribution is not required, nor are you required to take any action to receive your shares of Exelis and Xylem common stock.

Immediately following the spin-offs, you will own common stock in ITT, Exelis and Xylem. ITT’s common stock will continue to trade on the New York Stock Exchange under the symbol “ITT.” Both Exelis and Xylem intend to have their common stock listed on the New York Stock Exchange under the symbols “XLS” and “XYL”, respectively.

We expect the spin-offs to be tax-free to the shareholders of ITT. The spin-offs are conditioned on, among other things, the receipt of a ruling from the Internal Revenue Service and an opinion of counsel confirming that the spin-offs will not result in the recognition, for U.S. Federal income tax purposes, of income, gain or loss to ITT or its shareholders.

The enclosed Information Statements, which are being mailed to all ITT shareholders, describe the spin-offs in great detail and contain important information about Exelis and Xylem, including historical combined financial statements. We urge you to read the Information Statements carefully.

I want to thank you for your continued support of ITT. We look forward to your support of all three companies in the future. We aim to continue earning your trust by delivering excellent results that will propel our companies — and your investment — into a very bright future.

Yours sincerely,

Steven R. Loranger
Chairman, President and Chief Executive Officer
ITT Corporation

[Xylem Logo]

Xylem Inc.

          , 2011

Dear Xylem Inc. Shareholder:

It is our pleasure to welcome you as a shareholder of our company, Xylem Inc., a world leader in the design, manufacturing, and application of highly engineered technologies for the water industry.

As an independent, publicly traded company, we will have the flexibility and focus to pursue growth opportunities within our industry, and thus bring more value to you as a shareholder, than we could as an important business within ITT Corporation.

We expect to have Xylem common stock listed on the New York Stock Exchange under the symbol “XYL” in connection with the distribution of Xylem common stock by ITT.

Our teams across the globe are excited about the launch of our new business. We never forget the importance of what we do. Water is our business. And water is essential to life. We are meeting the most critical water challenges by engineering the broadest portfolio of products and applications to create efficient systems and sustainable solutions. We are energized by the breadth of our product line and about our singular ability to transport, treat and test water. We care about our customers, our constituencies and our communities. And we want to make a difference.

We invite you to learn more about Xylem by reviewing the enclosed Information Statement. We look forward to our future as an independent, publicly traded company and to your support as a holder of Xylem common stock.

Very truly yours,

Gretchen W. McClain
Chief Executive Officer
Xylem Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED AUGUST 22, 2011

INFORMATION STATEMENT

Xylem Inc.

1133 Westchester Avenue
White Plains, New York 10604

Common Stock
(par value $0.01 per share)

This Information Statement is being sent to you in connection with the separation of Xylem Inc. (“Xylem”) from ITT Corporation (“ITT”), following which Xylem will be an independent, publicly traded company. As part of the separation, ITT will undergo an internal reorganization, after which it will complete the separation by distributing all of the shares of Xylem common stock on a pro rata basis to the holders of ITT common stock. We refer to this pro rata distribution as the “distribution” and we refer to the separation, including the internal reorganization and distribution, as the “spin-off.” We expect that the spin-off will be tax-free to ITT shareholders for U.S. Federal income tax purposes. Each share of ITT common stock outstanding as of 5:00 p.m., New York time, on          , 2011, the record date for the distribution, will entitle the holder thereof to receive           shares of Xylem common stock. The distribution of shares will be made in book-entry form. The distribution will be effective as of 8:00 a.m., New York time, on          , 2011. Immediately after the distribution becomes effective, we will be an independent, publicly traded company.

No vote or other action of ITT shareholders is required in connection with the spin-off. We are not asking you for a proxy and you should not send us a proxy. ITT shareholders will not be required to pay any consideration for the shares of Xylem common stock they receive in the spin-off, and they will not be required to surrender or exchange shares of their ITT common stock or take any other action in connection with the spin-off. Concurrently with the Xylem spin-off, ITT will spin-off its Defense and Information Solutions business into a separate independent, publicly traded company to be called Exelis Inc. (“Exelis”). You are invited to also read the detailed information about Exelis in the accompanying Information Statement for Exelis.

All of the outstanding shares of Xylem common stock are currently owned by ITT. Accordingly, there is no current trading market for Xylem common stock. We expect, however, that a limited trading market for Xylem common stock, commonly known as a “when-issued” trading market, will develop at least two trading days prior to the record date for the distribution, and we expect “regular-way” trading of Xylem common stock will begin the first trading day after the distribution date. We intend to list Xylem common stock on the New York Stock Exchange under the ticker symbol “XYL”.

In reviewing this Information Statement, you should carefully consider the matters described in “Risk Factors” beginning on page 17 of this Information Statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

This Information Statement was first mailed to ITT shareholders on or about          , 2011.

The date of this Information Statement is          , 2011.

SUMMARY

This summary highlights information contained in this Information Statement and provides an overview of our company, our separation from ITT and the distribution of Xylem common stock by ITT to its shareholders. For a more complete understanding of our business and the spin-off, you should read the entire Information Statement carefully, particularly the discussion set forth under “Risk Factors” and our audited historical combined financial statements, our unaudited interim historical condensed combined financial statements, our unaudited pro forma condensed combined financial statements and the respective notes to those statements appearing in this Information Statement.

Except as otherwise indicated or unless the context otherwise requires, “Xylem,” “we,” “us” and “our” refer to Xylem Inc. and its subsidiaries after giving effect to the internal reorganization preceding the distribution described in this Information Statement. Except as otherwise indicated or unless the context otherwise requires, the information included in this Information Statement assumes the completion of the internal reorganization preceding the distribution.

Unless otherwise indicated, references in this Information Statement to fiscal years are to Xylem’s fiscal years ended December 31. Xylem’s quarterly financial periods end on the Saturday closest to the last day of the calendar quarter, except for the last quarterly period of the fiscal year, which ends on December 31st. For ease of presentation, the quarterly financial statements included herein are described as ending on the last day of the calendar quarter.

Our Company

Our Company is a world leader in the design, manufacturing, and application of highly engineered technologies for the water industry. We are a leading equipment and service provider for water and wastewater applications with a broad portfolio of products and services addressing the full cycle of water, from collection, distribution and use to the return of water to the environment, and we have leading market positions among equipment and service providers in the core application areas of the water equipment industry: transport, treatment, test, building services, industrial processing and irrigation. Our Company’s brands, such as Bell & Gossett and Flygt, are well known throughout the industry and have served the water market for many years. Over the years, we have leveraged our heritage strength in wastewater pumping technologies to expand into wastewater treatment, and later into clean water treatment and water quality analysis. We believe we are strongly positioned to use our deep applications expertise and offer our customers a full spectrum of service offerings in the transportation, treatment and testing of water. Net sales and operating income for the twelve months ended December 31, 2010 were $3.2 billion and $388 million, respectively, and for the six months ended June 30, 2011 were $1.9 billion and $216 million, respectively.

We operate in two segments, Water Infrastructure and Applied Water. The Water Infrastructure segment focuses on the transportation, treatment and testing of water, offering a range of products including water and wastewater pumps, treatment and testing equipment, and controls and systems. Key brands include Flygt, Wedeco, Godwin Pumps, WTW, Sanitaire, AADI and Leopold. The Applied Water segment encompasses all the uses of water and focuses on the residential, commercial, industrial and agricultural markets. The segment’s major products include pumps, valves, heat exchangers, controls and dispensing equipment. Key brands in this segment include Goulds, Bell & Gossett, AC Fire, Standard, Flojet, Lowara, Jabsco and Flowtronex. In both our segments, we benefit from a large and growing installed base of products driving growth in aftermarket sales for replacement parts and services.

Our global manufacturing footprint enables us to optimize sourcing, lower production costs and localize products. We serve a global customer base across diverse end markets while offering localized expertise. We sell our products in more than 140 countries through a balanced distribution network consisting of our direct sales force and independent channel partners. In 2010, approximately 65% of our revenues were generated outside the United States.

We believe our company’s operational structure and strategy will drive sustained, profitable growth in the markets we serve. We have a seasoned management team that has demonstrated its ability to strategically grow a global engineering and manufacturing enterprise while expanding positions throughout the global water industry. We believe our businesses are well positioned to continue to grow by enhancing our product and application offerings and expanding our customer base in each of our strategic markets.

Our Competitive Strengths

Our leading positions in the markets we serve result from the following competitive strengths:

Leading Brands in a Diversified Product Portfolio

We are among the world’s largest water equipment and services companies and have global leading product positions in core applications across the water cycle, from the manufacturing of submersible pumps under our Flygt brand to the key products used in plumbing and water-based heating and air conditioning markets manufactured through our Bell & Gossett brand. Although other equipment and services companies are diversified, in that they serve markets outside of water as well, we are one of the largest water companies in the industry that is exclusively focused on water equipment and services. In addition, we have capabilities in transport, treatment and testing of water and have consistently demonstrated the ability to develop new offerings that anticipate the manufacturing, installation and servicing needs of our customers, such as the innovative water collection and distribution systems that used Goulds pumps and a Bell & Gossett pumping package to conserve clean water at the 2010 Vancouver Olympics, and the Lowara water booster sets used to even water supply pressure in the world’s tallest building, “Burj Dubai,” in the United Arab Emirates. Our brands, such as Flygt, Bell & Gossett, Wedeco, Sanitaire, Lowara, Godwin Pumps, Goulds, WTW and Jabsco, among others, have been in existence in some cases for as many as 150 years and are globally recognized as leading brands for quality in the markets they serve.

Culture of Innovation and Strong Application Expertise

Our business invented the first submersible sewage pump, and we remain the world’s largest manufacturer of submersible wastewater pumps. We have built upon this deep legacy and expertise by developing new, more efficient designs and more advanced application solutions. In 1999, we led the industry in wastewater pumps with the launch of the Flygt N-pump, guaranteeing at least a 25% improvement in energy consumption compared to any installed, non-Flygt system. In recent years, we designed a standardized range of lift stations, called The Optimal Pumping (TOP) Station, to quickly and simply install full lift stations, rather than design, order, and assemble all the components needed at various pipeline locations. The TOP Station is now a staple of our product line. In 2009, we launched the next generation N-pump, called the Adaptive N-pump, which eliminates virtually all forms of clogging, and therefore improves maintenance and efficiency costs, even under the most difficult conditions. Similarly, we also launched the next generation vertical multi-stage pump in 2011, called eSV, which brings benefits in energy efficiency and maintenance costs to water boosting in multiple end uses. This innovation around new technology and application solutions is an expertise we deploy across all product lines and brands, and we continuously seek to improve our products and invest in the development of new, differentiated technologies to best fit our customers’ needs.

Large Installed Base Driving Strong Aftermarket Revenues

By virtue of our global scale and tenure, we have one of the largest installed bases in the water equipment market. This provides us with a highly profitable and recurring revenue stream from the sale of parts, repair services, and end of lifecycle product replacements. During their lifecycle, installed products require maintenance, repair services and parts due to the harsh environments in which they operate. In 2010, 16% of our total revenue was derived from sales of repair parts and services. In addition, depending on the type of product, median lifecycles range from 5 years to over 50 years, at which time the products must be replaced. Many of our products are precisely selected and applied within a larger network of equipment, driving a strong preference by customers and installers to replace them with the same exact brand and model when they reach the end of their lifecycle. This dynamic establishes a large recurring revenue stream for our business.

Diverse Customer Base and Established International Distribution Channels

Our customer base spans numerous industries and regions, with no single customer representing more than 2% of our revenue and approximately 65% of our 2010 revenues derived from operations outside of the United States, including 18% from emerging market countries. We sell our products through a balanced distribution network, with more than 1,800 direct sales employees and more than 2,700 independent distributors in more than 140 countries. Our global reach within the highly fragmented global water industry allows us to align our sales strategy to meet the needs of our customers in specific end markets, as we are better able to optimize sourcing, lower our production costs, and enable product localization and application expertise. In our Water Infrastructure segment, we maintain close customer relationships through our direct sales force, allowing us to quickly respond to a dynamic and highly regulated environment in which some of our customers operate, including public utility and industrial clients. In our Applied Water segment, we use distributors from our global independent distribution network, several of whom are exclusive distributors, to sell our products.

Proven Operating Performance

Our strong profit margins, combined with our disciplined approach to investing and managing our capital and our focus on higher-margin business opportunities, enable us to generate strong and recurring cash flow. Following our 2008 restructuring, implemented prior to the recent economic downturn, we positioned the cost structure of our company to realize strong margin improvements driven by robust sales growth. For instance, in 2010, our operating margin increased 240 basis points to 12.1% as compared to the prior year. We focus on productivity and efficiency within our manufacturing facilities by driving operational efficiencies through the application of Lean Six Sigma and other continuous improvement programs.

Experienced Management Team

Our senior management team is highly regarded in the water equipment and services industry and has significant experience in leadership roles. Collectively, our executive officers have an average of 20 years of experience in managing large global organizations. They have a successful track record of enabling our company to recognize and capitalize upon attractive opportunities in the key markets we serve, and our executive management teams have a strong record of winning new business, reducing costs, improving working capital and executing operating efficiencies.

Our Growth Strategy

Our strategy is focused on enhancing shareholder value by providing solutions for our customers, and by growing revenues, both organically and through strategic acquisitions. Key elements of our strategy are summarized below:

Grow Our Product Offerings and Solutions through Portfolio Differentiation

We will continue to extend leading market positions where we have a strong competitive position, cost leadership and proven technology. In addition, we will invest in the differentiation of our core product lines to build on our strong product and application expertise. We also plan to expand into adjacent and complementary technologies as demonstrated by the recent acquisitions of analytical instrumentation and dewatering solutions businesses.

Focus on Organic Growth Initiatives

We have launched a global commercial excellence initiative, deploying people, processes and tools to make our sales and marketing teams more effective and efficient. We have trained over 500 front-line sales agents under this initiative and have 30 dedicated commercial excellence leaders to service our most profitable accounts. In addition, we have launched digital selling tools, which improve our value propositions, and have built a strategic accounts program to focus on our most important customers. These efforts have already improved the revenues generated per sales agent across our businesses. We will continue to make investments in customer relationship management, mobile technologies, customer applications and other technologies that improve our knowledge of customers and the critical activities that drive growth.

Investing in New Technology and Innovation

We will continue to make targeted investments in research and development activities to develop breakthrough products and solutions. We will pursue and execute a robust pipeline of opportunities in core and emerging markets. We have established a wastewater Center of Excellence, in Stockholm, Sweden, with over 100 research, development and engineering employees. We have launched engineering Centers of Excellence in India and China, where we are accelerating the customization of our application expertise to local needs. Our engineers will continue to work closely with our customers in an effort to identify new applications for our products and develop new technologies and solutions to expand our current portfolio further.

Build on Our Presence in Fast-Growing Emerging Markets

Urbanization trends and growth in the middle class in developing countries are generating significant demand for water applications. We intend to continue to capture this growth by further expanding into emerging markets, such as China, India and Brazil, increasing our existing presence of over 40 facilities. We plan to leverage our strong global reach, manufacturing footprint and extensive distribution network to capitalize on growth opportunities in these regions. We will continue to establish and reinforce local capabilities by growing our local presence in these markets with investments in sales, marketing and manufacturing capabilities globally.

Growth through Disciplined Acquisitions

Acquisitions are an important part of our growth strategy. Certain segments of the global water industry we serve are highly fragmented, providing numerous acquisition opportunities. We have successfully completed and integrated 20 acquisitions over the past five years, including Godwin Pumps, Nova Analytics, and OI Corporation, and we will selectively pursue highly targeted acquisitions that will broaden our core product portfolio, expand our geographic footprint and enhance our position in strategic markets.

Recent Developments

On July 5, 2011, we entered into a definitive agreement to acquire YSI Incorporated (“YSI”) for an aggregate purchase price of $310 million (the “YSI acquisition”). YSI is a leading developer and manufacturer of sensors, instruments, software, and data collection platforms for environmental water monitoring. YSI reported 2010 global revenues of $101 million and employs 390 people at several facilities in the United States, Europe and Asia. We expect to raise $310 million of indebtedness in connection with the acquisition. The transaction is expected to close in the third quarter of 2011, pending customary closing conditions and approval of YSI’s shareholders.

Other Information

Xylem Inc. was incorporated in Indiana on May 4, 2011. Our principal executive offices are located at 1133 Westchester Avenue, White Plains, New York 10604. Our telephone number is (914) 304-1700.

The Spin-Off

Overview

On January 11, 2011, the Board of Directors of ITT Corporation (“ITT”) approved a plan to spin-off Xylem and Exelis from ITT, following which Xylem and Exelis will be independent, publicly traded companies.

Before our spin-off from ITT, we will enter into a Distribution Agreement and several other agreements with ITT and Exelis related to the spin-off. These agreements will govern the relationship between and among us, ITT and Exelis after completion of the spin-off and provide for the allocation between us and ITT and Exelis of various assets, liabilities, rights and obligations (including employee benefits, intellectual property, information technology, insurance and tax-related assets and liabilities). These agreements will also govern Xylem’s relationship with ITT and Exelis following the spin-off and will provide arrangements for employee matters, tax matters, intellectual property matters, insurance matters and other specified liabilities, rights and obligations attributable to periods before and, in some cases, after the spin-off. These agreements will also include arrangements with respect to transitional services to be provided by any of ITT, Xylem or Exelis to any other of them. See “Certain Relationships and Related Party Transactions — Agreements with ITT and Exelis Related to the Spin-Off.” Additionally, at or before the spin-off, we will raise indebtedness in an amount estimated at $1.2 billion, the net proceeds of which are expected to fund a net cash transfer of approximately $817 million (the “Contribution”) to ITT, with the balance to be used in connection with the YSI acquisition and for general corporate purposes.

The distribution of Xylem common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. In addition, ITT has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of ITT determines, in its sole discretion, that the spin-off is not in the best interests of ITT or its shareholders or other constituents, that a sale or other alternative is in the best interests of ITT or its shareholders or other constituents, or that it is not advisable at that time for Xylem to separate from ITT. See “The Spin-Off — Conditions to the Spin-Off.”

Questions and Answers About the Spin-Off

The following provides only a summary of the terms of the spin-off. For a more detailed description of the matters described below, see “The Spin-Off.”

Q:	What is the spin-off?

A:	The spin-off is the series of transactions by which Xylem will separate from ITT. To complete the spin-off, ITT will distribute to its shareholders all of the shares of Xylem common stock. We refer to this as the distribution. Following the spin-off, Xylem will be a separate company from ITT, and ITT will not retain any ownership interest in Xylem.

Q:	What will I receive in the spin-off?

A:	As a holder of ITT stock, you will retain your ITT shares and will receive shares of Xylem common stock for each share of ITT common stock you own as of the record date. You will also receive shares of common stock of Exelis Inc. in connection with the concurrent spin-off of that company. Your proportionate interest in ITT will not change as a result of the spin-off. See “The Spin-Off.”

Q:	What is Xylem?

A:	Xylem is a world leader in the design, manufacturing, and application of highly engineered technologies for the water industry. Xylem is currently a wholly owned subsidiary of ITT whose shares will be distributed to ITT shareholders if the spin-off is completed. After the spin-off is completed, Xylem will be a public company.

Q:	Why is the separation of Xylem structured as a spin-off?

A:	On January 11, 2011, the Board of Directors of ITT approved a plan to spin off its water-related businesses, which we refer to as ITT’s Water business, and its Defense and Information Solutions segment, which we refer to as ITT’s Defense business. ITT currently believes a spin-off is the most efficient way to accomplish a separation of the Water business for various reasons, including: (i) a spin-off would be a tax-free distribution of Xylem common stock to shareholders; (ii) a spin-off offers a higher degree of certainty of completion in a timely manner, lessening disruption to current Water business operations; and (iii) a spin-off provides greater assurance that decisions regarding Xylem’s capital structure support future financial stability. After consideration of strategic alternatives, including a sale, ITT believes that a tax-free spin-off will enhance the long-term value of both ITT and Xylem. See “The Spin-Off — Reasons for the Spin-Off.”

Q:	Can ITT decide to cancel the distribution of the Xylem common shares even if all the conditions have been met?

A:	Yes. The distribution of Xylem common stock is subject to the satisfaction or waiver of certain conditions. See “The Spin-Off — Conditions to the Spin-Off.” ITT has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of ITT determines, in its sole discretion, that the spin-off is not in the best interests of ITT or its shareholders or other constituents, that a sale or other alternative is in the best interests of ITT or its shareholders or other constituents, or that it is not advisable at that time for Xylem to separate from ITT.

Q:	What is being distributed in the spin-off?

A:	Approximately shares of Xylem common stock will be distributed in the spin-off, based on the number of shares of ITT common stock expected to be outstanding as of , 2011, the record date. The exact number of shares of Xylem common stock to be distributed will be calculated on the record date, and assuming a distribution ratio of . The shares of Xylem common stock to be distributed by ITT will constitute all of the issued and outstanding shares of Xylem common stock immediately prior to the distribution. For more information on the shares being distributed in the spin-off, see “Description of Capital Stock — Common Stock.”

Q:	How will options and stock held by Xylem employees be affected as a result of the spin-off?

A:	At the time of the distribution, the exercise price of and number of shares subject to any outstanding option to purchase ITT stock, as well as the number of shares subject to any restricted stock right or other ITT equity award held by Xylem’s current and former employees on the distribution date, will be adjusted to reflect the value of the distribution such that the intrinsic value of such awards at the time of separation is held constant. In addition, existing performance criteria applicable to such awards will be modified appropriately to reflect the spin-off.

Additionally, Xylem’s current and former employees who hold accounts in the ITT 401(k) Plan on , 2011 will have their accounts transferred to the Xylem 401(k) Plan, as of , 2011, including any shares of ITT common stock held in the ITT Stock Fund under the ITT 401(k) Plan. On the distribution date, shares of Xylem common stock (as well as shares of Exelis common stock), based on the distribution ratio for each share of ITT common stock held in such employee’s ITT stock fund account, will be included in a new Xylem stock fund account under the Xylem 401(k) Plan. However, in conformity with the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”), remaining shares of ITT common stock held in Xylem’s employees’ ITT stock fund accounts following the distribution will be disposed of and allocated to another investment alternative available under the Xylem 401(k) Plan if and when directed by participants, and any such shares remaining as of , 2012 will be automatically disposed of and the proceeds invested in another such investment alternative (but this will not prohibit diversified, collectively managed investment alternatives available under the Xylem 401(k) Plan from holding ITT common stock or prohibit employees who use self-directed accounts in the Xylem 401(k) Plan from investing their accounts in ITT common stock).

In addition, current and former ITT employees who hold shares of ITT common stock in their ITT 401(k) Plan account as of the record date will receive shares of our common stock (as well as shares of Exelis common stock) in the distribution. Our shares (as well as shares of Exelis common stock) will be included in new, temporary stock funds under the ITT 401(k) Plan. In conformity with the fiduciary responsibility requirements of ERISA, remaining shares of our common stock (as well as shares of Exelis common stock) held in these temporary stock funds following the distribution will be disposed of and allocated to another investment alternative available under the ITT 401(k) Plan when directed by participants, and any such shares remaining as of , 2012 will be automatically disposed of and the proceeds invested in another such investment alternative (but this will not prohibit diversified, collectively managed investment alternatives available under the ITT 401(k) Plan from holding our common stock or prohibit employees who use self-directed accounts in the ITT 401(k) Plan from investing their accounts in our common stock).

Q:	When is the record date for the distribution?

A:	The record date will be 5:00 p.m., New York time, on , 2011.

Q:	When will the distribution occur?

A:	The distribution date of the spin-off is , 2011. Xylem expects that it will take the distribution agent, acting on behalf of ITT, up to two weeks after the distribution date to fully distribute the shares of Xylem common stock to ITT shareholders. The ability to trade Xylem shares will not be affected during that time.

Q:	What do I have to do to participate in the spin-off?

A:	Nothing. You are not required to take any action, although you are urged to read this entire document carefully. No shareholder approval of the distribution is required or sought. You are not being asked for a proxy. No action is required on your part to receive your shares of Xylem common stock. You will neither be required to pay anything for the new shares nor be required to surrender any shares of ITT common stock to participate in the spin-off.

Q:	What are ITT’s reasons for the spin-off?

A:	ITT’s Board of Directors has determined that the spin-off is in the best interests of ITT and its shareholders and other constituents because the spin-off will provide the following key benefits:

• Greater Strategic Focus of Financial Resources and Management’s Efforts.  ITT’s Water business represents a discrete portion of ITT’s overall businesses. It has historically exhibited different financial and operating characteristics than ITT’s other businesses. The spin-off will allow us to better align management’s attention, compensation and resources to pursue opportunities in the water technology market and to manage our cost structure more actively.

• Enhanced Customer Focus.  Both ITT and we believe that, as a unified, commonly managed, stand-alone water technology business, our management will be able to focus solely on the needs of our own customers, without dilution arising from a connection to a larger parent with diverse goals and incentives.

• Direct and Differentiated Access to Capital Resources.  After the spin-off, we will no longer need to compete with ITT’s other businesses for capital resources. As a long-cycle global industrial business with strong global cash flow generation, our business has different financial and operating characteristics from ITT’s other businesses.

• Enhanced Investor Choices by Offering Investment Opportunities in Separate Entities.  After the spin-off, investors should be better able to evaluate our financial performance, as well as our strategy within the context of our markets, thereby enhancing the likelihood that we will achieve an appropriate market valuation.

• Improved Management Incentive Tools.  It is expected that we will use our equity to compensate current and future employees. In multi-business companies such as ITT, it is difficult to structure incentives that reward managers in a manner directly related to the performance of their respective business units. By granting equity linked to a specific business, equity compensation will be more in line with the financial results of the managers’ direct work product. In addition, reducing the conglomerate discount that currently impacts ITT stock may provide our business with a more attractive currency for equity-based compensation.

• Utilization of Stock as an Acquisition Currency.  Although we are not currently evaluating any acquisitions involving the use of our stock, the spin-off will enable us to use our stock as currency to pursue certain financial and strategic objectives, including tax-free merger transactions. In addition, future strategic transactions with similar businesses will be more easily facilitated through the use of our stand-alone stock as consideration.

ITT’s Board of Directors also considered a number of potentially negative factors in evaluating the spin-off, including costs relating to the separation and risks relating to the capital structure of ITT and us following the spin-off. Notwithstanding these costs and risks, however, ITT’s Board of Directors determined that the potential benefits of the spin-off outweighed these factors. See “Risk Factors — Risks Relating to the Spin-Off” and “The Spin-Off — Reasons for the Spin-Off.”

Q:	What are the U.S. Federal income tax consequences of the spin-off?

A:	The spin-off is conditioned on the receipt by ITT of a ruling (“IRS Ruling”) from the Internal Revenue Service (“IRS”) that, for U.S. Federal income tax purposes, the distribution, together with certain related transactions, will be tax-free to ITT and ITT’s shareholders under Sections 355 and 368(c)(1) of the Internal Revenue Code of 1986 (the “Code”). In addition, the spin-off is conditioned on the receipt of an opinion of tax counsel as to the satisfaction of certain requirements necessary for the distribution, together with certain related transactions, to receive tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code upon which the IRS will not rule. ITT expects to receive such opinion at the time of the consummation of the spin-off. Although ITT has no intention to do, such conditions are solely for the benefit of ITT and may be waived by ITT in its sole discretion. The tax consequences of the distribution are described in more detail under “The Spin-Off — U.S. Federal Income Tax Consequences of the Spin-Off.”

Q:	Will the Xylem common stock be listed on a stock exchange?

A:	Yes. Although there is not currently a public market for Xylem common stock, before completion of the spin-off, Xylem will apply to list its common stock on the New York Stock Exchange (“NYSE”) under the symbol “XYL”. It is anticipated that trading of Xylem common stock will commence on a “when-issued” basis at least two trading days prior to the record date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. On the first trading day following the distribution date, any when-issued trading with respect to Xylem common stock will end and “regular-way” trading will begin. “Regular-way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full trading day following the date of the transaction. See “Trading Market.”

Q:	Will my shares of ITT common stock continue to trade?

A:	Yes. ITT common stock will continue to be listed and trade on the NYSE under the symbol “ITT.”

Q:	If I sell, on or before the distribution date, shares of ITT common stock that I held on the record date, am I still entitled to receive shares of Xylem common stock distributable with respect to the shares of ITT common stock I sold?

A:	Beginning on or shortly before the record date and continuing through the distribution date for the spin-off, ITT’s common stock will begin to trade in two markets on the NYSE: a “regular-way” market and an “ex-distribution” market. If you hold shares of ITT common stock as of the record date for the distribution and choose to sell those shares in the regular-way market after the record date for the distribution and on or before the distribution date, you also will be selling the right to receive the shares of Xylem common stock in connection with the spin-off. However, if you hold shares of ITT common stock as of the record date for the distribution and choose to sell those shares in the ex-distribution market after the record date for the distribution and on or before the distribution date, you will still receive the shares of Xylem common stock in the spin-off.

Q:	Will the spin-off affect the trading price of my ITT stock?

A:	Yes, the trading price of shares of ITT common stock immediately following the distribution is expected to be lower than immediately prior to the distribution because its trading price will no longer reflect the value of the Water and Defense businesses. However, we cannot provide you with any guarantees as to the price at which the ITT shares will trade following the spin-off.

Q:	What indebtedness will Xylem have following the spin-off?

A:	It is anticipated that, prior to the completion of the spin-off, Xylem will raise indebtedness in an amount estimated at $1.2 billion, the net proceeds of which are expected to fund a net cash transfer of approximately $817 million to ITT, with the balance to be used in connection with the YSI acquisition and for general corporate purposes.

Q:	What is the Contribution?

A:	As part of the internal reorganization, we expect to fund a net cash transfer of approximately $817 million to ITT, which is expected to be used to repay outstanding ITT indebtedness. The indebtedness to be raised and the Contribution are primarily intended to assist in the creation of capital structures that are expected to provide attractive credit profiles and balanced growth capacity for ITT, Exelis and us.

Q:	What will be the relationship between ITT and Xylem after the spin-off?

A:	Following the spin-off, Xylem will be an independent, publicly traded company and ITT will have no continuing stock ownership interest in Xylem. Xylem will have entered into a Distribution Agreement with ITT and Exelis and will enter into several other agreements for the purpose of allocating between Xylem, Exelis and ITT various assets, liabilities, rights and obligations (including employee benefits, intellectual property, insurance and tax-related assets and liabilities). These agreements will also govern Xylem’s relationship with ITT and Exelis following the spin-off and will provide arrangements for employee matters, tax matters, intellectual property matters, insurance matters and other specified liabilities, rights and obligations attributable to periods before and, in some cases, after the spin-off. These agreements will also include arrangements with respect to transitional services to be provided by one or more of ITT, Xylem or Exelis to any other of them. The Distribution Agreement will provide, in general, that Xylem will indemnify ITT and Exelis, as the case may be, against any and all liabilities arising out of Xylem’s business as constituted in connection with the spin-offs and any other liabilities and obligations assumed by Xylem, and that ITT and Exelis will indemnify Xylem against any and all liabilities arising out of the businesses of ITT or Exelis, as the case may be, as constituted in connection with the spin-offs and any other liabilities and obligations assumed by ITT or Exelis, respectively.

Q:	What will Xylem’s dividend policy be after the spin-off?

A:	Following the distribution, we expect that initially Xylem will pay a dividend, although the timing, declaration, amount and payment of future dividends to our shareholders fall within the discretion of our Board of Directors and will depend on many factors, including our financial condition, results of operations and capital requirements, industry practice and other business considerations that Xylem’s Board of Directors considers relevant from time to time. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may limit or prohibit the payments of dividends. See “Dividend Policy.”

Q:	What are the anti-takeover effects of the spin-off?

A:	Some provisions of the amended and restated articles of incorporation of Xylem and the amended and restated by-laws of Xylem, Indiana law and possibly the agreements governing Xylem’s new debt, as each will be in effect immediately following the spin-off, may have the effect of making more difficult an acquisition of control of Xylem in a transaction not approved by Xylem’s Board of Directors. See “Description of Capital Stock — Provisions of Our Amended and Restated Articles of Incorporation and Amended and Restated By-Laws That Could Delay or Prevent a Change in Control.” In addition, under the Tax Matters Agreement, Xylem will agree not to enter into any transaction for a period of two years following the distribution involving an acquisition (including issuance) of Xylem common stock or any other transaction (or, to the extent Xylem has the right to prohibit it, to permit any such transaction) that could cause the distribution to be taxable to ITT. Xylem will also agree to indemnify ITT for any tax resulting from any such transaction. Generally, ITT will recognize a taxable gain on the distribution if there are one or more acquisitions (including issuances) of Xylem capital stock representing 50% or more of Xylem’s then-outstanding stock, measured by vote or value, and the acquisitions are deemed to be part of a plan or series of related transactions that include the distribution. Any such acquisition of Xylem common stock within two years before or after the distribution (with exceptions, including public trading by less-than-5% shareholders and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless that presumption is rebutted. As a result, Xylem’s obligations may discourage, delay or prevent a change of control of Xylem.

Q:	What are the risks associated with the spin-off?

A:	There are a number of risks associated with the spin-off and ownership of Xylem common stock. These risks are discussed under “Risk Factors.”

Q:	How will the spin-off affect Xylem’s relationship with its customers?

A:	We believe we have well-established relationships with our principal customers. We believe the spin-off will enable us to better focus on those customers and to align our resources with their priorities. As we seek to enter into new contracts with our customers, we expect to continue to provide information to enable them to have ongoing confidence in our management, our workforce and our ability to perform, including our financial stability.

Q:	Where can I get more information?

A:	If you have any questions relating to the mechanics of the distribution, you should contact the distribution agent, The Bank of New York Mellon, at:

ITT Corporation c/o BNY Mellon Shareowner Services P.O. Box 358015 Pittsburgh, PA 15252-8015 Phone: 800 254 2823

Before the spin-off, if you have any questions relating to the spin-off, you should contact ITT at:

ITT Corporation Investor Relations Phone: +1 914 641 2030 Email: thomas.scalera@itt.com www.itt.com

After the spin-off, if you have any questions relating to Xylem, you should contact Xylem at:

Xylem Inc. Investor Relations Phone: Email:

Summary of the Spin-Off

Distributing Company	ITT Corporation, an Indiana corporation. After the distribution, ITT will not own any shares of Xylem common stock.

Distributed Company	ITT Xylem Inc., an Indiana corporation and a wholly owned subsidiary of ITT. After the spin-off, Xylem will be an independent, publicly traded company.

Distributed Securities	All of the shares of Xylem common stock owned by ITT, which will be 100% of Xylem common stock issued and outstanding immediately prior to the distribution.

Record Date	The record date for the distribution is 5:00 p.m., New York time, on , 2011.

Distribution Date	The distribution date is , 2011.

Internal Reorganization	As part of the spin-off, ITT will undergo an internal reorganization, which we refer to as the “internal reorganization,” that will, among other things and subject to limited exceptions:

• allocate and transfer to each of Xylem and Exelis and their respective subsidiaries, as applicable, those assets, and to allocate and assign responsibility for those liabilities, in respect of the activities of the applicable businesses of such entities; and

• allocate, transfer and assign, as applicable, those assets and liabilities in respect of other current and former businesses and activities of ITT and its current and former subsidiaries.

After completion of the spin-off:

• Xylem will own and operate ITT’s water infrastructure and applied water businesses;

• Exelis will own and operate ITT’s command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR) electronics and systems, and informational and technical services businesses; and

• ITT will own and operate its industrial process, motion technologies, interconnect solutions and control technologies businesses.

See “The Spin-Off — Manner of Effecting the Spin-Off — Internal Reorganization.”

Incurrence of Debt	It is anticipated that, at or prior to completion of the spin-off, Xylem will raise indebtedness in an amount estimated at $1.2 billion, the net proceeds of which are expected to fund a net cash transfer of approximately $817 million to ITT, with the balance to be used in connection with the YSI acquisition and for general corporate purposes.

Distribution Ratio	Each holder of ITT common stock will receive shares of Xylem common stock for each share of ITT common stock held on , 2011.

The Distribution	On the distribution date, ITT will release the shares of Xylem common stock to the distribution agent to distribute to ITT shareholders. The distribution of shares will be made in book-entry form, which means that no physical share certificates will be issued. It is expected that it will take the distribution agent up to two weeks to issue shares of Xylem common stock to you or to your bank or brokerage firm electronically on your behalf by way of direct registration in book-entry form. Trading of our shares will not be affected during that time. Following the spin-off, shareholders whose shares are held in book-entry form may request that their shares of Xylem common stock be transferred to a brokerage or other account at any time. You will not be required to make any payment, surrender or exchange your shares of ITT common stock, or take any other action to receive your shares of Xylem common stock.

Conditions to the Spin-Off	Completion of the spin-off is subject to the satisfaction or waiver by ITT of the following conditions:

• our Registration Statement on Form 10, of which this Information Statement forms a part, shall have been declared effective by the Securities and Exchange Commission (the “SEC”), no stop order suspending the effectiveness thereof shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and this Information Statement shall have been mailed to the ITT shareholders;

• Xylem common stock shall have been approved for listing on the NYSE, subject to official notice of distribution;

• ITT shall have obtained an opinion from its tax counsel, in form and substance satisfactory to ITT, as to the satisfaction of certain requirements necessary for the distribution, together with certain related transactions, to qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code upon which the IRS will not rule;

• ITT shall have obtained a private letter ruling from the Internal Revenue Service, in form and substance satisfactory to ITT, and such ruling shall remain in effect as of the distribution date, to the effect, among other things, that the distribution, together with certain related transactions, will qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code;

• the Board of Directors of ITT shall have obtained opinions from a nationally recognized valuation firm, in form and substance satisfactory to ITT, with respect to the capital adequacy and solvency of each of ITT, Exelis and Xylem;

• ITT shall have obtained all government approvals and other consents necessary to consummate the distribution;

• no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the distribution shall be pending, threatened, issued or in effect, and no other event outside the control of ITT shall have occurred or failed to occur that prevents the consummation of all or any portion of the distribution;

• no other events or developments shall have occurred or failed to occur that, in the judgment of the Board of Directors of ITT, would result in the distribution having a material adverse effect on ITT or its shareholders;

• the financing transactions described in this Information Statement as having occurred prior to the distribution shall have been consummated on or prior to the distribution;

• the internal reorganization shall have been completed, except for such steps as ITT in its sole discretion shall have determined may be completed after the distribution date;

• ITT shall have taken all necessary action, in the judgment of the Board of Directors of ITT, to cause the Board of Directors of Xylem to consist of the individuals identified in this Information Statement as directors of Xylem;

• ITT shall have taken all necessary action, in the judgment of the Board of Directors of ITT, to cause the officers of Xylem to be the individuals identified as such in this Information Statement;

• ITT shall have caused all its employees and any employees of its subsidiaries (excluding any employees of any of Xylem and its subsidiaries after the internal reorganization (the “Xylem Group”)) to resign, effective as of the distribution date, from all positions as officers or directors of any member of the Xylem Group in which they serve, and Xylem shall have caused all its employees and any employees of its subsidiaries to resign, effective as of the distribution date, from all positions as officers or directors of any of ITT, Exelis or any of their respective subsidiaries after the internal reorganization, in which they serve;

• all necessary actions shall have been taken to adopt the form of amended and restated articles of incorporation and amended and restated by-laws filed by Xylem with the SEC as exhibits to the Registration Statement on Form 10, of which this Information Statement forms a part;

• the Board of Directors of ITT shall have approved the distribution, which approval may be given or withheld at its absolute and sole discretion; and

• each of the Distribution Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Intellectual Property License Agreements, the Master Transition Services Agreements and the other ancillary agreements shall have been executed by each party.

Completion of the spin-off of Exelis will be subject to similar conditions as those listed above. The fulfillment of the foregoing conditions will not create any obligation on ITT’s part to effect the spin-off. We are not aware of any material federal, foreign or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations, the receipt of a private letter ruling from the Internal Revenue Service, approval for listing on the NYSE and the declaration of effectiveness of the Registration Statement on Form 10 by the SEC, in connection with the distribution. ITT has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of ITT determines, in its sole discretion, that the spin-off is not then in the best interests of ITT or its shareholders or other constituents, that a sale or other alternative is in the best interests of ITT or its shareholders or other constituents, or that it is not advisable for Xylem to separate from ITT at that time. For more information, see “The Spin-Off — Conditions to the Spin-Off.”

Trading Market and Symbol	We intend to file an application to list Xylem common stock on the NYSE under the ticker symbol “XYL”. We anticipate that, at least two trading days prior to the record date, trading of shares of Xylem common stock will begin on a “when-issued” basis and will continue up to and including the distribution date, and we expect “regular-way” trading of Xylem common stock will begin the first trading day after the distribution date. We also anticipate that, at least two trading days prior to the record date, there will be two markets in ITT common stock: a regular-way market on which shares of ITT common stock will trade with an entitlement for the purchaser of ITT common stock to shares of Xylem common stock to be distributed pursuant to the distribution, and an “ex-distribution” market on which shares of ITT common stock will trade without an entitlement for the purchaser of ITT common stock to shares of Xylem common stock. For more information, see “Trading Market.”

Tax Consequences	As a condition to the spin-off, ITT will receive an IRS Ruling stating that ITT and ITT’s shareholders will not recognize any taxable income, gain or loss for U.S. Federal income tax purposes as a result of the spin-off. In addition, the spin-off is conditioned on the receipt of an opinion of tax counsel as to the satisfaction of certain requirements necessary for the spin-off to receive tax-free treatment upon which the IRS will not rule. See “The Spin-Off — U.S. Federal Income Tax Consequences of the Spin-Off.”

Each shareholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the spin-off to such shareholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Relationship with ITT after the Spin-Off	We will enter into a Distribution Agreement and other agreements with ITT and Exelis related to the spin-off. These agreements will govern the relationship between us, Exelis and ITT after completion of the spin-off and provide for the allocation between us, Exelis and ITT of various assets, liabilities, rights and obligations (including employee benefits, intellectual property, insurance and tax-related assets and liabilities). The Distribution Agreement will provide for the allocation of assets and liabilities among ITT, Exelis and Xylem and will establish the rights and obligations between and among the parties following the distribution. We intend to enter into one or more Transition Services Agreements with ITT and Exelis pursuant to which certain services will be provided on an interim basis following the distribution. We also intend to enter into an Employee Matters Agreement that will set forth the agreements between us, Exelis and ITT concerning certain employee compensation and benefit matters. Further, we intend to enter into a Tax Matters Agreement with Exelis and ITT regarding the sharing of taxes incurred before and after completion of the spin-off, certain indemnification rights with respect to tax matters and certain restrictions to preserve the tax-free status of the spin-off. In addition, to facilitate the ongoing use of various intellectual property, we intend to enter into a Technology License Agreement that will provide for certain reciprocal licensing arrangements with ITT and Exelis and certain trademark license agreements with ITT. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions — Agreements with ITT and Exelis Related to the Spin-Off,” and describe some of the risks of these arrangements under “Risk Factors — Risks Relating to the Spin-Off.”

Dividend Policy	Following the distribution, we expect that initially Xylem will pay a dividend, although, the timing, declaration, amount and payment of future dividends to our shareholders fall within the discretion of our Board of Directors and will depend on many factors, including our financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that Xylem’s Board of Directors considers relevant. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may limit or prohibit the payments of dividends. See “Dividend Policy.”

Transfer Agent	The Bank of New York Mellon

Risk Factors	We face both general and specific risks and uncertainties relating to our business, our relationship with ITT and Exelis and our being an independent, publicly traded company. We also are subject to risks relating to the spin-off. You should carefully read the risk factors set forth in the section entitled “Risk Factors” in this Information Statement.

Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data

The following table presents the summary historical condensed combined financial data for Xylem. The condensed combined statement of operations data for each of the years in the three-year period ended December 31, 2010 and the condensed combined balance sheet data as of December 31, 2010 and 2009 set forth below are derived from Xylem’s audited combined financial statements included in this Information Statement. The condensed combined financial data for the six months ended June 30, 2011 and 2010 are derived from Xylem’s unaudited condensed combined financial statements included in this Information Statement. The condensed combined balance sheet data as of December 31, 2008 is derived from Xylem’s unaudited combined financial statements that are not included in this Information Statement. The unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of our management, include all adjustments necessary for a fair presentation of the information set forth herein.

The summary unaudited pro forma condensed combined financial data for the six months ended June 30, 2011 and the year ended December 31, 2010 have been prepared to reflect the acquisition of Godwin Pumps on August 3, 2010 and the spin-off, including: (i) the distribution of Xylem common stock by ITT to its shareholders; (ii) the incurrence of indebtedness in an amount estimated at $890 million, the net proceeds of which are expected to fund a net cash transfer of approximately $817 million to ITT, with the balance to be used for general corporate purposes; and (iii) the impact of the transactions contemplated by the Tax Matters Agreement. The unaudited pro forma condensed combined income statement data presented for the six months ended June 30, 2011 and the year ended December 31, 2010 assumes the spin-off occurred on January 1, 2010. The unaudited pro forma condensed combined balance sheet data assumes the spin-off occurred on June 30, 2011. The summary unaudited pro forma condensed combined financial data do not give effect to the YSI acquisition or $310 million of indebtedness to be raised in connection with the YSI acquisition, because such acquisition is not considered significant. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances.

The unaudited pro forma condensed combined financial statements are not necessarily indicative of our results of operations or financial condition had the distribution and our anticipated post-spin-off capital structure been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had we been operating as an independent, publicly traded company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial condition.

You should read this summary financial data together with “Unaudited Pro Forma Condensed Combined Financial Statements,” “Capitalization,” “Selected Historical Condensed Combined Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the condensed combined financial statements and accompanying notes included in this Information Statement.

	As of and for			As of and for
	Six Months Ended June 30			Year Ended December 31
	Pro Forma			Pro Forma
	2011	2011	2010	2010	2010	2009	2008
			(In millions)

Net sales	$1,861	$1,861	$1,461	$3,347	$3,202	$2,849	$3,291
Operating income	237	216	170	407	388	276	315
Net income	153	150	141	317	329	263	224
Total assets	4,074	3,949	2,873	N/A*	3,735	2,535	2,543
Long-term debt (including capital lease obligations)	894	4	4	N/A*	4	4	2

*N/A = Not applicable

RISK FACTORS

You should carefully consider each of the following risks, which we believe are the principal risks that we face and of which we are currently aware, and all of the other information in this Information Statement. Some of the risks described below relate to our business, while others relate to the spin-off. Other risks relate principally to the securities markets and ownership of our common stock.

Should any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially and adversely affected, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Relating to Our Business

We face the following risks in connection with the general conditions and trends of the industry in which we operate:

Demand for our products and services is significantly affected by U.S. and European economic conditions.

We compete around the world in various geographic and product markets. In 2010, 35% and 39% of our total sales were to customers located in the United States and Europe, respectively. We expect sales into these markets to be significant for the foreseeable future. Important factors impacting our businesses include the overall strength of these economies and our customers’ confidence in both local and global macro economic conditions; industrial and federal, state, local and municipal governmental spending; the strength of the residential and commercial real estate markets; interest rates; availability of commercial financing for our customers and end-users; and unemployment rates. A slowdown or downturn in these financial or macro economic conditions could have a significant adverse effect on our business, financial condition, results of operations and cash flow.

We have experienced and expect to continue to experience fluctuations in revenues and operating results due to economic and business cycles, particularly within the portion of our business that provides products and services used in residential and commercial buildings. We believe our level of business activity is influenced by residential and commercial building starts, and renovations, which are heavily influenced by interest rates, consumer debt levels, changes in disposable income, employment growth and consumer confidence. Credit market conditions greatly affect the ability of residential and commercial builders to obtain the necessary capital to complete and begin new projects. We closely monitor the credit worthiness of our customers, and evaluate their financial ability to pay for those products and services we provide to them. As it relates to our customers’ ability to pay for products and services, we have not experienced any significant negative impact as a result of the recent economic downturn. If market conditions worsen, it may result in the delay or cancellation of orders from our customers or potential customers and adversely affect our revenues and our ability to manage inventory levels, collect customer receivables and maintain current levels of profitability.

Economic and other risks associated with international sales and operations could adversely affect our business.

In 2010, 65% of our total sales was to customers outside the United States. We expect our international operations and export sales to continue to be a significant portion of our revenue. Both our sales from international operations and export sales are subject in varying degrees to risks inherent to doing business outside the United States. These risks include the following:

•	Possibility of unfavorable circumstances arising from host country laws or regulations;

•	Currency exchange rate fluctuations and restrictions on currency repatriation;

•	Potential negative consequences from changes to taxation policies;

•	The disruption of operations from labor and political disturbances;

•	Changes in tariff and trade barriers and import and export licensing requirements; and

•	Insurrection or war.

Following the spin-off, we expect that a majority of our cash will continue to be generated by our foreign subsidiaries and repatriation of that cash to the United States may be inefficient from a tax perspective. Any payment of distributions, loans or advances to us by our foreign subsidiaries could be subject to restrictions on, or taxation of, dividends on repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate. In addition to the general risks that we face outside the United States, we now conduct more of our operations in emerging markets than we have in the past, which could involve additional uncertainties for us, including risks that governments may impose limitations on our ability to repatriate funds; governments may impose withholding or other taxes on remittances and other payments to us, or the amount of any such taxes may increase; an outbreak or escalation of any insurrection or armed conflict may occur; governments may seek to nationalize our assets; or governments may impose or increase investment barriers or other restrictions affecting our business. In addition, emerging markets pose other uncertainties, including the protection of our intellectual property, pressure on the pricing of our products, and risks of political instability. We cannot predict the impact such future, largely unforeseeable events might have on our business, financial condition, results of operations and cash flow.

Failure to compete successfully in our markets could adversely affect our business.

We provide products and services into competitive markets. We believe the principal points of competition in our markets are product performance, reliability and innovation, application expertise, brand reputation, energy efficiency, product life cycle cost, timeliness of delivery, proximity of service centers, effectiveness of our distribution channels and price. Maintaining and improving our competitive position will require continued investment by us in manufacturing, research and development, engineering, marketing, customer service and support, and our distribution networks. We may not be successful in maintaining our competitive position. Our competitors may develop products that are superior to our products, or may develop more efficient or effective methods of providing products and services or may adapt more quickly than we do to new technologies or evolving customer requirements. Pricing pressures also could cause us to adjust the prices of certain products to stay competitive. We may not be able to compete successfully with our existing or new competitors. Failure to continue competing successfully could adversely affect our business, financial condition, results of operations and cash flow.

Our strategy includes acquisitions, and we may not be able to make acquisitions of suitable candidates or integrate acquisitions successfully.

Our historical growth has included acquisitions. As part of our growth strategy, we plan to pursue the acquisition of other companies, assets and product lines that either complement or expand our existing business. We cannot assure you, however, that we will be able to identify suitable candidates successfully, negotiate appropriate acquisition terms, obtain financing that may be needed to consummate those acquisitions, complete proposed acquisitions, successfully integrate acquired businesses into our existing operations or expand into new markets. In addition, we cannot assure you that any acquisition, once successfully integrated, will perform as planned, be accretive to earnings, or prove to be beneficial to our operations or cash flow.

Acquisitions involve a number of risks and present financial, managerial and operational challenges, including: diversion of management attention from existing businesses and operations; integration of technology, operations personnel, and financial and other systems; potentially insufficient internal controls over financial activities or financial reporting at an acquired entity that could impact us on a combined basis; the failure to realize expected synergies; the possibility that we have acquired substantial undisclosed liabilities; and the loss of key employees of the acquired businesses.

Our business could be adversely affected by the inability of suppliers to meet delivery requirements.

Our business relies on third-party suppliers, contract manufacturing and commodity markets to secure raw materials, parts and components used in our products. Parts and raw materials commonly used in our products include motors, fabricated parts, castings, bearings, seals, nickel, copper, aluminum, and plastics. We are exposed to the availability of these materials, which may be subject to curtailment or change due to, among other things, interruptions in production by suppliers, labor disputes, the impaired financial condition of a particular supplier, suppliers’ allocations to other purchasers, changes in exchange rates and prevailing price levels, ability to meet regulatory requirements, weather emergencies or acts of war or terrorism. Any delay in our suppliers’ abilities to provide us with necessary materials could impair our ability to deliver products to our customers and, accordingly, could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our business could be adversely affected by inflation and other manufacturing and operating cost increases.

Our operating costs are subject to fluctuations, particularly due to changes in commodity prices, raw materials, energy and related utilities, freight, and cost of labor. In order to remain competitive, we may not be able to recuperate all or a portion of these higher costs from our customers through product price increases. Further, our ability to realize financial benefits from Six Sigma and Lean projects may not be able to mitigate fully or in part these manufacturing and operating cost increases and, as a result, could negatively impact our profitability.

Our business could be adversely affected by significant movements in foreign currency exchange rates.

With 65% of our total sales to customers outside the United States for the year ended December 31, 2010, we are exposed to fluctuations in foreign currency exchange rates, particularly with respect to the Euro, Swedish Krona, British Pound, Australian Dollar, Canadian Dollar, Polish Zloty, and Hungarian Forint. Any significant change in the value of currencies of the countries in which we do business relative to the value of the U.S. Dollar could affect our ability to sell products competitively and control our cost structure, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Long-lived assets, including goodwill and other intangible assets, represent a significant portion of our assets and any impairment of these assets could negatively impact our results of operations.

At December 31, 2010, our long-lived assets, including goodwill and other intangible assets, were approximately $2.3 billion, net of accumulated amortization, which represented approximately 64% of our total assets. Goodwill and indefinite-lived intangible assets are tested for impairment on an annual basis, or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We also review the carrying value of finite-lived tangible and intangible assets for impairment when impairment indicators arise. We estimate the fair value of reporting units used in the goodwill impairment test and indefinite-lived intangible assets using an income approach, and as a result the fair value measurements depend on revenue growth rates, future operating margin assumptions, risk-adjusted discount rates, assumed royalty rates, future economic and market conditions, and identification of appropriate market comparable data. Because of the significance of our long-lived assets, including goodwill and other intangible assets, any future impairment of these assets could have a material adverse effect on our results of operations and financial condition.

Failure to comply with the U.S. Foreign Corrupt Practices Act or other applicable anti-corruption legislation could result in fines, criminal penalties and an adverse effect on our business.

We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take action determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010 and others. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

We may be negatively impacted by litigation and regulatory proceedings.

We are subject to laws, regulations and potential liability relating to claims, complaints and proceedings, including those related to antitrust, environmental, product, and other matters.

We are subject to various laws, ordinances, regulations and other requirements of government authorities in foreign countries and in the United States, any violations of which could potentially create a substantial liability for us, and also could cause harm to our reputation. Changes in laws, ordinances, regulations or other government policies, the nature, timing, and effect of which are uncertain, may significantly increase our expenses and liabilities.

From time to time, we are involved in legal proceedings that are incidental to the operation of our businesses. Some of these proceedings seek remedies relating to environmental matters, product liability, personal injury claims, employment and pension matters, government contract issues and commercial or contractual disputes, sometimes related to acquisitions or divestitures. We may become subject to significant claims of which we are currently unaware, or the claims of which we are aware may result in our incurring a significantly greater liability than we anticipate or can estimate. Additionally, we may receive fines or penalties or be required to change or cease operations at one or more facilities if a regulatory agency determines that we have failed to comply with laws, regulations or orders applicable to our business.

Changes in our effective tax rates may adversely affect our financial results.

We sell our products in more than 140 countries and approximately 65% of our revenues were generated outside the United States in 2010. Given the global nature of our business, a number of factors may increase our future effective tax rates, including:

•	our decision to repatriate non-U.S. earnings for which we have not previously provided for U.S. taxes;

•	the jurisdictions in which profits are determined to be earned and taxed;

•	sustainability of historical income tax rates in the jurisdictions in which we conduct business;

•	the resolution of issues arising from tax audits with various tax authorities; and

•	changes in the valuation of our deferred tax assets and liabilities, and changes in deferred tax valuation allowances.

Any significant increase in our future effective tax rates could reduce net income for future periods.

Our business could be adversely affected by interruptions in information technology, communications networks and operations.

Our business operations rely on information technology and communications networks, and operations that are vulnerable to damage or disturbance from a variety of sources. Regardless of protection measures, essentially all systems are susceptible to disruption due to failure, vandalism, computer viruses, security breaches, natural disasters, power outages and other events. We also have a concentration of operations on certain sites, e.g. production, and shared services centers, where business interruptions could cause material damage and costs. Transport of goods from suppliers, and to customers, could also be hampered for the reasons stated above. Although we have assessed these risks, implemented controls, and performed business continuity planning, we cannot be sure that interruptions with material adverse effects will not occur.

Weather conditions may adversely affect our financial results.

Since a number of our products are used to provide water within irrigation applications (Goulds, Flowtronex and Lowara products) or used to extract water in flooding conditions (Godwin products), the demand for these products is impacted by the weather. For example, our organic revenue growth in 2010 was partially offset by unfavorable weather conditions in North America, which negatively impacted our sales of irrigation applications. Given the unpredictable nature of weather conditions, this may result in volatility for certain portions of our business as well as the operations of certain of our customers and suppliers.

The level of returns on postretirement benefit plan assets, changes in interest rates and other factors could affect our earnings and cash flows in future periods.

Certain members of our current and retired employee population are covered by pension and other employee-related defined benefit plans (collectively, postretirement benefit plans). We may experience significant fluctuations in costs related to our postretirement benefit plans as a result of macro-economic factors, such as interest rates, that are beyond our control. The cost of our postretirement plans is incurred over long periods of time and involves factors and uncertainties during those periods which can be volatile and unpredictable, including rates of return on postretirement benefit plan assets, discount rates used to calculate liabilities and expenses and rates of future compensation increases. Management develops each assumption using relevant plan and Company experience and expectations in conjunction with market-related data. Our liquidity, financial position, including shareholders’ equity, and results of operations could be materially affected by significant changes in key economic indicators, actuarial experience, financial market volatility, future legislation and other governmental regulator actions.

We make contributions to fund our postretirement benefit plans when considered necessary or advantageous to do so. The macro-economic factors discussed above, including the return on postretirement benefit plan assets and the minimum funding requirements established by local government funding or taxing authorities, or established by other agreement, may influence future funding requirements. A significant decline in the fair value of our plan assets, or other adverse changes to our overall pension and other employee-related benefit plans could require us to make significant funding contributions and affect cash flows in future periods.

Unforeseen environmental issues could impact our financial position, results of operations, or cash flows.

Our operations are subject to and affected by many federal, state, local and foreign environmental laws and regulations. In addition, we could be affected by future environmental laws or regulations, including, for example, those imposed in response to climate change concerns. Compliance with current and future environmental laws and regulations currently requires and is expected to continue to require operating and capital expenditures.

Environmental laws and regulations may authorize substantial fines and criminal sanctions as well as facility shutdowns to address violations, and may require the installation of costly pollution control equipment or operational changes to limit emissions or discharges. We also incur, and expect to continue to incur, costs to comply with current environmental laws and regulations related to remediation of conditions in the environment.

Developments such as the adoption of new environmental laws and regulations, stricter enforcement of existing laws and regulations, violations by us of such laws and regulations, discovery of previously unknown or more extensive contamination, litigation involving environmental impacts, our inability to recover costs associated with any such developments, or financial insolvency of other responsible parties could in the future have a material adverse effect on our financial position, results of operations, or cash flows.

Risks Relating to the Spin-Off

We face the following risks in connection with the spin-off:

We may incur greater costs as an independent company than we did when we were part of ITT.

As a current part of ITT, we take advantage of ITT’s size and purchasing power in procuring certain goods and services such as insurance and health care benefits, and technology such as computer software licenses. We also rely on ITT to provide various corporate functions. After the spin-off, as a separate, independent entity, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable to us as those we obtained prior to the distribution. We may also incur costs for functions previously performed by ITT that are higher than the amounts reflected in our historical financial statements, which could cause our profitability to decrease.

We expect to incur new indebtedness at or prior to consummation of the spin-off, and the degree to which we will be leveraged following completion of the spin-off may have a material adverse effect on our business, financial condition or results of operations.

We have historically relied upon ITT for working capital requirements on a short-term basis and for other financial support functions. After the spin-off, we will not be able to rely on the earnings, assets or cash flow of ITT, and we will be responsible for servicing our own debt, and obtaining and maintaining sufficient working capital. At or prior to the completion of the spin-off, we expect to raise $1.2 billion of indebtedness, the net proceeds of which are expected to fund a net cash transfer of approximately $817 million to ITT, with the balance to be used in connection with the YSI acquisition and for general corporate purposes. At or prior to the spin-off, we also expect to enter into the Credit Facility with revolving credit availability of $600 million. It is anticipated that this credit facility will be undrawn at the time of the spin-off. Given the smaller relative size of the company as compared to ITT, after the spin-off we may incur higher debt servicing costs on the new indebtedness than we would have incurred otherwise as a subsidiary of ITT or not have access to other less expensive sources of capital from short-term debt markets.

Our ability to make payments on and to refinance our indebtedness, including the debt incurred pursuant to the spin-off as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are not able to repay or refinance our debt as it becomes due, we may be forced to sell assets or take other disadvantageous actions, including (i) reducing financing in the future for working capital, capital expenditures and general corporate purposes or (ii) dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, our ability to withstand competitive pressures and to react to changes in the water technology industry could be impaired. The lenders who hold such debt could also accelerate amounts due, which could potentially trigger a default or acceleration of any of our other debt.

We may be unable to achieve some or all of the benefits that we expect to achieve from the spin-off.

As an independent, publicly traded company, we believe that our business will benefit from, among other things, (i) greater strategic focus of financial resources and management’s efforts, (ii) enhanced customer focus, (iii) direct and differentiated access to capital resources, (iv) enhanced investor choices by offering investment opportunities in a separate entity from ITT, (v) improved management incentive tools, and (vi) utilization of stock as an acquisition currency. However, by separating from ITT, we may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of ITT. In addition, we may not be able to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all.

We may increase our debt or raise additional capital in the future, which could affect our financial health, and may decrease our profitability.

We may increase our debt or raise additional capital in the future, subject to restrictions in our debt agreements. If our cash flow from operations is less than we anticipate, or if our cash requirements are more than we expect, we may require more financing. However, debt or equity financing may not be available to us on terms acceptable to us, if at all. If we incur additional debt or raise equity through the issuance of our preferred stock, the terms of the debt or our preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on our operations than we currently have. If we raise funds through the issuance of additional equity, your percentage ownership in us would decline. If we are unable to raise additional capital when needed, it could affect our financial health, which could negatively affect your investment in us. Also, regardless of the terms of our debt or equity financing, the amount of our stock that we can issue may be limited because the issuance of our stock may cause the distribution to be a taxable event for ITT under Section 355(e) of the Code, and under the Tax Matters Agreement, we could be required to indemnify ITT for that tax. See “— We may be responsible for U.S. Federal income tax liabilities that relate to the distribution.”

We may be responsible for U.S. Federal income tax liabilities that relate to the distribution.

We expect to receive an IRS Ruling stating that ITT and its shareholders will not recognize any taxable income, gain or loss for U.S. Federal income tax purposes as a result of the spin-off. In addition, the spin-off is conditioned on the receipt of an opinion of tax counsel as to the satisfaction of certain requirements necessary for the spin-off to receive tax-free treatment upon which the IRS will not rule. Receipt of the IRS Ruling and opinion of counsel will satisfy a condition to completion of the spin-off. See “The Spin-Off — U.S. Federal Income Tax Consequences of the Spin-Off.” The IRS Ruling, while generally binding upon the IRS, will be based on certain factual statements and representations. If any such factual statements or representations were incomplete or untrue in any material respect, or if the facts on which the IRS Ruling will be based are materially different from the facts at the time of the spin-off, the IRS could modify or revoke the IRS Ruling retroactively.

As discussed above, certain requirements for tax-free treatment that are not covered in the IRS Ruling will be addressed in the opinion of counsel. An opinion of counsel is not binding on the IRS. Accordingly, the IRS may reach conclusions with respect to the spin-off that are different from the conclusions reached in the opinion. Like the IRS Ruling, the opinion will be based on certain factual statements and representations, which, if incomplete or untrue in any material respect, could alter counsel’s conclusions.

ITT is not aware of any facts or circumstances that would cause any such factual statements or representations in the IRS Ruling or the legal opinion to be incomplete or untrue or cause the facts on which the IRS Ruling is based, or the legal opinion will be based, to be materially different from the facts at the time of the spin-off.

If all or a portion of the spin-off does not qualify as a tax-free transaction because any of the factual statements or representations in the IRS Ruling or the legal opinion are incomplete or untrue, or because the facts upon which the IRS Ruling is based are materially different from the facts at the time of the spin-off, ITT would recognize a substantial gain for U.S. Federal income tax purposes. In such case, under U.S. Treasury regulations each member of the ITT consolidated group at the time of the spin-off (including us and our subsidiaries) would be severally liable for the resulting entire amount of any U.S. Federal income tax liability.

Even if the spin-off otherwise qualifies as a tax-free transaction for U.S. Federal income tax purposes, the distribution will be taxable to ITT (but not to ITT shareholders) pursuant to Section 355(e) of the Code if there are one or more acquisitions (including issuances) of the stock of either us or ITT, representing 50% or more, measured by vote or value, of the then-outstanding stock of either corporation and the acquisition or acquisitions are deemed to be part of a plan or series of related transactions that include the distribution. Any acquisition of our common stock within two years before or after the distribution (with exceptions, including public trading by less-than-5% shareholders and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless that presumption is rebutted. The tax liability resulting from the application of Section 355(e) would be substantial. In addition, under U.S. Treasury regulations, each member of the ITT consolidated group at the time of the spin-off (including us and our subsidiaries) would be severally liable for the resulting U.S. Federal income tax liability.

We will agree not to enter into any transaction that could cause any portion of the spin-off to be taxable to ITT, including under Section 355(e). Pursuant to the Tax Matters Agreement, we will also agree to indemnify ITT and Exelis for any tax liabilities resulting from such transactions, and ITT and Exelis will agree to indemnify us for any tax liabilities resulting from such transactions entered into by ITT and Exelis. These obligations may discourage, delay or prevent a change of control of our company. For additional detail, see “Description of Capital Stock — Provisions of Our Amended and Restated Articles of Incorporation and Amended and Restated By-Laws That Could Delay or Prevent a Change in Control” and “Certain Relationships and Related Party Transactions — Agreements with ITT and Exelis Related to the Spin-Off — Tax Matters Agreement.”

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the distribution.

Our financial results previously were included within the consolidated results of ITT, and we believe that our financial reporting and internal controls were appropriate for those of subsidiaries of a public company. However, we were not directly subject to the reporting and other requirements of the Exchange Act. As a result of the distribution, we will be directly subject to reporting and other obligations under the Exchange Act. Beginning with our Annual Report on Form 10-K for the year ending December 31, 2012, we will be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing these assessments. These reporting and other obligations may place significant demands on our management, administrative and operational resources, including accounting systems and resources.

The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. Under the Sarbanes-Oxley Act, we are required to maintain effective disclosure controls and procedures and internal controls over financial reporting. To comply with these requirements, we may need to upgrade our systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. We expect to incur additional annual expenses for the purpose of addressing these requirements, and those expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology systems and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our financial condition, results of operations or cash flows.

We do not have a recent operating history as an independent company and our historical financial information may not be a reliable indicator of our future results.

The historical financial information we have included in this Information Statement has been derived from ITT’s consolidated financial statements and does not necessarily reflect what our financial position, results of operations and cash flows would have been as a separate, stand-alone entity during the periods presented. ITT did not account for us, and we were not operated, as a single stand-alone entity or segment for the periods presented. In addition, the historical information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. For example, following the spin-off, changes will occur in our cost structure, funding and operations, including changes in our tax structure, increased costs associated with reduced economies of scale and increased costs associated with becoming a public, stand-alone company. While we have been profitable as part of ITT, we cannot assure you that as a stand-alone company our profits will continue at a similar level.

Our customers, prospective customers and suppliers will need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them.

Some of our customers, prospective customers, and suppliers will need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them. If our customers, prospective customers or suppliers are not satisfied with our financial stability, it could have a material adverse effect on our ability to bid for and obtain or retain projects, our business, financial condition or results of operations.

The spin-off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal distribution requirements.

The spin-off could be challenged under various state and federal fraudulent conveyance laws. An unpaid creditor or an entity vested with the power of such creditor (such as a trustee or debtor-in-possession in a bankruptcy) could claim that the spin-off left ITT insolvent or with unreasonably small capital or that ITT intended or believed it would incur debts beyond its ability to pay such debts as they mature and that ITT did not receive fair consideration or reasonably equivalent value in the spin-off. If a court were to agree with such a plaintiff, then such court could void the spin-off as a fraudulent transfer and could impose a number of different remedies, including without limitation, returning our assets or your shares in our company to ITT, voiding our liens and claims against ITT, or providing ITT with a claim for money damages against us in an amount equal to the difference between the consideration received by ITT and the fair market value of our company at the time of the spin-off.

The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction’s law is applied. Generally, however, an entity would be considered insolvent if either the fair saleable value of its assets is less than the amount of its liabilities (including the probable amount of contingent liabilities), or it is unlikely to be able to pay its liabilities as they become due. No assurance can be given as to what standard a court would apply to determine insolvency or that a court would determine that ITT was solvent at the time of or after giving effect to the spin-off, including the distribution of our common stock.

The distribution by ITT of the Xylem common stock in the spin-off could also be challenged under state corporate distribution statutes. Under the Indiana Business Corporation Law (the “Indiana Corporation Law”), a corporation may not make distributions to its shareholders if, after giving effect to the distribution, (i) the corporation would not be able to pay its debts as they become due in the usual course of business; or (ii) the corporation’s total assets would be less than the sum of its total liabilities. No assurance can be given that a court will not later determine that the distribution by ITT of Xylem common stock in the spin-off was unlawful.

Under the Distribution Agreement, from and after the spin-off, we will be responsible for the debts, liabilities and other obligations related to the business or businesses which we own and operate following the consummation of the spin-off. Although we do not expect to be liable for any of these or other obligations not expressly assumed by us pursuant to the Distribution Agreement, it is possible that we could be required to assume responsibility for certain obligations retained by ITT or Exelis should ITT or Exelis fail to pay or perform its retained obligations (for example, tax, asbestos and/or environmental liabilities). See “Certain Relationships and Related Party Transactions — Agreements with ITT and Exelis Related to the Spin-Off — Distribution Agreement.”

We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements related to the spin-off.

We expect that the agreements related to the spin-off, including the Distribution Agreement, Employee Matters Agreement, Technology License Agreement, Tax Matters Agreement, Transition Services Agreements and any other agreements, will be negotiated in the context of our separation from ITT while we are still part of ITT. Accordingly, these agreements may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements being negotiated in the context of our separation are related to, among other things, allocations of assets, liabilities, rights, indemnifications and other obligations among ITT, Exelis and us. We may have received better terms under the agreements related to the spin-off from third parties because third parties may have competed with each other to win our business. See “Certain Relationships and Related Party Transactions — Agreements with ITT and Exelis Related to the Spin-Off.”

Risks Relating to Our Common Stock

You face the following risks in connection with ownership of our common stock:

There is no existing market for our common stock and we cannot be certain that an active trading market will develop or be sustained after the spin-off, and following the spin-off, our stock price may fluctuate significantly.

There currently is no public market for our common stock. We intend to list our common stock on the NYSE. See “Trading Market.” It is anticipated that before the distribution date for the spin-off, trading of shares of our common stock will begin on a “when-issued” basis and such trading will continue up to and including the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the spin-off or be sustained in the future. The lack of an active market may make it more difficult for you to sell our common stock and could lead to the price of our common stock being depressed or more volatile. We cannot predict the prices at which our common stock may trade after the spin-off. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	the sale of our shares by some ITT shareholders after the distribution because our business profile and market capitalization may not fit their investment objectives;

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	success or failure of our business strategy;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	our ability to obtain financing as needed;

•	announcements by us or our competitors of significant new business awards;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our common stock after the spin-off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	investor perception of our company and the water technology industry;

•	natural or environmental disasters that investors believe may affect us;

•	overall market fluctuations;

•	fluctuations in the budget of federal, state and local governmental entities around the world;

•	results from any material litigation or government investigation;

•	changes in laws and regulations affecting our business; and

•	general economic conditions and other external factors.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock.

Substantial sales of our common stock may occur in connection with the spin-off, which could cause the price of our common stock to decline.

The shares of our common stock that ITT distributes to its shareholders generally may be sold immediately in the public market. It is possible that some ITT shareholders, which could include some of our larger shareholders, will sell our common stock received in the distribution if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives, or — in the case of index funds — we are not a participant in the index in which they are investing. The sales of significant amounts of our common stock or the perception in the market that this will occur may reduce the market price of our common stock.

We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

Following the distribution, we expect that initially Xylem will pay a dividend, although the timing, declaration, amount and payment of future dividends to our shareholders fall within the discretion of our Board of Directors and will depend on many factors, including our financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that Xylem’s Board of Directors considers relevant. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may limit or prohibit the payments of dividends. See “Dividend Policy.” There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends. There can also be no assurance that the combined annual dividends on ITT common stock, Exelis common stock and our common stock after the spin-off, if any, will be equal to the annual dividends on ITT common stock prior to the spin-off.

Additionally, indebtedness that we expect to incur in connection with the spin-off could have important consequences for holders of our common stock. If we cannot generate sufficient cash flow from operations to meet our debt-payment obligations, then our ability to pay dividends, if so determined by the Board of Directors, will be impaired and we may be required to attempt to restructure or refinance our debt, raise additional capital or take other actions such as selling assets, reducing or delaying capital expenditures or reducing our dividend. There can be no assurance, however, that any such actions could be effected on satisfactory terms, if at all, or would be permitted by the terms of our new debt or our other credit and contractual arrangements.

Anti-takeover provisions in our organizational documents and Indiana law could delay or prevent a change in control.

Prior to completion of the spin-off, we will adopt the amended and restated articles of incorporation and the amended restated by-laws. Certain provisions of the amended and restated articles of incorporation and the amended and restated by-laws may delay or prevent a merger or acquisition that a shareholder may consider favorable. For example, the amended and restated articles of incorporation and the amended and restated by-laws, among other things, provide for a classified board and require advance notice for shareholder proposals and nominations, do not permit shareholders to convene special meetings and do not permit action by written consent of the shareholders. In addition, the amended and restated articles of incorporation authorizes our Board of Directors to issue one or more series of preferred stock. These provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price. Indiana law also imposes some restrictions on mergers and other business combinations between any holder of 10% or more of our outstanding common stock and us as well as certain restrictions on the voting rights of “control shares” of an “issuing public corporation.” See “Description of Capital Stock.”

Under the Tax Matters Agreement, we will agree not to enter into any transaction involving an acquisition (including issuance) of Xylem common stock or any other transaction (or, to the extent we have the right to prohibit it, to permit any such transaction) that could cause the distribution to be taxable to ITT. We will also agree to indemnify ITT for any tax resulting from any such transactions. Generally, ITT will recognize taxable gain on the distribution if there are one or more acquisitions (including issuances) of our capital stock, directly or indirectly, representing 50% or more, measured by vote or value, of our then-outstanding capital stock, and the acquisitions or issuances are deemed to be part of a plan or series of related transactions that include the distribution. Any such shares of our common stock acquired, directly or indirectly, within two years before or after the distribution (with exceptions, including public trading by less-than-5% shareholders and certain compensatory stock issuances) will generally be presumed to be part of such a plan unless that presumption is rebutted. As a result, our obligations may discourage, delay or prevent a change of control of our company.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this Information Statement, including in the sections entitled “Summary,” “Risk Factors,” “Questions and Answers About the Spin-Off,” “The Spin-Off,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, benefits resulting from our separation from ITT, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “might,” “should,” “could” or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements in this Information Statement. We do not have any intention or obligation to update forward-looking statements after we distribute this Information Statement.

The risk factors discussed in “Risk Factors” could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business. Any such risks could cause our results to differ materially from those expressed in forward-looking statements.

THE SPIN-OFF

Background

On January 11, 2011, the Board of Directors of ITT approved a plan to spin-off Xylem and Exelis from ITT, following which Xylem and Exelis will be independent, publicly traded companies. Immediately prior to the spin-off, ITT will effect an internal reorganization in order to properly align the appropriate businesses within each of the Xylem and Exelis parent companies.

To complete the spin-off, ITT will, following the internal reorganization, distribute to its shareholders all of the shares of our common stock and the common stock of Exelis. The distribution will occur on the distribution date, which is expected to be          , 2011. Each holder of ITT common stock will receive           shares of our common stock, and           shares of Exelis common stock, for each share of ITT common stock held on          , 2011, the record date. After completion of the spin-off:

•	we will be an independent, publicly traded company (NYSE: XYL), and will own and operate ITT’s water infrastructure and applied water businesses;

•	Exelis will be an independent, publicly traded company (NYSE: XLS) and will own and operate ITT’s C4ISR electronics and systems, and informational and technical services businesses; and

•	ITT will continue to be an independent, publicly traded company (NYSE: ITT) and will continue to own and operate its industrial process, motion technologies, interconnect solutions and control technologies businesses.

Each holder of ITT common stock will continue to hold his, her or its shares in ITT. No vote of ITT’s shareholders is required or is being sought in connection with the spin-off, and ITT’s shareholders will not have any appraisal rights in connection with the spin-off, including the internal reorganization.

The distribution of our common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. In addition, ITT has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of ITT determines, in its sole discretion, that the spin-off is not then in the best interests of ITT or its shareholders or other constituents, that a sale or other alternative is in the best interests of ITT or its shareholders or other constituents, or that it is not advisable for us to separate from ITT at that time. See “— Conditions to the Spin-Off.”

Reasons for the Spin-Off

ITT’s Board of Directors has determined that the spin-off is in the best interests of ITT and its shareholders because the spin-off will provide the following key benefits: (i) greater strategic focus of financial resources and management’s efforts, (ii) enhanced customer focus, (iii) direct and differentiated access to capital resources, (iv) enhanced investor choices by offering investment opportunities in separate entities, (v) improved management incentive tools, and (vi) utilization of stock as an acquisition currency.

Greater Strategic Focus of Financial Resources and Management’s Efforts.  ITT’s Water business represents a discrete portion of ITT’s overall business. It has historically exhibited different financial and operating characteristics than ITT’s other businesses. In particular, the Defense business is generally characterized by cycles that are comparatively lengthy relative to those of the Water business and ITT’s Industrial Process, Motion Technologies, Interconnect Solutions and Control Technologies businesses, which necessitates different capital expenditure and acquisition strategies than would be otherwise employed. ITT’s and our management believe that ITT’s management resources would be more efficiently utilized if ITT’s management concentrated solely on its Industrial Process, Motion Technologies, Interconnect Solutions and Control Technologies businesses, that Exelis’s management resources would be more efficiently utilized if its management concentrated solely on the Defense business, and that our management resources would be more efficiently utilized if our management concentrated solely on the Water business. Consequently, ITT has determined that its current structure may not be the most effective to design and implement the distinct strategies necessary to operate in a manner that maximizes the long-term value of each company.

Both ITT and we expect to have better use of management and financial resources as a result of having board and management teams solely focused on their respective businesses. The spin-off will allow us to better align management’s attention, compensation and resources to pursue opportunities in the water technology market and to manage our cost structure more actively. ITT and Exelis will similarly benefit from their respective management’s ability to focus on the management and operation of their respective businesses.

Enhanced Customer Focus.  Both ITT and we believe that, as a unified, commonly managed, stand-alone water technology business, our management will be able to focus solely on the needs of our own customers, without dilution arising from a connection to a larger parent with tangential goals and incentives.

Direct and Differentiated Access to Capital Resources.  After the spin-off, we will no longer need to compete with ITT’s other businesses for capital resources. As a long-cycle global industrial business with strong global cash flow generation, our business has different financial and operating characteristics from ITT’s other businesses. Both ITT and we believe that direct and differentiated access to capital resources will allow each of us to better optimize the amounts and terms of the capital needed for each of the respective businesses, aligning financial and operational characteristics with investor and market expectations. ITT’s management also believes that, as a separate entity, we will have ready access to capital because we will attract investors who are interested in the characteristics of the Water business.

Enhanced Investor Choices by Offering Investment Opportunities in Separate Entities.  After the spin-off, investors should be better able to evaluate our financial performance, as well as our strategy within the context of our markets, thereby enhancing the likelihood that we will achieve an appropriate market valuation. ITT’s management and financial advisors believe that the investment characteristics of the Water business may appeal to different types of investors. As a result of the spin-off, our management should be able to implement goals and evaluate strategic opportunities in light of investor expectations within our specialties without undue attention to investor expectations in other specialties. In addition, we should be able to focus our public relations efforts on cultivating our own separate identity.

Improved Management Incentive Tools.  It is expected that we will use our equity to compensate current and future employees. In multi-business companies such as ITT, it is difficult to structure incentives that reward managers in a manner directly related to the performance of their respective business units. By granting stock linked to a specific business, equity compensation will be more in line with the financial results of the managers’ direct work product. As a result, the incentives offered by the compensation plan will be less diluted. In addition, reducing the conglomerate discount that currently impacts ITT stock may provide each business with a more attractive currency for equity-based compensation.

Utilization of Stock as an Acquisition Currency.  Although we are not currently evaluating any acquisitions involving the use of our stock, the spin-off will enable us to use our stock as currency to pursue certain financial and strategic objectives, including tax-free merger transactions. In addition, future strategic transactions with similar businesses will be more easily facilitated through the use of our stand-alone stock as consideration.

ITT’s Board of Directors also considered a number of potentially negative factors in evaluating the spin-off, including the decreased capital available for investment, the loss of synergies from operating as one company, potential disruptions to the businesses as a result of the spin-off, the potential effect of the spin-off on the anticipated credit ratings of the separated companies, risks associated with refinancing ITT’s debt, risks of being unable to achieve the benefits expected from the spin-off, the reaction of ITT’s shareholders to the spin-off, the risk that the plan of execution might not be completed and the one-time and ongoing costs of the spin-off. Notwithstanding these costs and risks, however, ITT’s Board of Directors determined that the potential benefits of the spin-off outweighed these factors.

Manner of Effecting the Spin-Off

The general terms and conditions relating to the spin-off will be set forth in a Distribution Agreement among us, ITT and Exelis.

Internal Reorganization

As part of the spin-off, ITT will undergo an internal reorganization that will, among other things and subject to limited exceptions: (i) allocate and transfer to each of Xylem and Exelis and their respective subsidiaries, as applicable, those assets, and to allocate and assign responsibility for those liabilities, in respect of the activities of the applicable businesses of such entities and (ii) allocate, transfer and assign, as applicable, those assets and liabilities in respect of other current and former businesses and activities of ITT and its current and former subsidiaries.

Distribution of Shares of Our Common Stock

Under the Distribution Agreement, the distribution will be effective as of 8:00 a.m., New York time, on          , 2011, the distribution date. As a result of the spin-off, on the distribution date, each holder of ITT common stock will receive           shares of our common stock for each share of ITT common stock that he, she or it owns. In order to receive shares of our common stock in the spin-off, an ITT shareholder must be a shareholder at 5:00 p.m., New York time, on          , 2011, the record date.

Following completion of the spin-off, ITT Corporation’s global platform will include ITT’s Industrial Process business, as well as its Motion Technologies, Interconnect Solutions and Control Technologies businesses; Xylem will be formed through the combination of three of ITT’s businesses: Residential & Commercial Water, Flow Control and Water & Wastewater (including biological, filtration and disinfection treatment and analytics); and Exelis will comprise ITT’s existing Defense and Information Solutions segment. The diagram below shows the structure, simplified for illustrative purposes only, of ITT, Xylem and Exelis after completion of the spin-off:

On the distribution date, ITT will release the shares of our common stock (as well as the Exelis common stock) to our distribution agent to distribute to ITT shareholders. For most of these ITT shareholders, our distribution agent will credit their shares of our common stock to book-entry accounts established to hold their shares of our common stock. Our distribution agent will send these shareholders, including any ITT shareholder that holds physical share certificates of ITT common stock and is the registered holder of such shares of ITT common stock represented by those certificates on the record date, a statement reflecting their ownership of our common stock and Exelis common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are used. For shareholders who own ITT common stock through a broker or other nominee, their shares of our common stock will be credited to these shareholders’ accounts by the broker or other nominee. It is expected that it will take the distribution agent up to two weeks to issue shares of our common stock to ITT shareholders or their bank or brokerage firm electronically by way of direct registration in book-entry form. Trading of our stock will not be affected by this delay in issuance by the distribution agent. Following the spin-off, shareholders whose shares are held in book-entry form may request that their shares of our common stock be transferred to a brokerage or other account at any time.

ITT shareholders will not be required to make any payment or surrender or exchange their shares of ITT common stock or take any other action to receive their shares of our common stock. No vote of ITT shareholders is required or sought in connection with the spin-off, including the internal reorganization, and ITT shareholders have no appraisal rights in connection with the spin-off.

U.S. Federal Income Tax Consequences of the Spin-Off

As a condition to the spin-off, ITT will receive the IRS Ruling substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify under Sections 355 and 368(a)(1)(D) of the Code as a tax-free spin-off to the holders of ITT common stock and will be tax-free to ITT. In addition, the spin-off is conditioned on the receipt of an opinion of tax counsel as to the satisfaction of certain requirements necessary for the distribution, together with certain related transactions, to receive tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code upon which the IRS will not rule. Assuming the distribution qualifies under Section 355 of the Code as tax-free:

•	no gain or loss will be recognized by, and no amount will be included in the income of, holders of ITT common stock upon their receipt of shares of our common stock (as well as Exelis common stock) in the distribution;

•	the basis of ITT common stock immediately before the distribution will be allocated between the ITT common stock, the Exelis common stock and our common stock received in the distribution, in proportion with relative fair market values at the time of the distribution;

•	the holding period of the Exelis common stock and our common stock received by each ITT shareholder will include the period during which the shareholder held the ITT common stock on which the distribution is made, provided that the ITT common stock is held as a capital asset on the distribution date; and

•	no gain or loss will be recognized by ITT upon the distribution of our common stock.

U.S. Treasury regulations require certain shareholders that receive stock in a spin-off to attach to their respective U.S. Federal income tax returns, for the year in which the spin-off occurs, a detailed statement setting forth certain information relating to the spin-off. Shortly after the distribution, ITT will provide shareholders who receive our common stock in the distribution with the information necessary to comply with that requirement, as well as information to help shareholders allocate their stock basis between their ITT common stock, the Exelis common stock and the Xylem common stock.

The IRS Ruling and the opinion of counsel will be conditioned on the truthfulness and completeness of certain factual statements and representations provided by ITT and us. If those factual statements and representations are incomplete or untrue in any material respect, the IRS Ruling could become inoperative and counsel’s conclusions may be altered. ITT and we have reviewed the statements of fact and representations on which the IRS Ruling is, and the opinion of counsel will be, based, and neither ITT nor we are aware of any facts or circumstances that would cause any of the statements of fact or representations to be incomplete or untrue. Each of ITT, Exelis and us have agreed to some restrictions on our future actions to provide further assurance that the distribution will qualify as a tax-free distribution under Section 355 of the Code.

As discussed above, certain requirements for tax-free treatment that are not covered in the IRS Ruling will be addressed in the opinion of counsel. An opinion of counsel is not binding on the IRS. Accordingly, the

IRS may reach conclusions with respect to the spin-off that are different from the conclusions reached in the opinion.

If the distribution does not qualify under Section 355 of the Code, each holder of ITT common stock receiving our common stock in the distribution would be treated as receiving a taxable distribution in an amount equal to the fair market value of our common stock received, which would result in:

•	a taxable dividend to the extent of the shareholder’s pro rata share of ITT’s current and accumulated earnings and profits;

•	a reduction in the shareholder’s basis in ITT common stock to the extent the amount received exceeds such shareholder’s share of earnings and profits;

•	taxable gain from the exchange of ITT common stock to the extent the amount received exceeds both the shareholder’s share of earnings and profits and the shareholder’s basis in ITT common stock; and

•	basis in our stock equal to its fair market value on the date of the distribution.

Under certain circumstances, ITT would recognize taxable gain on the distribution. These circumstances would include the following:

•	the distribution does not qualify as tax-free under Section 355 of the Code; and

•	there are one or more acquisitions (including issuances) of either our stock, the stock of Exelis, or the stock of ITT, representing 50% or more, measured by vote or value, of the then-outstanding stock of that corporation, and the acquisition or acquisitions are deemed to be part of a plan or series of related transactions that include the distribution. Any such acquisition of our stock, the stock of Exelis, or the stock of ITT within two years before or after the distribution (with exceptions, including public trading by less-than-5% shareholders and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless that presumption is rebutted.

The amount of such gain would result in a significant federal income tax liability to ITT.

We will agree to indemnify ITT for any tax liabilities of ITT resulting from the distribution under certain circumstances. Our obligation to indemnify ITT may discourage, delay or prevent a change of control of our company. In addition, under U.S. Treasury regulations, each member of the ITT consolidated tax return group at the time of the spin-off (including us and our subsidiaries) would be severally liable to the IRS for such tax liability. The resulting tax liability may have a material adverse effect on both our and ITT’s business, financial condition, results of operations or cash flows.

The preceding summary of certain anticipated U.S. Federal income tax consequences of the spin-off is for general informational purposes only. ITT shareholders should consult their own tax advisors as to the specific tax consequences of the spin-off to them, including the application and effect of state, local or non-U.S. tax laws and of changes in applicable tax laws.

Results of the Spin-Off

After the spin-off, we will be an independent, publicly traded company. Immediately following the spin-off, we expect to have approximately           holders of shares of our common stock and approximately           shares of our common stock outstanding, based on the number of shareholders and outstanding shares of ITT common stock on          , 2011. The figures assume no exercise of outstanding options and exclude shares of ITT common stock held directly or indirectly by ITT, if any. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of ITT options between the date the ITT Board of Directors declares the dividend for the distribution and the record date for the distribution.

For information regarding options to purchase shares of our common stock that will be outstanding after the distribution, see “Capitalization,” “Certain Relationships and Related Party Transactions — Agreements with ITT and Exelis Related to the Spin-Off — Employee Matters Agreement” and “Management.”

Before the spin-off, we will enter into several agreements with ITT to effect the spin-off and provide a framework for our relationship with ITT and Exelis after the spin-off. These agreements will govern the relationship between us, Exelis and ITT after completion of the spin-off and provide for the allocation between us, Exelis and ITT of ITT’s assets, liabilities, rights and obligations. See “Certain Relationships and Related Party Transactions — Agreements with ITT and Exelis Related to the Spin-Off.”

Trading Prior to the Distribution Date

It is anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be a “when-issued” market in our common stock. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for shares of our common stock that will be distributed to ITT shareholders on the distribution date. Any ITT shareholder who owns shares of ITT common stock at the close of business on the record date will be entitled to shares of our common stock distributed in the spin-off. ITT shareholders may trade this entitlement to shares of our common stock, without the shares of ITT common stock they own, on the when-issued market. On the first trading day following the distribution date, we expect when-issued trading with respect to our common stock will end and “regular-way” trading will begin. See “Trading Market.”

Following the distribution date, we expect shares of our common stock to be listed on the NYSE under the ticker symbol “XYL”. We will announce the when-issued ticker symbol when and if it becomes available.

It is also anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be two markets in ITT common stock: a “regular-way” market and an “ex-distribution” market. Shares of ITT common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock (as well as shares of Exelis common stock) distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock (as well as shares of Exelis common stock) distributed pursuant to the distribution. Therefore, if shares of ITT common stock are sold in the regular-way market up to and including the distribution date, the selling shareholder’s right to receive shares of our common stock (as well as shares of Exelis common stock) in the distribution will be sold as well. However, if ITT shareholders own shares of ITT common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including the distribution date, the selling shareholders will still receive the shares of our common stock (as well as shares of Exelis common stock) that they would otherwise receive pursuant to the distribution. See “Trading Market.”

Treatment of 401(k) Shares for Current and Former Employees

Our Employees Invested in the ITT Stock Fund of the ITT 401(k) Plan.

Our current and former employees who hold accounts in the ITT 401(k) Plan on          , 2011 will have their accounts transferred to the Xylem 401(k) Plan, as of          , 2011, including any shares of ITT common stock held in the ITT Stock Fund under the ITT 401(k) Plan. On the distribution date, shares of our common stock (as well as shares of Exelis common stock), based on the distribution ratio for each share of ITT common stock held in such employee’s ITT stock fund account, will be included in a new Xylem stock fund account under the Xylem 401(k) Plan. However, in conformity with the fiduciary responsibility requirements of ERISA, remaining shares of ITT common stock held in our employees’ ITT stock fund accounts following the distribution will be disposed of and allocated to another investment alternative available under the Xylem 401(k) Plan if and when directed by participants, and any such shares remaining as of          , 2012 will be automatically disposed of and the proceeds invested in another such investment alternative (but this will not prohibit diversified, collectively managed investment alternatives available under the Xylem 401(k) Plan from holding ITT common stock or prohibit employees who use self-directed accounts in the Xylem 401(k) Plan from investing their accounts in ITT common stock).

ITT Employees Invested in the ITT Stock Fund of the ITT 401(k) Plan.

Current and former ITT employees who hold shares of ITT common stock in their ITT 401(k) Plan account as of the record date will receive shares of our common stock (as well as shares of Exelis common stock) in the distribution. Our shares (as well as shares of Exelis common stock) will be included in new, temporary stock funds under the ITT 401(k) Plan. In conformity with the fiduciary responsibility requirements of ERISA, remaining shares of our common stock (as well as shares of Exelis common stock) held in these temporary stock funds following the distribution will be disposed of and allocated to another investment alternative available under the ITT 401(k) Plan when directed by participants, and any such shares remaining as of          , 2012 will be automatically disposed of and the proceeds invested in another such investment alternative (but this will not prohibit diversified, collectively managed investment alternatives available under the ITT 401(k) Plan from holding our common stock or prohibit employees who use self-directed accounts in the ITT 401(k) Plan from investing their accounts in our common stock).

Incurrence of Debt

It is anticipated that, at or prior to the completion of the spin-off, Xylem will raise indebtedness in an amount estimated at $1.2 billion, the net proceeds of which are expected to fund a net cash transfer of approximately $817 million to ITT, with the balance to be used in connection with the YSI acquisition and for general corporate purposes. See “Description of Material Indebtedness.”

Conditions to the Spin-Off

We expect that the spin-off will be effective as of 8:00 a.m., New York time, on          , 2011, the distribution date, provided that the following conditions shall have been satisfied or waived by ITT:

•	our Registration Statement on Form 10, of which this Information Statement forms a part, shall have been declared effective by the Securities and Exchange Commission (the “SEC”), no stop order suspending the effectiveness thereof shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and this Information Statement shall have been mailed to the ITT shareholders;

•	Xylem common stock shall have been approved for listing on the NYSE, subject to official notice of distribution;

•	ITT shall have obtained an opinion from its tax counsel, in form and substance satisfactory to ITT, as to the satisfaction of certain requirements necessary for the distribution, together with certain related transactions, to qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code upon which the IRS will not rule;

•	ITT shall have obtained a private letter ruling from the Internal Revenue Service, in form and substance satisfactory to ITT, and such ruling shall remain in effect as of the distribution date, to the effect, among other things, that the distribution, together with certain related transactions, will qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code;

•	the Board of Directors of ITT shall have obtained opinions from a nationally recognized valuation firm, in form and substance satisfactory to ITT, with respect to the capital adequacy and solvency of each of ITT, Exelis and Xylem;

•	ITT shall have obtained all government approvals and other consents necessary to consummate the distribution;

•	no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the distribution shall be pending, threatened, issued or in effect, and no other event outside the control of ITT shall have occurred or failed to occur that prevents the consummation of all or any portion of the distribution;

•	no other events or developments shall have occurred or failed to occur that, in the judgment of the Board of Directors of ITT, would result in the distribution having a material adverse effect on ITT or its shareholders;

•	the financing transactions described in this Information Statement as having occurred prior to the distribution shall have been consummated on or prior to the distribution;

•	the internal reorganization shall have been completed, except for such steps as ITT in its sole discretion shall have determined may be completed after the distribution date;

•	ITT shall have taken all necessary action, in the judgment of the Board of Directors of ITT, to cause the Board of Directors of Xylem to consist of the individuals identified in this Information Statement as directors of Xylem;

•	ITT shall have taken all necessary action, in the judgment of the Board of Directors of ITT, to cause the officers of Xylem to be the individuals identified as such in this Information Statement;

•	ITT shall have caused all its employees and any employees of its subsidiaries (excluding any employees of any of Xylem and its subsidiaries after the internal reorganization (the “Xylem Group”)) to resign, effective as of the distribution date, from all positions as officers or directors of any member of the Xylem Group in which they serve, and Xylem shall have caused all its employees and any employees of its subsidiaries to resign, effective as of the distribution date, from all positions as officers or directors of any of ITT, Exelis or any of their respective subsidiaries after the internal reorganization, in which they serve;

•	all necessary actions shall have been taken to adopt the form of amended and restated articles of incorporation and amended and restated by-laws filed by Xylem with the SEC as exhibits to the Registration Statement on Form 10, of which this Information Statement forms a part;

•	the Board of Directors of ITT shall have approved the distribution, which approval may be given or withheld at its absolute and sole discretion; and

•	each of the Distribution Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Intellectual Property License Agreements, the Transition Services Agreements and the other ancillary agreements shall have been executed by each party.

Completion of the spin-off of Exelis will be subject to similar conditions as those listed above. The fulfillment of the foregoing conditions will not create any obligation on ITT’s part to effect the spin-off. We are not aware of any material federal, foreign or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations, the receipt of a private letter ruling from the Internal Revenue Service, approval for listing on the NYSE and the declaration of effectiveness of the Registration Statement on Form 10 by the SEC, in connection with the distribution. ITT has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of ITT determines, in its sole discretion, that the spin-off is not then in the best interests of ITT or its shareholders or other constituents, that a sale or other alternative is in the best interests of ITT or its shareholders or other constituents or that it is not advisable for Xylem to separate from ITT at that time.

Reason for Furnishing this Information Statement

This Information Statement is being furnished solely to provide information to ITT’s shareholders that are entitled to receive shares of our common stock in the spin-off. This Information Statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this Information Statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither ITT nor we undertake any obligation to update the information except in the normal course of our respective public disclosure obligations.

TRADING MARKET

Market for Our Common Stock

There has been no public market for our common stock. An active trading market may not develop or may not be sustained. We anticipate that trading of our common stock will commence on a “when-issued” basis at least two trading days prior to the record date and continue through the distribution date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. If you own shares of ITT common stock at the close of business on the record date, you will be entitled to shares of our common stock (as well as shares of Exelis common stock) distributed pursuant to the spin-off. You may trade this entitlement to shares of our common stock, without the shares of ITT common stock you own, on the when-issued market. On the first trading day following the distribution date, any when-issued trading with respect to our common stock will end and “regular-way” trading will begin. We intend to list our common stock on the NYSE under the ticker symbol “XYL”. We will announce our when-issued trading symbol when and if it becomes available.

It is also anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be two markets in ITT common stock: a “regular-way” market and an “ex-distribution” market. Shares of ITT common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock (as well as shares of Exelis common stock) distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock (as well as shares of Exelis common stock) distributed pursuant to the distribution. Therefore, if you sell shares of ITT common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of our common stock (as well as shares of Exelis common stock) in the distribution. However, if you own shares of ITT common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including the distribution date, you will still receive the shares of our common stock (as well as shares of Exelis common stock) that you would otherwise receive pursuant to the distribution.

We cannot predict the prices at which our common stock may trade before the spin-off on a “when-issued” basis or after the spin-off. Those prices will be determined by the marketplace. Prices at which trading in our common stock occurs may fluctuate significantly. Those prices may be influenced by many factors, including anticipated or actual fluctuations in our operating results or those of other companies in our industry, investor perception of our company and the water technology industry, market fluctuations and general economic conditions. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the performance of many stocks and that have often been unrelated or disproportionate to the operating performance of these companies. These are just some factors that may adversely affect the market price of our common stock. See “Risk Factors — Risks Relating to Our Common Stock.”

Transferability of Shares of Our Common Stock

On          , 2011, ITT had           shares of its common stock issued and outstanding. Based on this number, we expect that upon completion of the spin-off, we will have           shares of common stock issued and outstanding. The shares of our common stock that you will receive in the distribution will be freely transferable, unless you are considered an “affiliate” of ours under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). Persons who can be considered our affiliates after the spin-off generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us and may include certain of our officers and directors. As of the distribution date, we estimate that our directors and officers will beneficially own           shares of our common stock. In addition, individuals who are affiliates of ITT on the distribution date may be deemed to be affiliates of ours. Our affiliates may sell shares of our common stock received in the distribution only:

•	under a registration statement that the SEC has declared effective under the Securities Act; or

•	under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period commencing 90 days after the date that the registration statement of which this Information Statement is a part is declared effective, a number of shares of our common stock that does not exceed the greater of:

•	1.0% of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to restrictions relating to manner of sale and the availability of current public information about us.

In the future, we may adopt new stock option and other equity-based compensation plans and issue options to purchase shares of our common stock and other stock-based awards. We currently expect to file a registration statement under the Securities Act to register shares to be issued under these stock plans. Shares issued pursuant to awards after the effective date of the registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

Except for our common stock distributed in the distribution, none of our equity securities will be outstanding immediately after the spin-off and there are no registration rights agreements existing with respect to our common stock.

DIVIDEND POLICY

Following the distribution, we expect that initially Xylem will pay a dividend, although the timing, declaration, amount and payment of future dividends to our shareholders fall within the discretion of our Board of Directors and will depend on many factors, including our financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that Xylem’s Board of Directors considers relevant. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may limit or prohibit the payments of dividends. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends. There can also be no assurance that the combined annual dividends on ITT common stock, Exelis common stock and our common stock after the spin-off, if any, will be equal to the annual dividends on ITT common stock prior to the spin-off.

CAPITALIZATION

The following table presents Xylem’s historical capitalization at June 30, 2011 and our pro forma capitalization at that date reflecting the spin-off and the related transactions and events described in the notes to our unaudited pro forma condensed combined balance sheet as if the spin-off and the related transactions and events, including our financing transaction, had occurred on June 30, 2011. The capitalization table below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Xylem’s historical combined financial statements, our unaudited pro forma condensed combined financial statements and the notes to those financial statements included in this Information Statement.

We are providing the capitalization table below for informational purposes only. It should not be construed to be indicative of our capitalization or financial condition had the spin-off and the related transactions and events been completed on the date assumed. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we been operated as a separate, independent entity at that date and is not necessarily indicative of our future capitalization or financial condition.

On July 5, 2011, we signed an agreement to acquire YSI and we expect to issue $310 million of indebtedness to fund the acquisition. The pro forma long term debt amount in the table below does not include the $310 million of indebtedness to be raised in connection with the YSI acquisition. See “Summary — Recent Developments.”

	As of June 30, 2011
	Historical	Pro Forma
	(In millions)
	(Unaudited)

Capitalization:
Liabilities
Long-term debt (including capital lease obligations)	4	894
Equity
Common stock ($0.01 par value)	—
Additional paid in capital	—	1,701
Parent company investment(1)	2,362	—
Accumulated other comprehensive income	502	295

Total capitalization	$2,868	$2,890

(1)	Historically, cash received by us has been transferred to ITT, and ITT has funded our disbursement accounts on an as-needed basis. The net effect of transfers of cash to and from the ITT cash management accounts is reflected in parent company investment in the combined balance sheets.

SELECTED HISTORICAL CONDENSED COMBINED FINANCIAL AND OTHER DATA

The following table presents the selected historical condensed combined financial data for Xylem. The condensed combined statement of operations data for each of the years in the three-year period ended December 31, 2010 and the condensed combined balance sheet data as of December 31, 2010 and 2009 set forth below are derived from Xylem’s audited combined financial statements included in this Information Statement. The condensed combined financial data for the six months ended June 30, 2011 and 2010 are derived from Xylem’s unaudited condensed combined financial statements included in this Information Statement. The condensed combined statement of operations data for the years ended December 31, 2007 and 2006 and the condensed combined balance sheet data as of December 31, 2008, 2007 and 2006 are derived from Xylem’s unaudited combined financial statements that are not included in this Information Statement. The unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of our management, include all adjustments necessary for a fair presentation of the information set forth herein.

The selected historical condensed combined financial and other data presented below should be read in conjunction with Xylem’s combined financial statements and accompanying notes and “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this Information Statement. Xylem’s condensed combined financial data may not be indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we been operating as an independent, publicly traded company during the periods presented, including changes that will occur in our operations and capitalization as a result of the spin-off from ITT. See “Unaudited Pro Forma Condensed Combined Financial Statements” for a further description of the anticipated changes.

	As of and for
	Six Months Ended
	June 30		As of and for Year Ended December 31
	2011(1)	2010	2010(1)	2009	2008	2007	2006
	(In millions)

Net sales	$1,861	$1,461	$3,202	$2,849	$3,291	$3,068	$2,710
Operating income	216	170	388	276	315	288	293
Net income	150	141	329	263	224	219	212
Total assets	3,949	2,873	3,735	2,535	2,543	2,832	2,575

(1)	The increase in total assets as of June 30, 2011 as compared to June 30, 2010 is primarily attributable to the August 3, 2010 acquisition of Godwin Pumps. The increase in total assets as of December 31, 2010 as compared to December 31, 2009 is primarily attributable to the Godwin Pumps acquisition and the March 23, 2010 acquisition of Nova Analytics. The Godwin Pumps and Nova Analytics acquisitions also benefited net sales, operating income, and net income in the six months ended June 30, 2011 and for the year ended 2010. See Note 3, “Acquisitions,” in the Notes to the Combined Financial Statements.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements of Xylem consist of unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2011 and for the fiscal year ended December 31, 2010, and an unaudited pro forma condensed combined balance sheet as of June 30, 2011. The unaudited pro forma condensed combined financial statements should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements included in this Information Statement.

The unaudited pro forma condensed combined financial statements have been derived from our historical combined financial statements included in this Information Statement and are not intended to be a complete presentation of our financial position or results of operations had the transactions contemplated by the Distribution Agreement and related agreements occurred as of and for the periods indicated. In addition, they are provided for illustrative and informational purposes only and are not necessarily indicative of our future results of operations or financial condition as an independent, publicly traded company. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable, that reflect the expected impacts of events directly attributable to the distribution and related transaction agreements, and that are factually supportable and for purposes of the statements of operations, are expected to have a continuing impact on us. However, such adjustments are subject to change based on the finalization of the terms of the Distribution Agreement and related agreements.

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2011 and fiscal year ended December 31, 2010 reflect our results as if the separation and related transactions described below had occurred as of January 1, 2010. The unaudited pro forma condensed combined balance sheet as of June 30, 2011 reflects our results as if the separation and related transactions described below had occurred as of such date.

The unaudited pro forma condensed combined financial statements give effect to the following:

•	the contribution by ITT to us, pursuant to the Distribution Agreement, of all the assets and liabilities that comprise our business;

•	the expected transfer to us, upon the spin-off, of certain assets and liabilities that were not reflected in our historical combined financial statements;

•	the results of operations for the period prior to our acquisition of Godwin Pumps on August 3, 2010;

•	our anticipated post-separation capital structure, including (i) the issuance of up to approximately million shares of our common stock to holders of ITT common shares (this number of shares is based upon the number of ITT common shares outstanding on June 30, 2011 and an assumed distribution ratio of shares of Xylem common stock for each ITT common share) and (ii) the incurrence of $890 million of indebtedness and the making of the $817 million Contribution.

•	the impact of, and transactions contemplated by, a Tax Matters Agreement between us and ITT and the provisions contained therein; and

•	settlement of intercompany account balances between us and ITT.

The unaudited pro forma condensed combined financial statements do not give effect to the probable acquisition of YSI, or $310 million of indebtedness to be raised in connection with the acquisition, because such acquisition is not considered significant. See “Summary — Recent Developments.”

The operating expenses reported in our carve-out historical combined statements of operations include allocations of certain ITT costs. These costs include allocation of all ITT corporate costs, shared services, and other SG&A and non-SG&A related costs that benefit us.

As a stand-alone public company, we expect to incur additional recurring costs. Our preliminary estimates of the additional recurring costs expected to be incurred annually are approximately $25 million to $35 million higher than the expenses historically allocated to us from ITT.

The significant assumptions involved in determining our estimates of recurring costs of being a stand-alone public company include:

•	costs to perform financial reporting, tax, regulatory compliance, corporate governance, treasury, legal, internal audit and investor relations activities;

•	compensation, including equity-based awards, and benefits with respect to new and existing positions;

•	insurance premiums;

•	depreciation and amortization related to information technology infrastructure investments; and

•	the type and level of other costs expected to be incurred.

No pro forma adjustments have been made to our financial statements to reflect the additional costs and expenses described above because they are projected amounts based on judgmental estimates and would not be factually supportable.

We currently estimate expenses that we will incur during our transition to being a stand-alone public company to range from approximately $20 million to $30 million. We have not adjusted the accompanying unaudited pro forma condensed combined statements of operations for these estimated expenses as they are not expected to have an ongoing impact on our operating results. We anticipate that substantially all of these expenses will be incurred within 18 months of the distribution. These expenses primarily relate to the following:

•	accounting, tax and other professional costs pertaining to our separation and establishment as a stand-alone public company;

•	compensation, such as modifications to certain bonus awards, upon completion of the separation;

•	relocation costs;

•	recruiting and relocation costs associated with hiring key senior management personnel new to our company;

•	costs related to establishing our new brand in the marketplace; and

•	costs to separate information systems.

Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and the timing of incurrence could change.

PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2011

						Pro Forma for the
	Historical	Financing		Separation and		Financing and the
	(a)	Adjustments		Other Adjustments		Separation
	(In millions, except per share amounts)

Net sales	$1,861	$		$		$1,861
Costs of sales	1,145					1,145

Gross profit	716					716
Selling, general and administrative expenses	450			(21	)(c)	429
Research and development expenses	50					50

Operating income	216			21		237
Interest expense	—	17	(d)			17

Income (loss) before income tax expense	216	(17)		21		220
Income tax expense (benefit)	66	(5	)(e)	6	(e)	67

Net income (loss)	$150	$(12)		$15		$153

Basic earnings per share:						$	(k)
Diluted earnings per share:						$	(l)
Weighted average number of shares outstanding:
Basic							(k)
Diluted							(l)

PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
FISCAL YEAR ENDED DECEMBER 31, 2010

		Godwin Pumps as			Pro Forma for
	Historical	Adjusted	Financing		Godwin Pumps and the
	(a)	(b)	Adjustments		Financing
	(In millions, except per share amounts)

Net sales	$3,202	$145	$		$3,347
Costs of sales	1,988	74			2,062

Gross profit	1,214	71			1,285
Selling, general and administrative expenses	737	52			789
Research and development expenses	74	—			74
Restructuring charges, net	15	—	—		15

Operating income	388	19			407
Interest expense	—	—	35	(d)	35

Income (loss) before income tax expense	388	19	(35)		372
Income tax expense (benefit)	59	7	(11	)(e)	55

Net income (loss)	$329	$12	$(24)		$317

Basic earnings per share:					$	(k)
Diluted earnings per share:					$	(l)
Weighted average number of shares outstanding:
Basic						(k)
Diluted						(l)

PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2011

						Pro Forma for the
	Historical	Financing		Separation and		Financing and the
	(a)	Adjustments		Other Adjustments		Separation
	(In millions)

ASSETS
Current assets:
Cash and cash equivalents	$138	$879	(f)	$(817	)(h)	$200
Receivables, net	771					771
Inventories, net	436					436
Prepaid expenses	70			2	(g)	72
Other current assets	56			28	(g)	84

Total current assets	1,471	879		(787)		1,563
Plant, property and equipment, net	467			11	(g)	478
Goodwill	1,492					1,492
Other intangible assets, net	417					417
Other non-current assets	102	11	(f)	68	(g)	124
				(57	)(i)

Total non-current assets	2,478	11		22		2,511

Total assets	$3,949	$890		$(765)		$4,074

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$307	$		$2	(g)	$309
Accrued and other current liabilities	395			25	(g)	420

Total current liabilities	702			27		729

Postretirement benefits	174			92	(g)	266
Deferred income tax liability	98			12	(g)	110
Long-term obligations, less current portion	4	890	(f)			894
Other non-current liabilities	107			13	(g)	79
				(41	)(i)

Total non-current liabilities	383	890		76		1,349

Total liabilities	1,085	890		103		2,078

Equity:
Common stock	—
Additional paid in capital	—			1,701	(j)	1,701
Parent company investment	2,362			172	(g)	—
				(817	)(h)
				(16	)(i)
				(1,701	)(j)
Accumulated other comprehensive income	502			(207	)(g)	295

Total equity	2,864			(868)		1,996

Total liabilities and equity	$3,949	$890		$(765)		$4,074

NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(a)	Our historical combined financial statements reflect the historical financial position and results of operations of the water equipment and services businesses of ITT, and do not reflect the impact of certain assets and liabilities that will be contributed to us by ITT in the spin-off and that are discussed separately in footnote (g).

(b)	Reflects the historical pre-acquisition results of Godwin Pumps during the period from January 1, 2010 to August 2, 2010, as adjusted by $10 million for depreciation and amortization related to the increase of property, plant and equipment and finite-lived identifiable intangible assets to their estimated fair value upon purchase. The estimated useful lives of the property, plant and equipment range from 3 to 10 years and the finite-lived intangible assets range from 10 to 20 years. The as-adjusted amounts also include the reversal of transaction costs incurred by us of $3 million directly related to the acquisition of Godwin Pumps and $6 million for the income tax impact of these pro forma adjustments and for the effect of the change in tax status of Godwin Pumps of America, Inc (“GPA”). Prior to the acquisition, GPA was taxed as a subchapter S-corporation under the Internal Revenue Code and following the acquisition became a C-corporation.

(c)	Reflects the removal of separation costs directly related to the spin-off transaction that were incurred during the historical period. These costs were primarily for tax, accounting, and other professional fees.

(d)	The adjustment of $17 million and $35 million in the six months ended June 30, 2011 and the fiscal year ended December 31, 2010, respectively, represents interest expense and amortization of debt issuance costs in connection with debt securities we are planning to issue as described in note (f) below. The pro forma impact was based on the incurrence of $890 million of indebtedness issued with an assumed weighted average interest rate of 3.75%, and an assumed weighted average life of approximately 7 years. We expect to capitalize debt issuance costs of approximately $11 million in connection with these debt arrangements. Not reflected in the adjustments is the debt we expect to incur of $310 million in connection with the YSI acquisition. See “Summary — Recent Developments.”

A 1/8% variance in the assumed interest rate on the new debt securities would change annual interest expense by $1 million.

(e)	The provision for income taxes reflected in our historical financial statements was determined as if Xylem filed a separate, stand-alone consolidated income tax return. The pro forma adjustments were determined using the statutory tax rate in effect in the respective tax jurisdictions during the periods presented. Our effective tax rate reflects the historical assumption that we do not intend to repatriate non-U.S. earnings. The Company is in the process of evaluating its future expected tax rate, including tax implications resulting from its spin-off and any potential changes to our intention in repatriating non-U.S. earnings.

(f)	Reflects the incurrence of $890 million of indebtedness, net of debt issuance costs of $11 million. The $890 million of indebtedness consists of $ % senior notes due in and . The target debt balance at the time of separation was determined by senior management based on a review of a number of factors including credit ratings consideration, forecast liquidity and capital requirements, expected operating results, and general economic conditions. Cash on hand following the spin-off transaction is expected to be used for general corporate purposes. Not reflected in the adjustments is the debt we expect to incur of $310 million in connection with the YSI acquisition.

(g)	Reflects the impact of assets and liabilities that are expected to be contributed to us by ITT, primarily related to international postretirement benefit plans and associated deferred tax positions. Effective as of the distribution date, ITT expects to transfer to Xylem certain defined benefit pension and other postretirement benefit plans and Xylem expects to assume all liabilities and assets associated with such plans and become the plans’ sponsor. The net liabilities associated with such plans to be assumed by Xylem are approximately $77 million, excluding net deferred tax assets of $23 million. We estimate that every 25 basis point change in the discount rate in the postretirement benefit plans expected to be contributed to us would impact the aggregate funded status by approximately $13 million.

(h)	Reflects the net Contribution to ITT of $817 million based upon the anticipated post-separation capital structure.

(i)	Reflects adjustments to deferred income taxes and other liabilities including an adjustment of ($41 million) comprising contingent tax liabilities related to unresolved tax matters that will be retained by ITT in connection with the separation as set forth in the Tax Matters Agreement that will be entered into with ITT and an adjustment of ($57 million) related to tax attributes reflected in our historical financial statements that will not be retained after the distribution. Additionally, there will be certain indemnifications extended between ITT and us in accordance with the terms of the Tax Matters Agreement. At the time of separation, we will record a liability necessary to recognize the fair value of such indemnifications. The pro forma adjustment does not include such liability. We are currently in the process of determining the impact, if any, on the amount of any liability that may be recognized at the time of the separation.

(j)	Represents the reclassification of ITT’s net investment in us, which was recorded in parent company equity, into additional paid-in-capital and the balancing entry to reflect the par value of approximately million outstanding shares of common stock at a par value of $0.01 outstanding common stock. We have assumed the number of outstanding shares of common stock based on the number of ITT common shares outstanding at June 30, 2011, which would result in approximately million shares being distributed to holders of ITT common shares, at an assumed distribution ratio of shares of Xylem common stock for each ITT common share.

(k)	Pro forma basic earnings per share and pro forma weighted-average basic shares outstanding are based on the number of ITT common shares outstanding on June 30, 2011, adjusted for an assumed distribution ratio of shares of Xylem common stock for each ITT common share.

(l)	Pro forma diluted earnings per share and pro forma weighted-average diluted shares outstanding reflect potential common shares from ITT equity plans in which our employees participate based on the distribution ratio. While the actual impact on a go-forward basis will depend on various factors, including employees who may change employment from one company to another, we believe the estimate yields a reasonable approximation of the future dilutive impact of Xylem equity plans.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition together with the audited and unaudited historical combined financial statements and the notes thereto included in this Information Statement as well as the discussion in the section of this Information Statement entitled “Business.” This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this Information Statement entitled “Risk Factors” and “Special Note About Forward-Looking Statements.” The financial information discussed below and included in this Information Statement may not necessarily reflect what our financial condition, results of operations or cash flow would have been had we been a stand-alone company during the periods presented or what our financial condition, results of operations and cash flows may be in the future.

Except as otherwise indicated or unless the context otherwise requires, the information included in this discussion and analysis assumes the completion of all the transactions referred to in this Information Statement in connection with the separation and distribution. Unless the context otherwise requires, references in this Information Statement to “Xylem,” “we,” “us,” “our” and “our company” refer to Xylem Inc., Inc. and its combined subsidiaries. References in this Information Statement to “ITT” or “parent” refer to ITT Corporation, an Indiana corporation, and its consolidated subsidiaries, unless the context otherwise requires. Amounts in millions unless otherwise stated.

Separation from ITT Corporation

On January 12, 2011, ITT announced a plan to separate its water equipment and services business (Xylem) from the remainder of its businesses through a pro rata distribution of common stock of an entity holding the assets and liabilities associated with the water equipment and services business. We were incorporated in Indiana on May 4, 2011 to be the entity to hold such businesses subject to approval by the board of directors of ITT and other conditions described below.

The combined financial statements presented in this Information Statement and discussed below have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of the water equipment and services business of ITT. The water-related business includes the following divisions of ITT: Water & Wastewater, Residential & Commercial Water, and Flow Control. The combined financial statements reflect our financial position, results of operations and cash flows as we were historically managed, in conformity with accounting principles generally accepted in the United States of America, or GAAP.

We intend to enter into a Master Transition Services Agreement with ITT and Exelis, under which each of ITT and Exelis or their respective affiliates will provide us with certain services, and we or certain of our affiliates will provide each of ITT and Exelis certain services for a limited time to help ensure an orderly transition for each of Exelis, ITT and Xylem following the distribution.

We anticipate that under the Master Transition Services Agreement, Xylem will receive certain services (including information technology, financial, procurement and human resource services, benefits support services and other specified services) from ITT and Exelis, and Xylem will provide certain services (including information technology, human resources services and other specified services) to ITT and Exelis. We expect these services will be initially provided at cost with scheduled, escalating increases to up to cost plus 10% and are planned to extend for a period of 3 to 24 months in most circumstances. As these costs have been historically included in our operating results through expense allocations from ITT, we do not expect the costs associated with transition service agreements to be materially different and therefore we do not expect such costs to materially affect our results of operations or cash flows after becoming a standalone company.

Subsequent to the distribution, we expect to incur expenditures consisting primarily of employee-related costs, costs to start up certain stand-alone functions and information technology systems, and other transaction-related costs. Additionally, we will incur increased costs as a result of becoming an independent publicly-traded company, primarily from establishing or expanding the corporate support for our businesses, including information technology, human resources, treasury, tax, risk management, accounting and financial reporting, investor relations, governance, legal, procurement and other services. We believe our cash flow from operations will be sufficient to fund these additional corporate expenses.

Executive Summary

Our Company is a world leader in the design, manufacturing, and application of highly engineered technologies for the water industry. We are a leading equipment and service provider for water and wastewater applications with a broad portfolio of products and services addressing the full cycle of water, from collection, distribution and use to the return of water to the environment. Our Company’s brands, such as Bell & Gossett and Flygt, are well known throughout the industry and have served the water market for many years. Over the years, we have leveraged our heritage strength in wastewater pumping technologies to expand into wastewater treatment, and later into clean water treatment and water quality analysis. We believe we are strongly positioned to use our deep applications expertise and offer our customers a full spectrum of service offerings in the transportation, treatment and testing of water. Net sales and operating income for the twelve months ended December 31, 2010 were $3.2 billion and $388, respectively, and for the six months ended June 30, 2011 were $1.9 billion and $216, respectively.

We operate in two segments, Water Infrastructure and Applied Water. The Water Infrastructure segment focuses on the transportation, treatment and testing of water, offering a range of products including water and wastewater pumps, treatment and testing equipment, and controls and systems. Key brands include Flygt, Wedeco, Godwin Pumps, WTW, Sanitaire, AADI and Leopold. The Applied Water segment encompasses all the uses of water and focuses on the residential, commercial, industrial and agricultural markets. The segment’s major products include pumps, valves, heat exchangers, controls and dispensing equipment. Key brands in this segment include Goulds, Bell & Gossett, AC Fire, Standard, Flojet, Lowara, Jabsco and Flowtronex. In both our segments, we benefit from a large and growing installed base of products driving growth in aftermarket sales for replacement parts and services.

Financial highlights for the six months ended June 30, 2011 include the following:

•	Order growth of 24.2% over the prior year; organic orders were up 6.0%

•	Revenue increase of 27.4% from 2010; organic revenue was up 8.7%

•	Operating margins of 11.6% in 2011 and 2010

•	Adjusted net income of $165, an increase of $24 from 2010

•	Free cash flow generation of $134, up $40 from 2010

Financial highlights for 2010 include the following:

•	Order growth of 13.7% over the prior year; organic orders were up 4.7%

•	Revenue increase of 12.4% from 2009; organic revenue was up 3.4%

•	Operating margin expansion of 240 bps to 12.1% as compared with 2009

•	Adjusted net income of $329, an increase of $124 from 2009

•	Deployment of more than $1 billion of capital into a number of strategic acquisitions in growth markets, most notably the acquisitions of Nova Analytics (“Nova”) and Godwin Pumps of America and Godwin Holdings Limited (collectively referred to as “Godwin”)

Further details related to these results are described below. See “— Key Performance Indicators and Non-GAAP Measures” below for a reconciliation of the non-GAAP measures.

Key Performance Indicators and Non-GAAP Measures

Management reviews key performance indicators including revenue, segment operating income and margins, orders growth, and backlog, among others. In addition, we consider certain measures to be useful to management and investors evaluating our operating performance for the periods presented, and provide a tool for evaluating our ongoing operations, liquidity and management of assets. This information can assist investors in assessing our financial performance and measures our ability to generate capital for deployment among competing strategic alternatives and initiatives. These metrics, however, are not measures of financial performance under GAAP and should not be considered a substitute for revenue, operating income, net income, or net cash from continuing operations as determined in accordance with GAAP. We consider the following non-GAAP measures, which may not be comparable to similarly titled measures reported by other companies, to be key performance indicators:

•	“organic revenue” and “organic orders” defined as revenue and orders, respectively, excluding the impact of foreign currency fluctuations and contributions from acquisitions and divestitures. Divestitures include sales of portions of our business that did not meet the criteria for classification as a discontinued operation or insignificant portions of our business that we did not classify as a discontinued operation. The period-over-period change resulting from foreign currency fluctuations assumes no change in exchange rates from the prior period.

•	“adjusted net income” defined as net income, adjusted to exclude items that may include, but are not limited to, significant charges or credits that impact current results but are not related to our ongoing operations, unusual and infrequent non-operating items and non-operating tax settlements or adjustments. A reconciliation of adjusted net income is provided below.

	Six Months Ended		Years Ended
	June 2011	June 2010	2010	2009	2008

Net income	$150	$141	$329	$263	$224
Tax-related special item(a)	—	—	—	(58)	—
Separation costs, net of tax	15	—	—	—	—

Adjusted net income	$165	$141	$329	$205	$224

(a)	The 2009 tax-related special item is primarily attributable to the completion of a restructuring of certain international legal entities.

•	“free cash flow” defined as net cash provided by operating activities, as reported in the Statement of Cash Flows, less capital expenditures and other significant items that impact current results which management believes are not related to our ongoing operations and performance. Our definition of free cash flow does not consider certain non-discretionary cash payments, such as debt. A reconciliation of free cash flow is provided below.

	Six Months Ended		Years Ended
	June 2011	June 2010	2010	2009	2008

Net cash from operating activities	$161	$118	$395	$370	$408
Capital expenditures(a)	(48)	(24)	(94)	(62)	(67)
Separation cash payments(b)	21	—	—	—	—

Free cash flow	$134	$94	$301	$308	$341

(a)	Represents capital expenditures as reported in the Statement of Cash Flows, less capital expenditures associated with the Transformation of $5 and $0 for the six months ended June 30, 2011 and 2010, respectively, and $0 for the years ended December 31, 2010, 2009 and 2008.

(b)	Separation costs allocated by ITT have been treated as though they were settled in cash.

Known Trends and Uncertainties

The following list represents a summary of trends and uncertainties which could have a significant impact on our results of operations, financial position and/or cash flows:

•	The global economic environment remains in a relative state of uncertainty. Although financial markets have recovered from their lows in 2009, we consider the overall global economic recovery to be a gradual, long-term process. In the United States, gradual improvements in credit availability, solid consumer spending, moderate job creation and less uncertainty about new regulations should work to reinforce the economic recovery. However, downside factors such as the challenges facing local, state and federal government finance and possible spillover of Europe’s sovereign debt crisis could limit or delay U.S. growth. Within Europe, the sovereign debt crisis has weakened the recovery process and created the potential for significant volatility during 2011. The potential for unforeseen adverse macroeconomic events remains a concern and the occurrence of such events could have a significant unfavorable effect on our business.

•	Approximately 63% of our Water Infrastructure segment’s revenue is derived from public utilities. European austerity measures and budget pressures within the United States have forced governments to plan for reductions in spending, reevaluate their priorities and postpone wastewater infrastructure projects. These actions have led to a reduction in demand, increased competition and pricing pressures. Our ability or inability to secure project orders in this challenging environment could significantly affect our Water Infrastructure segment results.

•	Approximately 33% and 22% of the Applied Water segment’s revenue is attributable to commercial and residential end markets, respectively. Commercial construction build rates are expected to remain low during the majority of 2011 as the build versus buy indicator for real estate investors continues to favor investing in existing buildings due to depressed asset prices. Similarly, consensus expectations for residential homebuilding are mixed, reflecting uncertainty around the likelihood and magnitude of a recovery. The continued uncertainty and volatility within these markets could significantly affect the results of our Applied Water segment.

•	Approximately 35% of our total revenues are attributable to applications within the general industrial market. Emerging markets have led a recovery in the global industrial market, most significantly within the mining industry as high metal prices have promoted robust demand for mining equipment. However, as long as global economic uncertainty remains it will be difficult to predict how the trends in industrial orders may be impacted.

•	We anticipate significant expenditures associated with the planned spin-off transaction primarily consisting of employee-related costs, costs to start up certain stand-alone functions and information technology systems, and other transaction-related costs.

The information provided above represents a list of known trends and uncertainties that could impact our business in the foreseeable future. It should, however, be considered along with the risk factors and our disclosure on forward-looking statements identified in this Information Statement.

Six months ended June 30, 2011 compared to six months ended June 30, 2010, and year ended December 31, 2010 compared to year ended December 31, 2009

Revenue

Our six months ended June 30, 2011 and annual 2010 revenue was marked by growth from strategic acquisitions, a level of economic recovery within the majority of our served markets and foreign currency translation. We believe that our competitive position and portfolio of highly engineered products will continue to be strengthened by a gradual economic improvement and contributions from acquisitions. The following table illustrates the revenue of our business segments for the six months ended June 30, 2011 and the annual 2010 and 2009 periods. See below for further discussion of variances over these periods at the segment level.

	Six Months Ended
	June 30,			Annual
	2011	2010	Change	2010	2009	Change

Water Infrastructure	$1,153	$820	40.6%	$1,930	$1,651	16.9%
Applied Water	740	669	10.6%	1,327	1,254	5.8%
Eliminations	(32)	(28)	—	(55)	(56)	—

Total	$1,861	$1,461	27.4%	$3,202	$2,849	12.4%

The following table illustrates the impact from organic growth, recent acquisitions, and fluctuations in foreign currency, in relation to combined revenue during the six months ended June 30, 2011.

	$	%
	Change	Change

Revenue for the six months ended June 30, 2010	$1,461
Organic growth	127	8.7%
Acquisitions/(divestitures), net	195	13.3%
Foreign currency translation	78	5.3%

Total change in revenue	400	27.4%

Revenue for the six months ended June 30, 2011	$1,861

The following table illustrates the impact from organic growth, recent acquisitions, and fluctuations in foreign currency, in relation to combined revenue during the annual 2010 period.

	$	%
	Change	Change

2009 Revenue	$2,849
Organic growth	96	3.4%
Acquisitions/(divestitures), net	263	9.2%
Foreign currency translation	(6)	(0.2)%

Total change in revenue	353	12.4%

2010 Revenue	$3,202

Water Infrastructure

Revenue generated by our Water Infrastructure segment during the six months ended June 30, 2011 and the annual 2010 period was $1,153 and $1,930, respectively, reflecting an increase of $333 and $279, respectively, as compared to the same prior year periods. These increases were primarily driven by acquisitions, including Godwin and Nova, which in the aggregate contributed $195 and $247, respectively, over the same respective periods. Since their acquisition, Godwin and Nova have both performed favorably versus our initial expectations. Foreign exchange translation was favorable by $63 and $8 for the six months ended June 30, 2011 and the annual period ended December 31, 2010, as compared to the same prior year period, respectively.

Organic revenue growth for the six months ended June 30, 2011 was $75 or 9.2%, primarily attributable to higher volume for wastewater treatment and transport applications. This growth was due to favorable performance in Northern Europe which is primarily attributable to public utility investment in new projects and the general maintenance of existing infrastructure.

Organic revenue increased 1.5% for the annual 2010 period reflecting mixed regional results. Market share gains and favorable economic conditions drove improved performance for treatment applications in Northern Europe and in emerging markets such as Asia Pacific, Eastern Europe and Latin America. However, unfavorable economic conditions and uncertainty within the region continued to negatively impact performance across our Southern European markets.

Applied Water

Revenue generated by our Applied Water segment during the six months ended June 30, 2011 and the annual 2010 period was $740 and $1,327, respectively, reflecting an increase of $71 and $73, respectively, as compared to the same prior year periods. During 2010, contributions from the 2009 Laing acquisition of $19 were partially offset by a decline in revenues from businesses divested of $3. Foreign exchange translation was favorable by $18 and unfavorable by $16 for the six months ended June 30, 2011 and the annual 2010 period ended, as compared to the same prior year period, respectively.

Organic revenue growth of $53 or 7.8% during the six months of 2011 compared with the prior year generally reflects year-over-year improvements in light industrial commercial end market conditions. In addition, we also realized benefits from increased price and new product introductions, such as e-SV, a high-efficiency vertical multi-stage pump used in commercial applications.

Despite relatively weak market conditions throughout 2010, we recorded organic revenue growth of $72 or 5.8% over the prior year. This growth was primarily attributable to European and emerging market share gains as well as the impact from new product launches, including energy efficient pumps and new beverage applications. We also benefited from price realization initiatives. Organic revenue growth was partially offset by unfavorable weather conditions in North America, which negatively impacted our sales of irrigation applications.

Gross Profit

Gross profit for the six months ended June 30, 2011 and the annual 2010 period was $716 and $1,214, respectively, representing increases of $170, or 31.1%, and $177, or 17.1%, respectively, as compared to prior periods. These increases include respective gross profits from our 2010 acquisitions of $100 and $101 in the six months ended June 30, 2011 and the annual 2010 period, respectively, increased organic sales volume, and benefits from productivity and price realization initiatives. As a result of these factors, gross profit margin expanded by approximately 110 bps and 150 bps over the same comparable respective periods.

Operating Expenses

Operating expenses increased approximately 33.0% and 8.5% during the six months ended June 30, 2011 and the annual 2010 period to $500 and $826, respectively. The following table provides further information by expense type.

	Six Months Ended June 30,			Annual
	2011	2010	Change	2010	2009	Change

Selling, general and administrative expenses	$450	$334	34.7%	$737	$667	10.5%
Research and development expenses	50	35	42.9%	74	63	17.5%
Restructuring charges, net	—	7	(100)%	15	31	(51.6)%

Total	$500	$376	33.0%	$826	$761	8.5%

*NM = Not meaningful

Selling, General & Administrative Expenses (SG&A)

SG&A expenses increased $116, or 34.7%, and $70, or 10.5%, during the six months ended June 30, 2011 and the annual 2010 period, respectively. These increases primarily reflect additional costs of $55 in each period related primarily to our newly acquired Godwin and Nova businesses, as well as costs attributable to an increase in sales volumes, and additional spending on various strategic investments. During the six months ending June 30, 2011, we were allocated separation costs of $21 primarily attributable to tax, accounting, and other professional advisory fees, information technology costs and employee retention. It is expected that separation costs will increase as the separation nears.

SG&A as a percent of sales was 24.2% and 22.9% for both six-month periods ended June 30, 2011 and 2010. SG&A as a percent of sales was 23.0% and 23.4% for the years ended December 31, 2010 and 2009, respectively.

Research and Development Expenses (R&D)

R&D spending increased by $15, or 42.9%, and $11, or 17.5%, during the six months ended June 30, 2011 and the annual 2010 period, respectively, primarily due to our newly acquired Nova business. R&D as a percent of sales was 2.7% and 2.4% for the six-month periods ended June 30, 2011 and 2010, respectively. R&D as a percent of sales was 2.3% and 2.2% for the years ended December 31, 2010 and 2009, respectively.

Restructuring, Net

We had no restructuring charges during the six months ended June 30, 2011. During the annual 2010 period, we recognized net restructuring charges of $15, representing a $16 or 51.6% decrease as compared to, the prior annual period. During 2009, we initiated several actions, primarily within our Applied Water segment in response to declining market conditions. The frequency and overall impact of such actions subsided and as a result we incurred less cost during 2010. We consider the majority of our restructuring initiatives to be complete as of December 31, 2010.

See Note 5, “Restructuring Charges Net,” in the Notes to the Combined Financial Statements for additional information.

Operating Income

We generated operating income of $216 and $388 during the six months ended June 30, 2011 and the annual 2010 period, respectively. This reflected increases from the prior period of 27.1% and 40.6%, respectively. Operating margin remained at 11.6% for the six months ended June 30, 2011 and increased to 12.1% for the annual 2010 period, a period-over-period increase of 240 basis points for the annual period. The following table illustrates operating income results of our business segments, including operating margin results for the six months ended June 30, 2011 and 2010, and annual 2010 and 2009 periods.

	Six Months Ended June 30,				Annual
	2011	2010	Change		2010	2009	Change

Water Infrastructure	$158	$103	53.4%		$276	$227	21.6%
Applied Water	97	92	5.4%		158	109	45.0%

Segment operating income	255	195	30.8%		434	336	29.2%
Other	(39)	(25)	56.0%		(46)	(60)	23.3%

Total operating income	$216	$170	27.1%		$388	$276	40.6%

Operating margin:
Combined	11.6%	11.6%	0	bps	12.1%	9.7%	240	bps
Water Infrastructure	13.7%	12.6%	110	bps	14.3%	13.7%	60	bps
Applied Water	13.1%	13.8%	(70	) bps	11.9%	8.7%	320	bps

Water Infrastructure

Operating income for our Water Infrastructure segment increased $55 or 53.4% for the six months ended June 30, 2011 compared with the comparable prior year period. This increase is primarily attributable to contributions from the Nova and Godwin acquisitions, which provided incremental operating income of approximately $37 over the same period. Operating margin increased 110 bps over the same period as the year-over-year benefits attributable to higher organic revenue, lower restructuring expense and benefits from productivity and material costs savings initiatives that were offset by the unfavorable impact from foreign exchange costs, higher labor and overhead costs, material inflation and unfavorable mix.

Operating income for our Water Infrastructure segment increased $49 or 21.6% for the year ended December 31, 2010 compared with the comparable prior year period. This increase is primarily attributable to contributions from the Nova and Godwin acquisitions, which provided combined incremental operating income of $28 during 2010. Operating productivity and lower restructuring expense more than offset incremental strategic investments, higher pension costs, and unfavorable foreign currency impacts. Operating margin expansion of 60 bps over the same period, a decline largely attributable to these same factors.

Applied Water

Operating income for our Applied Water segment increased $5 or 5.4% for the six months ended June 30, 2011 compared with the prior year. This increase was primarily attributable to higher sales volume and price increases, which were partially offset by the unfavorable impacts of inflation and higher commodity costs.

Operating margin declined 70 bps to 13.1% over the same period attributable to unfavorable mix and the net cost increases discussed above.

Operating income for our Applied Water segment increased $49 or 45.0% for the year ended December 31, 2010 compared with the prior year. Operating productivity, including increased volume, increased price, benefits from our cost savings initiatives, and lower restructuring charges of $12, more than offset incremental costs associated with strategic initiatives. Operating margin expansion of 320 bps over the same period was largely attributable to these same factors.

Other

Other expenses increased $14 and decreased $14 for the six months ended June 30, 2011 and year ended December 31, 2010, respectively, as compared with each prior year period. Other primarily consists of general corporate expenses related to finance, legal, communications, employee benefits and incentives, and equity-based compensation, which are not allocated to our business segments. The majority of the general corporate expenses are allocations for certain functions provided by ITT. The increase in other expenses in the six months ended June 30, 2011 primarily reflect the separation costs we were allocated.

Income Tax Expense

For the six-month period ended June 30, 2011, we recorded an income tax provision of $66 or 30.6% of income before income taxes compared to $26 or 15.6% during the prior period. For 2011, the effective tax rate is lower than the federal statutory rate of 35% due principally to a lower rate incurred on foreign earnings and the favorable impact of interest income not subject to income taxes. For 2010, the effective tax rate is lower than the federal statutory rate of 35% due principally to a lower rate incurred on foreign earnings and the favorable impact of the repatriation of foreign earnings net of foreign tax credits.

In 2010 and 2009, we recorded an income tax provision of $59 million and $14 million, respectively, which represents effective tax rates of 15.2% and 5.1%, respectively. For 2010, the effective tax rate is lower than the federal statutory rate of 35% due principally to a lower rate incurred on foreign earnings and the favorable impact of the repatriation of foreign earnings net of foreign tax credits. For 2009, the effective tax rate is lower than the federal statutory rate of 35% due principally to a lower rate incurred on foreign earnings and the favorable impact of the restructuring of certain legal entities.

During 2009, the Company implemented an international restructuring in which it transferred the ownership of its Canadian operations to its Luxembourg holding company. The transfer will allow the Company to recover, in a more tax efficient manner, the earnings and book to tax basis differences attributable to our Canadian investment. As a result, the Company reduced the deferred tax liability related to our investment in Canada.

Year ended December 31, 2009 compared to year ended December 31, 2008

Revenue

The deteriorating global economic conditions experienced during 2009 created recessionary challenges within our Water Infrastructure and Applied Water segments. As a result, we experienced a decline in order activity that translated into a 13.4% decrease in total revenue. The following table illustrates the 2009 and 2008 revenue results of our business segments.

	2009	2008	Change

Water Infrastructure	$1,651	$1,824	(9.5)%
Applied Water	1,254	1,527	(17.9)%
Eliminations	(56)	(60)	—

Total	$2,849	$3,291	(13.4)%

The following table illustrates the impact from organic growth, acquisitions completed during 2008, and fluctuations in foreign currency, in relation to combined revenue during 2009.

	$	%
	Change	Change

2008 Revenue	$3,291
Organic decline	(291)	(8.8)%
Acquisitions/(divestitures), net	7	0.2%
Foreign currency translation	(158)	(4.8)%

Total change in revenue	(442)	(13.4)%

2009 Revenue	$2,849

Water Infrastructure

The 2009 revenue generated by our Water Infrastructure segment was $1,651, representing a decline of $173 or 9.5% from 2008 revenue of $1,824. These results include an unfavorable impact from foreign currency fluctuations of $109. Challenging global economic conditions impacted most of our served markets resulting in organic revenue decline of $65 or 3.6%.

Applied Water

The 2009 revenue generated by our Applied Water segment was $1,254, representing a decline of $273 or 17.9% from 2008 revenue of $1,527. These results include an unfavorable impact from foreign currency fluctuations of $53. Organic revenue declined 14.9% primarily due to lower volumes caused by challenging global economic conditions affecting the majority of markets served. Light industrial market share gains, particularly with beverage and marine applications, partially offset overall volume declines over the second half of the year.

Gross Profit

Gross profit for 2009 was $1,037, representing a $104 or 9.1% decrease from 2008. This decrease was attributable to the decline in revenue and unfavorable foreign currency fluctuations, partially offset by benefits from productivity gains, including efforts to improve supply chain productivity and control material costs. Gross margin increased 170 bps to 36.4% during 2009. The improvement is primarily due to benefits from productivity improvements and various other cost-saving initiatives, which more than offset the impacts from reductions in sales volumes.

Operating Expenses

Operating expenses decreased 7.9% during 2009 to $761, primarily attributable to cost savings initiatives and lower restructuring expense. The following table provides further information by expense type.

	2009	2008	Change

Selling, general and administrative expenses	$667	$721	(7.5)%
Research and development expenses	63	64	(1.6)%
Restructuring and asset impairment charges, net	31	41	(24.4)%

Total	$761	$826	(7.9)%

Selling, General & Administrative Expenses

SG&A decreased 7.5% to $667 in 2009. This decrease was primarily attributable to cost-saving initiatives in response to declining global economic conditions, lower sales volumes, and lower stock compensation expense, partially offset by higher postretirement plan costs. SG&A as a percent of sales was approximately 23.4% and 21.9% for the years ended December 31, 2009 and 2008, respectively.

Research and Development Expenses

R&D expenses decreased $1 from the prior year to $63 during 2009 as compared to the prior year. R&D expense of $63 equates to an investment of 2.2% of sales, an increase of 30 bps over the prior year rate, reflecting our commitment to the development of new technologies in our served markets.

Restructuring, Net

During 2009, we recognized net restructuring charges of $31, representing a $10 decrease as compared to 2008. The charges associated with 2009 and 2008 actions primarily represent severance costs for reductions in headcount within both of our business segments, in response to declining market conditions.

See Note 5, “Restructuring Charges Net,” in the Notes to the Combined Financial Statements for additional information.

Operating Income

We generated operating income of $276 during 2009, a 12.4% decrease from 2008, primarily reflecting volume declines. This decline was partially offset by benefits from the implementation of extensive cost-saving initiatives and productivity improvements. Operating margin increased to 9.7% for 2009, a year-over-year increase of 10 bps, despite reductions in sales volumes. This increase was attributable to benefits from productivity improvements and various cost-saving initiatives. The following table illustrates the 2009 and 2008 operating income results of our business segments, including operating margin results.

	2009	2008	Change

Water Infrastructure	$227	$220	3.2%
Applied Water	109	162	(32.7)%

Segment operating income	336	382	(12.0)%
Other	(60)	(67)	10.4%

Total operating income	$276	$315	(12.4)%

Operating margin:
Combined	9.7%	9.6%	10	bps
Water Infrastructure	13.7%	12.1%	160	bps
Applied Water	8.7%	10.6%	(190	) bps

Water Infrastructure

Operating income increased $7 or 3.2% for the year ended December 31, 2009 compared with the prior year. Operating margin increased 160 bps over the same period. Operating productivity driven by benefits from our cost savings initiatives, lower restructuring expense, and favorable foreign exchange transaction costs more than offset the impact of volume declines.

Applied Water

Operating income decreased $53 or 32.7% for the year ended December 31, 2009 compared with the prior year. Operating margin decreased 190 bps over the same period. These significant declines were attributable to weak global economic conditions resulting in significant unfavorable volume impacts across most markets and regions. During the period we also incurred higher restructuring and pension costs.

Other

Other expenses decreased $7 for the year ended December 31, 2009 as compared with the prior year. Other primarily consists of general corporate expenses related to finance, legal, communications, employee benefits and incentives, and equity-based compensation, which are not allocated to our business segments. The majority of the general corporate expenses are allocations for certain functions provided by ITT.

Income Tax Expense

In 2009 and 2008, we recorded an income tax provision of $14 and $88, respectively, which represents effective tax rates of 5.0% and 28.2%, respectively. For 2009, the effective tax rate is lower than the federal statutory rate of 35% due principally to a lower rate incurred on foreign earnings and the favorable impact of the restructuring of certain legal entities. For 2008, the effective tax rate is lower than the federal statutory rate of 35% due principally to a lower rate incurred on foreign earnings.

Liquidity and Capital Resources

Funding and Liquidity Strategy

Current Liquidity

Historically, we have generated operating cash flow sufficient to fund our working capital, capital expenditure and financing requirements. Subsequent to the separation, while our ability to forecast future cash flows is more limited, we expect to fund our ongoing working capital, capital expenditure and financing requirements through cash flows from operations via access to cash on hand and capital markets.

If our cash flows from operations are less than we expect, we may need to incur debt or issue equity. From time to time we may need to access the long-term and short-term capital markets to obtain financing. Although we believe that the arrangements in place at the time of the separation will permit us to finance our operations on acceptable terms and conditions, our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including: (i) our credit ratings or absence of a credit rating, (ii) the liquidity of the overall capital markets, and (iii) the current state of the economy. There can be no assurance that we will continue to have access to the capital markets on terms acceptable to us. We cannot assure that such financing will be available to us on acceptable terms or that such financing will be available at all.

The majority of our operations participate in U.S. and international cash management and funding arrangements managed by ITT where cash is swept from our balance sheet daily, and cash to meet our operating and investing needs is provided as needed from ITT. Transfers of cash both to and from these arrangements are reflected as a component of “Parent company investment” within “Parent company equity” in the combined balance sheets. The cash presented on our balance sheet consists primarily of U.S. and international cash from subsidiaries that do not participate in these arrangements. As of December 31, 2010, the Company had not made a provision for U.S. or additional foreign withholding taxes on approximately $1,265 million of the excess of financial reporting over the tax basis of investments in certain foreign subsidiaries because we plan to reinvest such earnings indefinitely outside the United States. Generally, such amounts become subject to U.S. taxation upon the remittance of dividends and under certain other circumstances.

Future Liquidity

Our primary future cash needs will be centered on operating activities, working capital, capital expenditures, and strategic investments. Our ability to fund these needs will depend, in part, on our ability to generate or raise cash in the future, which is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control. For at least the next 12 months, we expect to generate sufficient cash from operations to meet our liquidity and capital needs in both U.S. and non-U.S. jurisdictions, subject to the expected borrowing and net cash transfer to ITT described herein. Thereafter, we expect to have sufficient liquidity and capital resources arising from cash generated by the Company’s ongoing operations. Although cash generated from operations is expected to be sufficient to service our liquidity and capital needs, including existing and known or reasonably likely short- and long-term cash requirements, we expect to have access to a $600 million revolving line of credit and capital markets to accommodate timing differences in cash flows.

At or prior to the distribution, we expect to raise indebtedness in an amount of $1,200, including $     of senior notes, the net proceeds of which are expected to fund a net cash transfer of approximately $817 to ITT, with the balance to be used in connection with the YSI acquisition and for general corporate purposes. The notes will be our senior unsecured obligations and will rank equally with all of our existing and future senior unsecured indebtedness. The notes initially will be guaranteed on a senior unsecured basis by ITT (the “ITT Guarantee”). The ITT Guarantee will terminate upon the completion of the spin-off. It is expected that the indenture governing the notes will include covenants that restrict our ability to, subject to exceptions, incur indebtedness secured by liens or engage in sale and leaseback transactions. The actual terms of the notes, including interest rate, principal amount, redemption provisions and maturity, will depend on market conditions at the time of pricing.

At or prior to the separation, we expect to enter into a new $600 million four-year unsecured senior revolving credit facility. The interest rate for borrowings under the new credit facility is expected to be generally based on the London Interbank Offered Rate (LIBOR), plus a spread, based upon our debt rating. The senior revolving credit facility will replace, in part, the existing credit facility of ITT, and be used for working capital, capital expenditures and other general corporate purposes. ITT initially will guarantee the new credit facility, and we will assume the obligations of this guarantee in connection with the distribution. The actual terms of the new credit facility, including interest rate, commitment, covenants and maturity, will depend on market conditions at the time we enter into the new credit facility.

Following our separation from ITT, our capital structure and sources of liquidity will change significantly. We will no longer participate in cash management and funding arrangements with ITT. Instead, our ability to fund our capital needs will depend on our ongoing ability to generate cash from operations, and access to the bank and capital markets. We believe that our future cash from operations, together with our access to funds on hand and capital markets, will provide adequate resources to fund our operating and financing needs.

For the year ended 2010 and for the six months ended June 30, 2011, we generated approximately 62% and 61%, respectively, of our revenues from non-U.S. operations. As we continue to grow our operations in the emerging markets and elsewhere outside of the United States, we expect to continue to generate significant revenues from non-U.S. operations and, following the spin-off, we expect our cash will be predominately held by our foreign subsidiaries. The Company expects to generate sufficient cash from operations to meet its liquidity and capital needs, in both U.S. and non-U.S. jurisdictions. We expect to manage our worldwide cash requirements considering available funds among the many subsidiaries through which we conduct business and the cost effectiveness with which those funds can be accessed. As such, we plan to look for opportunities to access cash balances in excess of local operating requirements to meet global liquidity needs in a cost-efficient manner. We may transfer cash from certain international subsidiaries to the U.S. and other international subsidiaries when it is cost effective to do so. If these funds are needed for our operations in the United States, we would be required to accrue and pay U.S. taxes to repatriate these funds. Our effective tax rate includes the historical assumption that we do not intend to repatriate non-U.S. earnings. The Company is still evaluating the tax implications that would result from the spin-off; however, it does not currently expect that it will be required to repatriate undistributed earnings of foreign subsidiaries. On or about the time of the distribution, the Company’s foreign subsidiaries are expected to hold approximately $180 million in cash or marketable securities.

Dividends

Following the distribution, we expect that initially Xylem will pay a dividend, although the timing, declaration, amount and payment of future dividends to our shareholders fall within the discretion of our Board of Directors and will depend on many factors, including our financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that Xylem’s Board of Directors considers relevant. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may limit or prohibit the payments of dividends. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends. There can also be no assurance that the combined annual dividends on ITT common stock, Exelis common stock and our common stock after the spin-off, if any, will be equal to the annual dividends on ITT common stock prior to the spin-off.

Sources and Uses of Liquidity

Our principal source of liquidity is our cash flow generated from operating activities, which provides us with the ability to meet the majority of our short-term funding requirements. The following table provides net cash provided by operating activities and used in investing and financing activities for each of the previous three years.

	Six Months Ended		Annual
	2011	2010	2010	2009	2008

Operating Activities	$161	$118	$395	$370	$408
Investing Activities	(48)	(414)	(1,093)	(84)	(81)
Financing Activities	(112)	326	745	(292)	(341)
Foreign Exchange	6	(5)	3	6	(9)

Net change in cash and cash equivalents	$7	$25	$50	$—	$(23)

Net cash provided by operating activities increased by $43 for the six months ended June 30, 2011 as compared to the comparable 2010 period. This increase is primarily due to a $38 increase in net income excluding non-cash increases in depreciation and amortization. The increased cash use from working capital to support increasing order growth was offset by reduced cash needs from other assets and liabilities as well as taxes. Cash from operating activities attributable to the Godwin and Nova acquisitions increased by $57 for the six months ended June 30, 2011.

Net cash provided by operating activities increased by $25 in 2010 as compared to 2009. This increase is primarily attributable to a $88 increase in net income excluding non-cash increases in depreciation and amortization, partially offset by a reduced source of cash from working capital. Cash from operating activities includes a contribution of $72 attributable to Godwin and Nova acquisitions.

Net cash provided by operating activities decreased by $38 in 2009 as compared to 2008. This decrease was primarily attributable to a $47 increase in net income excluding non-cash increases in depreciation and amortization, which was more than offset by a year-over-year reduction in cash from taxes as well as higher net cash payments for restructuring activities.

Net cash used in investing activities decreased by $366 for the six months ended June 30, 2011 as compared to the comparable 2010 period. This decline is attributable to the acquisition of Nova during the first quarter of 2010, which had a purchase price of $385, net of cash acquired. Net cash used in investing activities increased $1,009 in 2010 as compared to 2009. This increase reflects the amounts paid for the Godwin and Nova acquisitions (approximately $965, net of cash acquired) as well as other acquisitions completed during 2010. Net cash used in investing activities increased $3 in 2009 as compared to 2008, primarily reflecting a net increase in amounts paid for acquisitions, capital expenditures and other.

Cash used for or provided by financing activities is due to transfers to and from our parent, ITT. The components of net transfers include: (i) cash transfers from the Company to parent, (ii) cash investments from our parent used to fund operations, capital expenditures and acquisitions, (iii) charges (benefits) for income taxes, and (iv) allocations of parent’s corporate expenses described in this Information Statement.

Funding of Postretirement Plans

At December 31, 2010, our defined benefit pension plans were underfunded by $155 million. A substantial portion of the underfunded position arose during the fourth quarter of 2008, when we recognized a significant decline in the fair market value of our defined benefit pension plan assets. Favorable market conditions during the latter half of 2009 and throughout 2010 resulted in an increase in the fair market value of our defined benefit pension plan assets.

With respect to defined benefit pension plans, we intend to contribute annually not less than the minimum required by applicable laws or regulations. In 2010, we contributed $9 to our defined benefit pension plans. Funding requirements under IRS rules are a major consideration in making contributions to our U.S. defined benefit pension plans. While the Company has significant discretion in making voluntary contributions, the Employee Retirement Income Security Act of 1974, as amended by the Pension Protection Act of 2006 and further amended by the Worker, Retiree, and Employer Recovery Act of 2008 and applicable Internal Revenue Code regulations, mandate minimum funding thresholds. Failure to satisfy the minimum funding thresholds could result in restrictions on our ability to amend the plans or make benefit payments. We anticipate making contributions to our defined benefit pension plans in the range of $15 to $20 during 2011.

The funded status at the end of 2011 and future required contributions will depend primarily on the actual return on assets during the year and the discount rate used to measure the benefit obligation at the end of the year. Depending on these factors, and the resulting funded status of our pension plans, the level of future statutory minimum contributions could be material.

Contractual Obligations

Our commitment to make future payments under long-term contractual obligations was as follows, as of December 31, 2010:

	Payments Due By Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Contractual obligations
Operating leases(1)	$176	$48	$67	$32	$29
Purchase obligations(2)	67	64	3	—	—
Other long-term obligations reflected on balance sheet(3)	42	3	9	5	25

Total	$285	$115	$79	$37	$54

In addition to the amounts presented in the table above, we have recorded liabilities for uncertain tax positions of $43 as of December 31, 2010. These amounts have been excluded from the contractual obligations table due to an inability to reasonably estimate the timing of such payments in individual years.

(1) Refer to Note 15, “Operating Leases,” in the Notes to Combined Financial Statements, for further discussion of lease and rental agreements.

(2) Represents unconditional purchase agreements that are enforceable and legally binding and that specify all significant terms to purchase goods or services, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase agreements that are cancellable without penalty have been excluded.

(3) Other long-term obligations include capital lease obligations and estimated environmental payments. We estimate, based on historical experience, that we will spend between $2 and $4 per year on environmental investigation and remediation. At December 31, 2010, our best estimate for environmental liabilities is $8.

Contractual obligations as of December 31, 2010 exclude indebtedness in an amount estimated at $1,200, which is expected to be incurred in conjunction with the spin-off, the net proceeds of which are expected to fund a net cash transfer of approximately $817 to ITT, with the balance to be used in connection with the YSI acquisition and for general corporate purposes. See “Description of Material Indebtedness.”

Critical Accounting Estimates

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our combined financial statements, which have been prepared in accordance with GAAP. The preparation of these combined financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent liabilities. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Significant accounting policies used in the preparation of the Combined Financial Statements are discussed in Note 1, “Separation from ITT Corporation, Basis of Presentation and Summary of Significant Accounting Policies,” in the Notes to the Combined Financial Statements. Accounting estimates and assumptions discussed in this section are those that we consider most critical to an understanding of our financial statements because they are inherently uncertain, involve significant judgments, and include areas where different estimates reasonably could have been used and changes in the estimate that are reasonably possible could materially impact the financial statements. Management believes that the accounting estimates employed and the resulting balances are reasonable; however, actual results in these areas could differ from management’s estimates under different assumptions or conditions.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability of the sales price is reasonably assured. For product sales, delivery does not occur until the products have been shipped, risk of loss has been transferred to the customer and the contractual terms have been fulfilled. In instances where contractual terms include a provision for customer acceptance, revenue is recognized when either (i) we have previously demonstrated that the product meets the specified criteria based on either seller or customer-specified objective criteria or (ii) upon formal acceptance received from the customer where the product has not been previously demonstrated to meet customer-specified objective criteria. Revenue on service and repair contracts is recognized after services have been agreed to by the customer and rendered.

Although most of the sales agreements contain standard terms and conditions, certain agreements contain multiple elements or non-standard terms and conditions. As a result, judgment is sometimes required to determine the appropriate accounting, including whether the deliverables specified in these agreements should be treated as separate units of accounting for revenue recognition purposes, and, if so, how the transaction price should be allocated among the elements and when to recognize revenue for each element. For delivered elements, revenue is recognized only when the delivered elements have standalone value, fair values of undelivered elements are known, there are no uncertainties regarding customer acceptance and there are no customer-negotiated refund or return rights affecting the sales recognized for delivered elements.

We record a reduction in revenue at the time of sale for estimated product returns, rebates and other allowances, based on historical experience and known trends. Future market conditions and product transitions may require us to take actions to increase customer incentive offerings, possibly resulting in an incremental reduction of revenue at the time the incentive is offered.

Warranty Accrual

Additionally, accruals for estimated expenses related to warranties are made at the time products are sold or services are rendered and are recorded as a component of costs of revenue. These accruals are established using historical information on the nature, frequency and average cost of warranty claims and estimates of future costs. Our standard product warranty terms generally include post-sales support and repairs or replacement of a product at no additional charge for a specified period of time. While we engage in extensive product quality programs and processes, we base our estimated warranty obligation on product warranty terms offered to customers, ongoing product failure rates, material usage and service delivery costs incurred in correcting a product failure, as well as specific product class failures outside of our baseline experience. If actual product failure rates, repair rates or any other post-sales support costs differ from these estimates, revisions to the estimated warranty liability would be required.

Income Taxes

Our income taxes as presented are calculated on a separate tax return basis, and may not be reflective of the results that would have occurred on a stand alone basis. Our operations have historically been included in ITT’s U.S. federal and state tax returns or non-U.S. jurisdictions tax returns.

With the exception of certain dedicated foreign entities, we do not maintain taxes payable to/from our parent, and we are deemed to settle the annual current tax balances immediately with the legal tax-paying entities in the respective jurisdictions. These settlements are reflected as changes in parent company investment.

We determine the provision for income taxes using the asset and liability approach. Under this approach, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted tax rates in effect for the year in which we expect the differences will reverse. Based on the evaluation of available evidence, we recognize future tax benefits, such as net operating loss carryforwards, to the extent that we believe it is more likely than not we will realize these benefits. We periodically assess the likelihood that we will be able to recover our deferred tax assets and reflect any changes to our estimate of the amount we are more likely than not to realize in the valuation allowance, with a corresponding adjustment to earnings or other comprehensive income (loss), as appropriate.

In assessing the need for a valuation allowance, we look to the future reversal of existing taxable temporary differences, taxable income in carryback years, the feasibility of tax planning strategies and estimated future taxable income. The valuation allowance can be affected by changes to tax laws, changes to statutory tax rates and changes to future taxable income estimates.

We have not provided U.S. taxes on the excess of financial reporting over the tax basis of investments in foreign subsidiaries because we plan to reinvest such earnings indefinitely outside the United States. We plan foreign earnings remittance amounts based on projected cash flow needs, as well as the working capital and long-term investment requirements of our foreign subsidiaries and our domestic operations. Based on these assumptions, we estimate the amount we will distribute to the United States and provide the U.S. federal and foreign withholding taxes due on these amounts. Material changes in our estimates of cash, working capital and long-term investment requirements in the various jurisdictions in which we do business could impact our effective tax rate.

The calculation of our tax provision involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize tax liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and to the extent to which, additional taxes will be due. Furthermore, we recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

We adjust our liability for unrecognized tax benefits in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate. If our estimate proves to be less than the ultimate assessment, an additional tax expense would result. If these amounts ultimately prove to be less than the recorded amounts, the reversal of the liabilities may result in a tax benefit in the period when the liabilities are no longer necessary.

Goodwill and Other Intangible Assets

We review goodwill and indefinite-lived intangible assets for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We also review the carrying value of our finite-lived intangible assets for potential impairment when impairment indicators arise. We conduct our annual impairment test as of the first day of the fourth fiscal quarter. We perform a two-step impairment test for goodwill. In the first step, we compare the estimated fair value of each reporting unit to its carrying value. If the estimated fair value of the reporting unit exceeds the carrying value of the net assets assigned to that reporting unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds its fair value, then we must perform the second step of the impairment test in order to measure the impairment loss to be recorded. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference. In our annual impairment test for indefinite-lived intangible assets, we compare the fair value of those assets to their carrying value. We recognize an impairment loss when the estimated fair value of the indefinite-lived intangible asset is less than its carrying value. We estimate the fair value of our reporting units and intangible assets with indefinite lives using an income approach. Under the income approach, we calculate fair value based on the present value of estimated future cash flows.

Determining the fair value of a reporting unit or an indefinite-lived intangible asset is judgmental in nature and involves the use of significant estimates and assumptions, particularly related to future operating results and cash flows. These estimates and assumptions include, but are not limited to, revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, assumed royalty rates, future economic and market conditions, and identification of appropriate market comparable data. In addition, the identification of reporting units and the allocation of assets and liabilities to the reporting units when determining the carrying value of each reporting unit also requires judgment. Goodwill is tested for impairment at the reporting unit level, which based on the relevant accounting guidance, is at the operating segment level or one level below the operating segments identified in Note 19, “Segment Information,” in the Notes to the Combined Financial Statements. The fair value of our reporting units and indefinite-lived intangible assets are based on estimates and assumptions that are believed to be reasonable. Significant changes to these estimates and assumptions could adversely impact our conclusions. Actual future results may differ from those estimates.

Our 2010 annual goodwill impairment analysis indicated the estimated fair value of our reporting units significantly exceeded their carrying value. Accordingly, no reporting unit with significant goodwill was at risk of failing step one of the goodwill impairment test at December 31, 2010. In order to evaluate the sensitivity of the fair value estimates on the goodwill impairment test, we applied a hypothetical 100 basis point increase to the discount rates utilized, a ten percent reduction in expected future cash flows, and reduced the assumed future growth rates of each reporting unit to zero. These hypothetical changes did not result in any reporting unit failing step one of the impairment test. Further, our 2010 annual indefinite-lived intangible asset impairment test did not result in an impairment charge as the estimated fair value of the assets exceeded their carrying value.

Postretirement Plans

Company employees around the world participate in numerous defined benefit pension plans that are direct to or sponsored by Xylem. The determination of projected benefit obligations and the recognition of expenses related to these pension plans are dependent on various assumptions. These major assumptions primarily relate to discount rates, long-term expected rates of return on plan assets, rate of future compensation increases, mortality and termination (some of which are disclosed in Note 13, “Postretirement Benefit Plans,” in the Notes to the Combined Financial Statements) and other factors. Actual results that differ from our assumptions are accumulated and are amortized generally over the estimated future working life of the plan participants.

Significant Assumptions

Management develops each assumption using relevant Company experience, in conjunction with market-related data for each individual country in which such plans exist. All assumptions are reviewed annually with third party consultants and adjusted as necessary. The table included below provides the weighted average assumptions used to estimate our defined benefit pension obligations and costs as of and for the years ended 2010 and 2009.

	2010		2009
	U.S.	Int’l	U.S.	Int’l

Obligation Assumptions:
Discount rate	5.83%	5.18%	6.0%	5.55%
Rate of future compensation increase	4.00%	3.40%	4.00%	3.48%
Cost Assumptions:
Discount rate	6.00%	5.55%	6.25%	5.79%
Expected return on plan assets	9.00%	7.20%	9.00%	6.97%
Rate of future compensation increase	4.00%	3.41%	4.00%	3.48%

The majority of our plan assets relate to U.S. plans and are managed by ITT on a commingled basis in a master investment trust. With respect to plan assets in the master investment trust, ITT determines the expected return on plan assets by evaluating both historical returns and estimates of future returns. Specifically, ITT analyzes the plan’s actual historical annual return on assets over the past 15, 20 and 25 years; estimates future returns based on independent estimates of asset class returns; and evaluates historical broad market returns over long-term timeframes based on the strategic asset allocation, which is detailed in Note 13, “Postretirement Benefit Plans,” in the Notes to the Combined Financial Statements.

Based on the approach described above, the long-term annual rate of return on plan assets in the master investment trust is estimated at 9.0%. For reference, our actual geometric average annual return on plan assets in the master investment trust was 8.8%, 10.1% and 10.3%, for the past 15, 20, and 25 year periods, respectively.

The chart below shows actual returns versus the expected long-term returns for our U.S. pension plans that were utilized in the calculation of the net periodic pension cost for each respective year.

	2010	2009	2008

Expected long-term rate of return on plan assets	9.0%	9.0%	9.0%
Actual rate of return on plan assets	14.1%	24.1%	(31.2)%

For the recognition of net periodic pension cost, the calculation of the expected return on plan assets is generally derived using a market-related value of plan assets based on average asset values at the measurement date over the last five years. The use of fair value, rather than a calculated value, could materially affect net periodic pension cost. Our weighted average expected return on plan assets for all pension plans, including foreign affiliate plans, at December 31, 2010 is 8.2%.

The discount rate reflects our expectation of the present value of expected future cash payments for benefits at the measurement date. A decrease in the discount rate increases the present value of benefit obligations and increases pension expense. We base the discount rate assumption on current investment yields of high-quality fixed income investments during the retirement benefits maturity period. The pension discount rate was determined by considering an interest rate yield curve comprising AAA/AA bonds, with maturities between zero and thirty years, developed by the plan’s actuaries. Annual benefit payments are then discounted to present value using this yield curve to develop a single-point discount rate matching the plan’s characteristics. Our weighted average discount rate for all pension plans, including foreign affiliates, at December 31, 2010 is 5.35%.

The rate of future compensation increase assumption reflects our long-term actual experience and future and near-term outlook. At December 31, 2010, our expected rate of future compensation of 4.0% for U.S. plan participants was unchanged from the prior year.

Funded Status

Funded status is derived by subtracting the respective year-end values of the projected benefit obligations from the fair value of plan assets. We estimate that every 25 basis point change in the discount rate impacts the funded status by approximately $8.

Fair Value of Plan Assets

The plan assets of our postretirement plans comprise a broad range of investments, including domestic and foreign equity securities, interests in private equity and hedge funds, fixed income investments, commodities, real estate, and cash and cash equivalents.

A substantial portion of our postretirement benefit plan assets portfolio in the master investment trust comprises investments in private equity and hedge funds. The private equity and hedge fund investments are generally measured at net asset value. However, in certain instances, the values reported by the asset managers were not current at the measurement date. Accordingly, ITT has estimated adjustments to the last reported value where necessary to measure the assets at fair value at the measurement date.

These adjustments consider information received from the asset managers, as well as general market information. The adjustment recorded for these assets represented approximately one percent of total plan assets. Asset values for other positions were generally measured using market observable prices.

New Accounting Pronouncements

See Note 2, “New Accounting Pronouncements,” in the Notes to the Combined Financial Statements for a complete discussion of recent accounting pronouncements. There were no new pronouncements which we expect to have a material impact on our financial condition and results of operations in future periods.

Quantitative and Qualitative Disclosures About Market Risk

As a result of our global operating and financing activities, we are exposed to market risks from changes in foreign currency exchange rates and commodity prices, which may adversely affect our operating results and financial position. The impact from changes in market conditions is generally minimized through our normal operating and financing activities. We do not use derivative instruments to manage these exposures.

Foreign Currency Exchange Rate Exposures

Our foreign currency exchange rate risk relates to receipts from customers, payments to suppliers and intercompany transactions denominated in foreign currencies. We may use derivative financial instruments to offset risk related to receipts from customers and payments to suppliers, when it is believed that the exposure will not be limited by our normal operating and financing activities. Our principal currency exposures relate to the Euro, Swedish Krona, British Pound, Australian Dollar, Canadian Dollar, Polish Zloty, and Hungarian Forint. We estimate that a hypothetical 10% adverse movement in foreign currency exchange rates would not be material to Xylem’s financial position, results of operations or cash flows.

Commodity Price Exposures

Portions of our business are exposed to volatility in the prices of certain commodities, such as copper, nickel and aluminum, among others. Our primary exposure to this volatility resides with the use of these materials in purchased component parts. We generally maintain long-term fixed price contracts on raw materials and component parts; however, we are prone to exposure as these contracts expire. We estimate that a hypothetical 10% adverse movement in prices for raw metal commodities would not be material to the financial position, results of operations or cash flows.

BUSINESS

Our Company

Our Company is a world leader in the design, manufacturing, and application of highly engineered technologies for the water industry. We are a leading equipment and service provider for water and wastewater applications with a broad portfolio of products and services addressing the full cycle of water, from collection, distribution and use to the return of water to the environment, and we have leading market positions among equipment and service providers in the core application areas of the water equipment industry: transport, treatment, test, building services, industrial processing and irrigation. Our Company’s brands, such as Bell & Gossett and Flygt, are well known throughout the industry and have served the water market for many years. Over the years, we have leveraged our heritage strength in wastewater pumping technologies to expand into wastewater treatment, and later into clean water treatment and water quality analysis. We believe we are strongly positioned to use our deep applications expertise and offer our customers a full spectrum of service offerings in the transportation, treatment and testing of water. Net sales and operating income for the twelve months ended December 31, 2010 were $3.2 billion and $388 million, respectively, and for the six months ended June 30, 2011 were $1.9 billion and $216 million, respectively.

We operate in two segments, Water Infrastructure and Applied Water. The Water Infrastructure segment focuses on the transportation, treatment and testing of water, offering a range of products including water and wastewater pumps, treatment and testing equipment, and controls and systems. Key brands include Flygt, Wedeco, Godwin Pumps, WTW, Sanitaire, AADI and Leopold. The Applied Water segment encompasses all the uses of water and focuses on the residential, commercial, industrial and agricultural markets. The segment’s major products include pumps, valves, heat exchangers, controls and dispensing equipment. Key brands in this segment include Goulds, Bell & Gossett, AC Fire, Standard, Flojet, Lowara, Jabsco and Flowtronex. In both our segments, we benefit from a large and growing installed base of products driving growth in aftermarket sales for replacement parts and services.

Our global manufacturing footprint enables us to optimize sourcing, lower production costs and localize products. We serve a global customer base across diverse end markets while offering localized expertise. We sell our products in more than 140 countries through a balanced distribution network consisting of our direct sales force and independent channel partners. In 2010, approximately 65% of our revenues were generated outside the United States.

We believe our company’s operational structure and strategy will drive sustained, profitable growth in the markets we serve. We have a seasoned management team that has demonstrated its ability to strategically grow a global engineering and manufacturing enterprise while expanding positions throughout the global water industry. We believe our businesses are well positioned to continue to grow by enhancing our product and application offerings and expanding our customer base in each of our strategic markets.

Our Industry

Our planet faces a serious water challenge. Less than 1% of the total water available on earth is fresh water, which is declining due to factors such as the draining of aquifers, increased pollution and climate change. In addition to this declining supply, demand is rising rapidly due to population growth, industrial expansion, and increased agricultural development, with consumption estimated to double every 20 years. By 2025, over 30% of the world’s population is expected to live in areas without adequate water supply. Even in developed countries with sufficient supply, existing infrastructure for water supply is relatively underfunded and aging. In the United States, degrading pipe systems leak one out of every six gallons of water, on average, on its way from a treatment plant to the customer. These challenges are driving opportunities for growth in the global water industry, which we estimate to have a total market size of $500 billion.

The water industry supply chain comprises Equipment and Services companies, Design and Build service providers, and water utilities. Equipment and Service providers serve two distinct customer types. The first, utilities, supplies water through an infrastructure network. Companies that operate on this side of the supply chain provide single, or sometimes combined, functions from equipment manufacturing and services to facility design (engineering, procurement and construction, or EPC firms) to plant operations (utilities), as depicted below in Figure 1. The utility and EPC customers are looking for technology and application expertise from their Equipment and Services providers, due to trends such as rising pollution, stricter regulations, and the increased outsourcing of process knowledge by utilities. The second customer type, the end users of water, comprises a wide array of entities, ranging from farms to power plants to residential homes. These customers are predominately served through specialized distributors and original equipment manufacturers (“OEMs”).

Figure 1:	Water Industry Supply Chain, based upon Global Water Intelligence’s “Global Water Market 2011” and Management Estimates

Our business focuses on the beginning of the supply chain, by providing technology-intensive equipment and services. We sell our equipment and services via direct and indirect channels that serve the needs of each customer type. On the utility side, we provide over 70% direct sales with strong application expertise, with the remaining amount going through distribution partners. To end users of water, we provide over 85% of our sales through long-standing relationships with the world’s leading distributors, with the remainder going direct to customers. The total market opportunity for this Equipment and Services portion of the water industry supply chain is estimated at $280 billion.

The Equipment and Services market addresses the key processes of the water industry, which is best illustrated through the cycle of water, as depicted in Figure 2, below. We believe this industry has two distinct sectors within the cycle of water: Supply Infrastructure and Usage Applications. The key processes of this cycle begin when raw water is extracted by pumps, which provide the necessary pressure and flow, to move, or Transport, this water from natural sources, such as lakes, oceans or aquifers through pipes to a treatment facility. Treatment facilities can provide many forms of treatment, such as filtration, disinfection and desalination, to remove solids, bacteria, and salt, respectively. A network of pipes and pumps again Transport this clean water to where it is needed, such as to crops for Irrigation, to power plants to provide cooling in Industrial Water, or to an apartment building as drinking water in Residential, Commercial and Building Services. After usage, the wastewater is collected by a separate network of pipes and pumps and transported to a wastewater treatment facility, where processes such as digestion deactivate and reduce the volume of solids, and disinfection purifies effluent water. Once treated, analytical instruments Test the treated water to ensure regulatory requirements are met so that it can be discharged back to the environment, thereby completing the cycle.

Figure 2:  Cycle of Water

Our two operating segments are aligned with each of the sectors in the cycle of water: Water Infrastructure serves the Supply Infrastructure sector, and Applied Water serves Usage Applications. Within the Supply Infrastructure sector, our pump systems Transport water from aquifers, lakes, rivers and seas. From there, our filtration, UV and ozone systems provide Treatment, making the water fit for use. After consumption, our pump lift stations move the wastewater to treatment facilities where our mixers, biological treatment, monitoring, and control systems provide the primary functions in the treatment process. Throughout each of these stages, our analytical systems Test and ensure water quality, allowing the water to be consumed and returned to nature. Our served market size in this sector is approximately $16 billion.

In the Usage Applications sector, we participate in all major areas of water demand. Irrigation is approximately 70% of all water usage globally. Examples of what we provide include: boosting systems for farming irrigation, pumps for dairy operations, and rainwater reuse systems for small scale crop and turf irrigation. Industrial Water applications account for 20% of global consumption. Our pumps, heat exchangers, valves and controls provide cooling to power plants and manufacturing facilities, as well as circulation for food and beverage processing. The remaining 10% of global water use resides in human and building consumption, where we deliver water boosting systems for drinking, heating, ventilation and air conditioning (HVAC) and fire protection systems to Residential and Commercial Building Services. Our served market size in this sector is estimated at $14 billion.

Customers in the water industry vary by end market. Two end markets exist within the Supply Infrastructure sector: public utility and industrial, representing 85% and 15% of the total equipment and services market, respectively. The public utility market comprises public, private and public-private institutions that handle water and wastewater for mostly residential and commercial purposes. The industrial market involves the supply of water and removal of wastewater for industrial facilities. Sales in our Water Infrastructure segment are approximately 63% in the public utility market, and 37% in the industrial market. We view the main macro drivers of this sector to be water quality, the desire for energy-efficient products, water scarcity and infrastructure needs, for both the repair of aging systems in developed countries and new installations in developing countries. These markets tend to be less cyclical and are estimated to grow annually in the mid-single digits through 2015, according to management estimates.

In the Usage Applications sector, end-use customers fall into four main markets: residential, commercial, industrial and agricultural. Homeowners represent the end users in the residential market. Owners and managers of properties such as apartment buildings, retail stores, hospitals, and hotels are examples of end users in the commercial market. The industrial market is wide ranging, involving developers and managers of facilities operated by electrical power generators, chemical manufacturers, machine shops, clothing manufacturers, beverage production and dispensing firms and car washes. The agricultural market end users are owners and operators of businesses such as crop and livestock farms, aquaculture, golf courses, and other turf applications. Sales in our Applied Water segment are approximately 38% industrial, 33% commercial, 22% residential and 7% agricultural. We believe population growth and urbanization are the two primary macro drivers of these markets, as these trends drive the need for housing, food, community services and retail goods within growing city centers. Water reuse and conservation are driving the need for new technologies. Annual total market growth in these industrial, commercial, residential, and agricultural markets is estimated to be in the low- to mid-single digits through 2015, according to internal management estimates.

Our Competitive Strengths

Our leading positions in the markets we serve result from the following competitive strengths:

Leading Brands in a Diversified Product Portfolio

We are among the world’s largest water equipment and services companies and have global leading product positions in core applications across the water cycle, from the manufacturing of submersible pumps under our Flygt brand to the key products used in plumbing and water-based heating and air conditioning markets manufactured through our Bell & Gossett brand. Although other equipment and services companies are diversified, in that they serve markets outside of water as well, we are one of the largest water companies in the industry that is exclusively focused on water equipment and services. In addition, we have capabilities in transport, treatment and testing of water and have consistently demonstrated the ability to develop new offerings that anticipate the manufacturing, installation and servicing needs of our customers, such as the innovative water collection and distribution systems that used Goulds pumps and a Bell & Gossett pumping package to conserve clean water at the 2010 Vancouver Olympics, and the Lowara water booster sets used to even water supply pressure in the world’s tallest building, “Burj Dubai,” in the United Arab Emirates. Our brands, such as Flygt, Bell & Gossett, Wedeco, Sanitaire, Lowara, Godwin Pumps, Goulds, WTW and Jabsco, among others, have been in existence for over 150 years and are globally recognized as leading brands for quality in the markets they serve.

Culture of Innovation and Strong Application Expertise

Our business invented the first submersible sewage pump, and we remain the world’s largest manufacturer of submersible wastewater pumps. We have built upon this deep legacy and expertise by developing new, more efficient designs and more advanced application solutions. In 1999, we led the industry in wastewater pumps with the launch of the Flygt N-pump, guaranteeing at least a 25% improvement in energy consumption compared to any installed, non-Flygt system. In recent years, we designed a standardized range of lift stations, called The Optimal Pumping (TOP) Station, to quickly and simply install full lift stations, rather than design, order, and assemble all the components needed at various pipeline locations. The TOP Station is now a staple of our product line. In 2009, we launched the next generation N-pump, called the Adaptive N-pump, which eliminates virtually all forms of clogging, and therefore improves maintenance and efficiency costs, even under the most difficult conditions. Similarly, we also launched the next generation vertical multi-stage pump in 2011, called eSV, which brings benefits in energy efficiency and maintenance costs to water boosting in multiple end uses. This innovation around new technology and application solutions is an expertise we deploy across all product lines and brands, and we continuously seek to improve our products and invest in the development of new, differentiated technologies to best fit our customers’ needs.

Large Installed Base Driving Strong Aftermarket Revenues

By virtue of our global scale and tenure, we have one of the largest installed bases in the water equipment market. This provides us with a highly profitable and recurring revenue stream from the sale of parts, repair services, and end of lifecycle product replacements. During their lifecycle, installed products require maintenance, repair services and parts due to the harsh environments in which they operate. In 2010, 16% of our total revenue was derived from sales of repair parts and services. In addition, depending on the type of product, median lifecycles range from 5 years to over 50 years, at which time the products must be replaced. Many of our products are precisely selected and applied within a larger network of equipment, driving a strong preference by customers and installers to replace them with the same exact brand and model when they reach the end of their lifecycle. This dynamic establishes a large recurring revenue stream for our business.

Diverse Customer Base and Established International Distribution Channels

Our customer base spans numerous industries and regions, with no single customer representing more than 2% of our revenue and approximately 65% of our 2010 revenues derived from operations outside of the United States, including 18% from emerging market countries. We sell our products through a balanced distribution network, with more than 1,800 direct sales employees and more than 2,700 independent distributors in more than 140 countries. Our global reach within the highly fragmented global water industry allows us to align our sales strategy to meet the needs of our customers in specific end markets, as we are better able to optimize sourcing, lower our production costs, and enable product localization and application expertise. In our Water Infrastructure segment, we maintain close customer relationships through our direct sales force, allowing us to quickly respond to a dynamic and highly regulated environment in which some of our customers operate, including public utility and industrial clients. In our Applied Water segment, we use distributors from our global independent distribution network, several of whom are exclusive distributors, to sell our products.

Proven Operating Performance

Our strong profit margins, combined with our disciplined approach to investing and managing our capital and our focus on higher-margin business opportunities, enable us to generate strong and recurring cash flow. Following our 2008 restructuring, implemented prior to the recent economic downturn, we positioned the cost structure of our company to realize strong margin improvements driven by robust sales growth. For instance, in 2010, our operating margin increased 240 basis points to 12.1% as compared to the prior year. We focus on productivity and efficiency within our manufacturing facilities by driving operational efficiencies through the application of Lean Six Sigma and other continuous improvement programs.

Experienced Management Team

Our senior management team is highly regarded in the water equipment and services industry and has significant experience in leadership roles. Collectively, our executive officers have an average of 20 years of experience in managing large global organizations. They have a successful track record of enabling our company to recognize and capitalize upon attractive opportunities in the key markets we serve, and our executive management teams have a strong record of winning new business, reducing costs, improving working capital and executing operating efficiencies.

Our Growth Strategy

Our strategy is focused on enhancing shareholder value by providing solutions for our customers, and by growing revenues, both organically and through strategic acquisitions. Key elements of our strategy are summarized below:

Grow Our Product Offerings and Solutions through Portfolio Differentiation

We will continue to extend leading market positions where we have a strong competitive position, cost leadership and proven technology. In addition, we will invest in the differentiation of our core product lines to build on our strong product and application expertise. We also plan to expand into adjacent and complementary technologies as demonstrated by the recent acquisitions of analytical instrumentation and dewatering solutions businesses.

Focus on Organic Growth Initiatives

We have launched a global commercial excellence initiative, deploying people, processes and tools to make our sales and marketing teams more effective and efficient. We have trained over 500 front-line sales agents under this initiative and have 30 dedicated commercial excellence leaders to service our most profitable accounts. In addition, we have launched digital selling tools, which improve our value propositions, and have built a strategic accounts program to focus on our most important customers. These efforts have already improved the revenues generated per sales agent across our businesses. We will continue to make investments in customer relationship management, mobile technologies, customer applications and other technologies that improve our knowledge of customers and the critical activities that drive growth.

Investing in New Technology and Innovation

We will continue to make targeted investments in research and development activities to develop breakthrough products and solutions. We will pursue and execute a robust pipeline of opportunities in core and emerging markets. We have established a wastewater Center of Excellence, in Stockholm, Sweden, with over 100 research, development and engineering employees. We have launched engineering Centers of Excellence in India and China, where we are accelerating the customization of our application expertise to local needs. Our engineers will continue to work closely with our customers in an effort to identify new applications for our products and develop new technologies and solutions to expand our current portfolio further.

Build on Our Presence in Fast-Growing Emerging Markets

Urbanization trends and growth in the middle class in developing countries are generating significant demand for water applications. We intend to continue to capture this growth by further expanding into emerging markets, such as China, India and Brazil, increasing our existing presence of over 40 facilities. We plan to leverage our strong global reach, manufacturing footprint and extensive distribution network to capitalize on growth opportunities in these regions. We will continue to establish and reinforce local capabilities by growing our local presence in these markets with investments in sales, marketing and manufacturing capabilities globally.

Growth through Disciplined Acquisitions

Acquisitions are an important part of our growth strategy. Certain segments of the global water industry we serve are highly fragmented, providing numerous acquisition opportunities. We have successfully completed and integrated 20 acquisitions over the past five years, including Godwin Pumps, Nova Analytics, and OI Corporation, and we will selectively pursue highly targeted acquisitions that will broaden our core product portfolio, expand our geographic footprint and enhance our position in strategic markets.

Our Business Segments

We operate in two business segments that are aligned with the cycle of water and the key strategic market applications they provide: Water Infrastructure (collection, distribution, return) and Applied Water (usage). The table and descriptions below provide an overview of our business segments.

	Market	2010	%
Segment	Applications	Revenue	Revenue		Major Products	Primary Brands

Water Infrastructure	Transport Treatment Test	$1,436 377 117 $1,930	74	% 20% 6% 100%	• Water and wastewater pumps • Filtration, disinfection and biological treatment equipment • Test equipment • Controls	• Flygt • Wedeco • Godwin Pumps • WTW • Sanitaire • AADI • Leopold

Applied Water	Building Services Industrial Water Irrigation	$723 509 95 $1,327	55	% 38% 7% 100%	• Pumps • Valves • Heat exchangers • Controls • Dispensing equipment systems	• Goulds • Bell & Gossett • AC Fire • Standard • Lowara • Jabsco • Flojet • Flowtronex

Most of our product portfolio is involved in Transport and comprises water pumps, pumping systems and pump-related equipment and services across both our segments, which represented 83% of our revenue for each of the years ended December 31, 2010, 2009 and 2008. In recent years, we have built our capabilities in Treatment, the cleaning of water and wastewater, and Test, the measurement of water characteristics such as quality. Both of these application areas, Treatment and Test, reside within the Water Infrastructure segment.

Water Infrastructure

Water Infrastructure involves the process that collects water from a source and distributes it to users, and then returns the wastewater responsibly to the environment. Water Infrastructure serves three basic closely linked applications: Transport, Treatment and Test of water and wastewater for two types of customers: public utilities and industrial facilities. We believe our served market size for this segment is approximately $16 billion, comprising served markets of approximately $11 billion for Transport, $3 billion for Treatment and $2 billion for Test.

Transport

The Transport application includes all of the equipment and services involved in the safe and efficient movement of water from sources, such as oceans, lakes, rivers and ground water, to treatment facilities, and then to users. It also includes the movement of wastewater from the point of use to a treatment facility and then back into the environment. We serve the higher-value equipment markets, such as water and wastewater submersible pumps, monitoring controls, and application solutions; we do not serve the market for lower-value equipment such as pipes and fittings. We believe our business is the largest player in this served market based on management estimates. With operations on six continents, we also have the world’s largest dewatering rental fleet, serviced with our Flygt and Godwin brands.

Flygt - Flygt is the world’s premier manufacturer of submersible pumps, mixers, and aeration equipment for use in environments such as water and wastewater treatment, raw water supply, abrasive or contaminated industrial processes, mining and crop irrigation. The Flygt brand was founded in 1901 in Lindås, Sweden and developed the world’s first submersible close-coupled motor-driven pump. Flygt products have leading non-clogging capabilities and innovative N-technology, which provide customers with highly sustainable efficiencies and lowest total cost of ownership. Flygt products have applications in various markets, including wastewater lift stations, water and wastewater treatment facilities, pressurized sewage systems, oil and gas, steel, mining and leisure markets. Customers include public utility wastewater and clean water treatment facilities, oil and gas platforms, and steel manufacturing companies. As an example, Flygt recently served the village of Hartland, WI, population 8,350, located in Wisconsin’s Lake Country. The Hartland Department of Public Works (DPW) is, among other things, responsible for operation and maintenance of sanitary sewers, lift stations and manholes. The DPW had experienced a range of problems resulting from ongoing clogging of the pumps in their collection-system lift stations. Replacing the pumps with self-cleaning Flygt N-pumps eliminated the clogging as well as unscheduled and costly service calls.

Godwin Pumps - With more than 30 years as a leader in pump manufacturing, Godwin Pumps has established itself as a well-recognized and respected brand in the global portable pump market for removal of temporary, unwanted water. It manufactures, sells, rents and services products that are economical, reliable and customized to the specific needs of its clients. Founded in Quenington, England, Godwin Pumps is currently headquartered in Bridgeport, NJ. Godwin Pumps’ products include the fully automatic self-priming Dri-Prime pump, a range of Sub-Prime electric and Heidra hydraulic submersible pumps, Wet-Prime gasoline-powered contractor pumps and a broad line of generators and portable light towers. Godwin products are primarily used in construction, disaster recovery, flooding, heavy industry, marine use, mining, oil, gas and chemical extraction, refineries, temporary fire protection and water and wastewater transport. Customers include industrial plants, construction contractors, public utility wastewaters and clean water treatment and transportation facilities, oil, gas and chemical drilling outfits, and refineries. Godwin’s fleet of equipment is rented through 32 U.S. branches and a global network of distributors.

Treatment

The Treatment application includes equipment and services that treat water for consumption and wastewater to be returned responsibly to the environment. While there are several treatment solutions in the market today, we focus on three basic treatment types: (i) filtration, (ii) disinfection and (iii) biological treatment systems. Filtration uses gravity-based media filters and clarifiers to clean both water and wastewater. Leopold, with more than 80 years of experience, is our leading filtration brand. Disinfection systems, both ultraviolet (UV) and ozone oxidation, treat both public utility drinking water and wastewater, as well as industrial process water, and are provided through our WEDECO brand. Biological treatment systems are key to the treatment of solids in wastewater plants, which is provided through our Sanitaire brand. We believe our business is the largest player in this served market based on management estimates.

Sanitaire - Launched in 1967, the Sanitaire brand provides complete biological wastewater treatment solutions for public utility and industrial applications. Sanitaire’s comprehensive offering includes diffused aeration, sequencing batch reactors, drum filters and state-of-the-art controls. Sanitaire is regarded as a leading brand in diffused aeration, which is a process that introduces air into a liquid, providing an aerobic environment for degradation of organic matter. Fine pore diffusion of air is highly competitive due to its high oxygen transfer efficiency and lower energy costs. Sanitaire wide-band aeration systems are used in applications such as grit chambers and sludge that require non-clogging, maintenance-free systems. Principal Sanitaire customers are public utility and industrial wastewater treatment facilities.

WEDECO - WEDECO was founded in 1975 in Herford, Germany to develop chemical-free and environmentally friendly water treatment technologies, including ultraviolet light and ozone systems. There are over 250,000 installed WEDECO systems for UV disinfection and ozone oxidation globally in private, public utility and industrial locations. WEDECO introduced ozone technology in 1988 and has been expanding internationally ever since. UV disinfection systems have a number of applications including water treatment and aquaculture. Ozone disinfection systems have applications in drinking water, wastewater, process water, product polishing, bleaching, ozonolysis/synthesis and desodoration. Customers include public utility wastewater and clean water treatment facilities, power plants, pulp and paper mills, food products manufacturers and aquaculture facilities.

Leopold - Founded in 1924 in Pittsburgh, PA, Leopold is a leader in rapid gravity media filtration and clarification solutions for the water and wastewater industry. In Potable Drinking Water treatment plants, the Clari-DAF system is used to clarify raw water to remove contaminants such as turbidity, algae, color, iron/

manganese, organics, and taste and odor compounds. In public utility wastewater treatment plants, the ClariVAC system is used in final clarifiers to remove the sludge solids. For those areas where nitrogen and phosphorus nutrient removal is required, we provide elimi-NITE systems which convert the filters to become biologically active so that the effluent meets the mandated nitrate and phosphorus levels. In desalination systems, Leopold Clari-DAF systems and Filterworx systems are provided to remove contaminants that will harm reverse osmosis membranes, so that salt can be removed from the seawater to make it potable. Primary customers are public utility water and wastewater systems, as well as desalination plant facilities.

Test

Analytical instrumentation is used across most industries to ensure regulatory requirements are met. Growth in this market is primarily driven by increasing regulation of water and wastewater in North America, Europe and Asia. Largely through our 2010 acquisition of Nova Analytics, our served market is predominately focused on water and the environment for quality levels throughout the water infrastructure loop. Analytical systems are applied in three primary ways: in the field, in a facility laboratory, or real time, online monitoring in a treatment facility process. We believe we have a leading position in this served market based on management estimates.

WTW - In wastewater treatment facilities, WTW branded systems monitor parameters such as dissolved oxygen, pH, and turbidity throughout the water process to ensure regulatory standards are met before water is discharged back into the environment. Founded in 1945 as a major brand in Europe, WTW has particularly strong market penetration in the environmental, water and wastewater segments. WTW holds leading market positions in both field and on-line instrumentation and manufactures premium positioned robust and reliable analysis products for the measurement of pH, dissolved oxygen, conductivity, total dissolved solids, turbidity, specific ions and biological oxygen demand. WTW’s product offering includes meters, sensors, data-loggers, photometers and software providing customers solutions to even the most challenging applications.

AADI - Aanderaa Data Instruments AS (AADI), founded in 1966 and headquartered in Bergen, Norway, offers sensors, instruments and systems for measuring and monitoring in the most demanding environments such as rivers, oceans and the polar regions through fully networked systems using wireless technology that monitors temperature, salinity, oxygen, turbidity, current and waves for ecosystem health. The main market areas are marine transportation, environmental and ocean research, oil and gas, aquaculture, road and traffic, and construction. AADI’s new technologies underlie the most advanced distributed instrumentation for underwater and atmospheric measurements. Hydro acoustic, electro-optical, electro-chemical, pressure, temperature and meteorological data are captured by observing networks and self-contained instrumentation using real-time communication. Key customers include many oceanographic institutes, universities, geophysical surveyors, navies, offshore oil and gas companies, drilling companies, port and harbor authorities, government agencies, water authorities and electric power utilities internationally.

Applied Water

Applied Water encompasses all the uses of water. Since water is used to some degree in almost every aspect of human, economic and environmental activity, this segment has innumerable applications. Our served market today consists of the main uses of global water: Building Services, Industrial Water and Irrigation. We believe our served market size for this segment is approximately $14 billion, comprising served markets of approximately $8 billion for Building Services, $4 billion for Industrial Water and $2 billion for Irrigation.

Building Services

This business is defined by four main uses of water in building services applications, such as in residential homes and commercial buildings, including offices, hotels, restaurants and malls. The first is the supply of potable water for consumption, such as for drinking and hygiene. The Goulds brand is a leader in pumps and boosting systems utilized within buildings, sourcing water from distribution networks or from wells. The second application is wastewater removal with sump and sewage pumps. The third application is in heating, ventilation and air conditioning (HVAC), where Bell & Gossett specializes in pumps and valves that are used in water-based heating and cooling systems. The fourth water-related building service area is fire protection, where our AC Fire brand supplies full pump systems for emergency fire suppression. In Europe, Lowara is a leading brand in the commercial and residential water market with applications in the four main uses of water. We believe our business is the second largest player in this served market based on management estimates.

Industrial Water

Water is used in most industrial facilities to provide processing steps such as cooling, cleaning and mixing. Our Goulds brand supplies vertical multistage pumps to boost pressure for purposes such as circulating water through a manufacturing facility to cool machine tools. Our Lowara brand focuses on water treatment, industrial washing equipment and machine tool cooling. The Standard brand delivers heat exchangers for combined heat and power (CHP) applications within power generation plants. We also provide niche applications such as flexible impeller pumps for wine processing facilities served by our Jabsco brand, and water-based detergent dispensing and water circulation within car washes served by Flojet and Goulds air-operated diaphragm and end suction pumps. Across all these various end applications, we believe our business is the second largest player in this served market based on management estimates.

Irrigation

The irrigation business consists of irrigation-related equipment and services associated with bringing water from a source to the plant or livestock need, including hoses, sprinklers, center pivot and drip irrigation. We focus on the pumps and boosting systems that supply this ancillary equipment with water. Our Goulds brand brings mixed flow pumps, and our Flowtronex group specializes in equipment solutions such as the Hydrovar boosting system, which incorporates monitoring and controls to optimize energy efficiency in irrigation delivery. Our Lowara brand also produces pumps for agriculture applications and irrigation of gardens and parks. We believe we have a leading position in this served market based on management estimates.

As described above, the following brands and products are used across the applications in our Applied Water segment:

Goulds - With origins dating back over 150 years, Goulds is a leading brand of centrifugal and turbine pumps, controllers, variable frequency drives and accessories for residential and commercial water supply and wastewater applications. Goulds is a leader in the water technologies market with its line of residential water well pumps. The Goulds product portfolio includes submersible and line shaft turbine, 4” submersible, jet, sump, effluent, sewage and centrifugal pumps for residential, agriculture and irrigation, sewage and drainage, commercial and light industrial use. Goulds submersible, deepwell or other pumps can be found in more than a quarter of the existing 15 million household wells and more than 380,000 public and community wells in the United States. Products for commercial wastewater include sewage, effluent and grinder pumps and packages. Agriculture products include pump and control products for irrigation, stockwater, wash systems, cooling systems and waste management, with turf irrigation products including submersible and surface pumps for landscape and turf irrigation systems. We serve the building trades market with filtration, chilling, pressure boost, wash system, water, supply, wastewater and boiler feed applications. We also have a range of standard cast iron and bronze end-suction and multistage pumps for various commercial applications.

Lowara - Founded in 1968, and headquartered in Vicenza, Italy, Lowara is a leader in stainless steel pump manufacturing technology for water technology applications. The Lowara range includes submersible, sump, effluent, sewage, centrifugal pumps and booster packages for water supply and water pumping needs in the residential, agriculture, industrial, public utility, building service and commercial markets worldwide, with particular strength in Europe. Residential applications include pumps for pressurization, conditioning, fire-fighting systems, lifting stations and dewatering. Agriculture applications include pumps for irrigation of gardens and parks. Industrial applications include drinking water, water treatment, industrial washing equipment and machine tool cooling. As an example of how Lowara has served the commercial building services market, seven Lowara water booster sets are used for even pressure water supply in the world’s tallest building, “Burj Dubai” in the United Arab Emirates.

Bell & Gossett - Founded in 1916 in Chicago, IL, Bell & Gossett has been headquartered in Morton Grove, IL since 1941. Bell & Gossett, or B&G, is a leader in plumbing and water-based heating and air conditioning markets. Products are used in residential applications where single- or multi-family homes are heated with hot water or steam. Key products include circulating pumps, valves, and specialty products used in these systems. B&G also sells wastewater pumps for residential applications. In commercial applications, B&G provides a broad range of products, including a wide variety of pumps, heat exchangers, valves and controls for heating and air-conditioning systems, sump pumps for wastewater systems, condensate pumping systems for steam heating systems and a comprehensive line of energy-saving variable speed controls. Training is provided for Building System Design Engineers at B&G’s industry renowned Little Red Schoolhouse in Morton Grove. Key commercial building types include hospitals, schools, and data centers. B&G products are sold globally by independent manufacturer representatives and distributed locally by heating, ventilating and air conditioning, or HVAC, wholesalers. B&G recently sold some of its largest pumps to the new Children’s Memorial Hospital building in Chicago, IL. These pumps will circulate chilled water throughout the building to provide air-conditioning for the occupants.

AC Fire - AC Fire offers turnkey fire pump systems for commercial, residential and industrial applications. We design and custom-build a wide range of fire pump systems including prefabricated packages and house units that meet every fire protection need. AC Fire products include In-Line Pumps, Vertical Turbine, Package Systems, Split Case (various series) and 13D Home Defender for residential fire pump service. The 13D Home Defender is designed to boost water pressure for automatic residential sprinkler systems. In addition to residential applications, turnkey fire pumping systems from A-C Pump protect an increasing number of petrochemical facilities, commercial buildings and factories around the world.

Flowtronex - Flowtronex, founded in 1974 as Pumping Systems, Inc., began by producing some of the golf industry’s first prefabricated water pumping systems. ITT opened a new 125,000 square foot manufacturing facility in Dallas, TX to support the company’s growth in the public utility and turf/irrigation markets. The Silent Storm package and Pace Integrated Pump Controller are our two primary products sold into the golf market. In landscape, Flowtronex products, primarily the Floboy system, are sold to customers such as cities and nurseries. In golf, Flowtronex products are sold to golf course superintendents through our Toro Distribution partnership. Retrofit sales of golf pumping systems are sold through our FlowNet Service Network, a group of factory authorized service technicians that provide set up and start up and service and repair of Flowtronex pump stations.

Standard - For close to 90 years Standard has been the leader in the design and manufacture of shell and tube heat exchangers. Standard is the brand of our complete line of heat transfer products used in industrial and process applications such as heating or cooling liquids or gases, heat recovery in chemical processing, power and co-generation, paper and pulp, OEM and commercial marine markets. Products include basic shell-and-tube heat exchanger, air coolers, heat transfer coils, compact brazed, welded, gasketed plate units and packaged steam condensers.

Jabsco - The Jabsco brand is known for its marine, industrial, and hygienic/sanitary pumps and systems that are used in many industries, including marine, industrial, healthcare and food processing. It was founded in 1941 by the inventors of the flexible impeller pump. Jabsco is a leader in the leisure marine market, with a broad range of products including water system, engine cooling pumps, searchlights and marine waste systems. Jabsco also offers industrial pumps for hygienic applications, fluid transfer in chemical processing, laboratory, paint processing, plating, and construction. Jabsco rotary lobe pumps offer outstanding performance with unique capabilities. Jabsco Hy-line and Ultima rotary lobe pumps support food and dairy product production, healthcare, chemical, pharmaceutical and biotech applications, whether the product is thin, viscous or fragile. Jabsco also offers multi-purpose and specialized flexible impeller, diaphragm and sliding vane pumps for chemical and general transfer applications.

Flojet - Established in 1975, the Flojet brand encompasses a broad range of small pumps, motors and dispensing pumps for the beverage, industrial, RV, marine and food processing markets. Flojet is a leader in the small pump market, offering a versatile range of products serving the beverage market, including both air- and motor-operated diaphragm pumps and centrifugal chilling pumps, as well as booster systems and accumulator tanks. Flojet’s beverage pumps can be found in applications such as beer dispensing, syrup mixing for carbonated drinks, re-circulation in vending machines and refrigerators, bottled water dispensers, icemakers and coffee machines. In addition to significant beverage applications, Flojet’s electric and air-operated diaphragm pumps are utilized in street sweepers, car washes, carpet cleaners, parts washers, agricultural spraying and road rollers. Flojet’s positive displacement diaphragm pumps can be driven by air, electric motor or solenoid. The positive displacement diaphragm design of Flojet pumps makes them ideal for use in conditions that require self-priming and dry running capability for short periods of time. Additionally, the compact size of these pumps makes them very useful in tight spaces where one cannot ensure a flooded suction. Flojet pumps are designed to be more efficient and are often the choice of customers for applications where low power consumption is critical.

Distribution, Training and End Use

Water Infrastructure provides more than 70% of its sales through direct channels with remaining sales through indirect channels and service capabilities. Both public utility and industrial facility customers increasingly require our teams’ global but locally proficient expertise to use our equipment in their specific applications. Several trends are increasing the need for this application expertise: (i) the increase in type and amount of contaminants in water supply, (ii) increasing environmental regulations, (iii) the need to increase system efficiencies due to rising energy costs, and (iv) the retirement of a largely aging water industry workforce not systematically replaced at utilities.

In the Applied Water segment, many end-use areas are widely different, so specialized distribution partners are often preferred. Our commercial teams have built long-standing relationships around our brands in many of these industries through which we can continue to leverage new product and service applications. Revenue opportunities are balanced between OEM and after-market customers. Our products in the Applied Water segment are sold through our global direct sales and world-class indirect channels with more than 85% of revenue going through indirect channels. We have long-standing relationships with the leading independent distributors in the markets we serve, and we provide incentives to distributors, such as specialized training programs, to exclusively sell our products.

In addition to distributors, we also provide the same training to engineers at the EPCs who influence purchasing decisions. For example, the Bell & Gossett Little Red Schoolhouse is a training center in Morton Grove, IL, which we believe to be the heating, ventilation and air conditioning (HVAC) industry’s leading educational facility. Since it was opened in 1954, the instructors at our Little Red Schoolhouse have trained more than 55,000 engineers, contractors and installers in the design, installation and maintenance of hydronic and steam systems, while another 135,000 professionals have received training through Bell & Gossett’s “Traveling Classroom Program.”

Our sales channels offer more than one brand type to a specific application. For example, the 2010 Winter Olympics held in Vancouver, British Columbia in February 2010, involved unprecedented planning and coordination among many organizations and suppliers, and we played a major role in supplying water handling products at many of the facilities. We also supplied pumps and controls for the heating and cooling systems in the Speed Skating Oval, which included Bell & Gossett brand pumps, heat exchangers and expansion tanks used in the heating and cooling systems, as well as Goulds brand pumps and Aquavar® variable speed drive controllers used in the facility’s grey water handling system. Finally, to conserve clean water at the Olympic Village, an innovative grey water collection and distribution system was constructed. ITT’s Goulds SSV Series vertical multi-stage pumps move collected rainwater from storage tanks to the plumbing systems used for flushing toilets and watering plants. A Bell & Gossett 70M-MS pumping package maintains adequate pressure in the grey water distribution system.

Aftermarket Parts and Service

We have more than 120 service centers around the world which employ approximately 600 service employees to provide aftermarket parts and services to our customers. During their lifecycle, installed products require maintenance, repair services and parts due to the harsh environments in which they operate. In 2010, 16% of our total revenue was derived from sales of repair parts and services.

In addition, depending on the type of product, median lifecycles range from 5 years to over 50 years, at which time they must be replaced. Many of our products are precisely selected and applied within a larger network of equipment driving a strong preference by customers and installers to replace them with the same exact brand and model when they reach the end of their lifecycle. This dynamic establishes a large recurring revenue stream for our business.

Geographic Profile

In addition to the traditional markets of the United States and Western Europe, opportunities in emerging markets within Asia Pacific, Eastern Europe, Latin America and other countries are growing. Revenue derived from emerging markets totaled 18% for the year ended December 31, 2010. The following chart provides an overview of our geographic profile depicted as a percentage of revenue by customer location.

Year Ended December 31	2010	2009	2008

Sales & Revenues
United States	35%	34%	34%
Europe	39%	43%	43%
Asia Pacific	11%	9%	9%
Other	15%	14%	14%

	100%	100%	100%

Properties

We have over 320 locations in over 40 countries. These properties total approximately 8.5 million square feet, of which over 280 locations, or approximately 4.9 million square feet, are leased. We consider the many offices, plants, warehouses, and other properties that we own or lease to be in good condition and generally suitable for the purposes for which they are used. The following table shows the significant locations by segment.

		Square Footage
Location	Segment	(in thousands)	Owned/Leased

Emmaboda, Sweden	Water Infrastructure	1,156	Owned
Morton Grove, Illinois	Applied Water	530	Owned
Montecchio, Italy	Applied Water	379	Owned
Auburn, New York	Applied Water	298	Leased
Lubbock, Texas	Applied Water	229	Owned
Shenyang, China	Water Infrastructure/ Applied Water	149	Owned
Cheektowaga, New York	Applied Water	200	Leased
Corporate Headquarters
White Plains, New York	Corporate Headquarters		Leased

Our corporate headquarters is currently located at 1133 Westchester Avenue, Suite 2000, White Plains, New York. We are currently located in the same building as our former parent, ITT, but intend to be in an independent space on separate floors in the near term, with each company having its own entrance, security and maintenance systems.

Supply and Seasonality

We have a global manufacturing footprint, with production facilities in Europe, North America, Latin America, and Asia. In addition, we maintain a global network of service centers providing after-market customer care. Service centers offer an array of integrated service solutions for the industry including: preventive monitoring, contract maintenance, emergency field service, engineered upgrades, inventory management, and overhauls for pumps and other rotating equipment.

We offer a wide range of highly engineered products. We primarily employ configure-to-order capabilities to maximize manufacturing and logistics efficiencies by producing high volumes of basic product configurations. When we provide a configure-to-order solution, we configure a standard product to our customers’ specifications. To a lesser extent, we provide engineer-to-order products to meet the customization requirements of our customers. This process requires that we apply our technical expertise and production capabilities to provide a non-standard solution to the customer.

Our inventory management and distribution practices seek to minimize inventory holding periods by taking delivery of the inventory and manufacturing immediately prior to the sale or distribution of products to our customers. All of our businesses require various parts and raw materials, the availability and prices of which may fluctuate. Parts and raw materials commonly used in our products include motors, fabricated parts, castings, bearings, seals, nickel, copper, aluminum, and plastics. While we may recover some cost increases through operational improvements, we are still exposed to some pricing risk. We attempt to control costs through fixed-priced contracts with suppliers and various other programs, such as our global strategic sourcing initiative.

Our business relies on third-party suppliers, contract manufacturing and commodity markets to secure raw materials, parts and components used in our products. We typically acquire materials and components through a combination of blanket and scheduled purchase orders to support our materials requirements. For most of our products, we have existing alternate sources of supply, or such sources are readily available.

We may experience price volatility or supply constraints for materials that are not available from multiple sources. From time to time, we acquire certain inventory in anticipation of supply constraints or enter into longer-term pricing commitments with vendors to improve the priority, price and availability of supply. There have been no raw material shortages that have had a significant adverse impact on our business as a whole.

Customers

Our business is not dependent on any single customer or a few customers, the loss of which would have a material adverse effect on the respective market or on us as a whole. No individual customer accounted for more than 10% of our combined 2010 revenue.

Competition

Given the highly fragmented nature of the water industry, Water Infrastructure competes with a large number of businesses. The larger global peers include: Gorman Rupp Company, IDEX Corporation, and KSB Group (with respect to transport pumps, systems and control equipment); Pall Corporation, Nalco Company, and Parkson Corporation (with respect to treatment equipment); Danaher Corporation and Thermo Fisher Scientific (with respect to analytical instruments).

Competition in the water transport and treatment technologies markets focuses on product performance, application expertise, design, quality, delivery, and price. In the sale of products and services, we benefit from our large installed base of pumps and complementary products, which require maintenance, repair and replacement parts due to the nature of the products and the conditions under which they operate. Timeliness of delivery, quality and the proximity of service centers are important customer considerations when selecting a provider for after-market products and services. In geographic regions where we are locally positioned to provide a quick response, customers have historically relied on us, rather than our competitors, for after-market products relating to our highly engineered and customized solutions.

Competition in the Applied Water segment focuses on brand names, application expertise, product delivery and performance, quality, and price. We compete by offering a wide variety of innovative and high-quality products, coupled with world-class application expertise. We believe our distribution through well-established channels and our reputation for quality significantly enhance our market position. Our ability to deliver innovative product offerings has allowed us to compete effectively, to cultivate and maintain customer relationships and to serve and to expand into many niche and new markets.

Research & Development

Research and development is a key element of our engineering culture and is generally focused on the design and development of products and application know-how that anticipate customer needs and emerging trends. Our engineers are involved in new product development and improvement of existing products. Our businesses invest substantial resources for research and development (R&D) activities. We anticipate we will continue to develop and invest in our R&D capabilities to promote a steady flow of innovative, high-quality and reliable products and applications to further strengthen our position in the markets we serve. We invested $74 million, $63 million and $64 million for the years ended December 31, 2010, 2009 and 2008, respectively, towards research and development.

We have over 600 engineering and research employees in more than 40 technology centers around the world. R&D activities are initially conducted in our technology centers, located in conjunction with some of our major manufacturing facilities to ensure an efficient development process. We have established a wastewater Center of Excellence, in Stockholm, Sweden, with over 100 research, development and engineering employees. We have launched Centers of Excellence in India and China, where we are accelerating the customization of our application expertise to local needs. In the scale-up process, our R&D activities are conducted at our piloting and testing facilities or at strategic customer sites. These piloting and testing facilities enable us to serve our strategic markets in each region of the world.

We generally seek patent protection for those inventions and improvements likely to be incorporated into our products or where proprietary rights will improve our competitive position. We believe that our patents and applications are important for maintaining the competitive differentiation of our products and improving our return on research and development investments. While we own and control a significant number of patents, trade secrets, confidential information, trademarks, trade names, copyrights, and other intellectual property rights which, in the aggregate, are of material importance to our business, management believes that our business, as a whole, as well as each of our core business segments, is not materially dependent on any one intellectual property right or related group of such rights.

Patents, patent applications, and license agreements expire or terminate over time by operation of law, in accordance with their terms or otherwise. As the portfolio of our patents, patent applications, and license agreements has evolved over time, we do not expect the expiration of any specific patent to have a material adverse effect on our financial position, results of operations or cash flows.

Backlog

Order backlog as of December 31, 2010, 2009 and 2008 was $620 million, $567 million, and $549 million, respectively. Delivery schedules vary from customer to customer based upon their requirements. Typically, large projects require longer lead production cycles and delays can occur from time to time. We expect in excess of 85% of our year-end 2010 backlog will be recognized as revenue within 2011.

Watermark

In 2008, we launched our signature corporate citizenship program, Watermark, whose mission is to make a sustainable mark in the world by providing safe water to children and families in need. We are dedicated to protecting the environment and fostering knowledge and awareness of the world’s water issues through our support of non-governmental organizations (NGOs). With our NGO partners, we have provided safe water, sanitation and hygiene education to more than 300 schools in India, China and Latin America. We also proactively secure and provide safe water to people in times of emergency (for example, in the aftermath of the recent earthquakes in Japan, Haiti and China). We believe our strong culture of social responsibility is a manifestation of the values of our employees and reflects areas of interest to our customers, as well as helping our company to attract and retain talented and committed people.

Employees

As of December 31, 2010, we employed approximately 11,700 people. Generally, labor relations have been maintained in a satisfactory manner.

Environmental Matters and Regulation

Our manufacturing operations worldwide are subject to many requirements under environmental laws. In the United States, the Environmental Protection Agency and similar state agencies administer laws and regulations concerning air emissions, water discharges, waste disposal, environmental remediation, and other aspects of environmental protection. Such environmental laws and regulations in the United States include, for example, the Federal Clean Air Act, the Clean Water Act, the Resource, Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation and Liability Act. Environmental requirements significantly affect our operations. We have established an internal program to address compliance with applicable environmental requirements.

While environmental laws and regulations are subject to change, such changes can be difficult to predict reliably and the timing of potential changes is uncertain. Management does not believe, based on current circumstances, that compliance costs pursuant to such regulations will have a material adverse effect on our financial position, results of operations or cash flows. However, the effect of future legislative or regulatory changes could be material to our financial condition or results of operations.

We are responsible, or are alleged to be responsible, for ongoing environmental investigation and remediation of sites in several countries. These sites are in various stages of investigation and/or remediation and at some of these sites our liability is considered de minimis. We have received notification from the U.S. Environmental Protection Agency (EPA), and from similar state and foreign environmental agencies, that a number of sites formerly or currently owned and/or operated by us, and other properties or water supplies that may be or have been impacted from those operations, contain disposed or recycled materials or wastes and require environmental investigation and/or remediation. These sites include instances where we have been identified as a potentially responsible party under federal and state environmental laws and regulations. Our accruals for environmental matters are recorded on a site-by-site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. It can be difficult to estimate reliably the final costs of investigation and remediation due to various factors. In our opinion, the total amount accrued is appropriate based on facts and circumstances as currently known to us. We do not anticipate these liabilities will have a material adverse effect on our combined financial position, results of operations or cash flows. We cannot assure you that other sites, or new details about sites known to us, that could give rise to environmental liabilities with such material adverse effects on us will not be identified in the future.

Legal Proceedings

Xylem and its subsidiaries from time to time are involved in legal proceedings, the exposure to which is virtually all incidental to their businesses. Some of these proceedings seek remedies relating to personal injury claims, environmental matters, intellectual property matters, copyright infringement, employment and pension matters, government contract issues and commercial or contractual disputes, sometimes related to acquisitions or divestitures.

MANAGEMENT

Our Executive Officers

The following table sets forth certain information as of June 30, 2011, concerning our executive officers, including a five-year employment history and any directorships held in public companies following the spin-off. Following the spin-off, none of our executive officers will be affiliated with ITT.

Name	Age	Position(s)

Gretchen W. McClain	48	Chief Executive Officer
Michael T. Speetzen	42	Chief Financial Officer
Frank R. Jimenez	46	General Counsel and Corporate Secretary
Angela A. Buonocore	53	Chief Communications Officer
Michael Kuchenbrod	47	President, Water and Wastewater
Chris McIntire	47	President, Analytics
Robyn Mingle	46	Chief Human Resources Officer
Kenneth Napolitano	49	President, Residential and Commercial Water
Colin R. Sabol	44	Chief Strategy and Growth Officer
Bob Wolpert	53	President, Flow Control

Gretchen W. McClain — Gretchen W. McClain will serve as our Chief Executive Officer and a Director on our Board of Directors. Ms. McClain currently serves as President of the ITT Fluid and Motion Control business. Ms. McClain joined ITT in September 2005 as the President of ITT’s Residential & Commercial Water business. She was named President of ITT Fluid Technology in March 2007 and served in that role before being named President of Fluid and Motion Control in December 2008. Prior to joining ITT, Ms. McClain was Vice President and General Manager of the Business, General Aviation & Helicopters (BGH) Electronics division at Honeywell Aerospace. Prior to assuming the BGH position, she held a variety of leadership positions in Honeywell Aerospace’s Engines, Systems & Services division, including Vice President for Engineering and Technology and Vice President for Program Management. She joined AlliedSignal in 1999, which later merged with Honeywell. Earlier, Ms. McClain spent nine years with NASA and served as Deputy Associate Administrator for Space Development, where she played a pivotal role in the successful development and launch of the International Space Station Program. Also with NASA, she served as Chief Director for Space Station, and as a Deputy Director for Space Flight. Ms. McClain currently serves on the Board of Faradyne, an ITT joint venture with Pentair, Inc. Ms. McClain is a graduate of the University of Utah in Salt Lake City, where she earned her bachelor’s degree in mechanical engineering. Ms. McClain has an extensive business, developmental and strategic background, a strong technical background and, in particular, has intimate knowledge of the Company’s business and operations, having served as President of the ITT Fluid and Motion Control and Residential and Commercial Water businesses since 2005. Ms. McClain has also served as a Director on the Board of the Hydraulic Institute, the largest association of pump producers in North America, providing additional relevant experience.

Michael T. Speetzen — Michael T. Speetzen will serve as our Chief Financial Officer. Mr. Speetzen is currently Vice President of Finance for the Fluid and Motion Control business of ITT. He joined ITT in 2009 as Vice President of Finance for Fluid Technology, and his role was expanded to his current position later that year. Before joining ITT, Mr. Speetzen served as Executive Vice President and Chief Financial Officer for the StandardAero division of private equity firm Dubai Aerospace Enterprise from 2007 to 2009. Previously, he held positions with Honeywell from 1995 to 2007 and General Electric from 1993 to 1995. Mr. Speetzen currently serves on the board of Faradyne, an ITT joint venture with Pentair, Inc. Mr. Speetzen holds a bachelor’s degree in management with an emphasis in finance from Purdue University, and a Master of Business Administration from Thunderbird’s School of Global Management.

Frank R. Jimenez — Frank R. Jimenez will serve as our General Counsel and Corporate Secretary. Mr. Jimenez is currently Vice President and General Counsel for ITT. He joined ITT in June 2009 and previously served under U.S. Presidents Bush and Obama as the General Counsel of the U.S. Navy from 2006 to 2009. Prior to that, Mr. Jimenez served as Principal Deputy General Counsel, U.S. Department of the Navy,

from 2004 to 2005, and as Deputy General Counsel, U.S. Department of Defense, from 2005 to 2006. Earlier, Mr. Jimenez served as Chief of Staff at the U.S. Department of Housing and Urban Development (HUD) from 2002 to 2004. Prior to HUD, he was Deputy Chief of Staff (1999-2002) and acting General Counsel (2000) for Florida Governor Jeb Bush. Previously, he practiced commercial and white-collar litigation from 1992 to 1999 in the Miami office of Steel Hector & Davis LLP (now Squire Sanders & Dempsey LLP), where he was named a partner in 1998. Mr. Jimenez received his law degree from the Yale Law School, and he holds a master of business administration, with majors in finance and strategic management, from the University of Pennsylvania’s Wharton School, and a master’s degree in national security and strategic studies, with distinction, from the U.S. Naval War College. He earned his bachelor’s degree, with honors, from the University of Miami.

Angela A. Buonocore — Angela A. Buonocore will serve as our Chief Communications Officer. Ms. Buonocore currently serves as Senior Vice President and Chief Communications Officer for ITT Corporation. She joined ITT in March 2007 from The Pepsi Bottling Group where she served as Vice President, Corporate Communications since 2001. Prior to her 12-year career in the PepsiCo system, Ms. Buonocore spent 11 years with IBM and five years at General Electric Company in various internal and external communications roles. Ms. Buonocore is a trustee of the Arthur W. Page Society and the Institute for Public Relations, and a member of the Wisemen and the Seminar, all organizations of senior corporate communications executives. In 2003, she was elected a member of the Accademia Europea per le Relazioni Econimiche e Culturali, a Rome-based organization that honors Italians and Italian-Americans who are leaders in their fields. In 2010, she was honored by the National Organization for Women’s New York City chapter as a Woman of Power and Influence. Ms. Buonocore holds a bachelor’s degree in advertising with high honors from the University of Florida and was honored as a Distinguished Alumna of the College of Journalism and Communications in May 2007.

Michael Kuchenbrod — Michael Kuchenbrod will serve as our President of Water and Wastewater. He currently serves as President of ITT Water and Wastewater, a role to which he was appointed in May 2011. Prior to that, Mr. Kuchenbrod served as President of ITT’s China Operations, a regional value center focused on delivering the ITT commercial portfolio within these critical markets. Prior to his post in China and India, Mr. Kuchenbrod spent most of his 23-year career with ITT in the Interconnect Solutions business with operations throughout the Americas, Europe and Asia, ultimately becoming President of that value center. He was also head of our KONI shock absorber business in the Netherlands. Mr. Kuchenbrod holds a bachelor’s degree in chemical engineering from Montana University.

Chris McIntire — Chris McIntire will serve as our President of Analytics. Mr. McIntire currently serves as President of Analytics of the ITT Fluid and Motion Control business. He joined ITT in March 2009 when ITT acquired Nova Analytics. During his time with Nova Analytics, he served as President and Chief Operating Officer. Prior to joining Nova Analytics, Mr. McIntire held various leadership positions including Chief Executive Officer of WTW, a Munich based company in the Nova portfolio. Earlier, he spent 14 years with Thermo Fisher Scientific in various engineering and operational roles, including several in the Water and Environmental division. He also served as General Manager for both Thermo Affinity Sensors in the United Kingdom and Thermo Detection in the United States. Mr. McIntire holds a master of business administration from Northeastern University and has attended the undergraduate engineering programs at both Boston University and Northeastern University.

Robyn Mingle — Robyn Mingle will serve as our Chief Human Resources Officer. Ms. Mingle joined ITT in July 2011 and currently serves as Vice President of Human Resources of the ITT Fluid and Motion Control business. Ms. Mingle brings more than 20 years of domestic and international human resources experience across multiple industries. Most recently, she spent 8 years as Senior Vice President of Human Resources at Hovnanian Enterprises, Inc. during a period of significant growth and transformation. Ms. Mingle also spent 14 years with The Black & Decker Corporation, where she held numerous HR leadership roles. During this time, she served as Vice President of Human Resources for DeWalt and Black & Decker Power Tools, and held an expatriate assignment in Singapore where she led HR efforts in Asia/Pacific, the Middle East, Africa, and Australia/New Zealand. Ms. Mingle has also served on several non-profit boards, including the Juvenile Diabetes Research Foundation. She holds a master’s degree in industrial psychology from the

University of Baltimore and a bachelor’s degree in psychology/industrial relations from Bloomsburg University.

Kenneth Napolitano — Kenneth Napolitano will serve as our President of Residential and Commercial Water. Mr. Napolitano currently serves as President of the ITT Residential and Commercial Water business. He began his career with ITT Goulds Pumps as an intern in 1980. Subsequently, Mr. Napolitano served as President of the ITT Industrial Process business, and held a number of other leadership assignments within ITT, including Vice President of the Americas Sales and Service organization and General Manager of ITT Monitoring and Controls, where he focused on the development of advanced technologies. In March 2011, he was elected Chairman of the Board of the Hydraulic Institute. In 2010, Mr. Napolitano also served as the President of the Hydraulic Institute and received the prestigious “President’s Award” in recognition of his efforts and leadership. Mr. Napolitano holds a bachelor’s degree in interdisciplinary engineering and management from Clarkson University.

Colin R. Sabol — Colin R. Sabol will serve as our head of Strategy and Growth. Mr. Sabol currently serves as Vice President of Marketing and Business Development for the ITT Fluid and Motion Control business. He joined ITT in 2006 as Vice President of Marketing and Business Development, a position he held until March 2009, when his role was expanded to include responsibility for the Motion Control businesses. Prior to joining ITT, Mr. Sabol was with General Electric Corporation (GE). During his 17 years with GE, he held a number of professional and managerial positions of increasing responsibility, including Chief Financial Officer for GE Energy Services and Vice President of Mergers and Acquisitions for GE Corporate. Mr. Sabol holds a bachelor’s degree in materials engineering from Alfred University and conducted his post-graduate business studies at The Ohio State University.

Bob Wolpert — Bob Wolpert will serve as our President of Flow Control. Mr. Wolpert currently serves as President of the ITT Flow Control business. He began his career with ITT in 2003 as Global Vice President of Six Sigma/Lean for the (then) ITT Electronic Components business, and then served as Vice President and General Manager of Interconnect Solutions. In his eight years with ITT, Mr. Wolpert has distinguished himself as a global thinker and innovation champion. Under his direction, ITT Flow Control has matured from a collection of regional businesses to a unified enterprise that is driving innovation to create value, developing exciting competencies in new products and aligning strategies with emerging market requirements. Previously, Mr. Wolpert spent 20 years in general management and leadership roles at several companies including Lockheed Martin and DST Systems. He holds a master of business administration from Harvard University and a bachelor’s degree in business from the University of Denver.

Our Board of Directors

The following table sets forth information with respect to those persons who are expected to serve on our Board of Directors following the spin-off. See “— Our Executive Officers” for Ms. McClain’s biographical information. Following the spin-off, Markos I. Tambakeras will continue to serve on the Board of Directors of ITT until mid-2013. None of Steven R. Loranger, Gretchen W. McClain, Curtis J. Crawford, John J. Hamre and Surya N. Mohapatra will serve on the Board of Directors of ITT following the spin-off. We are in the process of identifying three additional individuals who will become Directors following the spin-off, and we expect to provide details regarding these individuals in an amendment to this Information Statement.

Name	Age	Position(s)

Markos I. Tambakeras	60	Chairman
Curtis J. Crawford	63	Director
John J. Hamre	60	Director
Steven R. Loranger	59	Director, chairman emeritus
Gretchen W. McClain	48	Director
Surya N. Mohapatra	61	Director

Markos I. Tambakeras — Markos I. Tambakeras will serve as Chairman of our Board of Directors. Mr. Tambakeras has been a Director of ITT since 2001. Now retired, he was a Director of Kennametal, Inc.

from July 1999 through December 2006. Mr. Tambakeras has served on the Board of Parker Hannifin Corporation since 2005 and served as a Director of the Board of Newport Corporation from May 2008 through December 31, 2009. Mr. Tambakeras served as Chairman of the Board of Directors, Kennametal, Inc. from July 1, 2002 until December 31, 2006. He was also President and Chief Executive Officer of Kennametal from July 1999 through December 31, 2005. From 1997 to June 1999, Mr. Tambakeras served as President, Industrial Controls Business, for Honeywell Incorporated. He is a trustee of Arizona State University and has served for two years on the President’s Council on Manufacturing. He was previously the Chairman of the Board of Trustees of the Manufacturers Alliance/MAPI, which is the manufacturing industry’s leading executive development and business research organization. Mr. Tambakeras received a B.Sc. degree from the University of Witwatersrand, Johannesburg, South Africa and a master of business administration from Loyola Marymount University, Los Angeles, CA. Mr. Tambakeras has strong strategic and global operational industrial experience, having worked in increasingly responsible positions in several manufacturing companies, including leadership positions in South Africa and the Asia-Pacific area. In addition to his Board experience described above, Mr. Tambakeras has an extensive background in international operations, providing experience and skills relevant to the Company’s global sales and manufacturing infrastructure.

Curtis J. Crawford — Curtis J. Crawford will serve as a Director on our Board of Directors. Dr. Crawford has been a Director of ITT since 1996 and will resign that position at the time of the spin-off. He is a Director of E.I. DuPont de Nemours and Company and ON Semiconductor Corporation. Dr. Crawford was previously a Director of Agilysys, Inc. from April 2005 to June 2008. Dr. Crawford is President and Chief Executive Officer of XCEO, Inc., which provides professional mentoring, personal leadership and governance programs. From April 1, 2002 to March 31, 2003, he served as President and Chief Executive Officer of Onix Microsystems, a private photonics technology company. He was Chairman of the Board of Directors of ON Semiconductor Corporation from September 1999 until April 1, 2002. Previously, he was President and Chief Executive Officer of ZiLOG, Inc. from 1998 to 2001 and its Chairman from 1999 to 2001. Dr. Crawford also has extensive executive experience with AT&T Corporation and IBM Corporation. He is a member of the Board of Trustees of DePaul University. He holds a bachelor’s degree in business administration and computer science and a master’s degree from Governors State University, a master of business administration from DePaul University and a Ph.D. from Capella University. Governors State University awarded him an honorary doctorate in 1996 and he received an honorary doctorate degree from DePaul University in 1999. Dr. Crawford is an expert on corporate governance and the author of three books on leadership and corporate governance and has significant experience leading high-technology companies. Mr. Crawford has also served as a Director in other public companies providing additional relevant experience.

John J. Hamre — John J. Hamre will serve as a Director on our Board of Directors. Dr. Hamre has been a Director of ITT since 2000 and will resign that position at the time of the spin-off. Dr. Hamre was elected President and Chief Executive Officer of Center for Strategic & International Studies (“CSIS”), a public policy research institution dedicated to strategic, bipartisan global analysis and policy impact, in April of 2000. Prior to joining CSIS, he served as U.S. Deputy Secretary of Defense from 1997 to 2000 and Under Secretary of Defense (Comptroller) from 1993 to 1997. Dr. Hamre is a Director of MITRE Corporation, a not-for-profit organization chartered to work in the public interest, with expertise in systems engineering, information technology, operational concepts, and enterprise modernization. He has served as a Director of SAIC, Inc. since 2005 and Oshkosh Corporation since 2009. Dr. Hamre was previously a Director of Choicepoint, Inc. from May 2002 through September 2008. Following the spin-off of Exelis, Dr. Hamre is expected to serve on its Board of Directors. He holds a bachelor’s degree, with highest distinction, from Augustana College in Sioux Falls, South Dakota, was a Rockefeller Fellow at the Harvard Divinity School and was awarded a Ph.D., with distinction, from the School of Advanced International Studies, Johns Hopkins University. Dr. Hamre has extensive strategic and international experience, and has achieved recognized prominence in strategic, international and defense fields. Dr. Hamre has also served as a Director in other public companies providing additional relevant experience.

Steven R. Loranger — Steven R. Loranger will serve as “chairman emeritus” in recognition of his long-standing service as Chairman, President and Chief Executive Officer of ITT, our former parent company. In addition to sharing his industry and leadership experience with our senior executives, Mr. Loranger will act as ambassador for the responsible use, and healthy return, of water in the world environment. Mr. Loranger currently serves as President, Chief Executive Officer and Chairman of the Board of Directors of ITT. Mr. Loranger is a member of the Business Roundtable, serves on the Boards of the National Air and Space Museum and the Congressional Medal of Honor Foundation and is on the Executive Committee of the Aerospace Industries Association Board of Governors. Prior to ITT, Mr. Loranger previously served as Executive Vice President and Chief Operating Officer of Textron, Inc. from 2002 to 2004, overseeing Textron’s manufacturing businesses, including aircraft and defense, automotive, industrial products and components. From 1981 to 2002, Mr. Loranger held executive positions at Honeywell International Inc. and its predecessor company, AlliedSignal, Inc., including serving as President and Chief Executive Officer of its Engines, Systems and Services businesses. Following the spin-off of Exelis, Mr. Loranger is expected to serve on its Board of Directors. Mr. Loranger holds a bachelor’s and master’s degree in science from the University of Colorado. Mr. Loranger has extensive operational and manufacturing experience with industrial companies and, in particular, he has intimate knowledge of the Company’s business and operations having served as Chief Executive Officer of ITT since 2004. Mr. Loranger also serves as a Director on the Board of FedEx Corporation, providing additional relevant experience.

Surya N. Mohapatra — Surya N. Mohapatra will serve as a Director on our Board of Directors. Dr. Mohapatra has been Director of ITT since 2008 and will resign that position at the time of the spin-off. He has also been a Director of Quest Diagnostics Incorporated since 2002 and served as a Director of Vasogen, Inc. from 2002 to 2006. Dr. Mohapatra was appointed President and Chief Operating Officer of Quest Diagnostics Incorporated in June 1999, a Director in 2002, its Chief Executive Officer in May 2004, and Chairman of the Board in December 2004. Dr. Mohapatra joined Quest Diagnostics as Senior Vice President and Chief Operating Officer in 1999. Prior to joining Quest, Dr. Mohapatra was Senior Vice President of Picker International, a worldwide leader in advanced medical imaging technologies, where he served in various executive positions during his 18-year tenure. Dr. Mohapatra is also a Trustee of the Rockefeller University and a member of the Corporate Advisory Board of Johns Hopkins Carey Business School. Dr. Mohapatra holds a bachelor’s degree in electrical engineering from Sambalpur University in India. Additionally, he holds a master’s degree in medical electronics from the University of Salford, England, as well as a doctorate in medical physics from the University of London and The Royal College of Surgeons of England. Dr. Mohapatra has extensive international business experience with a wide-ranging operational and strategic background and has a strong technical background, with an emphasis on Six-Sigma processes and customer-focused business practices. Dr. Mohapatra has also served as a Director in other public companies providing additional relevant experience.

Structure of the Board of Directors

Our Board of Directors will be divided into three classes that will be, as nearly as possible, of equal size. Initially, Class I directors will serve for a one-year term, Class II directors for a two-year term, and Class III directors for a three-year term. The terms of the Class I, Class II and Class III directors will expire at the annual meeting in 2012, 2013 and 2014, respectively. Upon the expiration of each initial term, directors will subsequently serve three-year terms if renominated and reelected. The proposed Class I directors will include     , the proposed Class II directors will include      and the proposed Class III directors will include     .

Pursuant to the Distribution Agreement, we have agreed that Xylem shall nominate a slate of directors to be elected at our shareholder meeting to be held in 2013 and each year thereafter so that (i) a majority of the Board of Directors shall consist of persons who had not served as a director or executive officer of ITT at any time during the twelve month period immediately prior to the distribution (each, a “Legacy Director”) and (ii) no director of Xylem that is a Legacy Director shall also be a director of ITT.

Committees of the Board of Directors

Following the spin-off, the standing committees of our Board of Directors will include an Audit Committee, a Compensation and Personnel Committee and a Nominating and Governance Committee, each as further described below. Following our listing on the NYSE and in accordance with the transition provisions of the rules of the NYSE applicable to companies listing in conjunction with a spin-off transaction, each of these committees will, by the date required by the rules of the NYSE, be composed exclusively of directors who are independent. Other committees may also be established by the Board of Directors from time to time.

Audit Committee.  The members of the Audit Committee are expected to be Markos I. Tambakeras,           and          . The Audit Committee will have the responsibility, among other things, to meet periodically with management and with both our independent auditor and internal auditor to review audit results and the adequacy of and compliance with our system of internal controls. In addition, the Audit Committee will appoint or discharge our independent auditor, and review and approve auditing services and permissible non-audit services to be provided by the independent auditor in order to evaluate the impact of undertaking such added services on the independence of the auditor. The responsibilities of the Audit Committee, which are anticipated to be substantially identical to the responsibilities of ITT’s Audit Committee, will be more fully described in our Audit Committee charter. The Audit Committee charter will be posted on our website and will be available in print to any shareholder who requests it. By the date required by the transition provisions of the rules of the NYSE, all members of the Audit Committee will be independent and financially literate. Further, the Board of Directors has determined that Mr. Tambakeras,           and          possess accounting or related financial management expertise within the meaning of the NYSE listing standards and that each qualifies as an “audit committee financial expert” as defined under the applicable SEC rules.

Compensation and Personnel Committee.  The members of the Compensation and Personnel Committee are expected to be Curtis J. Crawford (chair),           and          . The Compensation and Personnel Committee will oversee all compensation and benefit programs and actions that affect our senior executive officers. The Compensation and Personnel Committee will also provide strategic direction for our overall compensation structure, policies and programs and will oversee and approve the continuity planning process. The responsibilities of the Compensation and Personnel Committee, which are anticipated to be substantially identical to the responsibilities of ITT’s Compensation and Personnel Committee, will be more fully described in the Compensation and Personnel Committee charter. The Compensation and Personnel Committee charter will be posted on our website and will be available in print to any shareholder who requests it. Each member of the Compensation and Personnel Committee will be a non-employee director and there are no Compensation and Personnel Committee interlocks involving any of the projected members of the Compensation and Personnel Committee.

Nominating and Governance Committee.  The members of the Nominating and Governance Committee are expected to be Surya N. Mohapatra (chair),           and          . The Nominating and Governance Committee will be responsible for developing and recommending to the Board of Directors criteria for identifying and evaluating director candidates; identifying, reviewing the qualifications of and proposing candidates for election to the Board of Directors; and assessing the contributions and independence of incumbent directors in determining whether to recommend them for reelection to the Board of Directors. The Nominating and Governance Committee will also review and recommend action to the Board of Directors on matters concerning transactions with related persons and matters involving corporate governance and, in general, oversee the evaluation of the Board of Directors. The responsibilities of the Nominating and Governance Committee, which are anticipated to be substantially identical to the responsibilities of ITT’s Nominating and Governance Committee, will be more fully described in the Nominating and Governance Committee charter. The Nominating and Governance Committee charter will be posted on our website and will be available in print to any shareholder who requests it.

Director Independence.  Our Board of Directors, upon recommendation of our Nominating and Governance Committee, is expected to formally determine the independence of its directors following the spin-off. The Board of Directors of ITT has affirmatively determined that the following directors, who are anticipated to be elected to our Board of Directors, are independent: Curtis J. Crawford, John J. Hamre, Surya N. Mohapatra and Markos I. Tambakeras. Our Board of Directors is expected to annually determine the independence of directors based on a review by the directors and the Nominating and Governance Committee. No director will be considered independent unless the Board of Directors determines that he or she has no material relationship with us, either directly or as a partner, shareholder, or officer of an organization that has a material relationship with us. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships, among others. To evaluate the materiality of any such relationship, the Board of Directors has determined it is in the best interests of the company to adopt categorical independence standards which will be set forth in the Corporate Governance Guidelines. The standards that will be relied upon by the Board of Directors in affirmatively determining whether a director is independent are composed, in part, of those objective standards set forth in the NYSE rules, which generally provide that:

•	A director who is an employee, or whose immediate family member (defined as a spouse, parent, child, sibling, father- and mother-in-law, son- and daughter-in-law, brother- and sister-in-law and anyone, other than a domestic employee, sharing the director’s home) is an executive officer, of the company, would not be independent until three years after the end of such relationship.

•	A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from the company, other than director and committee fees and pension or other forms of deferred compensation for prior services (provided such compensation is not contingent in any way on continued service) would not be independent until three years after ceasing to receive such amount.

•	A director who is a partner of or employed by, or whose immediate family member is a partner of or employed by and personally works on the company’s audit, a present or former internal or external auditor of the company would not be independent until three years after the end of the affiliation or the employment or auditing relationship.

•	A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the company’s present executives serve on the other company’s compensation committee would not be independent until three years after the end of such service or employment relationship.

•	A director who is an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, would not be independent until three years after falling below such threshold.

Compensation of Non-Employee Directors

Following the spin-off, director compensation will be determined by our Board of Directors with the assistance of its Nominating and Governance Committee. It is anticipated that such compensation will consist of an annual retainer, an annual equity award, annual fees for serving as an Audit Committee chair and other types of compensation.

Director Compensation Table

The following table sets forth information concerning the 2010 compensation awarded by ITT to non-employee directors of ITT who are expected to be non-employee directors of Xylem. The table below represents the 2010 grant date fair value of compensation computed in accordance with GAAP. All non-employee directors received the same cash, stock, and options awards for service as a non-employee director. Mr. Loranger, as an employee director, did not receive compensation for his service on the ITT Board of Directors. The grant date fair value of stock awards and option awards granted to non-employee directors in

2010 is provided in footnote (b) to the table. Stock awards are composed of restricted stock units. Option awards are composed of non-qualified stock options.

	Fees Earned or	Stock
	Paid in Cash	Awards	Option Awards	Total
Name	$(a)	($)(b)	($)(b)	($)

Curtis J. Crawford	90,000	90,192	40,126	220,318
John J. Hamre	90,000	90,192	40,126	220,318
Surya N. Mohapatra	90,000	90,192	40,126	220,318
Markos I. Tambakeras	90,000	90,192	40,126	220,318

(a)	Fees earned were paid, at the election of the director, in cash or deferred cash. Non-employee directors could have irrevocably elected deferral into an interest-bearing cash account or an account that tracks an index of ITT’s stock.

(b)	Awards reflect the grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 718, Stock Compensation. Non- employee directors do not receive differing amounts of equity compensation, the grant date fair value for restricted stock units was $52.59 per share and was determined on May 11, 2010, the date of the ITT’s 2010 Annual Meeting. The grant price reflects the closing price of ITT stock on the grant date. The grant date fair value of non-qualified stock options was $14.03 per share, determined on March 5, 2010, the date on which director stock options were awarded.

The following table represents restricted common stock and stock options outstanding as of December 31, 2010 awarded by ITT to non-employee directors of ITT who are expected to be non-employee directors of Xylem. Outstanding restricted common stock awards include unvested restricted stock units and vested but deferred restricted stock units.

Restricted Common Stock and
Stock Option Awards Outstanding at 2010 Fiscal Year-End

	Outstanding	Outstanding
	Restricted Common	Stock Option
Name	Stock Awards	Awards

Curtis J. Crawford	22,160	26,130
John J. Hamre	14,224	26,130
Surya N. Mohapatra	3,412	10,470
Markos I. Tambakeras	4,674	26,130

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

We are currently a wholly owned subsidiary of ITT. Following the spin-off, Xylem will own the subsidiaries that currently conduct the operations of ITT’s water-related businesses. Our historical compensation strategy has been primarily determined by the Compensation and Personnel Committee of ITT’s Board of Directors (the “ITT Compensation Committee”), which approves and oversees administration of ITT’s executive compensation program. Since the information presented in this document relates primarily to the 2010 fiscal year, which ended on December 31, 2010, this Compensation Discussion and Analysis focuses primarily on ITT’s compensation programs and decisions with respect to 2010, describing all elements of ITT’s executive compensation program as determined by the ITT Compensation Committee. This Compensation Discussion and Analysis also describes the ways in which we anticipate that our compensation philosophy will differ from that of ITT’s after we become a separate public company. As explained under “The Spin-Off — Reasons for the Spin-Off” separation from ITT will provide us with the flexibility to establish appropriate compensation policies to attract, motivate and retain our executives. We will form our own Compensation Committee (the “Xylem Compensation Committee”) that will be responsible for our executive compensation programs prospectively, which may be different from the compensation programs in place for 2010.

This Compensation Discussion and Analysis describes ITT’s compensation philosophy for those individuals who are expected to be the most highly compensated Xylem executive officers based on their fiscal 2010 compensation with ITT. These officers are referred to herein as Named Executive Officers (“NEOs”) and Xylem also is referred to as “we”, “us” or “our.” Our named executives are Gretchen W. McClain, who is expected to be Chief Executive Officer and was Senior Vice President and President, Fluid and Motion Control of ITT; Michael T. Speetzen, who is expected to be Chief Financial Officer and was Vice President of Finance for Fluid and Motion Control of ITT; Frank R. Jimenez, who is expected to be General Counsel and Corporate Secretary and was Vice President and General Counsel of ITT; and Angela A. Buonocore, who is expected to be Chief Communications Officer and was Senior Vice President, Chief Communications Officer of ITT.

Our Executive Compensation Program

Overall compensation policies and programs

Historically.  In 2010, the ITT Compensation Committee retained Pay Governance LLC as its independent compensation consultant (“Pay Governance” or the “Compensation Consultant”). Pay Governance provides independent consulting services in support of the ITT Compensation Committee’s charter. The Compensation Consultant also provided independent consulting services in support of ITT’s Nominating and Governance Committee’s charter, including providing competitive data on director compensation. The Compensation Consultant’s engagement leader provided objective expert analyses, assessments, research and recommendations for executive employee compensation programs, incentives, perquisites, and compensation standards. In this capacity, the Compensation Consultant provided services that related solely to work performed for and at the direction of ITT’s Compensation Committee including analysis of material prepared by ITT for ITT’s Compensation Committee’s review. In 2010, ITT’s human resources, finance and legal departments supported the work of the ITT Compensation Committee, provided information, answered questions and responded to requests. Additionally, the Compensation Consultant provided analyses to ITT’s Nominating and Governance Committee and the full Board of Directors on Non-Management Director compensation. The Compensation Consultant provided no other services to ITT during 2010.

In 2010, as in past years, the ITT Compensation Committee looked to competitive market compensation data for companies comparable to ITT to establish overall policies and programs that address executive compensation, benefits and perquisites. This review included analysis of the Towers Watson Compensation Data Bank (“CDB”) information provided by the Compensation Consultant. The analyses used a sample of 174 companies from the S&P® Industrials Companies that were available in the CDB. The compensation data from these companies were evaluated by the Compensation Consultant for differences in the scope of operation as measured by annual revenue. Appendix A at the end of this section lists the sample of companies from the S&P® Industrials Companies that were used in the CDB analyses. The ITT Compensation Committee believes that these 174 companies most closely reflect the labor market in which ITT competes for talent.

The ITT Compensation Committee has delegated to ITT’s Senior Human Resources Executive responsibility for administering the executive compensation program. During 2010, ITT’s Chief Executive Officer and Senior Human Resources Executive made recommendations to the ITT Compensation Committee regarding executive compensation actions and incentive awards. The ITT Compensation Committee reviewed each compensation element for Mses. McClain and Buonocore and Mr. Jimenez, as each of these individuals was a NEO of ITT in 2010, and made the final determination regarding executive compensation for these officers using the processes described in this Compensation Discussion and Analysis. With respect to Mr. Speetzen, Ms. McClain, in her role as Senior Vice President of ITT and President of its Fluid and Motion Control businesses made recommendations to Steven R. Loranger, in his role as President and CEO of ITT and to ITT’s Senior Vice President and Chief Financial Officer, regarding Mr. Speetzen’s executive compensation. After discussing Ms. McClain’s recommendations, the final executive compensation determinations for Mr. Speetzen were made jointly by Mr. Loranger, as ITT’s President and CEO, ITT’s Senior Vice President and Chief Financial Officer and Ms. McClain. The ITT Compensation Committee also approved the 2010 long-term incentive awards for the NEOs. The ITT Compensation Committee believes ITT’s compensation programs reflect ITT’s overarching business rationale and are designed to be reasonable, fair, fully disclosed, and consistently aligned with long-term value creation. The ITT Compensation Committee further believes this compensation philosophy encourages individual and group behaviors that balance risk and reward and assist ITT in achieving steady, sustained growth and earnings performance.

Going Forward.  Following the separation, it is expected that the Xylem Compensation Committee will retain a compensation consultant and the nature and scope of the compensation consultant’s engagement will be similar to that of ITT’s Compensation Consultant. In addition, we expect to establish a similar executive compensation philosophy with respect to our NEOs following the separation. We expect that our compensation objective will be to implement compensation programs that reflect overarching business rationale and are designed to be reasonable, fair, fully disclosed, and consistently aligned with long-term value creation. We also expect that the Xylem Compensation Committee will delegate to a senior Human Resources executive responsibility for administering the Executive Compensation program.

Individual executive positions

Historically.  ITT’s senior management positions, including each of its NEO positions, were compared to positions with similar attributes and responsibilities based on the CDB information. This information was used to provide the market median dollar value for annual base salary, annual incentives and long-term incentives. Compensation levels within approximately 10% above or below the market median dollar value are considered by the Compensation Consultant and the ITT Compensation Committee to be within the market median range. The ITT Compensation Committee used the CDB information, along with other qualitative information described below, in making its determination of target and actual compensation provided to each of ITT’s NEOs. The ITT Compensation Committee may consider deviations from the market median range depending on a position’s strategic value, ITT’s objectives and strategies, and individual experience and performance in the position. The ITT Compensation Committee may, but is not required to, consider prior year’s compensation, including short-term or long-term incentive payouts, restricted stock or restricted stock unit vesting or option exercises in compensation decisions for the NEOs.

The following chart sets out 2010 total target NEO compensation for annual base salary, annual incentive, long-term incentive and total compensation relative to the market median dollar value. For Ms. McClain and Mr. Jimenez, deviations below the market median range were primarily related to the relatively short tenure of each in their current positions at ITT. For Mr. Speetzen and Ms. Buonocore, deviations above the market median range were primarily related to their individual experience and the importance of their positions to the success of the business.

	Annual Base	Annual Incentive	Long-Term	Total
	Salary	Target	Incentive	Compensation
	Position as	Position as	Position as	Position as
	Percentage of	Percentage of	Percentage of	Percentage of
Named Executive	Market Median	Market Median	Market Median	Market Median
Officer and Title	Dollar Value	Dollar Value	Dollar Value	Dollar Value

Gretchen W. McClain, Chief Executive Officer (formerly SVP and President, Fluid and Motion Control of ITT)	96%	94%	84% (Below market median range)	89% (Below market median range)
Michael T. Speetzen, Chief Financial Officer(1) (formerly VP of Finance, Fluid and Motion Control of ITT)	114% (Above market median range)	111% (Above market median range)	117% (Above market median range)	122% (Above market median range)
Frank R. Jimenez, General Counsel and Corporate Secretary (formerly Vice President and General Counsel of ITT)	82% (Below market median range)	66% (Below market median range)	50% (Below market median range)	61% (Below market median range)
Angela A. Buonocore, Chief Communications Officer (formerly SVP and Chief Communications Officer of ITT)	105%	120% (Above market median range)	133% (Above market median range)	119% (Above market median range)

(1)	Mr. Speetzen also received 8,000 shares of restricted stock as a special retention award.

Going Forward.  While it is expected that the Xylem Compensation Committee will adopt a similar approach to evaluating and determining target and actual compensation provided to each of our NEOs, the use of the CDB or the peers included in the market sample may change to be more reflective of our industry, size and/or business model.

Our compensation cycle

Historically.  Compensation is reviewed in detail every year during the first quarter. This review includes:

•	Annual performance reviews for the prior year,

•	Base salary merit increases — normally established in March,

•	Annual Incentive Plans (“AIP”) target awards, and

•	Long-term incentive target awards (including stock options, restricted stock or restricted stock units and target total shareholder return (“TSR”) awards).

The actual award date of stock options, restricted stock or restricted stock units and target TSR awards is determined on the date on which the ITT Compensation Committee approves these awards. In recent years, this date has been in March. Target TSR awards reflect a performance period starting on January 1 of the year in which the ITT Compensation Committee approved the TSR award. Restricted stock or restricted stock units, TSR and stock option award recipients receive communication of the award as soon as reasonably practical after the grant date of the award. The ITT Compensation Committee reviewed and assessed the performance of ITT’s NEOs during 2010. The ITT Compensation Committee will continue to review and assess the performance of the Chief Executive Officer and all senior executives and authorize salary actions it believes are appropriate and commensurate with relevant competitive data and the approved salary program.

Going Forward.  It is expected that the Xylem Compensation Committee will review, decide and award compensation to our NEOs following a similar annual cycle.

Qualitative considerations

Historically.  ITT considers individual performance, including consideration of the following qualitative performance factors, in addition to the quantitative measures discussed in this Compensation Discussion and

Analysis. While there is no formal weighting of qualitative factors, the following factors may be considered important in making compensation decisions:

•	Portfolio Repositioning,

•	Differentiated Organic Growth,

•	Strategic Execution, and

•	Cultural Transformation.

Going forward.  It is expected that the Xylem Compensation Committee will consider similar qualitative factors in making compensation decisions. These qualitative performance factors may change to reflect our business focus and strategy.

Compensation Program Objectives

Historically.  The following sections, including material supplied in tabular form, provide more information about the ITT compensation program, and its objectives, general principles and specific approaches.

How We Achieve Our Objectives
Objective	General Principle	Specific Approach

Attract and retain well-rounded, capable leaders.	Design ITT’s executive compensation program to attract, reward and retain capable executives. Design total executive compensation to provide a competitive balance of salary, short-term and long-term incentive compensation.	ITT’s overarching philosophy is to target total compensation at the competitive median of the CDB. ITT considers total compensation (salary plus short-term and long-term compensation) when determining each component of NEO compensation.
Match compensation components to ITT’s short-term and long-term operating and strategic goals.	In addition to salary, ITT includes short-term and long-term performance incentives in its compensation program.	ITT believes the mix of short-term and long-term performance-based incentives focuses executive behavior on annual performance and operating goals, as well as strategic business objectives that will promote long-term shareholder value creation.
Provide a clear link between at-risk compensation with business performance.	ITT believes the measures of performance in our compensation programs must be aligned with measures key to the success of its businesses. The clear link between compensation and performance is intended to provide incentives for achieving performance and business objectives and increasing the long-term value of ITT’s stock. If ITT’s businesses succeed, our shareholders will benefit.	ITT links compensation and performance through its long-term incentive program, comprising restricted stock or restricted stock unit awards, non-qualified stock options awards and TSR target awards. If performance goals are not met, at-risk compensation is reduced or not paid at all.

How We Achieve Our Objectives
Objective	General Principle	Specific Approach

Align at-risk compensation with levels of executive responsibility.	As executives move to greater levels of responsibility, the proportion of compensation at risk, whether through annual incentive plans or long-term incentive programs, increases in relation to the increased level of responsibility.	NEO compensation is structured so that a substantial portion of compensation is at risk for executives with greater levels of responsibility. The ITT Compensation Committee considered allocation of short-term and long-term compensation, cash and non-cash compensation and different forms of non-cash compensation for NEOs based on its assessment of the proper compensation balance needed to achieve ITT’s short-term and long-term goals. The Compensation Consultant compiled and analyzed data that the ITT Compensation Committee considered in weighting compensation components for each of the NEOs.
Tie short-term executive compensation to specific business objectives.	The AIP performance metrics are designed to further ITT’s total enterprise objectives. By linking AIP performance to total enterprise performance, collaboration across the enterprise is rewarded.	The AIP sets out short-term performance components. If specific short-term performance goals are met, cash payments that reflect performance across the enterprise may be awarded.
Tie long-term executive compensation to increasing shareholder return.	The long-term incentive award programs link executive compensation to increases in absolute shareholder return or relative shareholder return against industrial peers.	Long-term executive compensation comprises restricted stock or restricted stock units, stock options and target TSR cash awards that are tied to the achievement of three-year relative total shareholder return goals.
Provide reasonable and competitive benefits and perquisites.	Make sure that other employee benefits, including perquisites, are reasonable in the context of a competitive compensation program.	NEOs participate in many of the same benefit plans with the same benefit plan terms as other employees. Certain other benefit plans are available to NEOs and described more fully in “Compensation Tables — ITT Pension Benefits” and “Compensation Tables — ITT Deferred Compensation Plan.” The Compensation Consultant provides survey data on perquisites to the ITT Compensation Committee. Perquisites provided to NEOs are designed to be consistent with competitive practice and are regularly reviewed by the ITT Compensation Committee.

Going Forward.  It is expected that the Xylem Compensation Committee will conduct a thorough review of the current ITT compensation program and adopt a program with objectives, principles and approaches that appropriately reflect our business needs and strategy.

Primary Compensation Components

Historically.  The following sections, including information supplied in tabular form, provide information about Base Salary, the AIP and Long-Term Incentive Target Awards.

BASE SALARY

General Principle	Specific Approach

A competitive salary provides a necessary element of stability.	Salary levels reflect comparable salary levels based on survey data provided by the Compensation Consultant. Salary levels are reviewed annually.
Base salary should recognize individual performance, market value of a position and the incumbent’s tenure, experience, responsibilities, contribution to ITT and growth in his or her role.	Merit increases are based on overall performance and relative competitive market position.

ANNUAL INCENTIVE PLAN (AIP)

General Principle	Specific Approach

The AIP award recognizes contributions to the year’s results and is determined by performance against specific premier metrics on the enterprise level, as well as qualitative factors, as described in more detail in “Compensation Discussion and Analysis — Our Executive Compensation Program — Qualitative Considerations.” The 2010 AIP is structured to reward and emphasize overall enterprise performance and emphasizes collaboration among ITT’s Groups.
The AIP focuses on operating performance, targeting premier metrics considered predictive of top-ranking operating performance. 2010 AIP targets were established based on these four internal premier performance metrics:

•   earnings per share performance,

•   free cash flow,

•   sum of Group return on invested capital, and

•   the sum of Group revenue.

Structure AIP target awards to achieve competitive compensation levels when targeted performance results are achieved. Use objective formulas to establish potential AIP performance awards.	ITT’s AIP provides for an annual cash payment to participating executives established as a target percentage of base salary. AIP target awards are set with reference to the median of competitive practice based on the CDB. Any AIP payment is the product of the annual base salary rate multiplied by the target base salary percentage multiplied by the AIP annual performance factor based on the approved metrics. The ITT Compensation Committee may approve negative discretionary adjustments with respect to NEOs.

LONG-TERM INCENTIVE AWARDS

General Principle	Specific Approach

Design long-term incentives for NEOs to link payouts to success in the creation of shareholder value over time.
The ITT Compensation Committee believes that long-term incentives directly reward NEOs for success in the creation of long-term value creation and enhanced total shareholder return. The ITT Compensation Committee employed four considerations in designing the long-term incentive award program:

•   alignment of executive interests with shareholder interests,

•   a multi-year plan that balances short-term and long-term decision-making,

•   long-term awards included as part of a competitive total compensation package, and

•   retention.

For NEOs, long-term equity-based incentives should recognize current performance as well as the expectation of future contributions.	The ITT Compensation Committee grants restricted stock or restricted stock units and stock options awards to link executive compensation to absolute share price performance. It grants TSR awards to provide a link to ITT’s total shareholder return relative to the TSR Performance Index.
Review award programs annually to provide for regular assessment.	As part of its annual compensation review, the ITT Compensation Committee determines long-term incentive award program components, the percentage weight of each component, and long-term award target amounts.
Use competitive market survey data provided by the Compensation Consultant from a sample of S&P® Industrial Companies to select long-term components designed to advance ITT’s long-term business goals as well as determining competitive target amounts.	In 2010, the ITT Compensation Committee, based on management recommendations, used competitive market data for each of the NEO positions to determine the 2010 long-term award value for each NEO.
Balance absolute share price return and relative share price return.	The ITT Compensation Committee balanced long-term awards among awards designed to encourage relative share price performance and awards designed to encourage absolute share price performance. More information on this allocation is provided in “Compensation Discussion and Analysis — Long Term Incentive Awards Programs.”
Consider the median of competitive market data, as well as individual contributions and business performance in determining target awards.	Specific target awards are set out in the Grants of Plan-Based Awards table below.

Going forward.  It is expected that the Xylem Compensation Committee will adopt similar principles and approaches with respect to Base Salary. With regard to the AIP and aggregate Long-Term Incentive Target Awards (or their equivalents), we expect to develop programs reflecting appropriate measures, goals, and targets for our industry and business objectives and based on our competitive marketplace.

Overview of the AIP and Long-Term Incentive Target Awards

Establishing AIP Performance in 2010

The 2010 AIP format was designed to consider internal business achievements. For 2010, NEOs include officers from the Fluid Technology and the Motion & Flow Control segment and Corporate headquarters.

2010 Internal Premier Performance Metrics

The ITT Compensation Committee studied past and projected earnings per share and other performance measures of comparable multi-industry peers. Six multi-industry companies were identified as “premier” based on their rankings in the top quartile of the majority of the quantitative metrics evaluated. These six companies are:

3M Co. United Technologies Corp. Illinois Tool Works, Inc.	General Electric Co. Emerson Electric Co. Danaher Corp.

Based on an analysis of these premier companies, ITT identified four internal premier performance metrics as most closely predictive of top-ranking operating performance. The AIP design for the 2010 performance year was modified to emphasize business collaboration across each of ITT’s business segments (or “Groups”).

Premier Performance Metric	Why this Metric

• Sum of Group revenue	Revenue reflects ITT’s emphasis on growth. Revenue is defined as reported GAAP revenue excluding the impact of foreign currency fluctuations and contributions from acquisitions and divestitures. ITT’s definition of revenue may not be comparable to similar measures utilized by other companies. Revenue is based on the local currency exchange.
• Free cash flow	Free cash flow reflects ITT’s emphasis on cash flow generation. Free cash flow is defined as GAAP net cash flow from operating activities, less capital expenditures and adjusted for other non-cash special items and discretionary pension contributions. Free cash flow should not be considered a substitute for cash flow data prepared in accordance with GAAP. ITT’s definition of free cash flow may not be comparable to similar measures utilized by other companies. Management believes that free cash flow is an important measure of performance and it is utilized as a measure of ITT’s ability to generate cash.
• Sum of Group return on invested capital (“ROIC”)	The ITT Compensation Committee considers ROIC to be an appropriate measurement of capital utilization in ITT’s businesses and a key element of premier performance. ROIC is defined as EBITA divided by average invested capital. EBITA is equal to operating income plus amortization, which consists of software amortization and other intangible amortization. Invested capital is equal to total assets minus current liabilities, excluding interest bearing current liabilities. Average invested capital is calculated by averaging invested capital over the five most recent quarters.

Premier Performance Metric	Why this Metric

• Earnings per share (“EPS”) performance	The ITT Compensation Committee believes that EPS performance is an appropriate measure of ITT’s total performance and employed the ITT EPS performance metric to encourage focus on the achievement of premier earnings performance for the overall company. EPS performance is defined as GAAP net income from continuing operations per diluted share, adjusted to exclude items such as unusual and infrequent non-operating items, non-operating tax settlements or adjustments relating to prior periods and impacts from acquisitions and divestitures.

Internal performance metrics are weighted to represent operational goals. In order to encourage focus on total company performance, earnings per share performance across the enterprise represented 40% of the overall performance metrics for ITT’s 2010 AIP.

2010 Internal Performance Metrics Weight

Total Enterprise
2010 Metrics	Performance Percentage

Sum of Group Revenue	20%
Free Cash Flow	20%
Sum of Group ROIC	20%
EPS Performance	40%

As executive officers of ITT in 2010, the 2010 AIP Awards for Mses. McClain and Buonocore and Mr. Jimenez were subject only to negative discretion by the ITT Compensation Committee based on four qualitative business goals: Portfolio Repositioning, Differentiated Organic Growth, Strategic Execution, and Cultural Transformation. However, since Mr. Speetzen was not an executive officer of ITT in 2010, his 2010 AIP Award was subject to negative and positive discretion based on an assessment of his individual performance by Ms. McClain, Mr. Loranger, as ITT’s President and CEO, and ITT’s Senior Vice President and Chief Financial Officer.

2010 Internal Performance Metric Attainment and Payout Design

We pay for AIP performance that clearly demonstrates substantial achievement of plan goals. We established strong incentives for revenue performance and set aggressive goals for other metrics. In order to achieve an AIP payout, each metric must meet a certain threshold for that component to be considered in the calculation. For example, EPS performance below the 50% payout percentage of target would result in that metric being reflected as zero in the AIP calculation.

Earnings Per Share Performance	$3.75	$4.00	$4.50
Earnings Per Share Payout Percentage of Target	50%	100%	200%

Sum of Group revenue must meet or exceed a 90% threshold performance. The remaining metrics must meet or exceed an 85% threshold performance level (as described in the chart below).

	2010 AIP Attainment and Payout Design
	Revenue			Remaining Metrics

Performance Percentage of Target	90%	100%	110%	85%	100%	120%
Payout Percentage of Target	50%	100%	200%	50%	100%	200%

In 2010, each performance component of the AIP and the overall AIP award were capped at 200%. Results are interpolated between points.

2010 AIP Performance Targets and Performance

The ITT Compensation Committee, after considering management recommendations, established 2010 AIP performance targets for the NEOs based on the applicable internal premier performance metrics and ITT’s approved annual operating plan, taking into consideration ITT’s aspirational business goals. Successful attainment of both qualitative factors and quantitative factors (described in “Compensation Discussion and Analysis — Our Executive Compensation Program — Qualitative Considerations” and “Compensation Discussion and Analysis — 2010 Internal Performance Metric Attainment and Payout Design”) are achievable only if the enterprise and the individual NEO perform at levels established by the ITT Compensation Committee. As permitted by the 1997 Annual Incentive Plan for Executive Officers, the ITT Compensation Committee may exclude the impact of acquisitions, dispositions and other special items in computing AIP. The 2010 performance targets for EPS performance, free cash flow performance for ITT, sum of Group revenue and sum of Group ROIC are described below:

Performance Target at
Metric (all $ amounts in millions other than earnings per share performance)	100% Payment

EPS Performance	$4.00
Free Cash Flow	$740
Sum of Group Revenue	$11,200
Sum of Group ROIC	21.1%

2010 Target AIP Award Percentage of Base Salary and Weighting of AIP Performance Components

	Target Award			Sum of	ITT EPS	Total
	Percentage of	Sum of Group	Free Cash	Group ROIC	Performance	Enterprise
Named Executive Officer	Base Salary	Revenue(a)	Flow(b)	(c)	(d)	Performance

Gretchen W. McClain	80%	20%	20%	20%	40%	a+b+c+d
Michael T. Speetzen	50%	20%	20%	20%	40%	a+b+c+d
Frank R. Jimenez	60%	20%	20%	20%	40%	a+b+c+d
Angela A. Buonocore	60%	20%	20%	20%	40%	a+b+c+d

For NEOs, the 2010 AIP potential payment was calculated as follows:

2010 AIP Potential Payout = Annual Base Salary Rate x Target Award Percentage of Base Salary x Results of Total Enterprise Performance interpolated up to 200% for performance above goal, subject to negative or positive discretion, as applicable, as discussed above.

2010 AIP Awards Paid in 2011

On March 3, 2011, the ITT Compensation Committee determined the 2010 AIP awards for Mses. McClain and Buonocore and Mr. Jimenez. No negative discretion was exercised by the ITT Compensation Committee. As permitted by the 1997 Annual Incentive Plan for Executive Officers, the ITT Compensation Committee excluded the impact of acquisitions, dispositions and other special items in computing AIP performance relating to AIP targets, which AIP targets also excluded these items. In addition to her 2010 AIP Award, the ITT Compensation Committee also awarded Ms. Buonocore a discretionary bonus award of $15,700 outside of the 2010 AIP in recognition of her strong contributions and strategic importance to the business. 2010 AIP award. 2010 AIP Awards for NEOs are also included in the Summary Compensation Table below.

The 2010 AIP Award for Mr. Speetzen was reviewed and approved by Ms. McClain, Mr. Loranger, as ITT’s President and CEO and ITT’s Senior Vice President and Chief Financial Officer. In recognition of his contributions to the strategic execution of the business, Ms. McClain, Mr. Loranger and ITT’s Senior Vice President and Chief Financial Officer determined to exercise their positive discretion and awarded Mr. Speetzen a 2010 AIP Award that was 8% above the payout he could have received based on his Total Enterprise Performance Payout Percentage.

The adjusted AIP targets and AIP performance and the resulting performance and payout percentages for each component of the AIP were are as follows:

	Adjusted
	Performance
Metric (all $ amounts in millions other than	Target at 100%	Adjusted 2010	Performance	Payout Percentage
earnings per share performance)	Payment	Performance	Percentage of Target	of Target

EPS Performance	$3.93	$4.34	110.4%	182%
Free Cash Flow	$720	$924	128.4%	206%
Sum of Group Revenue	$11.0	$10,831	98.5%	93%
Sum of Group ROIC	21.2%	21.86%	103.0%	112%

The following table illustrates the calculation of the 2010 AIP Awards paid in 2011:

	Annual Base
	Salary *		Free Cash	Sum of		Total
	Target	Sum of	Flow	Group	ITT EPS	Enterprise
	Award	Group	Payout	ROIC	Performance	Performance
	Percentage	Revenue	Percentage	Percentage	Percentage	Percentage	Actual AIP 2010
	of Base	Percentage	Achieved	Achieved	Achieved	Achieved	Awards (x) *
Named Executive Officer	Salary(x)	Achieved(a)	(b)	(c)	(d)	(a+b+c+d)	(a+b+c+d)

Gretchen W. McClain	$424,000	18.5%	40%	22.5%	72.8%	154.4%	$654,700
Michael T. Speetzen	$156,000	18.5%	40%	22.5%	72.8%	154.4%	$260,100	(1)
Frank R. Jimenez	$249,000	18.5%	40%	22.5%	72.8%	154.4%	$384,500
Angela A. Buonocore	$204,000	18.5%	40%	22.5%	72.8%	154.4%	$315,000

(1)	As described above, in recognition of his contributions to the strategic execution of the business, Mr. Speetzen was awarded a 2010 AIP Award that was 8% above the payout he would have received based on his Total Enterprise Performance Payout Percentage.

2011 Internal Performance Metric Attainment and Payout Design

To focus the businesses on operating performance during the spin-off, the 2011 Internal Performance Metric Attainment and Payout Design is structured to emphasize performance at the value center level, which is a level below the business segment or group level. However, 2011 AIP awards for the NEOs will still be based on the performance of all ITT businesses as a whole through the date immediately prior to the spin-off. The performance metrics and payout design for 2011 AIP awards for the period after the spin-off have not yet been determined.

The 2011 AIP metrics for the NEOs for the period prior to the spin-off are weighted as follows:

Total Value Center Consolidated Operating Income	50%
Total Value Center Operating Plan Cash Flow	30%
Total Value Center Plan Revenue	20%

While the ITT Compensation Committee did not undertake a study of “premier” companies in setting the 2011 AIP metrics for the period prior to the spin-off, the ITT Compensation Committee determined that the above metrics would be most closely predictive of top-ranking operating performance in 2011. Internal performance metrics were weighted to represent operational goals. The ITT Compensation Committee eliminated earnings per share performance across the enterprise as one of the performance metrics for the period prior to the spin-off in order to further emphasize performance at the value center level for those employees who are not NEOs and whose 2011 AIP for the period prior to the spin-off will be based on the performance of their individual value center.

Total Value Center Consolidated Operating Income must meet or exceed a 90% threshold performance. The remaining metrics must meet or exceed an 85% threshold performance level (as described in the chart below).

	2011 AIP Attainment and Payout Design
	Consolidated Operating Income
				Remaining Metrics

Performance Percentage of Target	90%	100%	110%	85%	100%	120%
Payout Percentage of Target	50%	100%	200%	50%	100%	200%

Similar to the 2010 AIP, in 2011, each performance component of the AIP and the overall AIP award will be capped at 200% and results will be interpolated between points.

2011 Target AIP Award Percentage of Base Salary and Weighting of AIP Performance Components

		Total Value
		Center	Total Value
	Target Award	Consolidated	Center	Total Value	Total Value
	Percentage of	Operating	Operating Plan	Center Plan	Center
Named Executive Officer	Base Salary	Income (a)	Cash Flow (b)	Revenue (c)	Performance

Gretchen W. McClain	85%	50%	30%	20%	a+b+c
Michael T. Speetzen	50%	50%	30%	20%	a+b+c
Frank R. Jimenez	60%	50%	30%	20%	a+b+c
Angela A. Buonocore	60%	50%	30%	20%	a+b+c

For NEOs, the 2011 AIP potential payment for the period prior to the spin-off will be calculated as follows:

2011 AIP Potential Payout = Annual Base Salary Rate x Target Award Percentage of Base Salary x Results of Total Value Center Performance interpolated up to 200% for performance above goal, subject to negative discretion.

Going Forward.  In connection with the separation, we expect to adopt an annual incentive plan with terms to be determined by the Xylem Compensation Committee. We expect this program will be designed to reflect measures, targets and goals reflective of our business and industry using our competitive marketplace as a benchmark.

Long-Term Incentive Awards Program

Historically.  ITT’s long-term incentive award component for senior executives has three subcomponents, each of which directly ties long-term compensation to long-term value creation and shareholder return:

•	Restricted stock or restricted stock unit awards. In 2010 the ITT Compensation Committee awarded restricted stock awards. In 2011 the ITT Compensation Committee determined to award restricted stock units, which will be settled in shares upon vesting. Restricted stock units provide the same economic risk or reward as restricted stock, but recipients do not have voting rights and do not receive cash dividends during the restriction period. Dividend equivalents are accrued and paid in cash upon vesting of the restricted stock units. The ITT Compensation Committee determined to award restricted stock units rather than restricted stock in 2011 because restricted stock unit awards provide consistent tax treatment for domestic and international employees,

•	Non-qualified stock option awards, and

•	Performance-based Cash Awards, referred to as TSR Awards. The TSR award plan provides a target cash incentive that directly links ITT’s three-year total shareholder return performance to the same performance measure for each company included within the S&P 500 index, excluding companies in the utility, transportation service and financial service industries (described herein as the “TSR Performance Index”). The TSR Performance Index is adjusted to exclude companies that are added or deleted from the S&P 500 index during the performance period. As of December 31, 2010 the TSR Performance Index included between 312 and 365 companies, based on award year.

The following table describes the 2010 TSR target and equity awards for the NEOs.

	TSR	Non-Qualified
	(Target Cash	Stock Option	Restricted Stock
	Award)	Award	Award
Named Executive Officer	$	# Options	# Shares

Gretchen W. McClain	360,000	24,049	7,503
Michael T. Speetzen(1)	100,000	7,135	2,084
			8,000
Frank R. Jimenez	166,700	11,890	3,474
Angela A. Buonocore	135,000	9,019	2,814

(1)	As described in “Compensation Tables — Grants of Plan Based Awards,” Mr. Speetzen received a special retention award of 8,000 shares of restricted stock in recognition of his strategic importance to the business. 2,400 shares vest on March 5, 2013 and 5,600 shares vest on March 5, 2014.

Allocation of Long-Term Incentive Components

The 2010 Long-Term Incentive Program Awards were allocated as follows: 1/3 TSR calculated at target payment amount, 1/3 non-qualified stock options and 1/3 shares of restricted stock. A program valuation date of February 8, 2010 was used to determine the number of options and shares of restricted stock to be granted pursuant to this allocation. The number of options to be granted was based on the lattice value on the February 8, 2010 valuation date. The number of shares of restricted stock to be granted was based on the average of the high and low ITT stock price on the valuation date. The actual awards were granted on March 5, 2010.

2010 Long-Term Incentive Program

Restricted Stock Subcomponent

Grants of restricted stock provide NEOs with stock ownership of unrestricted shares after the restriction lapses. NEOs received restricted stock awards because, in the judgment of the ITT Compensation Committee and based on management recommendations, these individuals are in positions most likely to assist in the achievement of ITT’s long-term value creation goals and to create shareholder value over time. The ITT Compensation Committee reviews all proposed grants of shares of restricted stock for executive officers prior to award, including awards based on performance, retention-based awards and awards contemplated for new employees as part of employment offers.

Key elements of the 2010 restricted stock program were:

•	Holders of restricted stock have the right to receive dividends and vote the shares during the restriction period,

•	Restricted stock generally is subject to a three-year restriction period,

•	If an acceleration event occurs (as described in “Compensation Tables — Change of Control Arrangements”) the restricted stock vests in full,

•	If an employee dies or becomes disabled, the restricted stock vests in full,

•	If an employee leaves ITT prior to vesting, whether through resignation or termination for cause, the restricted stock is forfeited, and

•	If an employee retires or is terminated other than for cause, a pro-rata portion of the restricted stock award vests. With respect to a termination other than for cause, the pro-rata portion includes vesting that reflects the applicable severance period.

In certain cases, such as for new hires or to facilitate retention, selected employees may receive restricted stock subject to different vesting terms as determined by the ITT Compensation Committee.

Non-Qualified Stock Options Subcomponent

Non-qualified stock options permit optionees to buy ITT stock in the future at a price equal to the stock’s value on the date the option was granted, which is the option exercise price. Non-qualified stock option terms were selected after the ITT Compensation Committee’s review and assessment of the CDB and consideration of terms best suited to ITT.

For Ms. McClain and Ms. Buonocore, non-qualified stock options do not vest until three years after the award date. This delayed vesting is referred to as three-year cliff vesting. This vesting schedule prohibits early option exercises, notwithstanding share price appreciation, and focuses senior executives on ITT’s long-term value creation goals. Stock options awarded to Mr. Jimenez and Mr. Speetzen in 2010 vest in one-third annual installments.

In 2010, the fair value of stock options granted under the employee stock option program was calculated using a binomial lattice valuation model. The ITT Compensation Committee considered this a preferred model since the model can incorporate multiple and variable assumptions over time, including assumptions such as employee exercise patterns, stock price volatility and changes in dividends.

Key elements of the 2010 non-qualified stock option program were:

•	The option exercise price of stock options awarded is the NYSE closing price of ITT’s common stock on the date the award is approved by the ITT Compensation Committee,

•	For options granted to new executives, the option exercise price of approved stock option awards is the closing price on the grant date, generally the day following the first day of employment,

•	Options cannot be exercised prior to vesting,

•	Three-year cliff vesting is required for executives at the level of senior vice president or above. Stock options vest in one-third cumulative annual installments for executives below the senior vice president level,

•	If an acceleration event occurs (as described in “Compensation Tables — Change of Control Arrangements”), the stock option award vests in full,

•	Options awarded in 2010 and 2011 and prior to 2005 expire ten years after the grant date. Options awarded between 2005 and 2009 expire seven years after the grant date. In 2010, the seven-year option term was extended to ten years based on a review of competitive market practices,

•	If an employee is terminated for cause, vested and unvested portions of the options expire on the date of termination,

•	ITT Corporation 2003 Equity Incentive Plan (the “2003 Plan”) and ITT’s 2011 Omnibus Incentive Plan prohibit the repricing of, or exchange of, stock options and stock appreciation rights that are priced below the prevailing market price with lower-priced stock options or stock appreciation rights without shareholder approval, and

•	There may be adjustments to the post-employment exercise period of an option grant if an employee’s tenure with ITT is terminated due to death, disability, retirement or termination by ITT other than for cause. Any post-employment exercise period, however, cannot exceed the original expiration date of the option. If employment is terminated due to an acceleration event or because the option holder believes in good faith that he or she would be unable to discharge his or her duties effectively after the acceleration event, the option expires on the earlier of the date seven months after the acceleration event or the normal expiration date.

•	Currently, no individual may receive more than 600,000 options under the 2003 Plan in any one year.

Why both restricted stock or restricted stock units and stock options.  A balanced award of restricted stock or restricted stock units and non-qualified stock options provides a combination of incentives for absolute share price appreciation. The following table provides an overview of some of the main characteristics of restricted stock or restricted stock units and non-qualified stock options.

Restricted Stock or Restricted Stock Units	Non-Qualified Stock Options

A restricted stock award is a grant of ITT stock, subject to certain vesting restrictions. A restricted stock unit award is a promise to deliver to the recipient, upon vesting, shares of ITT stock. Both restricted stock and restricted stock units carry the same economic risk and reward.	Non-qualified stock options provide the opportunity to purchase ITT stock at a specified price called the “exercise price” at a future date.
Holders of restricted stock, as shareholders of ITT, are entitled to vote the shares and receive dividends or dividend equivalents prior to vesting. Holders of restricted stock units are not entitled to vote the shares and do not receive cash dividends during the restriction period. Dividend equivalents are paid in cash upon restricted stock unit vesting beginning with the 2011 awards.	Stock option holders do not receive dividends on shares underlying options and cannot vote their shares.
Restricted stock and restricted stock units have intrinsic value on the day the award is received and retain some realizable value even if the share price declines during the restriction period. Since restricted stock and restricted stock units do not expire, each provides strong employee retention value even after vesting.	Non-qualified stock options increase focus on activities primarily related to absolute share price appreciation. ITT’s non-qualified stock options expire ten or seven years after their grant date depending on the year of award. If the value of ITT’s stock increases and the optionee exercises his or her option to buy at the exercise price, the optionee receives a gain in value equal to the difference between the option exercise price and the price of the stock on the exercise date. If the value of ITT’s stock fails to increase or declines, the stock option has no realizable value. Stock options provide less retention value than restricted stock since stock options have realizable value only if the share price appreciates over the option exercise price before the options expire.

The ITT Compensation Committee has selected vesting terms for restricted stock, restricted stock units and stock options based on the Compensation Consultant’s review and assessment of the CDB, as well as the ITT Compensation Committee’s view of the vesting terms appropriate for ITT. The ITT Compensation Committee considers the Compensation Consultant’s review and assessment of CDB, as well as individual performance, in determining the quantity of restricted stock, restricted stock units and stock option awards.

Total Shareholder Return (TSR) Awards Subcomponent

The following table describes some of the main features of TSR awards and describes how the ITT Compensation Committee considers those features as it determines target TSR awards.

Feature	Implementation

TSR rewards comparative stock price appreciation relative to that of the TSR Performance Index	The ITT Compensation Committee, at its discretion, determines the size and frequency of target TSR awards, performance measures and performance goals, in addition to performance periods. In determining the size of target TSR awards for executives, the ITT Compensation Committee considers comparative data provided by the Compensation Consultant and ITT’s internal desired growth in share price. ITT’s target TSR awards provided to NEOs are generally based on a participant’s position, competitive market data, individual performance and anticipated potential contributions to ITT’s long-term goals.
Three-year performance period	A three-year TSR performance period encourages behaviors and performance geared to ITT’s long-term goals and, in the view of the ITT Compensation Committee, discourages behaviors that might distract from the three-year period focus. The three-year performance period is consistent with ITT’s business cycle because it allows sufficient time for focus on long-term goals and mutes market swings not based on performance. The three-year performance period is also somewhat independent of short-term market cycles.
Performance measurement and award frequency:	ITT’s performance for purposes of the TSR awards is measured by ranking ITT’s calculated total shareholder return (see TSR calculation feature) within the TSR performance index. Payouts, if any, are based on a non-discretionary formula and interpolated for values between the 35th and 80th percentile of performance. The ITT Compensation Committee felt these breakpoints were properly motivational and rewarded the desired behavior. The payout factor (percentage of target award) is 50% at the 35th percentile and 200% at the 80th percentile.
TSR awards are expressed as target cash awards and paid in cash.	Cash awards compensate relative performance while reducing share dilution.
Components of TSR
The ITT Compensation Committee considered the components of a measurable return of value to shareholders, reviewed peer practices and received input from the Compensation Consultant. Based on that review the ITT Compensation Committee determined that the most significant factors to measure return of value to shareholders were:

•   dividend yields,

•   cumulative relative change in stock price, and

•   extraordinary shareholder payouts.

Feature	Implementation

TSR calculation	TSR = the sum of 1) dividends paid and reinvested and any other extraordinary shareholder payouts during the three-year performance period and 2) the cumulative change in stock price from the beginning to the end of the performance period as a percentage of beginning stock price.

Amount of target TSR awards.  The ITT Compensation Committee considers individual performance and competitive market data in determining target TSR awards.

Key elements of the long-term incentive plan under which TSR awards are granted include:

•	If a participant’s employment terminates before the end of the three-year performance period, the award is forfeited except in two cases: 1) if a participant dies or becomes disabled, the TSR award vests in full and payment, if any, is made according to its original terms. Vesting in full in the case of death or disability reflects the inability of the participant to control the triggering event and is consistent with benefit plan provisions related to death and disability; and 2) if a participant retires or is terminated by ITT other than for cause, a pro-rata payout, if any, is provided based on the number of full months of employment during the measurement period divided by thirty-six months (the term of the three-year TSR). This pro-rated payout, if any, is provided because it reflects the participant’s service during the pro-rated period.

•	ITT’s performance for purposes of the TSR awards is measured by comparing the average stock price performance over the trading days in the month of December immediately prior to the start of the TSR three-year performance period to the average stock price performance over the trading days in the last month of the three-year cycle, including adjustments for dividends and extraordinary payments. (For example, trading days in the month of December 2010 are used as a base for 2011 TSR awards, which will be measured from January 1, 2011 to December 31, 2013).

•	Payment, if any, of cash awards generally will be made following the end of the applicable three-year performance period and will be based on ITT’s performance measured against the total shareholder return performance of the TSR Performance Index.

•	Subject to the provisions of Section 409A, in the event of an acceleration event in a change of control (described in “Compensation Tables — Change of Control Arrangements”), a pro-rata portion of outstanding awards will be paid through the date of the change of control based on actual performance and the balance of the award will be paid at target (100%). There may be up to three outstanding TSR awards at any time.

•	Performance goals for the applicable TSR performance period are established in writing no later than ninety days after the beginning of the applicable performance period.

Performance Goals and Payments for the TSR.  Individual targets for the NEOs for the 2010-2012 performance period are provided in the Grants of Plan Based Awards table below. Payouts, if any, are based on a non-discretionary formula and interpolated for values between the 35th and 80th percentile of performance. The ITT Compensation Committee felt these breakpoints were properly motivational and rewarded the desired behavior.

If ITT’s Total Shareholder Return
Rank Against the Companies that Comprise	Payout Factor
the TSR Performance Index is	(% of Target Award)

less than the 35(th) percentile	0%
at the 35(th) percentile	50%
at the 50(th) percentile	100%
at the 80(th) percentile or more	200%

The following performance goals were established for TSR awards for the performance period January 1, 2008 through December 31, 2010 and January 1, 2009 through December 31, 2011.

If ITT’s Total Shareholder Return
Rank Against the Companies that Comprise	Payout Factor
the TSR Performance Index is	(% of Target Award)

less than the 35(th) percentile	0%
at the 35(th) percentile	50%
at the 50(th) percentile	100%
at the 80(th) percentile or more	200%

ITT achieved a 25.89th percentile ranking in the TSR Performance Index for the 2008-2010 performance period, resulting in no cash payment under the TSR for this performance period.

Going Forward.  It is expected that the Xylem Compensation Committee will review ITT’s long-term incentive awards program and determine the appropriate structure and mix of components appropriate for our business needs. Similar to ITT, we would expect to deliver multiple forms of long-term incentive awards; however, the vehicles provided, the blend of these vehicles and the measures used to determine our long-term performance may differ.

2011 Long-Term Incentive Awards

The following table describes the 2011 long-term incentive awards for the NEOs, as determined by the ITT Compensation Committee on March 3, 2011.

	TSR	Non-Qualified
	(Target Cash	Stock Option	Restricted Stock
	Award)	Award	Unit Award
Named Executive Officer	$	# Options	# Units

Gretchen W. McClain	533,300	33,459	9,111
Michael T. Speetzen	110,000	7,640	1,879
Frank R. Jimenez	233,300	16,205	3,986
Angela A. Buonocore	166,700	10,456	2,847

Going Forward.  We intend to adopt, subject to the approval of ITT prior to the separation in its capacity as our sole stockholder, the Xylem 2011 Omnibus Incentive Plan. The Xylem 2011 Omnibus Incentive Plan is expected to permit us to grant stock options, stock appreciation rights, stock awards, other stock-based awards and target cash awards based on attainment of performance goals. The reserve placed in the Xylem 2011 Omnibus Incentive Plan will be expected to be sufficient to maintain our stock-based incentive plans for      years. Under the Xylem 2011 Omnibus Incentive Plan, no individual may receive more than      options in any one year. The Xylem 2011 Omnibus Incentive Plan will not permit repricing of stock options without shareholder approval and will generally comply in all significant aspects with best practices in corporate governance of stock-based compensation plans.

Stock Ownership Guidelines

Historically.  The ITT Board of Directors’ share ownership guidelines currently provide for share ownership levels at five times the annual retainer amount. Non-management directors receive a portion of their retainer in restricted stock or restricted stock units, which are paid in shares when the restricted stock units vest. Non-management directors are encouraged to hold such shares until their total share ownership meets or exceeds the ownership guidelines.

Share ownership guidelines for corporate officers, first approved by ITT’s Board of Directors during 2001, are regularly reviewed. The guidelines specify the desired levels of ITT stock ownership and encourage a set of behaviors for each officer to reach the guideline levels. The approved guidelines require share ownership expressed as a multiple of base salary for all corporate officers.

Specifically the guidelines apply as follows: chief executive officer at five times annual base salary; chief financial officer at three times annual base salary; senior vice presidents and group presidents at two times annual base salary; and all other corporate vice presidents at one times annual base salary. In achieving these ownership levels, shares owned outright, ITT restricted stock and restricted stock units, shares held in the ITT dividend reinvestment plan, shares owned in the ITT Salaried Investment and Savings Plan, and “phantom” shares held in a fund that tracks an index of ITT’s stock in the deferred compensation plan are considered.

To attain the ownership levels set forth in the guidelines it is expected that any restricted shares that become unrestricted will be held, and that all shares acquired through the exercise of stock options will be held, except, in all cases, to the extent necessary to meet tax obligations.

Compliance with the guidelines is monitored periodically. Consistent with the guidelines, the share ownership levels have been substantially met for most of non-management directors and ITT officers as of January 31, 2011. Non-management directors and ITT officers are afforded a reasonable period of time to meet the guidelines. ITT has taken the individual tenure and non-management directors and corporate officer share ownership levels into account in determining compliance with the guidelines.

Stock Ownership Guidelines Summary

Non-management directors	5 X Annual Retainer Amount
CEO	5 X Annual Base Salary
CFO	3 X Annual Base Salary
Senior Vice Presidents	2 X Annual Base Salary
Vice Presidents	1 X Annual Base Salary

Going Forward.  It is expected that the Xylem Compensation Committee will establish similar share ownership guidelines for our non-management directors and corporate officers that are consistent with general marketplace practices in this regard. Specific guidelines have not yet been determined.

Recoupment Policy

Historically.  In 2008, ITT, upon the recommendation of the ITT Compensation Committee, adopted a policy that provides for recoupment of performance-based compensation if the Board of Directors determines that a senior executive has engaged in fraud or willful misconduct that caused or otherwise contributed to the need for a material restatement of ITT’s financial results. In such a situation, the Board will review all compensation awarded to or earned by that senior executive on the basis of ITT’s financial performance during fiscal periods materially affected by the restatement. This would include annual cash incentive and bonus awards and all forms of equity-based compensation. If, in the Board’s view, the compensation related to ITT’s financial performance would have been lower if it had been based on the restated results, the Board will, to the extent permitted by applicable law, seek recoupment from that senior executive of any portion of such compensation as it deems appropriate after a review of all relevant facts and circumstances. The NEOs are covered by this policy.

Going Forward.  The Xylem Compensation Committee will consider and develop a similar policy to provide for recoupment of performance-based compensation if the Board of Directors determines that a senior executive has engaged in fraud or willful misconduct. However, the policy will be reviewed and updated for consistency with the final rules issued by the SEC implementing the clawback provisions set forth in the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Consideration of Material Non-Public Information

Historically.  ITT typically closes the window for insiders to trade in ITT’s stock in advance of, and for a period of time immediately following, earnings releases and Board and Committee meetings, because ITT and insiders may be in possession of material non-public information. The first quarter Committee meeting at which compensation decisions and awards are typically made for employees usually occurs during a Board meeting period, so stock option awards may occur at a time when ITT is in possession of material non-public information. The ITT Compensation Committee does not consider the possible possession of material non-public information when it determines the number of non-qualified stock options granted, price of options granted or timing of non-qualified stock options granted. Rather, it uses competitive data, individual performance and retention considerations when it grants non-qualified stock options, restricted stock or restricted stock units and TSR awards under the long-term incentive program.

Non-qualified stock option awards and restricted stock awards or restricted stock unit awards granted to NEOs, senior and other executives, and Directors are awarded and priced on the same date as the approval date. ITT may also award non-qualified stock options in the case of the promotion of an existing employee or hiring of a new employee. Again, these non-qualified stock option grants may be made at a time ITT is in possession of material non-public information related to the promotion or the hiring of a new employee or other matters. ITT does not time its release of material non-public information for the purpose of affecting the value of executive compensation, and executive compensation decisions are not timed to the release of material non-public information.

Going Forward.  It is expected that the Xylem Compensation Committee will establish a similar policy with respect to window periods in advance of, and immediately following, earnings releases and Board and Committee meetings, and the appropriate treatment of material non-public information.

ITT Salaried Investment and Savings Plan

Historically.  Most of ITT’s salaried employees who work in the United States participate in the ITT Salaried Investment and Savings Plan, a tax-qualified savings plan, which allows employees to contribute to the plan on a before-tax basis and/or after-tax basis. ITT makes a floor contribution of 1/2 of 1% of base salary to the plan for all eligible employees and matches employee contributions up to 6% of base salary at the rate of 50%. Participants can elect to have their contributions and those of ITT invested in a broad range of investment funds including ITT stock. Federal law limits the amount of compensation that can be used to determine employee and employer contribution amounts ($245,000 in 2010) to the tax-qualified plan. Accordingly, ITT has established and maintains a non-qualified, unfunded ITT Excess Savings Plan that is discussed in more detail in the narrative to the 2010 Nonqualified Deferred Compensation table below.

Going Forward.  It is expected that the Xylem Compensation Committee will adopt and implement competitive post-employment compensation programs. The specific plans and terms of such plans have not yet been determined.

Post-Employment Compensation

Salaried Retirement Plan

Historically.  Most of ITT’s salaried employees who work in the United States participate in the ITT Salaried Retirement Plan. Under the plan, participants have the option, on an annual basis, to elect to be covered by either a Traditional Pension Plan or a Pension Equity Plan formula for future pension accruals. The ITT Salaried Retirement Plan is a tax-qualified plan, which provides a base of financial security for employees after they cease working. The plan is described in more detail in the narrative related to Pension Benefits in “Compensation Tables — ITT Pension Benefits” and in the 2010 Pension Benefits table below.

Going Forward.  It is expected that ITT will transfer the ITT Salaried Retirement Plan, together with all of its associated assets and liabilities, to Exelis and that Exelis will maintain the ITT Salaried Retirement Plan going forward. It is expected that the NEOs will no longer participate in the ITT Salaried Retirement Plan and that benefits under this plan will be frozen as of the date of the spin-off for all Xylem and ITT employees not solely dedicated to Exelis. It is expected that Xylem and ITT will adopt and implement competitive post-employment compensation programs.

Excess Pension Plans

Historically.  Because federal law limits the amount of benefits that can be paid and the amount of compensation that can be recognized under tax-qualified retirement plans, ITT has established and maintains non-qualified, unfunded excess pension plans solely to pay retirement benefits that could not be paid from the

ITT Salaried Retirement Plan. Benefits under the excess pension plans are generally paid directly by ITT. Participating officers with excess plan benefits had the opportunity to make a one-time election prior to December 31, 2008 to receive their excess benefit earned under the Traditional Pension Plan formula (described in “Compensation Tables — ITT Pension Benefits”) in a single discounted sum payment or as an annuity. An election of a single-sum payment is only effective if the officer meets the requirements for early or normal retirement benefits under the plan; otherwise, the excess benefit earned under the Traditional Pension Plan formula will be paid as an annuity. Since the excess pension plans are an unfunded obligation of ITT, in the event of a change of control, any excess plan benefit would be immediately payable, subject to any applicable Section 409A restrictions with respect to form and timing of payments, and would be paid in a single discounted sum. The single-sum payment provision provides executives the earliest possible access to the funds in the event of a change of control, and avoids leaving unfunded pension payments in the hands of the acquirer.

Going Forward.  It is expected that ITT will transfer the Excess Pension Plan, together with all of its associated assets and liabilities, to Exelis and that Exelis will maintain the Excess Pension Plan going forward. It is expected that the NEOs will no longer participate in the Excess Pension Plan and that benefits under this plan will be frozen as of the date of the spin-off for all Xylem and ITT employers not solely dedicated to Exelis. It is expected that the Xylem Compensation Committee will adopt and implement competitive post-employment compensation programs. The specific plans and terms of such plans have not yet been determined.

Deferred Compensation Plan

Historically.  ITT NEOs are also eligible to participate in the ITT Deferred Compensation Plan, which is described in more detail in “Compensation Tables — ITT Deferred Compensation Plan.” This plan provides executives an opportunity to defer receipt of between 2% and 90% of any AIP payments they earn. The amount of deferred compensation ultimately received reflects the performance of benchmark investment funds made available under the Deferred Compensation Plan as selected by the executive. Participants in the Deferred Compensation Plan may elect a fund that tracks the performance of ITT common stock.

Going Forward.  It is expected that the Xylem Compensation Committee will adopt and implement competitive post-employment compensation programs. The specific plans and terms of such plans have not yet been determined.

Severance Plan Arrangements

Historically.  ITT maintains two severance plans for its senior executives — the Senior Executive Severance Pay Plan and the Special Senior Executive Severance Pay Plan. ITT’s Senior Executive Severance Pay Plan and Special Senior Executive Severance Pay Plan were originally established in 1984 and are regularly reviewed by the ITT Compensation Committee. These plans are described in more detail “Compensation Tables — Potential Post-Employment Compensation.” The severance plans apply to ITT’s key employees as defined by Section 409A. ITT’s severance plan arrangements are not considered in determining other elements of compensation.

Senior Executive Severance Pay Plan.  The purpose of this plan is to provide a period of transition for senior executives. Senior executives who are U.S. citizens or who are employed in the United States are covered by this plan. The plan generally provides for severance payments if ITT terminates a senior executive’s employment without cause.

The exceptions to severance payment are:

•	the executive terminates his or her own employment,

•	the executive’s employment is terminated for cause,

•	termination occurs after the executive’s normal retirement date under the ITT Salaried Retirement Plan, or

•	termination occurs in certain divestiture instances if the executive accepts employment or refuses comparable employment.

No severance is provided for termination for cause, because ITT believes employees terminated for cause should not receive additional compensation. No severance is provided in the case of termination after a normal retirement date because the executive will be eligible for retirement payments under the ITT Salaried Retirement Plan. No severance is provided where an executive accepts or refuses comparable employment because the executive has the opportunity to receive employment income from another party under comparable circumstances.

Mses. McClain and Buonocore and Mr. Jimenez participate in this plan. Mr. Speetzen does not participate in this plan. Mr. Speetzen is covered by the ITT Severance Policy which provides for severance based on salary level and years of service.

Special Senior Executive Severance Pay Plan.  The purpose of this plan is to provide compensation in the case of termination of employment in connection with an acceleration event (defined in “Compensation Tables — Change of Control Arrangements”) including a change of control. The provisions of this plan are specifically designed to address the inability of senior executives to influence ITT’s future performance after certain change of control events. The plan is structured to encourage executives to act in the best interests of shareholders by providing for certain compensation and retention benefits and payments, including change of control provisions, in the case of an acceleration event.

The purposes of these provisions are to:

•	provide for continuing cohesive operations as executives evaluate a transaction, which, without change of control protection, could be personally adverse to the executive,

•	keep executives focused on preserving value for shareholders,

•	retain key talent in the face of potential transactions, and

•	aid in attracting talented employees in the competitive marketplace.

As discussed above, this plan provides severance benefits for covered executives, including any NEO whose employment is terminated by ITT other than for cause, or where the covered executive terminates his or her employment for good reason within two years after the occurrence of an acceleration event as described below (including a termination due to death or disability) or if during the two-year period following an acceleration event, the covered executive had grounds to resign with good reason or the covered executive’s employment is terminated in contemplation of an acceleration event that ultimately occurs.

The plan is designed to put the executive in the same position, from a compensation and benefits standpoint, as he or she would have been in without the acceleration event. With respect to incentive plan awards, since the executive will no longer have the ability to influence the corporate objectives upon which the awards are based, the plan provides that any AIP awards are paid out at target 100%. In the event of a change of control, a pro-rata portion of outstanding TSR awards will be paid through the date of the change of control based on actual performance and the balance of the award will be paid at target (100%). More information about the Special Senior Executive Severance Pay Plan is provided in “Compensation Tables — Potential Post-Employment Compensation — Special Senior Executive Severance Pay Plan.”

Mses. McClain and Buonocore participate in the Special Senior Executive Severance Pay Plan at the highest level of benefits and Messrs. Speetzen and Jimenez participate in the Special Senior Executive Severance Pay Plan at the lower level.

Going Forward.  It is expected that the Compensation Committee will adopt and implement severance plans similar to the Senior Executive Severance Pay Plan and the Special Senior Executive Severance Pay Plan and that each of the NEOs will participate in these plans. The specific arrangements and terms of such severance plans or arrangements have not yet been determined.

Change of Control Arrangements

Historically.  As described more fully in “Compensation Tables — Change of Control Arrangements,” many of ITT’s short-term and long-term incentive plans, severance arrangements and nonqualified deferred compensation plans provide additional or accelerated benefits upon a change of control. Generally, these change of control provisions are intended to put the executive in the same position he or she would have been in had the change of control not occurred. Executives then can focus on preserving value for shareholders when evaluating situations that, without change of control provisions, could be personally adverse to the executive.

Going Forward.  It is expected that the Xylem Compensation Committee will provide for similar treatment of short-term and long-term incentive plans, severance arrangements and nonqualified deferred compensation plans upon a change of control. The specific terms of these plans and arrangements have yet not been determined.

Employee Benefits and Perquisites

Historically.  Executives, including the NEOs, are eligible to participate in ITT’s broad-based employee benefits program. The program includes a pension program, an investment and savings plan which includes before-tax and after-tax savings features, group medical and dental coverage, group life insurance, group accidental death and dismemberment insurance and other benefit plans. These other benefit plans include short- and long-term disability insurance, long-term care insurance and a flexible spending account plan.

Certain perquisites to the NEOs.

Historically.  ITT provides only those perquisites that it considers to be reasonable and consistent with competitive practice. Beginning with tax year 2011, the ITT Compensation Committee eliminated any tax gross-up provisions for the NEOs associated with financial counseling and tax preparation for senior executives. No offsetting salary increase will be provided. Perquisites (which are described more fully in “Compensation Tables — All Other Compensation Table” and the related narrative) available for NEOs include a car allowance up to $1,300 per month and financial and estate planning.

Going Forward.  The Xylem Compensation Committee will review these benefits and perquisites after the separation.

Consideration of Tax and Accounting Impacts

Historically.  Section 162(m) of the Internal Revenue Code places a limit of $1,000,000 on the amount of compensation that ITT may deduct in any one year with respect to its Chief Executive Officer and the three other highest-paid NEOs, other than the Chief Financial Officer. There is an exception to the $1,000,000 limitation for performance-based compensation meeting certain requirements. Compensation attributable to awards under ITT’s AIP and long-term incentive program are generally structured to qualify as performance-based compensation under Section 162(m).

However, the ITT Compensation Committee realizes that evaluation of the overall performance of the senior executives cannot be reduced in all cases to a fixed formula. There may be situations in which the prudent use of discretion in determining pay levels is in the best interests of ITT and its shareholders and, therefore, desirable. In those situations where discretion is used, awards may be structured in ways that will not permit them to qualify as performance-based compensation under Section 162(m).

ITT has also agreed to provide a tax reimbursement should an NEO’s post-termination compensation be determined to constitute an excess parachute payment. ITT’s plans are intended to comply with Section 409A, to the extent applicable, and ITT made amendments to the plans during 2008 in this regard. While ITT complies with other applicable sections of the Internal Revenue Code with respect to compensation, ITT and the ITT Compensation Committee do not consider other tax implications in designing the Company’s compensation programs.

Going Forward.  It is expected that the Xylem Compensation Committee will establish a similar policy and practice with respect to compliance with Sections 162(m) and 409A of the Internal Revenue Code.

Business Risk and Compensation

Historically.  In 2010, as in past years, the ITT Compensation Committee evaluated risk factors associated with ITT’s businesses in determining compensation structure and pay practices. The structure of the Board of Director Committees facilitates this evaluation and determination. During 2010, the Chair of the ITT Compensation Committee was a member of the Audit Committee and the Audit Committee Chair was a member of the ITT Compensation Committee. This membership overlap provides insight into ITT’s business risks and affords the ITT Compensation Committee access to the information necessary to consider the impact of business risks on compensation structure and pay practices. Further, overall enterprise risk is considered and discussed at Board meetings, providing additional important information to the ITT Compensation Committee. The Chairman, President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer attend those portions of the ITT Compensation Committee meetings at which plan features and design configurations of ITT’s annual and long-term incentive plans are considered and approved.

Compensation across the enterprise is structured so that unnecessary or excessive risk-taking behavior is discouraged. Further, total compensation for senior officers is heavily weighted toward long-term compensation consistent with ITT’s compensation philosophy, which is focused on long-term value creation. This long-term weighting discourages behaviors that encourage short-term risks.

The following table summarizes our representative compensation components or policies and relevant risk mitigation factors:

Compensation Component or Policy	Risk Mitigation Factor

Salary	• Based on market rates.
• Provides stability and minimizes risk-taking incentives.
Annual Incentive Plan
•   AIP design emphasizes overall performance and collaboration among business Groups. ITT’s Fluid Technology, Motion & Flow Control and Defense & Information Solutions businesses are each a business segment or Group.

• AIP components focus on metrics that encourage operating performance and earnings per share appreciation.
• AIP design is tailored to meet unique business considerations for Corporate headquarters and business Groups.
• Individual AIP components and total AIP awards are capped.
Long-Term Incentive Awards
• Restricted Stock or Restricted Stock Units	• Restricted stock or restricted stock units generally vest after three years.
• Stock Options
•   Stock options vest after three years for the Chief Executive Officer and for senior vice presidents and in one-third cumulative annual installments after the first, second and third anniversary of the grant date for other optionees. Options awarded in 2010 and 2011 and options awarded prior to 2005 expire ten years after the grant date. Options awarded between 2005 and 2009 expire seven years after the grant date.

Compensation Component or Policy	Risk Mitigation Factor

• The three-year vesting threshold for senior vice presidents and the Chief Executive Officer and seven and ten-year option terms encourage long-term behaviors.
• Total Shareholder Return Awards	• The TSR long-term award is based on three-year share price performance and encourages behaviors focused on long-term goals, while discouraging behaviors focused on short-term risks.
Perquisites	Limited perquisites are based on competitive market data. The ITT Compensation Committee has determined that tax reimbursements related to financial counseling and tax preparation for senior executives associated with the 2011 tax year will be eliminated. No salary increase will be provided to offset the elimination of tax reimbursement.
Severance and Pension benefits	Severance and pension benefits are in line with competitive market data.
Recoupment Policy	Provides mechanism for senior executive compensation recapture in certain situations involving fraud or willful misconduct.
Officer Share Ownership Guidelines	ITT officers are required to own ITT shares or share equivalents up to 5x base salary, depending on the level of the officer (discussed in “Compensation Discussion and Analysis — Stock Ownership Guidelines”). Share ownership guidelines align executive and shareholder interests. ITT policy prohibits speculative trading in and out of ITT securities, including prohibitions on short sales and leverage transactions, such as puts, calls, and listed and unlisted options.

Going Forward.  It is expected that the Xylem Compensation Committee will adopt a compensation philosophy similar to that of ITT, and that it will be structured and operate similarly so as to discourage unnecessary or excessive risk-taking and promote long-term value creation.

Action Taken in Anticipation of Separation

The following are the anticipated compensation arrangements expected in connection with the spin-off for each of the NEOs. All of these arrangements are subject to review and approval by the Xylem Compensation Committee. Similar to 2010 and past years, the ITT Compensation Committee reviewed CDB information provided by the Compensation Consultant with respect to the 174 companies listed on Annex A to this Information Statement. The ITT Compensation Committee used this information to determine market median dollar values for each of the NEOs for annual base salaries effective upon completion of the spin-off, the Target 2012 Long-Term Incentive Award, which will be an equity-based award, and target awards for the 2012 Annual Incentive Award. With respect to each of these elements, compensation levels within approximately 10% above or below the market median dollar value are considered by the Compensation Consultant and the ITT Compensation Committee to be within the market median range. The ITT Compensation Committee used the CDB information, along with other qualitative information described below, in making its determination of anticipated target and actual compensation to be provided to each of the NEOs. For Ms. McClain and Mr. Speetzen, deviations below the market median range were primarily related to the relatively short tenure each have had in their positions at Xylem. For Mr. Jimenez, the ITT Compensation Committee determined to set his compensation levels within the market median range based on his individual experience and the importance of his position to the success of Xylem. For Ms. Buonocore, the ITT Compensation Committee

determined to set her compensation levels above the market median range primarily based on the importance of her position to the success of Xylem.

It is anticipated that Founders’ Grants will be awarded to each of the NEOs and to other employees in positions deemed critical to the establishment and success of Xylem and are intended to closely align the economic interests of the recipients with the Xylem shareholders. The ITT Compensation Committee determined to set the Founders’ Grant award amounts at 1.5 times each NEO’s Target 2012 Long-Term Incentive Award. It is anticipated that the Founders’ Grants will comprise the following: one-half of the Founders’ Grant award will be in restricted stock units and one-half will be in stock options, which combined awards will have a grant date fair value equal to the dollar value of the Founders’ Grant. It is anticipated that the restricted stock units will be subject to three-year cliff vesting and the stock options will vest in one-third cumulative annual installments on the date of the award. Founders’ Grants are expressed below as an aggregate grant date fair value. It is also anticipated that Transaction Success Incentive Awards will be awarded to Ms. Buonocore and Messrs. Speetzen and Jimenez. The ITT Compensation Committee determined to set the Transaction Success Incentive Award amounts at 50% of each NEO’s 2011 Target Annual Incentive Award. The Target Transaction Success Incentive Award is a cash award payable with the 2011 AIP Award and is expected to include consideration of the following factors in determining the actual payout of the award: timely completion of the spin-off, retention of key employees and control of corporate costs.

		Annual Base Salary
		Effective Upon		Target 2012 Annual		2012 Long-Term
	Annual Base	Spin-Off as		Incentive Award as		Incentive Award as		Transaction	Anticipated Total
	Salary	Percentage of	Target 2012	Percentage of	2012 Long-Term	Percentage of		Success	Compensation as
Named Executive	Effective Upon	Market Median	Annual Incentive	Market Median	Incentive	Market Median	Founders’	Incentive	Percentage of
Officer	Spin-Off	Dollar Value	Award	Dollar Value	Award	Dollar Value	Grant	Award	Marked Median Range

Gretchen W. McClain	$900,000	85% (Below market median range)	100% of Annual Base Salary	67% (Below market median range)	$3,400,000	72% (Below market median range)	$5,100,000	—	73% (Below market median range)

Michael T. Speetzen	$439,000	85% (Below market median range)	80% of Annual Base Salary	90%	$746,000	65% (Below market median range)	$1,118,000	$160,000	75% (Below market median range)

Frank R. Jimenez	$435,000	101%	60% of Annual Base Salary	98%	$700,000	95%	$1,050,000	$220,000	98%

Angela A. Buonocore	$365,000	155% (Above market median range)	60% of Annual Base Salary	244% (Above market median range)	$500,000	385% (Above market median range)	$750,000	$185,000	238% (Above market median range)

Compensation Tables
Summary Compensation Table

							Change in
							Pension
							Value &
						Non-Equity	Non-Qualified
						Incentive	Deferred
				Stock	Option	Plan	Compensation	All Other
Name and Principal	Year	Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
(a)	(b)	($)(c)	($)(d)	($)(e)	($)(f)	($)(g)	($)(h)	($)(i)	($)(j)

Gretchen W. McClain	2010	527,604	—	761,335	372,279	654,700	97,308	74,141	2,487,367
Chief Executive Officer	2009	504,054	61,000	2,426,708	317,269	474,600	70,753	65,453	3,919,837
(formerly Senior Vice President	2008	426,462	—	801,010	249,883	527,700	39,611	139,099	2,183,765
and President, Fluid and Motion Control of ITT)
Michael T. Speetzen	2010	309,692	—	639,393	100,104	260,100	20,508	45,978	1,375,775
Chief Financial Officer (formerly Vice President of Finance for Fluid and Motion Control of ITT)
Frank R. Jimenez	2010	412,115	—	352,524	166,817	384,500	47,578	54,855	1,418,389
General Counsel and Corporate Secretary (formerly Vice President and General Counsel of ITT)
Angela A. Buonocore	2010	338,077	15,700	285,521	139,614	315,000	64,169	41,785	1,199,866
Chief Communications Officer (formerly Senior Vice President and Chief Communications Officer of ITT)

(d)	For the 2010 performance year, the ITT Compensation Committee awarded Ms. Buonocore a discretionary bonus of $15,700, which payment was outside the AIP plan. This award was in recognition of Ms. Buonocore’s strong contributions and strategic importance to the business. For the 2009 performance year, the ITT Compensation Committee awarded Ms. McClain a discretionary bonus of $61,000, which payment was outside the AIP plan. This award was in recognition of Ms. McClain’s exceptional business leadership of the Fluid Technology and Motion and Flow Control business segments during difficult economic conditions.

(e)	Amounts in the Stock Awards column include the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for TSR units and restricted stock. The TSR is considered a liability plan under the provisions of FASB ASC Topic 718. A discussion of restricted stock units, restricted stock, and the TSR may be found in Note 4 to the Combined Financial Statements in this Information Statement. The values of TSR units at target for the 2010-2012 performance period for Ms. McClain, Mr. Speetzen, Mr. Jimenez and Ms. Buonocore were $360,000, $100,000, $166,700, and $135,000 respectively. Assuming the maximum value at the highest level of achievement, Ms. McClain, Mr. Speetzen, Mr. Jimenez and Ms. Buonocore would receive TSR unit payouts of $720,000, $200,000, $333,400 and $270,000, respectively, following the end of the performance period.

(f)	Amounts in the Option Awards column include the aggregate grant date fair value of: non-qualified stock option awards in the year of grant based on a binomial lattice value of $15.48 for Ms. McClain and Ms. Buonocore and $14.03 for Mr. Speetzen and Mr. Jimenez for the 2010 grant year; $10.53 for Ms. McClain, and $14.99 for Ms. McClain for the 2008 grant year. A discussion of assumptions relating to option awards may be found in Note 4 to the Combined Financial Statements in this Information Statement.

(g)	Amounts in the Non-Equity Incentive Plan Compensation column represent AIP awards for performance year 2010, which to the extent not deferred by an executive, were paid out shortly after that date.

(h)	No NEO received preferential or above-market earnings on deferred compensation. The change in the present value in accrued pension benefits was determined by measuring the present value of the accrued benefit at the respective dates using a discount rate of 6.25% at December 31, 2008, 6.00% at December 31, 2009, and 5.75% at December 31, 2010 (corresponding to the discount rates used for the ITT Salaried Retirement Plan, which is a component of ITT’s consolidated pension plans, as described in

Note 13 to the Combined Financial Statements in this Information Statement and based on the assumption that retirement occurs at the earliest date the individual could retire with an unreduced retirement benefit.)

(i)	Amounts in this column for 2010 represent items specified in the All Other Compensation Table below.

All Other Compensation Table

	Other Compensation
	Personal
	Use of					Excess Savings	Tax			Total All
	Corporate	Financial		Auto	Total	Plan Contri-	Reimburse-	401(K)		Other
	Aircraft	Counseling	Relocation	Allowances	Perquisites	butions	ments	Match	Other	Compensation
Name	($)	($)	($)	($)	($)	($)	($)	($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)

Gretchen W. McClain	8,936	15,895		15,600	40,431	10,011	14,263	8,575	861	74,141
Michael T. Speetzen	—	730	15,868	13,200	29,798	1,315	10,878	3,675	312	45,978
Frank R. Jimenez	—	14,800		15,600	30,400	5,849	9,079	8,575	952	54,855
Angela A. Buonocore	—	8,635		15,600	24,235	3,258	4,922	8,575	795	41,785

(b)	Amounts reflect the aggregate incremental cost to ITT for personal use of the corporate aircraft for Ms. McClain. Ms. McClain’s personal use of the corporate aircraft related to a trip where Ms. McClain was a passenger on a trip previously scheduled by Mr. Loranger. The aggregate incremental cost to ITT is determined on a per-flight basis and includes the cost of fuel, a pro-rata share of repairs and maintenance, landing and storage fees, crew-related expenses and other miscellaneous variable costs. A different value attributable to personal use of the corporate aircraft (as calculated in accordance with Internal Revenue Service guidelines) is included as compensation on the W-2 for Ms. McClain in the amount of $1,771.

(c)	Amounts represent financial counseling and tax service fees paid during 2010. Financial counseling and tax service fees reflect fees for invoices submitted during the calendar year.

(d)	For Mr. Speetzen amounts in this column represent relocation-related expenses.

(e)	Auto allowances are provided to a range of executives, including the NEOs.

(g)	ITT contributions to the ITT Excess Savings Plan are unfunded and earnings accrue at the same rate as the Stable Value Fund available to participants in the ITT Salaried Investment and Savings Plan.

(h)	Amounts in this column are tax reimbursement allowances intended to offset the inclusion of taxable income of financial counseling and tax preparation services. Tax reimbursement for financial counseling has been eliminated for the 2011 tax year. No compensating salary increase will be provided. Mr. Jimenez’s amount also includes a tax-related relocation reimbursement of $130. Amounts for Mr. Speetzen represent tax reimbursements related to a relocation.

(i)	Amounts represent the aggregate of ITT’s floor and matching contributions to the participant’s ITT Salaried Investment and Savings Plan account.

(j)	Amounts include taxable group term-life insurance premiums attributable to each NEO.

Grants of Plan-Based Awards Table

The following table provides information about 2010 equity and non-equity awards for the NEOs. The table includes the grant date for equity-based awards, the estimated future payouts under non-equity incentive plan awards (which consist of potential payouts under the 2010 AIP) and estimated future payouts under 2010 equity incentive plan awards (which consist of the TSR target award granted in 2010 for the 2010-2012 performance period (each unit equals $1)). Also provided is the number of shares underlying all other stock awards, comprising restricted stock and non-qualified stock option awards. The table also provides the exercise price of the non-qualified stock option awards, reflecting the closing price of ITT stock on the grant date and the grant date fair value of each equity award computed under FASB ASC Topic 718. The compensation plans under which the grants in the following table were made are described in the Compensation Discussion and Analysis and include the AIP, TSR, restricted stock awards, and non-qualified stock options awards.

Grants of Plan-Based Awards

								All Other	All Other
								Stock	Option		Grant Date
								Awards:	Awards:	Exercise or	Fair Value of
		Estimated Future Payouts Under			Estimated Future Payouts Under			Number of	Number of	Base Price of	Stock and
		Non-Equity Incentive Plan Awards			Equity Incentive Plan Awards			Shares	Securities	Option	Option
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	of Stock or	Underlying	Awards	Awards
Name	Date	($)	($)	($)	(#)	(#)	(#)	Units (#)	Options (#)	($/Sh)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)

Gretchen W. McClain		212,000	424,000	848,000
	05-Mar-10				180,000	360,000	720,000				360,000
	05-Mar-10							7,503			401,335
	05-Mar-10								24,049	53.49	372,279
Michael T. Speetzen		78,000	156,000	312,000
	05-Mar-10				50,000	100,000	200,000				100,000
	05-Mar-10							2,084			111,473
	05-Mar-10							8,000			427,920
	05-Mar-10								7,135	53.49	100,104
Frank R. Jimenez		124,500	249,000	498,000
	05-Mar-10				83,350	166,700	333,400				166,700
	05-Mar-10							3,474			185,824
	05-Mar-10								11,890	53.49	166,817
Angela A. Buonocore		102,000	204,000	408,000
	05-Mar-10				67,500	135,000	270,000				135,000
	05-Mar-10							2,814			150,521
	05-Mar-10								9,019	53.49	139,614

(c)(d)(e)	Amounts reflect the threshold, target and maximum payment levels, respectively, if an award payout is achieved under the 2010 AIP described above in “Compensation Discussion and Analysis — Overview of the AIP And Long-Term Incentive Target Awards”) These potential payments are based on achievement of specific performance metrics and are completely at risk. The target award is computed based upon the applicable range of net estimated payments denominated in dollars where the target award is equal to 100% of the award potential, the threshold is equal to 50% of target and the maximum is equal to 200% of target.

(f)(g)(h)	Amounts reflect the threshold, target and maximum payment levels, if an award payout is achieved, under ITT’s TSR Plan for the 2010-2012 performance period described above in “Compensation Discussion and Analysis — Long-Term Incentive Awards Program — Total Shareholder Return (TSR) Awards Subcomponent.” Each unit under the TSR Plan equals $1. Payments, if any, under the TSR Plan are paid in cash at the end of the performance period. The performance period for awards under ITT’s TSR Plan, reflected in the Estimated Future Payouts Under Equity

Incentive Plan Awards column, for the 2010-2012 performance period is January 1, 2010-December 31, 2012.

(i)	Amounts reflect the number of shares of restricted stock granted in 2010 to the NEOs. The number of shares underlying restricted stock awards was determined by the average of the high and low stock price on the program valuation date of February 8, 2010. Restricted stock grants to NEOs generally vest in full at the end of the three-year restriction period following the grant date. During the restriction period, the holder receives dividends and may vote the shares. With respect to Mr. Speetzen, 2,400 of the 8,000 shares of restricted stock received on March 5, 2010 as a special retention award vest on March 5, 2013 and the remaining 5,600 shares vest on March 5, 2014.

(j)	Amounts reflect the number of non-qualified stock options granted in 2010 to the NEOs. The number of non-qualified stock options was determined by the lattice value on the program valuation date of February 8, 2010. Such non-qualified stock options generally become exercisable at the end of the three-year period following the grant date and expire ten years after the grant date. For Mr. Speetzen and Mr. Jimenez, one-third of non-qualified stock options granted in 2010 vest in 2011, one-third vest in 2012 and one-third vest in 2013.

(k)	The option exercise price for non-qualified stock options granted in 2010 was the closing price of ITT common stock on March 5, 2010, the date the non-qualified stock options were granted.

(l)	Amounts in this column represent the grant date fair value computed in accordance with FASB ASC Topic 718 for TSR target awards, restricted stock awards and non-qualified stock option awards granted to the NEOs in 2010.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards
									Equity
									Incentive
								Equity	Plan
								Incentive	Awards:
			Equity					Plan	Market or
			Incentive					Awards:	Payout
			Plan					Number of	Value of
		Number of	Awards:				Market	Unearned	Unearned
		Securities	Number of			Number of	Value of	Shares,	Shares,
	Number of	Underlying	Securities			Shares or	Shares or	Units or Other	Units or Other
	Securities	Unexercised	Underlying			Units of	Units of	Rights	Rights
	Underlying	Options (#)	Unexercised	Option	Option	Stock That	Stock That	That Have	That Have
	Unexercised	Unexercis-	Unearned	Exercise	Expiration	Have Not	Have Not	Not Vested	Not Vested
Name	Options (#)	able	Options	Price ($)	Date	Vested (#)	Vested ($)	(#)	($)
(a)	Exercisable(b)	(c)	(#)(d)	(e)	(f)	(g)	(h)	(i)	(j)

Gretchen W. McClain	33,333	—	—	55.59	9/19/2012	74,500	3,882,195	360,000	360,000
	8,725	—	—	52.68	3/6/2013
	15,155	—	—	57.99	3/7/2014
	—	16,670	—	53.09	3/10/2015
	—	30,130	—	33.19	3/5/2016
	—	24,049	—	53.49	3/5/2020
Michael T. Speetzen	3,309	6,616		33.19	3/5/2016	12,723	662,996	100,000	100,000
		7,135		53.49	3/5/2020
Frank R. Jimenez	5,512	11,023	—	45.81	6/9/2016	7,111	370,554	166,700	166,700
	—	11,890	—	53.49	3/5/2020
Angela A. Buonocore	6,735		—	57.99	3/7/2014	12,310	641,474	135,000	135,000
	5,537	2,768	—	53.09	3/10/2015
		11,300	—	33.19	3/5/2016
		9,019	—	53.49	3/5/2020

(c)	Vesting Schedule for Unexercisable Options (options vest on the applicable anniversary of the grant date.)

			Vesting Schedule (#’s)
Name	Grant Date	Expiration Date	2011	2012	2013

Gretchen W. McClain	3/10/2008	3/10/2015	16,670
	3/5/2009	3/5/2016		30,130
	3/5/2010	3/5/2020			24,049
Michael T. Speetzen	3/5/2009	3/5/2016	3,308	3,308
	3/5/2010	3/5/2020	2,379	2,378	2,378
Frank R. Jimenez	6/9/2009	6/9/2016	5,512	5,511
	3/5/2010	3/5/2020	3,964	3,963	3,963
Angela A. Buonocore	3/10/2008	3/10/2015	2,768
	3/5/2009	3/5/2016		11,300
	3/5/2010	3/5/2020			9,019

(g)	Vesting Schedule for Restricted Stock (restricted stock vests on the applicable anniversary of the grant date.)

		Vesting Schedule (#)
Name	Grant Date	2011	2012	2013	2014	2015

Gretchen W. McClain	3/10/2008	4,728
	3/5/2009		9,499
	3/5/2009				52,770
	3/5/2010			7,503
Michael T. Speetzen	3/5/2009		2,639
	3/5/2010			2,084
	3/5/2010			2,400		5,600
Frank R. Jimenez	6/9/2009		3,637
	3/5/2010			3,474
Angela A. Buonocore	3/7/2007		4,000
	3/10/2008	1,934
	3/5/2009		3,562
	3/5/2010			2,814

(h)	Reflects ITT’s closing stock price of $52.11 on December 31, 2010.

(i)(j)	Awards are typically expressed as target cash awards and payment, if any, is in cash following the end of the performance cycle. Column (i) represents the number of units at threshold levels (50% of target) based on ITT’s stock price performance at year-end and column (j) represents the market or payout value of such units (each unit = $1). See “Compensation Discussion and Analysis — Long-Term Incentive Awards Program — Total Shareholder Return (TSR) Awards Subcomponent” for material terms of ITT’s TSR grants.

The following table represents the vesting schedule of outstanding TSR awards on December 31 of 2011 and 2012, with each TSR unit reflecting $1 of value.

		Target Award in	Vesting Schedule
Equity Incentive Plan Awards	Approval Date(1)	Units (#)	2011	2012

Gretchen W. McClain	3/5/2009	360,000	360,000
	3/5/2010	360,000		360,000
Michael T. Speetzen	3/5/2009	100,000	100,000
	3/5/2010	100,000		100,000
Frank R. Jimenez(2)	6/9/2009	166,700	166,700
	3/5/2010	166,700		166,700
Angela A. Buonocore	3/5/2009	135,000	135,000
	3/5/2010	135,000		135,000

(1)	For purposes of the TSR, the grant date is January 1, the first day of the performance period for the year in which the award is approved.

(2)	Mr. Jimenez joined ITT on June 8, 2009. His target TSR award was granted effective on the next business day.

Option Exercises & Stock Vested
	Option Awards		Stock Awards
	Number of Shares	Value Realized on	Number of Shares	Value Realized on
	Acquired on Exercise	Exercise	Acquired on Vesting	Vesting
Name	(#)	($)	(#)	($)(1)
(a)	(b)	(c)	(d)	(e)

Gretchen W. McClain	—	—	3,671	195,150
Michael T. Speetzen	—	—	—	—
Frank R. Jimenez	—	—	—	—
Angela A. Buonocore	—	—	8,332	445,679

(1)	Reflects aggregate dollar value upon vesting of restricted stock reflected in column (d).

(e)	With respect to all NEOs, the amount in column (e) does not include payment for the 2008-2010 TSR award, which vested on December 31, 2010, as ITT’s relative share price appreciation did not meet the minimum threshold requirement for a payment.

ITT Pension Benefits

ITT Salaried Retirement Plan.  Under the ITT Salaried Retirement Plan, participants have the option, on an annual basis, to elect to be covered under either a Traditional Pension Plan or a Pension Equity Plan formula for future pension accruals. The ITT Salaried Retirement Plan is a funded and tax-qualified retirement program. The plan is described in detail below. All of the NEOs participate in the Traditional Pension Plan formula of the ITT Salaried Retirement Plan.

While the Traditional Pension Plan formula pays benefits on a monthly basis after retirement, the Pension Equity Plan formula enables participants to elect to have benefits paid as a single sum payment upon employment termination, regardless of the participant’s age. The Traditional Pension Plan benefit payable to an employee depends upon the date an employee first became a participant under the plan.

A participant first employed on or after January 1, 2000, under the Traditional Pension Plan would receive an annual pension that would equal:

•	1 1/2% of his or her average final compensation (as defined below) for each year of benefit service up to 40 years, reduced by

•	1 1/4% of his or her primary Social Security benefit for each year of benefit service up to a maximum of 40 years.

For a participant first employed prior to January 1, 2005, average final compensation (including salary and approved bonus or AIP payments) is the total of:

•	the participant’s average annual base salary for the five calendar years of the last 120 consecutive calendar months of eligibility service that would result in the highest average annual base salary amount, plus

•	the participant’s average annual pension eligible compensation, not including base salary, for the five calendar years of the participant’s last 120 consecutive calendar months of eligibility service that would result in the highest average annual compensation amount.

For a participant first employed on or after January 1, 2005, average final compensation is the average of the participant’s total pension eligible compensation (salary, bonus and annual incentive payments for NEOs and other exempt salaried employees) over the highest five consecutive calendar years of the participant’s final 120 months of eligibility service.

For participants first employed from January 1, 2000 through December 31, 2004, under the Traditional Pension Plan, Standard Early Retirement is available to employees at least 55 years of age with 10 years of eligibility service. If payments begin before age 65, payments from anticipated payments at the normal retirement age of 65 (the “Normal Retirement Age”) are reduced by 1/4% of 1% for each month that payments commence prior to the Normal Retirement Age. Special Early Retirement is also available to employees who have attained at least age 55 with 15 years of eligibility service (but not earlier than age 55). For Special Early Retirement, the benefit payable at or after age 62 would be at 100%; if payments commence prior to age 62 they would be reduced by 5/12 of 1% for each of the first 48 months prior to age 62 and by an additional 4/12 of 1% for each of the next 12 months and by an additional 3/12 of 1% for each month prior to age 57. For participants first employed on or after January 1, 2005, and who retire before age 65, benefits may commence at or after age 55 but the benefit would be reduced by 5/9 of 1% for each of the first 60 months prior to age 65 and an additional 5/18 of 1% for each month prior to age 60.

In December 2007, effective January 1, 2008, the ITT Salaried Retirement Plan and the ITT Excess Pension Plans were amended to provide for a three-year vesting requirement. In addition, for employees who are already vested and who are involuntarily terminated and entitled to severance payments from ITT, additional months of age and service (not to exceed 24 months) are to be imputed based on the employee’s actual service to his or her last day worked, solely for purposes of determining eligibility for early retirement.

The 2010 Pension Benefits below provides information on the pension benefits for the NEOs. At the present time, none of the NEOs listed in the Summary Compensation Table has elected to accrue benefits under the Pension Equity Plan formula. Mses. McClain and Buonocore and Messrs. Jimenez and Speetzen participate under the terms of the plan in effect for employees hired after January 1, 2005. However, Mr. Speetzen has not yet accrued a vested pension benefit. Employees may retire as early as age 55 under the terms of the plan. Pensions may be reduced if retirement starts before age 65. Possible pension reductions are described above.

Benefits under this plan are subject to the limitations imposed under Sections 415 and 401(a) (17) of the Internal Revenue Code in effect as of December 31, 2010. Section 415 limits the amount of annual pension payable from a qualified plan. For 2010, this limit is $195,000 per year for a single-life annuity payable at an IRS-prescribed retirement age. This ceiling may be actuarially adjusted in accordance with IRS rules for items such as employee contributions, other forms of distribution and different annuity starting dates. Section 401(a)(17) limits the amount of compensation that may be recognized in the determination of a benefit under a qualified plan. For 2010, this limit is $245,000.

ITT Excess Pension Plan.  Since federal law limits the amount of benefits paid under and the amount of compensation recognized under tax-qualified retirement plans, ITT maintains the unfunded ITT Excess Pension Plan, which is not qualified for tax purposes. The purpose of the ITT Excess Pension Plan is to restore benefits calculated under the ITT Salaried Retirement Plan formula that cannot be paid because of the IRS limitations noted above. ITT has not granted any extra years of benefit service to any employee under either the ITT Salaried Retirement Plan or the Excess Pension Plan. In the event of a change of control, certain extra years of service may be allowed in accordance with the terms of the Special Senior Executive

Severance Pay Plan described in “Compensation Tables — Potential Post-Employment Compensation — Special Senior Executive Severance Pay Plan.”

In the event of a change of control, any excess plan benefit would be immediately payable, subject to any applicable Section 409A restrictions with respect to form and timing of payments, and would be paid in a single discounted sum. Amendments to the excess pension plan related to Section 409A compliance, while not modifying the previously disclosed definition of change in control in the excess pension plan, provide that payouts of pension amounts earned since January 1, 2005 require a change in control involving an acceleration event of 30% or more of ITT’s outstanding stock.

No pension benefits were paid to any of the named executives in the last fiscal year.

Pension Benefits

			Present Value of	Present Value of
			Accumulated	Accumulated
			Benefit at	Benefit at
		Number of	Normal	Earliest Date for	Payments
		Years Credited	Retirement	Unreduced	During Last
		Service (#)	($)(1)	Benefit	Fiscal Year ($)
Name(a)	Plan Name(b)	(c)	(d)	(e)	(f)

Gretchen W. McClain	ITT Salaried Retirement Plan	5.29	72,062	72,062	—
	ITT Excess Pension Plan	5.29	193,588	193,588	—
Michael T. Speetzen	ITT Salaried Retirement Plan	2.0	17,205	17,205	—
	ITT Excess Pension Plan	2.0	13,562	13,562	—
Frank R. Jimenez	ITT Salaried Retirement Plan	1.56	17,912	17,912	—
	ITT Excess Pension Plan	1.56	29,666	29,666	—
Angela A. Buonocore	ITT Salaried Retirement Plan	3.83	70,464	70,464	—
	ITT Excess Pension Plan	3.83	113,340	113,340	—

(1)	Assumptions used to determine present value as of December 31, 2010 are as follows:

Measurement date: December 31, 2010; Discount Rate: 5.75%; Mortality (pre-commencement): None; Mortality (post-commencement): UP-94 Mortality Table; Termination of Employment: Age 65 for all participants; Present value is based on the single life annuity payable beginning on the first day of the month at normal retirement age 65 (column (d)) or the earliest time at which a participant may retire under the plan without any benefit reduction due to age (column (e)). The six-month delay under the Pension Plan for “specified employees” as required under Section 409A of the Internal Revenue Code was disregarded for this purpose. All results shown are estimates only; actual benefits will be based on precise credited service and compensation history, which will be determined at termination of employment.

The 2010 row of the column titled Change in Pension Plan Value & Nonqualified Deferred Compensation Earnings in the Summary Compensation Table quantifies the change in the present value of the Pension Plan benefit from December 31, 2009 to December 31, 2010. To determine the present value of the plan benefit as of December 31, 2009, the same assumptions that are described above to determine present value as of December 31, 2010 were used, except a 5.75% interest rate was used to determine the present value, as compared to a 6.00% interest rate as of December 31, 2009.

(d)	The accumulated benefit is based on service and earnings (base salary and bonus and/or AIP payment) considered by the plans for the period through December 31, 2010, and represents the actuarial present value under ASC Topic 715 of pension earned to date and payable at the assumed normal retirement age for the named executives as defined under each plan, based upon actuarial factors and assumptions used in Note 13 to the Combined Financial Statements in this Information Statement and as described in (1) above, regardless of whether or not the executive has vested in this benefit.

(e)	The amounts represent the actuarial present value of the accumulated benefit at December 31, 2010, for the named executives under each plan based upon actuarial factors and assumptions used in Note 13 to the Combined Financial Statements in this Information Statement and as described in (1) above, where the retirement age is assumed to be the earliest age at which the individual can receive undiscounted early retirement benefits.

ITT Deferred Compensation Plan

ITT Deferred Compensation Plan.  The ITT Deferred Compensation Plan is a tax deferral plan. The ITT Deferred Compensation Plan permits eligible executives with a base salary of at least $200,000 to defer between 2% and 90% of their AIP payment. The AIP amount deferred is included in the Summary Compensation Table under Non-Equity Incentive Plan Compensation. Withdrawals under the plan are available on payment dates elected by participants at the time of the deferral election. The withdrawal election is irrevocable except in cases of demonstrated hardship due to an unforeseeable emergency as provided by the ITT Deferred Compensation Plan. Amounts deferred will be unsecured general obligations of ITT to pay the deferred compensation in the future and will rank with other unsecured and unsubordinated indebtedness of ITT.

Participants can elect to have their account balances allocated into one or more of the 25 phantom investment funds (including a phantom ITT stock fund) and can change their investment allocations on a daily basis. All plan accounts are maintained on the accounts of ITT and investment earnings are credited to a participant’s account (and charged to corporate earnings) to mirror the investment returns achieved by the investment funds chosen by that participant.

A participant can establish up to six “accounts” into which AIP payment deferrals are credited and he or she can elect a different form of payment and a different payment commencement date for each “account.” One account may be selected based on a termination date (the “Termination Account”) and five accounts are based on employee-specified dates (each a “Special Purpose Account”). Each Special Purpose and Termination Account may have different investment and payment options. Termination Accounts will be paid in the seventh month following the last day worked. Changes to Special Purpose Account distribution elections must be made at least 12 months before any existing benefit payment date, may not take effect for at least 12 months, and must postpone the existing benefit payment date by at least five years. Additionally, Termination Account distribution elections are irrevocable.

ITT Excess Savings Plan.  Since federal law limits the amount of compensation that can be used to determine employee and employer contribution amounts ($245,000 in 2010) to the tax-qualified plan, ITT has established and maintains a non-qualified unfunded ITT Excess Savings Plan to allow for employee and ITT contributions based on base salary in excess of these limits. Employee contributions under this plan are limited to 6% of base salary. All balances under this plan are maintained on the books of ITT and earnings are credited to the accumulated savings under the plan based on the earnings in the Stable Value Fund in the tax-qualified plan. Benefits will be paid in a lump sum in the seventh month following the last day worked. Employees are immediately 100% vested in their own contributions. ITT matches contributions, which initially vest 20% for each year of service. After 5 years employees are 100% vested in ITT’s matching contributions. The ITT matching contribution also vests when an employee reaches age 65 and in the case of death, disability or retirement.

Deferred Compensation.  Non-qualified savings represent amounts in the ITT Excess Savings Plan. Deferred Compensation earnings under the ITT Deferred Compensation Plan are calculated by reference to actual earnings of mutual funds or ITT stock as provided in the accompanying chart.

The table below shows the activity within the Deferred Compensation Plan for the NEOs for 2010.

	2010 Nonqualified Deferred Compensation
	Executive	Registrant	Aggregate	Aggregate	Aggregate
	Contributions	Contributions	Earnings in	Withdrawals/	Balance at Last
Name	in Last FY ($)	in Last FY ($)	Last FY ($)	Distributions ($)	FYE ($)
(a)	(b)	(c)	(d)	(e)	(f)

Gretchen W. McClain
Non-qualified savings	16,956	10,011	2,498	—	100,417
Deferred Compensation	229,145	—	23,976	—	612,990
Total	246,101	10,011	26,474	—	713,407
Michael T. Speetzen				—
Non-qualified savings	2,254	1,315	21	—	3,913
Deferred Compensation	—	—	2,948	—	72,397
Total	2,254	1,315	2,969	—	76,310
Frank R. Jimenez				—
Non-qualified savings	10,027	5,849	105	—	15,981
Deferred Compensation	—	—	—	—	—
Total	10,027	5,849	105	—	15,981
Angela A. Buonocore				—
Non-qualified savings	5,585	3,258	598	—	26,905
Deferred Compensation	283,478	—	51,000	—	1,221,131
Total	289,063	3,258	51,598	—	1,248,036

(b)	Non-qualified savings amounts for Executive Contributions in Last Fiscal Year are included in the Salary column of the Summary Compensation Table and deferred compensation amounts for Ms. McClain and Ms. Buonocore represent the deferred portion of the 2010 AIP, which amounts were credited to the executives’ accounts in 2011, and are included in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

(c)	The amounts in column (c) for non-qualified savings are also reflected in column (g) of the All Other Compensation Table as Excess Savings Plan Contributions and included in the Summary Compensation Table.

(f)	With respect to Ms. McClain, includes $446,178 in executive and registrant contributions to the ITT Deferred Compensation Plan and the ITT Excess Savings Plan that were reported as compensation in the Summary Compensation Table in ITT’s previously filed proxy statements. For Messrs. Speetzen and Jimenez and Ms. Buoncore, amounts in column (f) do not include any amounts reported in previous Summary Compensation Tables.

The table below shows the funds available under the ITT Deferred Compensation Plan, as reported by the administrator and their annual rate of return for the calendar year ended December 31, 2010.

	Rate of		Rate of
	Return		Return
	1/1/10		1/1/10
Name of Fund	12/31/10	Name of Fund	12/31/10

Fixed Rate Option(1)	5.80%	Vanguard Developed Markets Index (VDMIX)	8.54%
PIMCO Total Return Institutional (PTTRX)	8.86%	Artio International Equity A (BJBIX)	8.52%
PIMCO Real Return Institutional (PRRIX)	7.68%	American Funds EuroPacific Growth (REREX)	9.39%
T Rowe Price High Yield (PRHYX)	14.40%	First Eagle Overseas A (SGOVX)	19.24%
Dodge & Cox Stock (DODGX)	13.49%	Lazard Emerging Markets Equity Open (LZOEX)	22.43%
Vanguard 500 Index (VFINX)	14.91%	AIM Global Real Estate (AGREX)	16.97%
American Funds Growth Fund of America R4 (RGAEX)	12.29%	Model Portfolio* — Conservative	8.11%
Perkins Mid Cap Value (JMCVX)	14.81%	Model Portfolio* — Moderate Conservative	10.51%
Artisan Mid Cap (ARTMX)	31.57%	Model Portfolio* — Moderate	12.43%
American Century Small Cap Value (ASVIX)	24.15%	Model Portfolio* — Moderate Aggressive	13.45%
Perimeter Small Cap Growth (PSCGX)	25.14%	Model Portfolio* — Aggressive	14.70%
Harbor International (HIINX)	11.57%	ITT Corporation Stock Fund (ITT)	6.97%
Vanguard Total Bond Market Index (VBMFX)	6.42%

(1)	The Fixed Rate Option 5.80% rate is based on guaranteed contractual returns from the insurance ITT provider.

*	The returns shown in the model portfolio are not subsidized by ITT, but represent returns for a managed portfolio based on funds available to deferred compensation participants.

Potential Post-Employment Compensation

The Potential Post-Employment Compensation tables below reflect the amount of compensation payable to each of the NEOs in the event of employment termination under several different circumstances, including voluntary termination, termination for cause, death, disability, termination without cause or termination in connection with a change of control. Ms. McClain, Mr. Jimenez and Ms. Buonocore are covered under the Senior Executive Severance Pay Plan and Special Senior Executive Severance Pay Plan (applicable to change of control) described in “Compensation Discussion and Analysis — Post-Employment Compensation — Severance Plan Arrangements.” Mr. Speetzen is covered under the ITT Severance Policy or the Special Senior Executive Severance Pay Plan (applicable to change of control). The ITT Severance Policy provides for severance based on grade level and years of service.

The amounts shown in the potential post-employment compensation tables are estimates (or the estimated present value of the ITT Excess Pension Plan which may be paid in continuing annuity payments), assuming that the triggering event was effective as of December 31, 2010, including amounts which would be earned through such date (or that would be earned during a period of severance), and where applicable, are based on the ITT closing stock price on December 31, 2010, the last trading day of 2010, which was $52.11.

The actual amounts to be paid out can only be determined at the time of such executive’s separation from ITT. For purposes of calculating the estimated potential payments to our officers under the ITT Excess Pension Plan, as reflected in the tables below, we have used the same actuarial factors and assumptions described in note (1) to the 2010 Pension Benefits table and those used for financial statement reporting purposes as described in Note 13 to the Combined Financial Statements in this Information Statement. The calculations assume a discount rate of 5.75% and take into account the UP 1994 Mortality Table projected to 2010, except as noted in the footnotes.

Payments and Benefits Provided Generally to Salaried Employees.  The amounts shown in the tables below do not include payments and benefits to the extent these payments and benefits are provided on a non-discriminatory basis to salaried employees generally upon termination of employment. These include:

•	Accrued salary and vacation pay;

•	Regular pension benefits under the ITT Salaried Retirement Plan;

•	Health care benefits provided to retirees under the ITT Salaried Retirement Plan, including retiree medical and dental insurance. Employees who terminate prior to retirement are eligible for continued benefits under COBRA; and

•	Distributions of plan balances under the ITT Salaried Investment and Savings Plan and amounts currently vested under the ITT Excess Savings Plan.

No perquisites are available to any NEOs in any of the post-employment compensation circumstances. With respect to the ITT Salaried Retirement Plan, benefits under such plan may be deferred to age 65, but may become payable at age 55 or, if the participant is eligible for early retirement, the first of the month immediately following the last day worked without regard to the period of the severance payments. Benefits under the ITT Excess Pension Plan must commence as soon as possible but generally would be payable seven months following such date, retroactive to the date the ITT Excess Pension Plan benefit became payable.

Senior Executive Severance Pay Plan.  The amount of severance pay under this plan depends on the executive’s base pay and years of service. The amount will not exceed 24 months of base pay or be greater than two times the executive’s total annual compensation during the year immediately preceding termination. ITT considers these severance pay provisions appropriate transitional provisions given the job responsibilities and competitive market in which senior executives function. ITT’s obligation to continue severance payments stops if the executive does not comply with ITT’s Code of Corporate Conduct. ITT considers this cessation provision to be critical to ITT’s emphasis on ethical behavior. ITT’s obligation to continue severance payments also stops if the executive does not comply with non-competition provisions of the ITT Severance Policy or Senior Executive Severance Pay Plan. These provisions protect the integrity of our businesses and are consistent with typical commercial arrangements. Ms. McClain, Mr. Jimenez and Ms. Buonocore are covered under this plan. Mr. Speetzen is covered under the ITT Severance Policy.

If a covered executive receives or is entitled to receive other compensation from another company, the amount of that other compensation could be used to offset amounts otherwise payable under the ITT Senior Executive Severance Pay Plan. During the severance payment period, the executive will have a limited right to continue to be eligible for participation in certain benefit plans. Severance pay will start within sixty days following the covered executive’s scheduled termination date.

Special Senior Executive Severance Pay Plan.  This plan provides two levels of benefits for covered executives, based on their position within ITT. The Committee considered two levels of benefits appropriate based on the relative ability of each level of employee to influence future ITT performance. (Senior Vice Presidents receive the higher level and Vice Presidents and employees in Band B receive the lower level). Under the Special Senior Executive Severance Pay Plan, if a covered executive is terminated within two years after an acceleration event in a change of control or in contemplation of an acceleration in a change of control event that ultimately occurs or if the covered executive terminates his or her employment for good reason within two years after an acceleration event in the event of a change of control, he or she would be entitled to:

•	any accrued but unpaid base salary, bonus (AIP payment), unreimbursed expenses and employee benefits, including vacation;

•	two or three times the highest annual base salary rate during the three fiscal years immediately preceding the date of termination and two or three times the highest AIP payment paid or awarded in the three years preceding an acceleration event or termination;

•	continuation of health and life insurance benefits and certain perquisites at the same levels for two or three years;

•	a lump-sum payment equal to the difference between the total lump-sum value of his or her pension benefit under ITT’s pension plans, or any successor pension plans (provided such plans are no less favorable to the executive than the ITT pension plans), and the total lump-sum value of his or her pension benefit under the pension plans after crediting an additional two or three years of age and eligibility and benefit service using the highest annual base salary rate and bonus for purposes of determining final average compensation under the pension plans;

•	credit for an additional two or three years of age and two or three years of eligibility service under the retiree health and retiree life insurance benefits;

•	a lump-sum payment equal to two or three times the highest annual base salary rate during the three years preceding termination or an acceleration event times the highest percentage rate of ITT’s contributions to the ITT Salaried Investment and Savings Plan and the ITT Excess Savings Plan, such payment not to exceed 3.5% per year; and

•	tax gross-up for excise taxes imposed on the covered employee; and

•	one year of outplacement.

Mses. McClain and Buonocore are covered at the highest level of benefits. Messrs. Speetzen and Jimenez are covered at the lower level of benefits.

The Potential Post-Employment Compensation tables below provide additional information.

Change of Control Arrangements

The payment or vesting of awards or benefits under each of the plans listed below would be accelerated upon the occurrence of a change of control of ITT. The reasons for the change of control provisions in these plans are to put the executive in the same position he or she would have been in had the change of control not occurred. Executives then can focus on preserving value for shareholders when evaluating situations that, without change of control provisions, could be personally adverse to the executive. There would be a change of control of ITT if one of the following acceleration events occurred:

1. A report on Schedule 13D was filed with the SEC disclosing that any person, other than ITT or one of its subsidiaries or any employee benefit plan that is sponsored by ITT or a subsidiary, had become the beneficial owner of 20% or more of ITT’s outstanding stock;

2. A person other than ITT or one of its subsidiaries or any employee benefit plan that is sponsored by ITT or a subsidiary purchased ITT’s shares in connection with a tender or exchange offer, if after consummation of the offer the person purchasing the shares is the beneficial owner of 20% or more of ITT’s outstanding stock;

3. The shareholders of ITT approved:

(a) any consolidation, business combination or merger of ITT other than a consolidation, business combination or merger in which the shareholders of ITT immediately prior to the merger would hold 50% or more of the combined voting power of ITT or the surviving corporation of the merger and would have the same proportionate ownership of common stock of the surviving corporation that they held in ITT immediately prior to the merger; or

(b) any sale, lease, exchange or other transfer of all or substantially all of the assets of ITT;

4. A majority of the members of the Board of Directors of ITT changed within a 12-month period, unless the election or nomination for election of each of the new Directors by ITT’s stockholders had been approved by two-thirds of the Directors still in office who had been Directors at the beginning of the 12-month period or whose nomination for election or election was recommended or approved by a majority of Directors who were Directors at the beginning of the 12-month period; or

5. Any person other than ITT or one of its subsidiaries or any employee benefit plan sponsored by ITT or a subsidiary became the beneficial owner of 20% or more of ITT’s outstanding stock.

At the time of an acceleration event, any unfunded pension plan obligations will be funded using a Rabbi Trust. Pre-2005 awards and benefits will be paid if the 20% threshold described above is reached. For awards or benefits earned since January 1, 2005, payment of awards or benefits would be made if a person other than ITT, its subsidiaries or any employment benefit plan sponsored by ITT becomes the beneficial owner of 30% or more of ITT’s outstanding stock.

The 2011 Omnibus Incentive Plan was approved by shareholders at ITT’s 2011 Annual Meeting, change of control under the 2011 Omnibus Incentive Plan requires consummation of the transactions described in 3(a) and (b) above.

The following ITT plans have change of control provisions:

•	the 2011 Omnibus Incentive Plan;

•	the 2003 Equity Incentive Plan;

•	the 1994 Incentive Stock Plan;

•	the 1996 Restricted Stock Plan for Non-Employee Directors;

•	the 1997 Annual Incentive Plan for Executive Officers;

•	the 1997 Annual Incentive Plan;

•	the 1997 Long-Term Incentive Plan;

•	the Special Senior Executive Severance Pay Plan;

•	the Enhanced Severance Pay Plan;

•	the Deferred Compensation Plan;

•	the Excess Savings Plan;

•	the Excess Pension Plans; and

•	the Salaried Retirement Plan.

Potential post-employment compensation arrangements are more fully described for the NEOs in the tables on below.

Potential Post-Employment Compensation

						Termination not
						for Cause or
	Gretchen W. McClain					With Good
		Termination for			Termination	Reason After
	Resignation	Cause	Death	Disability	not for	Change of Control
	$	$	$	$	Cause $	$
	(a)	(b)	(c)	(d)	(e)	(f)

Cash Severance(1)
Salary	—	—	—	—	618,333	1,590,000
AIP	—	—	—	—	—	1,606,800
Total	—	—	—	—	618,333	3,196,800
Unvested Non-Equity Units(2)
2009 — 11 TSR Award	—	—	—	—	—	120,000
2010 — 12 TSR Award	—	—	—	—	—	240,000
Total	—	—	—	—		360,000
Unvested Equity Awards(3)
3/10/08 Stock Option	—	—	—	—	—	—
3/10/08 Restricted Stock	—	—	246,376	246,376	246,376	246,376
3/5/09 Stock Option	—	—	570,060	570,060	—	570,060
3/5/09 Restricted Stock	—	—	3,244,838	3,244,838	2,085,319	3,244,838
3/5/10 Stock Option	—	—	—	—	—	—
3/5/10 Restricted Stock	—	—	390,981	390,981	249,794	390,981
Total	—	—	4,452,255	4,452,255	2,581,489	4,452,255
Non-Qualified Retirement Benefits
ITT Excess Pension Plan(4)	193,588	193,588	105,312	—	193,588	1,057,111
ITT Excess Savings Plan(5)	—	—	—	—	—	55,650
Total	193,588	193,588	105,312	—	193,588	1,112,761
Other Benefits
Outplacement(6)	—	—	—	—	75,000	75,000
Health & Welfare(7)	—	—	—	—	3,465	8,910
IRC 280(g) Tax Gross-Up(8)	—	—	—	—	—	2,747,791
Total	—	—	—	—	78,465	2,831,701
Total	193,588	193,588	4,557,567	4,452,255	3,471,875	11,953,517

(1)	Ms. McClain is covered under ITT’s Senior Executive Severance Pay Plan. Under that plan, described in “Compensation Discussion and Analysis — Post-Employment Compensation — Severance Plan Arrangements,” ITT will pay a severance benefit equal to 14 months of base salary if terminated other than for cause unless termination occurs after the normal retirement date. In the event of a change of control, Ms. McClain is covered under ITT’s Special Senior Executive Severance Pay Plan, described in “Compensation Discussion and Analysis— Post-Employment Compensation — Severance Plan Arrangements” and, under the terms of the plan, would be paid a lump sum payment equal to the sum of three times her highest annual salary and three times the highest AIP award paid in the three years preceding a change of control. Further information regarding Ms. McClain’s post employment compensation is provided in the Non-Qualified Deferred Compensation and Pension Tables above.

(2)	Based on total shareholder return performance through December 31, 2010, outstanding TSR awards would not earn a payout. Should Ms. McClain resign or be terminated for cause, she would receive no TSR payment. In the event of death or disability, she would receive payment, if any, for outstanding TSR awards and in the event of termination without cause she would receive payment, if any, based on a pro-rata portion of the outstanding TSR awards as of the termination date, based on ITT’s performance during the three-year period, in accordance with Section 409A. TSR awards provide that in the event of a change of control, a pro-rata portion of outstanding awards will be paid through the date of the change of control based on actual performance and the balance of the award will be paid at target (100%).

(3)	Equity awards vest according to the terms described in “Compensation Discussion and Analysis — Long-Term Incentive Awards Program.” Unvested equity awards reflect the market value of restricted stock and in-the-money value of options based on ITT’s December 31, 2010 closing stock price of $52.11.

(4)	Column (a) and column (b) amounts reflect the present value of the annual vested benefit payable under the ITT Excess Pension Plan, as of December 31, 2010 assuming a retirement at age 65. Column (c) provides the value of the benefit payable to Ms. McClain’s beneficiary upon death. Column (d) is inapplicable because disability would not affect retirement benefits. Column (e) provides the present value of the benefit payable by ITT after imputing 24 months of eligibility service in the determination of the benefit. Column (f) provides the lump sum payable by ITT in accordance with the Special Senior Executive Severance Pay Plan in the event of a change of control.

(5)	No additional ITT Excess Savings Plan payments are made in the event of voluntary or involuntary termination, or termination for cause. In the case of death or disability, to the extent not already vested, the participant becomes 100% vested in the ITT match. Ms. McClain was fully vested in the ITT match as of December 31, 2010. Column (f) reflects the additional cash payment representing ITT contributions, which would be made following a change of control as described in the Special Senior Executive Severance Pay Plan in “Compensation Discussion and Analysis— Post-Employment Compensation — Severance Plan Arrangements.”

(6)	ITT’s Senior Executive Severance Pay Plan includes one year of outplacement services. Amounts shown in columns (e) and (f) are based on a current competitive bid.

(7)	In the event of termination not for cause, ITT will pay the company’s portion of medical and life insurance premiums for fourteen months ( $2,352 and $1,113 respectively) and in the event of a change of control, ITT will pay medical and life insurance premiums for three years ($6,048 and $2,862 respectively).

(8)	Amounts in column (f) assume termination occurs immediately upon a change of control based on ITT’s December 31, 2010 closing stock price of $52.11.

Potential Post-Employment Compensation

						Termination
						not for Cause
						or with Good
	Michael Speetzen					Reason
		Termination			Termination	After Change
	Resignation	For Cause	Death	Disability	Not For Cause	of Control
	$(a)	$(b)	$(c)	$(c)	$(e)	$(f)

Cash Severance
Salary(1)	—	—	—	—	156,000	624,000
Bonus(1)	—	—	—	—	—	410,860
Total	—	—	—	—	156,000	1,034,860
Unvested Non-Equity Awards(2)
2009 — 11 TSR Award	—	—	—	—	—	33,333
2010 — 12 TSR Award	—	—	—	—	—	66,667
Total	—	—	—	—	—	100,000
Unvested Equity Awards(3)
3/5/09 Stock Option	—	—	125,175	125,175	62,587	125,175
3/5/09 Restricted Stock	—	—	137,518	137,518	103,139	137,518
3/5/10 Stock Option	—	—	—	—	—	—
3/5/10 Restricted Stock	—	—	525,477	525,477	218,949	525,477
Total	—	—	788,170	788,170	384,675	788,170
Non-Qualified Retirement Benefits
ITT Excess Pension Plan(4)	—	—	—	—	—	166,471
ITT Excess Savings Plan(5)	—	—	977	977	—	21,678
Total	—	—	977	977	—	188,149
Other Benefits
Outplacement(6)	—	—	—	—	—	75,000
Health & Welfare(7)	—	—	—	—	3,715	12,736
IRC 280(g) Tax Gross-Up(8)	—	—	—	—	—	—
Total	—	—	—	—	3,715	87,736
Total	—	—	789,147	789,147	544,390	2,198,916

(1)	Mr. Speetzen is covered under the ITT Severance Pay Policy. Under that policy, described in “Compensation Discussion and Analysis — Post-Employment Compensation — Severance Plan Arrangements,” ITT will pay a severance benefit equal to 26 weeks of base salary if terminated other than for cause unless termination occurs after the normal retirement date. In the event of a change of control, Mr. Speetzen is covered under ITT’s Special Senior Executive Severance Pay Plan, described in “Compensation Discussion and Analysis — Post-Employment Compensation — Severance Plan Arrangements” and, under the terms of the plan, would be paid a lump sum payment equal to the sum of two times his highest annual salary and two times the highest AIP award paid in the three years preceding a change of control. Further information regarding Mr. Speetzen’s post employment compensation is provided in the Non-Qualified Deferred Compensation and Pension Tables above.

(2)	Based on total shareholder return performance through December 31, 2010, outstanding TSR awards for the 2009-11 and the 2010-12 performance periods would not earn a payout. Should Mr. Speetzen resign or be terminated for cause, he would receive no TSR payment. In the event of death or disability, he would receive payment, if any, for outstanding TSR awards and in the event of termination without cause he would receive payment, if any, based on a pro-rata portion of the outstanding TSR awards as of the termination date, based on ITT’s performance during the three-year period, in accordance with Section 409A. TSR awards provide that in the event of a change of control, a pro-rata portion of outstanding awards will be paid through the date of the change of control based on actual performance and the balance of the award will be paid at target (100%).

(3)	Equity awards vest according to the terms described in “Compensation Discussion and Analysis — Long-Term Incentive Awards Program.” Unvested equity awards reflect the market value of restricted stock and in-the-money value of options based on ITT’s December 31, 2010 closing stock price of $52.11.

(4)	Mr. Speetzen has not yet accrued a vested pension benefit. Column (f) provides the lump sum payable by ITT in accordance with the Special Senior Executive Severance Pay Plan in the event of a change of control.

(5)	No additional ITT Excess Savings Plan payments are made in the event of voluntary or involuntary termination, or termination for cause. In the case of death or disability, the participant becomes 100% vested in the ITT match. Column (f) reflects the additional cash payment representing ITT contributions, which would be made following a change of control as described in the Special Senior Executive Severance Pay Plan in “Compensation Discussion and Analysis— Post-Employment Compensation — Severance Plan Arrangements.”

(6)	The Severance Policy includes outplacement services. Amounts shown in columns (f) are based on a current competitive bid.

(7)	In the event of termination not for cause, ITT will pay the company’s portion of medical and life insurance premiums ($3,388 and $327, respectively) for seven months and in the event of a change of control, ITT will pay medical life insurance premiums ($11,616 and $1,120, respectively) for two years.

(8)	Amounts in column (f) assume termination occurs immediately upon a change of control based on ITT’s December 31, 2010 closing stock price of $52.11.

Potential Post-Employment Compensation

						Termination
						not for Cause
	Frank R. Jimenez					or with Good
					Termination	Reason After
		Termination			not for	Change of
	Resignation	for Cause	Death	Disability	Cause	Control
	$	$	$	$	$	$
	(a)	(b)	(c)	(d)	(e)	(f)

Cash Severance(1)
Salary	—	—	—	—	415,000	830,000
AIP	—	—	—	—	—	624,000
Total	—	—	—	—	415,000	1,454,000
Unvested Non-Equity Units(2)
2009 — 11 TSR Award	—	—	—	—	—	55,567
2010 — 12 TSR Award	—	—	—	—	—	111,133
Total	—	—	—	—	—	166,700
Unvested Equity Awards(3)
6/9/09 Stock Option	—	—	69,445	69,445	34,722	69,445
6/9/09 Restricted Stock	—	—	189,524	189,524	157,937	189,524
3/5/10 Stock Options	—	—	—	—	—	—
3/5/10 Restricted Stock	—	—	181,030	181,030	105,601	181,030
Total			439,999	439,999	298,260	439,999
Non-Qualified Retirement Benefits
ITT Excess Pension Plan(4)	—	—				463,661
ITT Excess Savings Plan(5)	—	—	4,037	4,037		29,050
Total			4,037	4,037	—	492,711
Other Benefits
Outplacement(6)	—	—	—	—	75,000	75,000
Health & Welfare(7)	—	—	—	—	1,821	3,642
IRC 280(g) Tax Gross-Up(8)	—	—	—	—	—	—
Total	—	—	—	—	76,821	78,642
Total	—	—	444,036	444,036	790,081	2,632,052

(1)	Mr. Jimenez is covered under the Senior Executive Severance Pay Plan. Under that plan, ITT will pay a severance benefit equal to 12 months of base salary if terminated other than for cause unless termination occurs after the normal retirement date. In the event of a change of control, Mr. Jimenez is covered under ITT’s Special Senior Executive Severance Pay Plan, described in “Compensation Discussion and Analysis — Severance Plan Arrangements — Special Senior Executive Severance Pay Plan” and, under the terms of the plan, would be paid a lump sum payment equal to two times his current salary plus two times the highest AIP award paid in the three years prior to a change of control. Further information regarding Mr. Jimenez’s post employment compensation is provided in the Non-Qualified Deferred Compensation and Pension Tables above.

(2)	Based on total shareholder return performance through December 31, 2010, outstanding TSR awards for the 2009-11 and 2010-12 performance periods would not earn a payment. Should Mr. Jimenez resign or be terminated for cause, he would receive no TSR payment. In the event of death or disability, he would receive payment, if any, for outstanding TSR awards and in the event of termination without cause he would receive payment, if any, based on a pro-rata portion of the outstanding TSR awards as of the termination date, based on ITT’s performance during the three-year period, in accordance with Section 409A. The TSR awards, in the event of a change of control, provide that a pro-rata portion of outstanding awards will be paid through the date of the change of control based on actual performance and the balance of the award will be paid at target (100%).

(3)	Equity awards vest according to the terms described in “Compensation Discussion and Analysis — Long-Term Incentive Awards Program.” Unvested equity awards reflect the market value of restricted stock and in-the-money value of options based on ITT’s December 31, 2010 closing stock price of $52.11.

(4)	Mr. Jimenez has not yet accrued a vested pension benefit. Column (f) provides the lump sum payable by ITT in accordance with the Special Senior Executive Severance Pay Plan in the event of a change of control.

(5)	No additional ITT Excess Savings Plan payments are made in the event of voluntary or involuntary termination, or termination for cause. In the case of death or disability, the participant becomes 100% vested in the ITT match. Amounts in column (f) reflect the additional cash payment representing ITT contributions, which would be made following a change of control as described in the Special Senior Executive Severance Pay Plan in “Compensation Discussion and Analysis — Severance Plan Arrangements — Special Senior Executive Severance Pay Plan.”

(6)	ITT’s Senior Executive Severance Pay Plan includes one year of outplacement services. Amounts shown in columns (e) and (f) are based on a current competitive bid.

(7)	In the event of termination not for cause, ITT will pay the company’s portion of medical and life insurance premiums for one year ($1,074 and $747 respectively) and in the event of a change of control, ITT will pay medical and life insurance premiums for two years ($2,148 and $1,494 respectively).

(8)	Amounts in column (f) assume termination occurs immediately upon a change of control based on ITT’s December 31, 2010 closing stock price of $52.11.

Potential Post-Employment Compensation

						Termination
						not for Cause
	Angela Buonocore					or with Good
					Termination	Reason After
		Termination			not for	Change of
	Resignation	for Cause	Death	Disability	Cause	Control
	$	$	$	$	$	$
	(a)	(b)	(c)	(d)	(e)	(f)

Cash Severance
Salary(1)	—	—	—	—	340,000	1,020,000
Bonus(1)	—	—	—	—	—	1,155,000
Total	—	—	—	—	340,000	2,175,000
Unvested Non-Equity Awards (2)	—	—	—	—
2009 — 11 TSR Award	—	—	—	—	—	45,000
2010 — 12 TSR Award	—	—	—	—	—	90,000
Total	—	—	—	—	—	135,000
Unvested Equity Awards (3)
3/7/07 Restricted Stock	—	—	208,440	208,440	208,440	208,440
3/10/08 Stock Option	—	—	—	—	—	—
3/10/08 Restricted Stock	—	—	100,781	100,781	100,781	100,781
3/5/09 Stock Options	—	—	142,516	142,516	71,258	142,516
3/5/09 Restricted Stock	—	—	185,616	185,616	170,148	185,616
3/5/10 Stock Option	—	—	—	—	—	—
3/5/10 Restricted Stock	—	—	146,638	146,638	85,539	146,638
Total	—	—	783,991	783,991	636,166	783,991
Non-Qualified Retirement Benefits
ITT Excess Pension Plan(4)	113,340	113,340	61,657	—	113,340	630,762
ITT Excess Savings Plan(5)	—	—	3,391	3,391	—	23,800
Total	113,340	113,340	65,048	3,391	113,340	654,562
Other Benefits
Outplacement(6)	—	—	—	—	—	75,000
Health & Welfare(7)	—	—	—	—	2,564	7,692
IRC 280(g) Tax Gross-Up(8)	—	—	—	—	—	1,493,206
Total	—	—	—	—	2,564	1,575,898
Total	113,340	113,340	849,039	787,382	1,092,070	5,324,451

(1)	Ms. Buonocore is covered under the Senior Executive Severance Pay Plan. Under that plan, Ms. Buonocore will receive a severance benefit equal to 12 months base salary if terminated other than for cause unless termination occurs after the normal retirement date. In the event of a change of control, Ms. Buonocore is covered under ITT’s Special Senior Executive Severance Pay Plan, described in “Compensation Discussion and Analysis — Severance Plan Arrangements — Special Senior Executive Severance Pay Plan” and, under the terms of the plan, would be paid a lump sum payment equal to the sum of three times her highest annual salary and three times the highest AIP award paid in the three years preceding a change of control.

(2)	Based on total shareholder return performance through December 31, 2010, outstanding TSR awards for the 2009-11 and 2010-12 performance periods would not earn a payout. Should Ms. Buonocore resign or be terminated for cause, she would receive no TSR payment. In the event of death or disability, she would receive payment, if any, for outstanding TSR awards and in the event of termination not for cause she would receive payment, if any, based on a pro-rata portion of the outstanding TSR awards as of the termination date, based on ITT’s performance during the three-year period, in accordance with Section 409A. TSR awards provide that in the event of a change of control, a pro-rata portion of outstanding awards will be paid through the date of the change of control based on actual performance and the balance of the award will be paid at target (100%).

(3)	Equity awards vest according to the terms described in “Compensation Discussion and Analysis — Long-Term Incentive Awards Program.” Unvested equity awards reflect the market value of restricted stock and in-the-money value of options based on ITT’s December 31, 2010 closing stock price of $52.11.

(4)	Column (a) and column (b) amounts reflect the present value of the annual vested benefit payable under the ITT Excess Pension Plan, as of December 31, 2010 assuming a retirement age at 65. Column (c) provides the value of the benefit payable to Ms. Buonocore’s beneficiary upon death. Column (d) is inapplicable because disability would not affect retirement benefits. Column (e) provides the present value of the benefit payable by ITT after imputing 24 months of eligibility service in the determination of the benefit. Column (f) provides the lump sum payable by ITT in accordance with the Special Senior Executive Severance Pay Plan in the event of a change of control.

(5)	No additional ITT Excess Savings Plan payments are made in the event of voluntary or involuntary termination, or termination for cause. In the case of death or disability, the participant becomes 100% vested in the ITT match. Column (f) reflects the additional cash payment representing ITT contributions, which would be made following a change of control as described in the Special Senior Executive Severance Pay Plan in “Compensation Discussion and Analysis — Severance Plan Arrangements — Special Senior Executive Severance Pay Plan.”

(6)	ITT’s Senior Executive Severance Pay Plan includes one year of outplacement services.

(7)	In the event of termination not for cause, ITT will pay the company’s portion of medical and life insurance premiums for one year ($1,950 and $614 respectively) and in the event of a change of control, ITT will pay medical and life insurance premiums for three years ($5,850 and $1,842 respectively).

(8)	Amounts in column (f) assume termination occurs immediately upon a change of control based on ITT’s December 31, 2010 closing stock price of $52.11.

Appendix A

List of Companies from the S&P® Industrials Companies used in the Towers Watson Compensation Data Bank Analyses:

Abbott Laboratories
Advanced Micro  Devices
Agilent Technologies
Air Products and  Chemicals
Alcoa
Allergan
Amazon.com
Amgen
Apollo Group
Applied Materials
AT&T
Automatic Data  Processing
Avery Dennison
Avon Products
Ball
Baxter International
Best Buy
Big Lots
Biogen Idec
Boeing
Boston Scientific
Bristol-Myers Squibb
Brown-Forman
CA
Cameron International
Cardinal Health
Caterpillar
Celgene
Cephalon
CIGNA
Coca-Cola Enterprises
Colgate-Palmolive
ConAgra Foods
Convergys
CVS Caremark
Dean Foods
Dentsply
DIRECTV
Dow Chemical
Dr Pepper Snapple
DuPont
Eastman Chemical
Eastman Kodak
Eaton
eBay
Ecolab
Eli Lilly
El Paso Corporation
EMC
Emerson
Equifax
Fiserv
Fluor
Ford
Forest Laboratories
Fortune Brands
Freeport-McMoRan  Copper & Gold
Gannett
Gap
General Dynamics
General Electric
General Mills
Genzyme
Gilead Sciences
Goodrich
Goodyear Tire &  Rubber
Google
Harley-Davidson
Harman International  Industries
Hershey
Hess
Honeywell
Hormel Foods
Hospira
Humana
IBM
IMS Health
Intel
International Flavors &  Fragrances
International Game  Technology
International Paper
Jacobs Engineering
Johnson Controls
Johnson & Johnson
KB Home
Kellogg
Kimberly-Clark
KLA-Tencor
Kohl’s
Leggett and Platt
Lexmark International
Life Technologies
Limited
Lockheed Martin
Lorillard Tobacco
L-3 Communications
Marriott International
Masco
Mattel
McDonald’s
McKesson
MeadWestvaco
Medco Health  Solutions
Medtronic
Merck & Co
Microsoft
Millipore
Molson Coors Brewing
Monsanto
Motorola
Newmont Mining
New York Times
NIKE
Northrop Grumman
Novell
Occidental Petroleum
Office Depot
Owens-Illinois
Parker Hannifin
PepsiCo
Pfizer
Pitney Bowes
PPG Industries
Praxair
Pulte Homes
QUALCOMM
Quest Diagnostics
Qwest Communications
Raytheon
Rockwell Automation
Rockwell Collins
R.R. Donnelley
Sara Lee
Schering-Plough
Schlumberger
Sealed Air
Sherwin-Williams
Spectra Energy
Sprint Nextel
Staples
Starbucks
Starwood Hotels & Resorts
Sun Microsystems
Sunoco
Target
Tellabs
Tenet Healthcare
Teradata
Textron
3M
Time Warner
Time Warner Cable
UnitedHealth
United States Steel
United Technologies
Valero Energy
Verizon
VF
Viacom
Vulcan Materials
Walt Disney
Waste Management
Watson Pharmaceuticals
Western Digital
Western Union
Weyerhaeuser
Whirlpool
Whole Foods Market
Williams Companies
W.W. Grainger
Wyeth Pharmaceuticals
Wyndham Worldwide
Xerox
Yum! Brands

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with ITT and Exelis Related to the Spin-Off

This section of the Information Statement summarizes material agreements between us and ITT that will govern the ongoing relationships between the two companies after the spin-off and are intended to provide for an orderly transition to our status as an independent, publicly traded company. Additional or modified agreements, arrangements and transactions, which will be negotiated at arm’s length, may be entered into between us and ITT after the spin-off. The summaries below of each of these agreements set forth the terms that we believe are material. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which are incorporated by reference into this Information Statement.

Following the spin-off, we and ITT will operate independently, and neither will have any ownership interest in the other. In order to govern certain ongoing relationships between us and ITT after the spin-off and to provide mechanisms for an orderly transition, we, Exelis and ITT intend to enter into agreements pursuant to which certain services and rights will be provided for following the spin-off, and we, Exelis and ITT will indemnify each other against certain liabilities arising from our respective businesses. The following is a summary of the terms of the material agreements we expect to enter into with ITT and Exelis.

Distribution Agreement

We intend to enter into a Distribution Agreement with ITT and Exelis prior to the distribution of our shares of common stock to ITT shareholders. The Distribution Agreement will set forth our agreements with ITT and Exelis regarding the principal actions needed to be taken in connection with our spin-off from ITT. It will also set forth other agreements that govern certain aspects of our relationship with ITT and Exelis following the spin-off.

Transfer of Assets and Assumption of Liabilities.  The Distribution Agreement will provide for those transfers of assets and assumptions of liabilities that are necessary in connection with our separation from ITT so that each of Xylem, Exelis and ITT retains the assets necessary to operate its respective business and retains or assumes the liabilities allocated to it in accordance with the separation plan. The Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between and among Xylem, Exelis and ITT. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

Representations and Warranties.  In general, neither we nor ITT will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents, or any other matters. Except as expressly set forth in the Distribution Agreement or in any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis.

The Distribution.  The Distribution Agreement will govern the rights and obligations of the parties regarding the proposed distribution and certain actions that must occur prior to the proposed distribution, such as the election of officers and directors and the adoption of the amended and restated articles of incorporation and amended and restated by-laws.

Conditions.  The Distribution Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by ITT in its sole discretion. For further information regarding these conditions, see “The Spin-Off — Conditions to the Spin-Off.” ITT may, in its sole discretion, determine the distribution date and the terms of the distribution and may at any time prior to the completion of the distribution decide to abandon or modify the distribution.

Termination.  The Distribution Agreement will provide that it may be terminated by ITT at any time in its sole discretion prior to the distribution date.

Release of Claims.  We, Exelis and ITT will agree to broad releases pursuant to which we will each release the others and certain related persons specified in the Distribution Agreement from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the distribution. These releases will be subject to certain exceptions set forth in the Distribution Agreement.

Indemnification.  We, Exelis and ITT will agree to indemnify each other and certain related persons specified in the Distribution Agreement against breaches of the Distribution Agreement and certain liabilities in connection with our respective businesses and as otherwise allocated to each of us in the Distribution Agreement.

The amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds received by the party being indemnified. The Distribution Agreement will also specify procedures with respect to claims subject to indemnification and related matters.

Employee Matters Agreement

We intend to enter into an Employee Matters Agreement with ITT and Exelis that will govern the respective rights, responsibilities and obligations of ITT, Exelis and us after the spin-off with respect to transferred employees, defined benefit pension plans, defined contribution pension plans, non-qualified pension plans, employee welfare benefit plans, incentive plans, corporate-owned life insurance, stock options, foreign benefit plans, director plans and collective bargaining agreements.

Intellectual Property License Agreements

We intend to enter into an ITT Transitional Trademark License Agreement with ITT pursuant to which we will license on a non-exclusive basis from ITT the ITT name and trademark for a transitional period until we phase-out the use of such trademark in the operation of our business. We also intend to enter into a Goulds Trademark License Agreement pursuant to which we will have a perpetual license to use the “Goulds” trademark in connection with the operation of our pump business and share the exclusive right with ITT in a segment that overlaps with ITT’s pump business. We also intend to enter into a Trademark License Agreement with ITT pursuant to which we will have a license to use the “AC” trademark. We also intend to enter into a Technology License Agreement with ITT and Exelis pursuant to which we will license on a non-exclusive basis certain of our intellectual property (excluding trademarks) existing as of the distribution date to ITT and Exelis and their respective affiliates and in turn, both ITT and Exelis and their respective affiliates will grant reciprocal licenses to us, each for use in our respective businesses. We also intend to enter into several license agreements with ITT for certain technology related to turbine and other pumps.

Tax Matters Agreement

We intend to enter into a Tax Matters Agreement with ITT that will govern the respective rights, responsibilities and obligations of ITT, Exelis and us after the spin-off with respect to tax liabilities and benefits, tax attributes, tax contests and other tax sharing regarding U.S. Federal, state, local and foreign income taxes, other tax matters and related tax returns. As a subsidiary of ITT, we have (and will continue to have following the spin-off) several liability with ITT to the IRS for the consolidated U.S. Federal income taxes of the ITT consolidated group relating to the taxable periods in which we were part of that group. However, the Tax Matters Agreement will specify the portion, if any, of this tax liability for which we will bear responsibility, and ITT and Exelis will agree to indemnify us against any amounts for which we are not responsible. The Tax Matters Agreement will also provide special rules for allocating tax liabilities in the event that the spin-off is not tax-free. The Tax Matters Agreement will provide for certain covenants that may restrict our ability to pursue strategic or other transactions that otherwise could maximize the value of our business and may discourage or delay a change of control that you may consider favorable. For example, unless we (or ITT, as applicable) were to receive a supplemental private letter ruling from the IRS or an unqualified opinion from a nationally recognized tax advisor, or ITT and Exelis were to grant us a waiver, we would be restricted until 2 years after the spin-off is consummated from entering into transactions which would result in an ownership shift in the Company of more than 35% (measured by vote or value) or divestitures of certain businesses or entities which could impact the tax-free nature of the spin-off. Though valid as between the parties, the Tax Matters Agreement will not be binding on the IRS.

Real Estate Matters

We intend to enter into a Master Assignment and Assumption of Lease Agreement pursuant to which ITT, or certain of its subsidiaries, will assign lease agreements currently held in the name of ITT or certain of its subsidiaries to the party occupying and operating the relevant leased premises.

We intend to enter into a Master Lease Agreement pursuant to which ITT, or certain of its subsidiaries, will lease certain real estate to or from Xylem, or certain of its subsidiaries, that is currently owned by ITT, or certain of its subsidiaries, but currently occupied and operated by one or both parties, in each case for a limited term to help ensure an orderly transition following the distribution.

We intend to enter into a Master Sublease Agreement pursuant to which ITT, or certain of its subsidiaries, will sublease certain real estate to or from Xylem, or certain of its subsidiaries, that is currently leased by ITT, or certain of its subsidiaries, but currently occupied and operated by one or both parties, in each case for a limited term to help ensure an orderly transition following distribution.

Transition Services Agreements

We intend to enter into a Master Transition Services Agreement with ITT and Exelis, under which each of ITT and Exelis or their respective affiliates will provide us with certain services, and we or certain of our affiliates will provide each of ITT and Exelis certain services, for a limited time to help ensure an orderly transition for each of Xylem, ITT and Exelis following the distribution.

We anticipate that under the Master Transition Services Agreement, Xylem will receive certain services (including information technology, financial, procurement and human resource services, benefits support services and other specified services) from ITT and Exelis, and Xylem will provide certain services (including information technology, human resources services and other specified services) to ITT and Exelis. We expect these services will be initially provided at cost with scheduled, escalating increases to up to cost plus 10% and are planned to extend for a period of 3 to 24 months in most circumstances.

Other Agreements

Effective upon the distribution, we intend for certain intercompany work orders and/or informal intercompany commercial arrangements to be converted into third-party contracts based on ITT’s standard terms and conditions.

Policies for Approving Related Person Transactions

In connection with the distribution, it is expected that the Company and our Board of Directors will adopt formal written policies for evaluation of potential related person transactions, as those terms are defined in the SEC’s rules for executive compensation and related person disclosure, which provide for review and pre-approval of transactions which may or are expected to exceed $120,000 involving non-management directors, executive officers, beneficial owners of five percent or more of the Company’s common stock or other securities and any immediate family of such persons. The Company’s policy is expected to generally group transactions with related persons into two categories: (1) transactions requiring the approval of the Nominating and Governance Committee and (2) certain transactions, including ordinary course transactions below established financial thresholds, that are deemed pre-approved by the Nominating and Governance. The Nominating and Governance Committee is expected to deem to have pre-approved certain transactions identified in Item 404(a) of Regulation S-K that are not required to be disclosed even if the amount involved exceeds $120,000. In addition, any transaction with another company at which a related person’s only relationship is as an employee (other than an executive officer), director and/or beneficial owner of less than 10% of that company’s shares is expected to be deemed pre-approved; provided, however, that with respect to directors, if a director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, such transaction is expected to be reviewed by the Nominating and Governance Committee and not considered appropriate for automatic pre-approval. Regardless of whether a transaction is deemed pre-approved, all transactions in any amount are expected to required to be reported to the Nominating and Governance Committee.

DESCRIPTION OF MATERIAL INDEBTEDNESS

From and after the spin-off, we, Exelis and ITT will, in general, each be responsible for the debts, liabilities, rights and obligations related to the business or businesses that it owns and operates following consummation of the spin-off, except as set forth below. See “Certain Relationships and Related Party Transactions — Agreements with ITT and Exelis Related to the Spin-Off.”

The loan agreements, indentures and guaranties, as defined below, have been filed as exhibits to the Registration Statement on Form 10 of which this Information Statement is a part. You should read the more detailed provisions of the loan agreements, indentures and the guaranties, including the defined terms, for provisions that may be important to you.

Senior Notes

At or prior to the distribution, we expect to raise indebtedness in an amount of $1,200 million, the net proceeds of which are expected to fund a net cash transfer of approximately $817 million to ITT with the balance to be used in connection with the YSI acquisition and for general corporate purposes. The notes will be our senior unsecured obligations and will rank equally with all of our existing and future senior unsecured indebtedness. The notes initially will be guaranteed on a senior unsecured basis by ITT (the “ITT Guarantee”). The ITT Guarantee will terminate upon the completion of the spin-off. It is expected that the indenture governing the notes will include covenants that restrict our ability to, subject to exceptions, incur indebtedness secured by liens or engage in sale and leaseback transaction. In addition, we expect that the indenture will provide that we may redeem some or all of the notes at any time at a redemption price that includes a make-whole premium and that if a change of control triggering event occurs, we will be required to make an offer to repurchase the notes in cash from the holders at a price equal to 101% of their aggregate principal amount, plus accrued and unpaid interest. The actual terms of the notes, including interest rate, principal amount, redemption provisions and maturity, will depend on market conditions at the time of pricing.

Credit Facility

At or prior to the separation, we expect to enter into a new $600 million four-year unsecured senior revolving credit facility. The interest rate for borrowings under the new credit facility is expected to be generally based on the London Interbank Offered Rate (LIBOR), plus a spread, based upon our debt rating. The senior revolving credit facility will replace, in part, the existing credit facility of ITT, and be used for working capital, capital expenditures and other general corporate purposes. ITT initially will guarantee the new credit facility, and we will assume the obligations of ITT in connection with the distribution. The actual terms of the new credit facility, including interest rate, commitment, covenants and maturity, will depend on market conditions at the time we enter into the new credit facility.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this Information Statement, all of the outstanding shares of our common stock are beneficially owned by ITT. After the spin-off, ITT will not own any shares of our common stock.

The following table provides information with respect to the anticipated beneficial ownership of our common stock by:

•	each of our shareholders who we believe (based on the assumptions described below) will beneficially own more than 5% of Xylem’s outstanding common stock;

•	each of our current directors and the directors following the spin-off;

•	each officer named in the summary compensation table; and

•	all of our directors and executive officers following the spin-off as a group.

Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of ITT common stock on          , 2011, giving effect to a distribution ratio of           shares of our common stock for each share of ITT common stock held by such person.

To the extent our directors and executive officers own ITT common stock at the record date of the spin-off, they will participate in the distribution on the same terms as other holders of ITT common stock.

Except as otherwise noted in the footnotes below, each person or entity identified in the tables below has sole voting and investment power with respect to the securities owned by such person or entity.

Immediately following the spin-off, we estimate that      shares of our common stock will be issued and outstanding, based on the number of shares of ITT common stock expected to be outstanding as of the record date. The actual number of shares of our common stock outstanding following the spin-off will be determined on          , 2011, the record date.

Stock Ownership of Certain Beneficial Owners

We anticipate, based on information to our knowledge as of June 30, 2011, that the following entities will beneficially own more than 5% of our common stock after the spin-off.

	Amount and
	Nature of
	Beneficial
Name and Address of Beneficial Owner	Ownership	Percent of Class

Barrow, Hanley, Mewhinney & Strauss, LLC	(a )	7.09	%(a)
2200 Ross Avenue, 31st Floor
Dallas, TX 75201-2761

(a)	As reported on Schedule 13G dated filed on February 11, 2011, Barrow, Hanley, Mewhinney & Strauss, LLC has sole voting power with respect to shares, shared voting power with respect to shares, and sole dispositive power with respect to shares.

Stock Ownership of Officers and Directors

Shares of
Common Stock
	Beneficially	Shares Subject	Share
	Owned	to Option	Equivalents	Total

Non-Employee Directors
Curtis J. Crawford
Steven R. Loranger
John J. Hamre
Surya N. Mohapatra
Markos I. Tambakeras
Named Executive Officers
Gretchen W. McClain
Michael T. Speetzen
Frank R. Jimenez
Angela A. Buonocore

Directors and Executive Officers as a Group ( persons)

DESCRIPTION OF CAPITAL STOCK

General

Prior to the distribution date, our Board of Directors and ITT, as our sole shareholder, will approve and adopt the amended and restated articles of incorporation and the amended and restated by-laws. Our amended and restated articles of incorporation authorize us to issue           shares of common stock, par value $0.01 per share, and           shares of preferred stock. The following is a description of our capital stock. This description is not complete, and we qualify this description by referring to our amended and restated articles of incorporation and our amended and restated by-laws, which are attached as exhibits to our Registration Statement on Form 10 under the Exchange Act, and to the laws of the state of Indiana.

Common Stock

Dividend Rights.  Under our amended and restated articles of incorporation, holders of our common stock are entitled to receive any dividends our Board of Directors may declare on the common stock, subject to the prior rights of the preferred stock. The Board of Directors may declare dividends from funds legally available for this purpose.

Voting Rights.  Our common stock has one vote per share. The holders of our common stock are entitled to vote on all matters to be voted on by shareholders. Our amended and restated articles of incorporation do not provide for cumulative voting. This could prevent directors from being elected by a relatively small group of shareholders.

Liquidation Rights.  After provision for payment of creditors and after payment of any liquidation preferences to holders of the preferred stock, if we liquidate, dissolve or are wound up, whether this is voluntary or not, the holders of our common stock will be entitled to receive on a pro rata basis all assets remaining.

Other Rights.  Our common stock is not liable to further calls or assessment. The holders of our common stock are not currently entitled to subscribe for or purchase additional shares of our capital stock. Our common stock is not subject to redemption and does not have any conversion or sinking fund provisions.

Preferred Stock

Our Board of Directors has the authority, without other action by shareholders, to issue up to      shares of preferred stock in one or more series. The holders of our preferred stock do not have the right to vote, except as our Board of Directors establishes, or as provided in our amended and restated articles of incorporation or as determined by state law.

The Board of Directors has the authority to determine the terms of each series of preferred stock, within the limits of our amended and restated articles of incorporation, our amended and restated by-laws and the laws of the state of Indiana. These terms include the number of shares in a series, the consideration, dividend rights, liquidation preferences, terms of redemption, conversion rights and voting rights, if any.

Effects on Our Common Stock if We Issue Preferred Stock

If we issue preferred stock, it may negatively affect the holders of our common stock. These possible negative effects include the following:

•	diluting the voting power of shares of our common stock;

•	affecting the market price of our common stock;

•	delaying or preventing a change in control of Xylem;

•	making removal of our present management more difficult; or

•	restricting dividends and other distributions on our common stock.

Provisions of Our Amended and Restated Articles of Incorporation and Amended and Restated By-Laws That Could Delay or Prevent a Change in Control

Certain provisions of our amended and restated articles of incorporation and amended and restated by-laws may delay or make more difficult unsolicited acquisitions or changes of control of the Company. We believe that such provisions will enable us to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our Board of Directors to be in the best interests of the Company, our shareholders and certain other constituents. Such provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change of control of the Company, although a majority of our shareholders might consider such proposals, if made, desirable. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our Board of Directors. These provisions include:

•	a classified Board of Directors;

•	the availability of capital stock for issuance from time to time at the discretion of our Board of Directors;

•	the ability of our Board of Directors to increase the size of the board and to appoint directors to fill newly created directorships;

•	prohibitions against shareholders calling a special meeting of shareholders; and

•	requirements for advance notice for raising business or making nominations at shareholders’ meetings.

Classified Board of Directors

Our Board of Directors will be divided into three classes that will be, as nearly as possible, of equal size. Initially, Class I directors will serve for a one-year term, Class II directors for a two-year term, and Class III directors for a three-year term. The terms of the Class I, Class II and Class III directors will expire at the annual meeting in 2012, 2013 and 2014, respectively. Upon the expiration of each initial term, directors will subsequently serve three-year terms if renominated and reelected. The proposed Class I directors will include     , the proposed Class II directors will include      and the proposed Class III directors will include     .

Authorized But Unissued Capital Stock

The authorized but unissued shares of our common stock and preferred stock will be available for future issuance without shareholder approval. Indiana law does not require shareholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply to us so long as our common stock remains listed on the New York Stock Exchange, require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of our common stock. We may issue additional shares for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions.

Our board may be able to issue shares of unissued and unreserved common or preferred stock to persons friendly to current management. This issuance may render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. This could possibly deprive our shareholders of opportunities to sell their shares of our stock at prices higher than prevailing market prices. Our board could also use these shares to dilute the ownership of persons seeking to obtain control of the Company.

Number of Directors; Filling of Vacancies

Our amended and restated by-laws provide that the Board of Directors will have at least 3 and at most 25 directors. The size of the board may be changed by a majority vote of the Board of Directors. A majority of the board determines the exact number of directors at any given time. The board fills any new directorships it creates and any vacancies, subject to the requirement provided in the amended and restated by-laws that the majority of directors holding office immediately after such election be independent directors, as defined in the amended and restated by-laws. Accordingly, our board may be able to prevent any shareholder from obtaining majority representation on the board by increasing the size of the board and filling the newly created directorships with its own nominees.

Special Meetings

Our amended and restated articles of incorporation and amended and restated by-laws provide that only the chairman of the board or a majority of our board may call a special meeting of shareholders. This provision may delay or prevent a shareholder from removing a director from the board or from gaining control of the board.

Advance Notice Provisions

Our amended and restated by-laws require that for a shareholder to nominate a director or bring other business before an annual meeting, the shareholder must give written notice, in proper form, to the Secretary of Xylem not less than 90 days and no more than 120 days prior to the date corresponding to the date on which we first mailed our proxy materials for the prior year’s annual meeting.

Only persons who are nominated by, or at the direction of, our Board of Directors, or who are nominated by a shareholder who has given timely written notice, in proper form, to the Secretary of Xylem prior to a meeting at which directors are to be elected, will be eligible for election as directors of Xylem. The notice of any nomination for election as a director must set forth:

•	the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated;

•	a representation that the shareholder is a holder of record of our stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

•	a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons, naming such person or persons, pursuant to which the nomination or nominations are to be made by the shareholder;

•	such other information regarding each nominee proposed by such shareholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated, or intended to be nominated, by our board;

•	the consent of each nominee to serve as a director if so elected; and

•	if the shareholder intends to solicit proxies in support of such shareholder’s nominee(s), a representation to that effect.

The notice to bring any other matter a shareholder proposes to bring before an annual meeting must also set forth:

•	a brief description of the proposal and the reasons therefor;

•	if the proposal involves an amendment to our amended and restated articles of incorporation or amended and restated by-laws, the language of the amendment;

•	any material interest of the shareholder in the proposal; and

•	if the shareholder intends to solicit proxies with respect to the proposal, a representation to that effect.

Our amended and restated by-laws limit the business that may be conducted at a special meeting to the purposes stated in the notice of the meeting.

The advance notice provisions may delay a person from bringing matters before a shareholder meeting. The provisions may provide enough time for us to begin litigation or take other steps to respond to these matters, or to prevent them from being acted upon, if we find it desirable.

Certain Provisions of the Indiana Business Corporation Law

As an Indiana corporation, we are governed by the Indiana Business Corporation Law, or the IBCL. Under specified circumstances, the following provisions of the IBCL may delay, prevent or make more difficult unsolicited acquisitions or changes of control of the Company. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interest.

Control Share Acquisitions.  Under Sections 23-1-42-1 to 23-1-42-11 of the IBCL, an acquiring person or group who makes a “control share acquisition” in an “issuing public corporation” may not exercise voting rights on any “control shares” unless these voting rights are conferred by a majority vote of the disinterested shareholders of the issuing corporation at a special meeting of those shareholders held upon the request and at the expense of the acquiring person. If control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares pursuant to Section 23-1-44 of the IBCL.

Under the IBCL, “control shares” means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges:

•	one-fifth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more.

“Control share acquisition” means, subject to specified exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. For the purposes of determining whether an acquisition constitutes a control share acquisition, shares acquired within 90 days or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition. “Issuing public corporation” means a corporation which is organized in Indiana and has (i) 100 or more shareholders, (ii) its principal place of business, its principal office or assets having a fair market value of more than $1,000,000 within Indiana and (iii) (A) more than 10% of its shareholders resident in Indiana, (B) more than 10% of its shares owned by Indiana residents or (C) 1,000 shareholders resident in Indiana.

The above provisions do not apply if, before a control share acquisition is made, the corporation’s articles of incorporation or by-laws, including a board adopted by-law, provide that they do not apply. Our amended and restated articles of incorporation and amended and restated by-laws do not currently exclude us from the restrictions imposed by the above provisions.

Certain Business Combinations.  Sections 23-1-43-1 to 23-1-43-24 of the IBCL restrict the ability of a “resident domestic corporation” to engage in any combinations with an “interested shareholder” for five years after the date the interested shareholder became such, unless the combination or the purchase of shares by the interested shareholder on the interested shareholder’s date of acquiring shares is approved by the Board of Directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested shareholder may effect a combination after the five-year period only if that shareholder receives approval from a majority of the disinterested shares or the offer meets specified fair price criteria. For purposes of the above provisions, “resident domestic corporation” means an Indiana corporation that has 100 or more shareholders. “Interested shareholder” means any person, other than the resident domestic corporation or its subsidiaries, who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (2) an affiliate or associate of the resident domestic corporation, which at any time within the five-year period immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation. The above provisions do not apply to corporations that so elect in an amendment to their articles of incorporation approved by a majority of the disinterested shares. That amendment, however, cannot become effective until 18 months after its passage and would apply only to share acquisitions occurring after its effective date. Our amended and restated articles of incorporation do not exclude us from the restrictions imposed by the above provisions.

Directors’ Duties and Liability.  Under Section 23-1-35-1 of the IBCL, directors are required to discharge their duties:

•	in good faith;

•	with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and

•	in a manner the directors reasonably believe to be in the best interests of the corporation.

However, the IBCL also provides that a director is not liable for any action taken as a director, or any failure to act, unless the director has breached or failed to perform the duties of the director’s office and the action or failure to act constitutes willful misconduct or recklessness.

The exoneration from liability under the IBCL does not affect the liability of directors for violations of the federal securities laws.

Section 23-1-35-1 of the IBCL also provides that a Board of Directors, in discharging its duties, may consider, in its discretion, both the long-term and short-term best interests of the corporation, taking into account, and weighing as the directors deem appropriate, the effects of an action on the corporation’s shareholders, employees, suppliers and customers and the communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. Directors are not required to consider the effects of a proposed corporate action on any particular corporate constituent group or interest as a dominant or controlling factor. If a determination is made with the approval of a majority of the disinterested directors of the board, that determination is conclusively presumed to be valid unless it can be demonstrated that the determination was not made in good faith after reasonable investigation. Section 23-1-35-1 specifically provides that specified judicial decisions in Delaware and other jurisdictions, which might be looked upon for guidance in interpreting Indiana law, including decisions that propose a higher or different degree of scrutiny in response to a proposed acquisition of the corporation, are inconsistent with the proper application of the business judgment rule under the IBCL.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of common stock that ITT shareholders will receive in the distribution. This Information Statement does not contain all of the information contained in the Registration Statement on Form 10 and the exhibits and schedules to the Registration Statement on Form 10. Some items are omitted in accordance with the rules and regulations of the SEC. For additional information relating to us and the spin-off, reference is made to the Registration Statement on Form 10 and the exhibits to the Registration Statement on Form 10, which are on file at the offices of the SEC. Statements contained in this Information Statement as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit, reference is made to the copy of the contract or other documents filed as an exhibit to the Registration Statement on Form 10. Each statement is qualified in all respects by the relevant reference.

You may inspect and copy the Registration Statement on Form 10 and the exhibits to the Registration Statement on Form 10 that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the Registration Statement on Form 10, including the exhibits and schedules to the Registration Statement on Form 10.

Our Internet site and the information contained on that site, or connected to that site, are not incorporated into the Information Statement or the Registration Statement on Form 10.

As a result of the distribution, we will be required to comply with the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to these requirements by filing periodic reports and other information with the SEC.

We plan to make available, free of charge, on our Internet site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 of the Exchange Act and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC.

You should rely only on the information contained in this Information Statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this Information Statement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
ITT Corporation
White Plains, New York

We have audited the accompanying combined balance sheets of the Water Equipment and Services Businesses of ITT Corporation (the “Company”) as of December 31, 2010 and 2009 and the related combined statements of operations, cash flows, parent company equity and comprehensive income for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1 to the combined financial statements, the accompanying combined financial statements have been derived from the accounting records of the water equipment and services businesses of ITT Corporation. The combined financial statements include expense allocations for certain corporate functions historically provided by ITT Corporation. These allocations may not be reflective of the actual expense which would have been incurred had the Company operated as a separate entity apart from ITT Corporation. Included in Note 18 to the combined financial statements is a summary of transactions with related parties.

/s/
Deloitte & Touche LLP

Stamford, Connecticut July 8, 2011 (August 22, 2011 as to Note 21)

THE WATER EQUIPMENT AND SERVICES BUSINESSES OF ITT CORPORATION

COMBINED STATEMENTS OF OPERATIONS

	Year Ended December 31
	2010	2009	2008
	(In millions)

Net sales	$3,202	$2,849	$3,291
Costs of sales	1,988	1,812	2,150

Gross profit	1,214	1,037	1,141
Selling, general and administrative expenses	737	667	721
Research and development expenses	74	63	64
Restructuring charges, net	15	31	41

Operating income	388	276	315
Other income (expense), net	—	1	(3)

Income before income tax expense	388	277	312
Income tax expense	59	14	88

Net income	$329	$263	$224

The accompanying notes are an integral part of the combined financial statements.

THE WATER EQUIPMENT AND SERVICES BUSINESSES OF ITT CORPORATION

COMBINED BALANCE SHEETS

	December 31
	2010	2009
	(In millions)

ASSETS
Current assets:
Cash and cash equivalents	$131	$81
Receivables, net	690	599
Inventories, net	389	301
Prepaid expenses	79	53
Other current assets	47	54

Total current assets	1,336	1,088

Plant, property and equipment, net	454	334
Goodwill	1,437	970
Other intangible assets, net	416	91
Other non-current assets	92	52

Total non-current assets	2,399	1,447

Total assets	$3,735	$2,535

LIABILITIES AND PARENT COMPANY EQUITY
Current liabilities:
Accounts payable	$309	$256
Accrued and other current liabilities	340	315

Total current liabilities	649	571

Postretirement benefits	163	140
Deferred income tax liability	99	60
Other non-current liabilities	105	77

Total non-current liabilities	367	277

Total liabilities	1,016	848

Parent company equity:
Parent company investment	2,361	1,272
Accumulated other comprehensive income	358	415

Total parent company equity	2,719	1,687

Total liabilities and parent company equity	$3,735	$2,535

The accompanying notes are an integral part of the combined financial statements.

THE WATER EQUIPMENT AND SERVICES BUSINESSES OF ITT CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2010	2009	2008
	(In millions)

Operating Activities
Net income	$329	$263	$224
Non-cash adjustments to net income:
Depreciation and amortization	92	70	62
Deferred income taxes	(31)	(36)	9
Share-based compensation	9	9	10
Loss from sale of business	—	—	4
Restructuring charges, net	15	31	41
Payments for restructuring	(22)	(40)	(30)
Changes in assets and liabilities (net of acquisitions):
Change in receivables	(45)	45	37
Change in inventories	7	62	28
Change in accounts payable	41	(38)	(22)
Change in accrued liabilities	12	(11)	13
Change in accrued taxes	(17)	(1)	22
Change in other assets	(6)	(3)	(1)
Change in other liabilities	1	1	4
Other, net	10	18	7

Net Cash — Operating activities	395	370	408

Investing Activities
Capital expenditures	(94)	(62)	(67)
Acquisitions, net of cash acquired	(1,004)	(33)	(23)
Other, net	5	11	9

Net Cash — Investing activities	(1,093)	(84)	(81)

Financing Activities
Net transfer from / (to) parent	745	(292)	(341)

Net Cash — Financing activities	745	(292)	(341)

Exchange rate effects on cash and cash equivalents	3	6	(9)

Net change in cash and cash equivalents	50	—	(23)
Cash and cash equivalents — beginning of year	81	81	104

Cash and Cash Equivalents — End of Year	$131	$81	$81

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for:
Income taxes (net of refunds received)	$110	$52	$94

The accompanying notes are an integral part of the combined financial statements.

THE WATER EQUIPMENT AND SERVICES BUSINESSES OF ITT CORPORATION

COMBINED STATEMENTS OF PARENT COMPANY EQUITY AND COMPREHENSIVE INCOME

	Year Ended December 31
		Accumulated
	Parent	Other	Total Parent
	Company	Comprehensive	Company	Comprehensive
	Investment	Income	Equity	Income
	(In millions)

Balance at December 31, 2007	$1,382	$489	$1,871
Comprehensive income:
Net income	224	—	224	$224
Net change in postretirement benefit plans	—	(14)	(14)	(14)
Net foreign currency translation adjustments	—	(138)	(138)	(138)

Net (decrease) in parent company investment	(307)	—	(307)	$72

Balance at December 31, 2008	$1,299	$337	$1,636

Comprehensive income:
Net income	263	—	263	$263
Net change in postretirement benefit plans	—	(3)	(3)	(3)
Net foreign currency translation adjustments	—	81	81	81

Net (decrease) in parent company investment	(290)	—	(290)	$341

Balance at December 31, 2009	$1,272	$415	$1,687

Comprehensive income:
Net income	329	—	329	$329
Net change in postretirement benefit plans	—	(4)	(4)	(4)
Net foreign currency translation adjustments	—	(53)	(53)	(53)

Net increase in parent company investment	760	—	760	$272

Balance at December 31, 2010	$2,361	$358	$2,719

The accompanying notes are an integral part of the combined financial statements.

THE WATER EQUIPMENT AND SERVICES BUSINESSES OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS
(DOLLARS IN MILLIONS, UNLESS OTHERWISE STATED)

NOTE 1	SEPARATION FROM ITT CORPORATION, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Separation from ITT Corporation

On January 12, 2011, ITT Corporation (ITT) announced a plan to separate its water equipment and services businesses (Water Co) from the remainder of its businesses through a pro rata distribution of the common stock of an entity holding the assets and liabilities associated with its water equipment and services business. Water Co is in the business of designing and manufacturing highly engineered technologies with a wide-range of application in the water industry and includes the following divisions of ITT: Water & Wastewater (which includes the Analytical Instrumentation business), Residential & Commercial Water, and Flow Control. ITT WCO, Inc. was incorporated in Indiana on May 4, 2011 to be the entity to hold such businesses subject to approval by the Board of Directors of ITT and other conditions described below. The name of the corporation was changed from ITT WCO, Inc. to Xylem Inc. Under the plan, ITT would also distribute its Defense and Information Solutions business (Exelis Inc.).

The distribution of our common stock to ITT shareholders is conditioned on, among other things, final approval of the distribution plan by the ITT Board of Directors; the receipt of a private letter ruling from the Internal Revenue Service (IRS) substantially to the effect that, among other things, the contribution by ITT of the assets and liabilities of the water equipment and services business to Water Co, or the contribution, and the distribution will qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the Code); the receipt of a legal opinion as to the satisfaction of certain requirements necessary for the contribution and the distribution to qualify as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code upon which the IRS will not rule; the U.S. Securities and Exchange Commission (SEC) declaring effective our Registration Statement on Form 10; and the completion of the financing necessary for a cash distribution from Water Co to ITT prior to the distribution.

Unless the context otherwise indicates, references in these notes to Combined Financial Statements to “we,” “us,” “our” and “the Company” refer to Water Co. References in the notes to the Combined Financial Statements to “ITT” or “parent” refers to ITT Corporation, an Indiana corporation, and its consolidated subsidiaries (other than Water Co), unless the context otherwise requires.

Basis of Presentation

These Combined Financial Statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of the water equipment and services businesses of ITT. The Combined Financial Statements reflect our financial position, results of operations and cash flows as we were historically managed, in conformity with accounting principles generally accepted in the United States of America, or GAAP.

All intracompany transactions have been eliminated. All intercompany transactions between us and ITT have been included in these Combined Financial Statements and are considered to be effectively settled for cash in the Combined Financial Statements at the time the transaction is recorded when the underlying transaction is to be settled in cash by ITT. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flow as a financing activity and in the combined balance sheets as “Parent company investment.”

Our Combined Financial Statements include expense allocations for: (1) certain corporate functions historically provided by ITT, including, but not limited to, finance, legal, information technology, human resources, communications, ethics and compliance, and shared services; (2) employee benefits and incentives; and (3) share-based compensation. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis of consolidated sales, headcount or other measures of Water Co and ITT.

THE WATER EQUIPMENT AND SERVICES BUSINESSES OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Both we and ITT consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly traded company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. Following our separation from ITT, we will perform these functions using our own resources or purchased services. For an interim period, however, some of these functions will continue to be provided by ITT under transition services agreements, which are planned to extend for a period of 3 to 24 months in most circumstances. In addition to the transition services agreements, effective upon the distribution, we intend for certain intercompany arrangements to be converted into third-party contracts.

ITT uses a centralized approach to cash management and financing of its operations, excluding debt where we are the legal obligor. The majority of our cash is transferred to ITT daily and ITT funds our operating and investing activities as needed. Cash transfers to and from ITT’s cash management accounts are reflected in “Parent company investment.”

The Combined Financial Statements include certain assets and liabilities that have historically been held at the ITT corporate level but are specifically identifiable or otherwise allocable to us. The cash and cash equivalents held by ITT at the corporate level are not specifically identifiable to Water Co and therefore were not allocated to us for any of the periods presented. Cash and cash equivalents in our combined balance sheets primarily represent cash held locally by entities included in our Combined Financial Statements. ITT third-party debt, and the related interest expense has not been allocated to us for any of the periods presented as we were not the legal obligor of the debt and the ITT borrowings were not directly attributable to our business.

The Combined Financial Statements exclude the allocation of liabilities, assets, and costs reported by ITT related to asbestos product liability matters. These matters were not allocated to us for any period presented as ITT will continue as the legal obligor for those liabilities, ITT is expected to pay any associated settlements, judgments, or legal defense costs, and such matters were not historically managed by us. See Note 17 for additional information.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the Combined Financial Statements and accompanying notes. Such estimates include, but are not limited to, allowance for doubtful accounts, inventory valuation, goodwill and intangible asset impairment, postretirement benefits, income taxes and the allocation of purchase price to the assets acquired and liabilities assumed in a business combination. Estimates are revised as additional information becomes available.

Consolidation Principles

Water Co combines companies in which it has a controlling financial interest or when Water Co is considered the primary beneficiary of a variable interest entity. We account for investments in companies over which we have the ability to exercise significant influence, but do not hold a controlling interest under the equity method, and we record our proportionate share of income or losses in the Combined Statement of Operations. Equity method investments are reviewed for impairment when events or circumstances indicate the investment may be other-than-temporarily impaired. This requires significant judgment, including an assessment of the investee’s financial condition, the possibility of subsequent rounds of financing, and the investee’s historical and projected results of operations and cash flows. If the actual results of operations or cash flows for the investee are significantly different from projections, we may incur future charges for the impairment of these investments.

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The results of companies acquired or disposed of during the fiscal year are included in the Combined Financial Statements from the effective date of acquisition or up to the date of disposal.

Business Combinations

We allocate the purchase price of acquisitions to the tangible and intangible assets acquired, liabilities assumed, and non-controlling interests acquired based on their estimated fair value at the acquisition date. Changes to the acquisition date fair values prior to the expiration of the measurement period, a period not to exceed 12 months from date of acquisition, are recorded as an adjustment to the associated goodwill. Changes to the acquisition date fair values after expiration of the measurement period are recorded in earnings. The excess of the acquisition price over those estimated fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are recognized separately from the business combination and are expensed as incurred.

Fair Value Measurements

We determine fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We use a hierarchical structure to prioritize the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), then to quoted market prices for similar assets or liabilities in active markets (Level 2) and gives the lowest priority to unobservable inputs (Level 3).

Cash Equivalents

We consider all liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Receivables

Trade receivables primarily comprise uncollected amounts owed to us from transactions with customers and are presented net of allowances for doubtful accounts and cash discounts.

We determine our allowance for doubtful accounts using a combination of factors to reduce our trade receivable balances to their estimated net realizable amount. We maintain an allowance for doubtful accounts based on a variety of factors; including the length of time receivables are past due, macroeconomic trends and conditions, significant one-time events, historical experience and the financial condition of customers. We record a specific reserve for individual accounts when we become aware of specific customer circumstances, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position. The past due or delinquency status of a receivable is based on the contractual payment terms of the receivable. If circumstances related to the specific customer change, we adjust estimates of the recoverability of receivables as appropriate. We determine our allowance for cash discounts primarily based on historical experience with customers.

Credit risk with respect to accounts receivable is generally diversified due to the large number of entities comprising Water Co’s customer base and their dispersion across many different geographical regions. Water Co performs ongoing credit evaluations of the financial condition of its third-party distributors, resellers and other customers and requires collateral, such as letters of credit and bank guarantees, in certain circumstances. As of December 31, 2010 and 2009 we do not believe we have any significant concentrations of credit risk.

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Inventories

Inventories, which include the costs of material, labor and overhead, are stated at either the lower of cost or market using either the first-in, first-out (FIFO) method or the last-in, last-out (LIFO) method. Certain inventories are accounted under the LIFO method primarily because this method was elected for tax purposes. Inventories valued under the LIFO method represent 8% and 11% of total 2010 and 2009 inventories, respectively. If inventories valued using the LIFO method had been valued under the FIFO method, they would have been higher by $6 at both December 31, 2010 and 2009. Estimated losses from obsolete and slow-moving inventories are recorded to reduce inventory values to their estimated net realizable value.

Our manufacturing operations recognize costs of sales using standard costs with full overhead absorption, which generally approximates actual cost.

Plant, Property and Equipment

Plant, property and equipment, including capitalized interest applicable to major project expenditures, are recorded at cost. Depreciation is computed on a straight-line basis over the economic useful lives of the assets involved as follows: buildings and improvements — five to 40 years, machinery and equipment — two to 10 years, furniture and office equipment — three to seven years, and other — five to 40 years. Leasehold improvements are depreciated over the life of the lease or the asset, whichever is shorter. Fully depreciated assets are retained in property and accumulated depreciation accounts until disposal. We expense repairs and maintenance expenditures as incurred.

Goodwill and Intangible Assets

Goodwill represents purchase consideration paid in a business combination that exceeds the values assigned to the net assets of acquired businesses. Intangible assets include customer relationships, proprietary technology, brands and trademarks, patents and other intangible assets. Intangible assets with a finite life are amortized on a straight-line basis over an estimated economic useful life which ranges from 10 to 40 years. Certain of our intangible assets have an indefinite life and are not amortized; namely certain brands and trademarks.

Long-Lived Asset Impairment

Long-lived assets, including intangible assets with finite lives, are amortized and tested for impairment whenever events or changes in circumstances indicate their carrying value may not be recoverable. We assess the recoverability of long-lived assets based on the undiscounted future cash flow the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When an impairment is identified, we reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values.

Goodwill and indefinite-lived intangible assets are not amortized, but rather are tested for impairment annually (or more frequently if impairment indicators arise, such as changes to the reporting unit structure, significant adverse changes in the business climate or an adverse action or assessment by a regulator). We conduct our annual impairment testing on the first day of the fourth fiscal quarter. For goodwill, the impairment test is a two-step test. In the first step, the estimated fair value of each reporting unit is compared to the carrying value of the net assets assigned to that reporting unit. If the estimated fair value of the reporting unit exceeds its carrying value, goodwill is not impaired and the second step of the impairment test is not performed. If the carrying value of the reporting unit exceeds its estimated fair value, then the second step of the impairment test is performed in order to measure the impairment loss to be recorded, if any. If the

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference. We estimate the fair value of our reporting units and indefinite-lived intangible assets using an income approach. Under the income approach, we estimate fair value based on the present value of estimated future cash flows.

Commitments and Contingencies

We record accruals for commitments and loss contingencies for those which are both probable and the amount can be reasonably estimated. In addition, legal fees are accrued for cases where a loss is probable and the related fees can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount of loss. We review these accruals quarterly and adjust the accruals to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other current information.

Accruals for environmental matters are recorded on a site by site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. Our estimated liability is reduced to reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. These accruals are reviewed quarterly and are adjusted as assessment and remediation efforts progress or as additional technical or legal information become available. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures. Accruals for environmental liabilities are primarily included in other non-current liabilities at undiscounted amounts and exclude claims for recoveries from insurance companies or other third parties.

Parent Company Investment

Parent company investment in the combined balance sheets represents ITT’s historical investment in us, our accumulated net earnings after taxes, and the net effect of the transactions with and allocations from ITT. See Basis of Presentation above and Note 18 for additional information.

Foreign Currency Translation

The national currencies of our foreign companies are generally the functional currencies. Balance sheet accounts are translated at the exchange rate in effect at the end of each period; income statement accounts are translated at the average rates of exchange prevailing during the period. Gains and losses on foreign currency translations are reflected in the cumulative translation adjustments component of accumulated other comprehensive income in parent company equity. Net gains or losses from foreign currency transactions are reported in selling, general and administrative expenses.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectability is reasonably assured and delivery has occurred or services have been rendered. For product sales we recognize revenue at the time title and risks and rewards of ownership pass, which is generally when products are shipped. Certain customer contracts with customers may require delivery, installation, testing, certification or other acceptance provisions to be satisfied prior to revenue being recognized. We recognize revenue on product sales to channel partners, including resellers, distributors or value-added solution providers at the time of sale when the channel partners have economic substance apart from us and we have completed our obligations related to the sale. Service revenue is recognized as services are performed. For agreements that contain multiple deliverables, we recognize revenue for a delivered element when it has stand-alone value to the customer, there is objective and reliable evidence of fair value of

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

the undelivered elements, and, in arrangements that include a general right of return relative to the delivered element, performance of the undelivered element is considered probable and substantially in our control.

We record a reduction in revenue at the time of sale for estimated product returns, rebates and other allowances, based on historical experience and known trends.

Revenue is reported net of any required taxes collected from customers and remitted to government authorities, with collected taxes recorded as current liabilities until remitted to the relevant government authority.

Shipping and Handling Costs

Shipping and handling costs are recorded as a component of costs of sales.

Product Warranties

We accrue for the estimated cost of product warranties at the time revenue is recognized and record it as a component of cost of sales. Our product warranty liability reflects our best estimate of probable liability under the terms and conditions of our product warranties offered to customers. We estimate the liability based on our standard warranty terms, the historical frequency of claims and the cost to replace or repair our products under warranty. Factors that impact our warranty liability include the number of units sold, the length of warranty term, historical and anticipated rates of warranty claims and cost per claim. We assess the adequacy of our recorded warranty liabilities quarterly and adjust amounts as necessary.

Postretirement Benefit Plans

Except as described separately below, certain of our employees participate in defined benefit pension and other postretirement benefit plans (the “Shared Plans”) sponsored by ITT which include participants of other ITT subsidiaries. We account for Shared Plans as multiemployer benefit plans. Accordingly, we do not record an asset or liability to recognize the funded status of the Shared Plans. We recognize a liability only for any required contributions to the Shared Plans that are accrued and unpaid at the balance sheet date. The related pension and other postretirement expenses are allocated to Water Co based primarily on pensionable compensation of active participants and are reported within Selling, general and administrative expenses in the Combined Statements of Operations.

Plans that are direct to or sponsored by Water Co (“Direct Plans”) are accounted for as defined benefit pension or other postretirement plans. Accordingly, the funded or unfunded position of each plan is recorded on our Combined Balance Sheet. Actuarial gains and losses and prior service costs or credits that have not yet been recognized through income are recorded in accumulated other comprehensive income within parent company equity, net of taxes, until they are amortized as a component of net periodic postretirement cost. The determination of benefit obligations and the recognition of expenses related to Direct Plans are dependent on various assumptions. The major assumptions primarily relate to discount rates, long-term expected rates of return on plan assets, rate of future compensation increases, mortality, termination, health care inflation trend rates and other factors. Management develops each assumption using relevant company experience in conjunction with market-related data for each individual country in which such plans exist. All actuarial assumptions are reviewed annually with third-party consultants and adjusted as necessary. For the recognition of net periodic postretirement cost, the calculation of the long-term expected return on plan assets is generally derived using a market-related value of plan assets based on yearly average asset values at the measurement date over the last five years. Actual results that differ from our assumptions are accumulated and amortized over the estimated future working life of the participants. The fair value of plan assets is determined based on market prices or estimated fair value at the measurement date. See Note 13 for further information.

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Research and Development

We conduct research and development (R&D) activities, which consist primarily of the development of new products, product applications, and manufacturing processes. R&D costs are charged to expense as incurred.

Share-Based Compensation

ITT maintains several share-based incentive plans, which we refer to collectively as the “Plans,” for the benefit of certain officers, directors, and employees, including Water Co employees.

Share-based awards issued to employees include non-qualified stock options, restricted stock awards and certain liability-based awards. Compensation costs resulting from share-based payment transactions are recognized primarily within selling, general and administrative expenses, at fair value over the requisite service period (typically three years) on a straight-line basis. The calculated compensation cost is adjusted based on an estimate of awards ultimately expected to vest. The fair value of a non-qualified stock option is determined on the date of grant using a binomial lattice pricing model incorporating multiple and variable assumptions over time, including assumptions such as employee exercise patterns, stock price volatility and changes in dividends. The fair value of restricted stock awards is determined using the closing price of the ITT’s common stock on date of grant. The fair value of certain liability-based awards, including cash awards under our Long-Term Incentive Plan, is remeasured at the end of each reporting period.

Restructuring

We periodically initiate management approved restructuring activities to achieve cost savings through reduced operational redundancies and to strategically position ourselves in the market in response to prevailing economic conditions and associated customer demand. Costs associated with restructuring actions can include severance, infrastructure charges to vacate facilities or consolidate operations, contract termination costs and other related charges. For involuntary separation plans, a liability is recognized when it is probable and reasonably estimable. For voluntary separation plans, a liability is recognized when the employee irrevocably accepts the voluntary termination. For one-time termination benefits, such as additional severance pay or benefit payouts, and other exit costs, such as lease termination costs, the liability is measured and recognized initially at fair value in the period in which the liability is incurred, with subsequent changes to the liability recognized as adjustments in the period of change.

Income taxes

Our income taxes as presented are calculated on a separate tax return basis and may not be reflective of the results that would have occurred on a standalone basis. Our operations have historically been included in ITT’s U.S. federal and state tax returns or non-U.S. jurisdictions tax returns.

With the exception of certain dedicated foreign entities, we do not maintain taxes payable to/from our parent and we are deemed to settle the annual current tax balances immediately with the legal tax-paying entities in the respective jurisdictions. These settlements are reflected as changes in parent company investment.

We determine the provision for income taxes using the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. In assessing the need for a valuation allowance, we look to the future reversal of existing taxable temporary differences, taxable income in carryback years, the feasibility of tax planning

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

strategies and estimated future taxable income. The valuation allowance can be affected by changes to tax laws, changes to statutory tax rates and changes to future taxable income estimates.

We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the Combined Financial Statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

NOTE 2	NEW ACCOUNTING PRONOUNCEMENTS

Recently Adopted Pronouncements

In September 2009, the Financial Accounting Standards Board (FASB) provided investors a practical expedient for measuring the fair value of investments in certain entities that calculate net asset value per share (NAV). This ASU is effective for periods ending after December 15, 2009. Adoption did not have a material effect on our Combined Financial Statements.

In August 2009, the FASB provided additional guidance on the application of fair value techniques to liabilities. The guidance clarifies that the quoted price for the liability when traded as an asset in an active market is a Level 1 measurement, when no adjustment to the quoted price is required. In the absence of a Level 1 (quoted price) measurement, an entity must use one or more valuation techniques to estimate fair value in a manner consistent with the principles of fair value measurements. The requirements under this guidance were effective for our fourth quarter period beginning October 1, 2009. Adoption did not have a material effect on our Combined Financial Statements.

In June 2009, the FASB amended the accounting and disclosure requirements related to the consolidation of variable interest entities (VIE(s)). The amendments include replacing the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in VIE(s) with an approach focused on identifying which enterprise has the power to direct the activities of VIE(s) that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. In addition, the amendments require an ongoing assessment of whether an enterprise is the primary beneficiary of the VIE(s) and requires additional disclosures about an enterprise’s involvement in VIE(s). The adoption of these amendments on January 1, 2010 did not have a material impact on our Combined Financial Statements.

In January 2009, the FASB amended the requirements pertaining to the method of applying the acquisition method of accounting for business combinations. These amendments included that acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. These amendments have been applied prospectively to business combinations with an acquisition date subsequent to January 1, 2009. While the new business combination accounting guidance did not have a material impact on our Combined Financial Statements on adoption, the effects on future periods will depend upon the nature and significance of future business combinations.

Pronouncements Not Yet Adopted

In May 2011, the FASB issued guidance intended to achieve common fair value measurements and related disclosures between U.S. GAAP and international accounting standards. The amendments primarily clarify existing fair value guidance and therefore the amendments are not intended to change the application of existing fair value measurement guidance. However, the amendments include certain instances where a

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This guidance is effective for the periods beginning after December 15, 2011 and early application is prohibited. We will adopt these amendments on January 1, 2012; however, the requirements are not expected to have a material effect on the Company’s Combined Financial Statements.

In December 2010, the FASB issued additional guidance applicable to the testing of goodwill for potential impairment. Specifically, for reporting units with zero or negative carrying amounts, an entity is required to perform the second step of the goodwill impairment test (a comparison between the carrying amount of a reporting unit’s goodwill to its implied fair value) if it is more likely than not that a goodwill impairment exists, considering any adverse qualitative factors. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. As of the date of our most recent goodwill impairment test, none of our reporting units would have been affected by the application of this guidance as each reporting unit had a carrying amount that exceeded zero.

In April 2010, the FASB issued authoritative guidance permitting use of the milestone method of revenue recognition for research or development arrangements that contain payment provisions or consideration contingent on the achievement of specified events. On January 1, 2011, we adopted the new guidance on a prospective basis. The adoption of this guidance did not have a material impact on our financial condition, results of operations or cash flows.

In October 2009, the FASB issued amended guidance on the accounting for revenue arrangements that contain multiple elements by eliminating the criterion that objective and reliable evidence of fair value for undelivered products or services needs to exist in order to be able to account separately for deliverables and eliminating the use of the residual method of allocating arrangement consideration. The amendments establish a hierarchy for determining the selling price of a deliverable and will allow for the separation of products and services in more instances than previously permitted.

We adopted the new multiple element guidance effective January 1, 2011 for new arrangements entered into or arrangements materially modified on or after that date on a prospective basis. In connection with the adoption of the revised multiple element arrangement guidance, we revised our revenue recognition accounting policies. For multiple deliverable arrangements entered into or materially modified on or after January 1, 2011, we recognize revenue for a delivered element based on the relative selling price if the deliverable has stand-alone value to the customer and, in arrangements that include a general right of return relative to the delivered element, performance of the undelivered element is considered probable and substantially in the Company’s control. The selling price for a deliverable is based on vendor-specific objective evidence of selling price (VSOE), if available, third-party evidence of selling price (TPE), if VSOE is not available, or best estimated selling price (BESP), if neither VSOE nor TPE is available.

The deliverables in our arrangements with multiple elements include various products and may include related services, such as installation and start-up services. For multiple element arrangements entered into or materially modified after adoption of the revised multiple element arrangement guidance, we allocate arrangement consideration based on the relative selling prices of the separate units of accounting determined in accordance with the hierarchy described above. For deliverables that are sold separately, we establish VSOE based on the price when the deliverable is sold separately. We establish TPE, generally for services, based on prices similarly situated customers pay for similar services from third party vendors. For those deliverables for which we are unable to establish VSOE or TPE, we estimate the selling price considering various factors including market and pricing trends, geography, product customization, and profit objectives. Revenue allocated to products and services is generally recognized as the products are delivered and the services are performed, provided all other revenue recognition criteria have been satisfied. The adoption of the new multiple element guidance did not result in a material change in either the units of accounting or the pattern or timing of revenue recognition. Additionally, the adoption of the revised multiple element arrangement guidance did not have a material impact on our financial condition, results of operations or cash flows.

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In October 2009, the FASB amended the accounting requirements for software revenue recognition. The objective of this update is to address the accounting for revenue arrangements that contain tangible products and software. Specifically, products that contain software that is “more than incidental” to the product as a whole will be removed from the scope of the software revenue recognition literature. The amendments align the accounting for these revenue transaction types with the amendments described for multiple element arrangements above. We adopted the provisions of this guidance for new or materially modified arrangements entered into on or after January 1, 2011 on a prospective basis. The adoption of this guidance did not have a material impact on our financial condition, results of operations or cash flows.

NOTE 3	ACQUISITIONS

During 2010, we spent an aggregate of approximately $1 billion, net of cash acquired, primarily on the acquisitions of Godwin Pumps of America, Inc. and Godwin Holdings Limited (collectively referred to as Godwin) and Nova Analytics Corporation (Nova). The results of operations and cash flows from our 2010 acquisitions have been included in our Combined Financial Statements prospectively from their date of acquisition. With the exception of Godwin, pro forma results of operations for acquisitions completed in 2010 and 2009 have not been presented because they are not significant, either individually or in the aggregate. Due to the significant nature of the Godwin acquisition, pro forma results of operations are presented below as if Godwin was acquired on January 1, 2009.

Godwin Pumps

On August 3, 2010, we acquired 100% of the privately held stock of Godwin for a purchase price of $580, net of cash acquired. Godwin is a supplier and servicer of automatic self-priming and on-demand pumping solutions serving the global industrial, construction, mining, municipal, oil and gas dewatering markets.

The purchase price was allocated to the assets acquired and liabilities assumed based on estimates of fair values at the date of acquisition. The allocation of the purchase price is summarized below:

August 3, 2010

Accounts receivable	$44
Inventories	56
Other current assets	3
Plant, property and equipment	82
Deferred income taxes	1
Intangible assets(a)
Customer relationships	107
Trademarks	46
Proprietary technology	14
Other non-current assets	4
Current liabilities	(19)
Noncurrent liabilities	(10)

Net tangible and intangible assets	$328

Goodwill	252

Purchase Price	$580

(a)	Trademarks are indefinite-lived intangibles. Customer relationships and proprietary technology are amortized over weighted average lives of 10 years and 20 years, respectively.

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The excess of the acquisition date fair value of the total purchase price over the estimated fair value of the net tangible and intangible assets acquired was recorded as goodwill. Goodwill represents the value expected to be obtained from the ability to be more competitive through the offering of a more complete dewatering pumps portfolio and from leveraging our current Water & Wastewater division’s sales, distribution and service network. The goodwill related to this acquisition is recorded in the Water Infrastructure segment, a significant portion of which is expected to be deductible for income tax purposes.

Subsequent to August 3, 2010, the sales and expenses of Godwin have been included in our combined statements of operations. Our 2010 results of operations include sales and pre-tax operating income from Godwin of $125 and $16, respectively. Godwin generated approximately $145 and $26 in sales and pre-tax operating income from January 1 through August 2, 2010.

The following unaudited pro-forma information assumes that the acquisition of Godwin was completed as of January 1, 2009:

			Incremental
		Pre-Acquisition	Depreciation and	Transaction
	Water Co As	Godwin	Amortization	Costs	Income	Water Co Pro
2009	Reported	Operations(a)	Expense(b)	(c)	Taxes(d)	Forma

Net Sales	$2,849	197				$3,046
Net income	263	50	(16)	—	(15)	282

			Incremental
		Pre-Acquisition	Depreciation and	Transaction
	Water Co As	Godwin Operations	Amortization	Costs	Income	Water Co Pro
2010	Reported	(a)	Expense(b)	(c)	Taxes(d)	Forma

Net Sales	$3,202	145				$3,347
Net income	329	25	(10)	3	(6)	341

(a)	Godwin recognized sales of $197 and $270 during 2009 and 2010, respectively.

(b)	Incremental depreciation and amortization expense associated with the purchase price allocation to plant, property and equipment and finite lived intangible assets recognized as a result of the acquisition.

(c)	Reflects the reversal of transaction costs directly related to the acquisition of Godwin.

(d)	Reflects income tax impact of pro-forma adjustments and change in income tax status of Godwin Pumps of America, Inc.

Nova

On March 23, 2010, we acquired 100% of the outstanding stock of Nova, for a purchase price of $385, net of cash acquired. Nova provides us with analytical instrumentation brands and technologies, which when combined with the Water & Wastewater division of the Water Infrastructure segment (WI), provides our customers the ability to procure, from a single source, a full suite of transport, treatment and testing products and solutions.

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The purchase price was allocated to the assets acquired and liabilities assumed based on estimates of fair values at the date of acquisition. The allocation of the purchase price is summarized below:

Nova
March 23, 2010

Accounts receivable	$16
Inventories	29
Other current assets	4
Plant, property and equipment	14
Deferred income taxes	(53)
Intangible assets(a)
Distributor relationships	112
Trademarks	42
Proprietary technology	10
Other	2
Current liabilities	(15)
Non-current liabilities	(8)

Net tangible and intangible assets	$153

Goodwill	232

Purchase Price	$385

(a)	Trademarks are indefinite-lived intangibles. Customer relationships and proprietary technology are amortized over weighted average lives of 20 years and 10 years, respectively.

The excess of the acquisition date fair value of the total purchase price over the estimated fair value of the net tangible and intangible assets acquired was recorded as goodwill. The goodwill arising from this acquisition consists largely of the planned expansion of the Nova footprint to new geographic markets, synergies and economies of scale. The goodwill related to this acquisition has been assigned to our Analytical Instrumentation division within the Water Infrastructure segment. Goodwill attributable to Nova is not expected to be deductible for income tax purposes.

Subsequent to March 23, 2010, the sales and expenses of Nova have been included in our combined statements of operations. Our 2010 results of operations include revenues and operating income of $111 and $12, respectively.

Refer to Note 20 for the disclosure of a definitive agreement reached subsequent to the year end 2010 to acquire a company.

2009 Acquisitions

During 2009, we spent $33, net of cash acquired, on acquisitions that were not material individually or in the aggregate to our results of operations or financial position. The most significant of these acquisitions was Laing GmbH (Laing), which we acquired in May of 2009. Laing, a privately held producer of energy-efficient circulator pumps primarily used in residential and commercial plumbing and heating, ventilating and air conditioning systems, was fully integrated into the Applied Water segment during 2009.

2008 Acquisitions

There were no material acquisitions completed during 2008.

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

NOTE 4	SHARE-BASED PAYMENTS

ITT maintains several share-based incentive compensation plans, for the benefit of certain officers, directors, and employees, including Water Co employees. Share-based awards issued to employees include non-qualified stock options (NQO), restricted stock awards (RS) and a target cash award (TSR). NQO and RS awards are accounted for as equity-based compensation. TSR awards are cash settled and accounted for as liability-based compensation. These compensation costs are recognized primarily within selling, general and administrative expenses.

Total share-based compensation costs recognized for 2010, 2009 and 2008 were $7, $9 and $16, respectively. A significant component of these charges relates to costs allocated to Water Co for ITT Corporate employees as well as other ITT employees not solely dedicated to Water Co. As of December 31, 2010, 2009, and 2008 there were approximately 1.0, 1.1, and 1.0, respectively, NQO and RS shares outstanding related to Water Co specific employees. These awards and related amounts are not necessarily indicative of awards and amounts that would have been granted if we were an independent, publicly traded company for the periods presented. The following table provides further detail related to share-based compensation expense.

	2010			2009			2008
		Other			Other			Other
	Water Co	Employee		Water Co	Employee		Water Co	Employee
Compensation Cost	Employees	Allocations	2010 Total	Employees	Allocations	2009 Total	Employees	Allocations	2008 Total

Equity — based awards	$4	$5	$9	$4	$5	$9	$4	$6	$10
Liability — based awards	—	(2)	(2)	—	—	—	—	6	6

Total	$4	$3	$7	$4	$5	$9	$4	$12	$16

The fair value of each option grant was estimated on the date of grant using the binomial lattice pricing model which incorporates multiple and variable assumptions over time, including assumptions such as employee exercise patterns, stock price volatility and changes in dividends. The following are weighted-average assumptions for 2010, 2009 and 2008:

	2010	2009	2008

Dividend yield	1.88%	2.54%	1.31%
Expected volatility	27.06%	38.77%	28.69%
Expected life (in years)	7.0	4.7	4.7
Risk-free rates	3.06%	2.20%	2.31%
Weighted-average grant date fair value	$14.50	$9.60	$13.46

Expected volatilities are based on ITT’s stock price history, including implied volatilities from traded options on our stock. ITT uses historical data to estimate option exercise and employee termination behavior within the valuation model. Employee groups and option characteristics are considered separately for valuation purposes. The expected life represents an estimate of the period of time options are expected to remain outstanding. The expected life provided above represents the weighted average of expected behavior for certain groups of employees who have historically exhibited different behavior. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of option grant.

NOTE 5	RESTRUCTURING CHARGES, NET

We have initiated various restructuring activities throughout the business during the past three years, of which only the work force reduction in the fourth quarter of 2008 is considered individually significant.

THE WATER EQUIPMENT AND SERVICES BUSINESSES OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The components of all restructuring costs incurred during each of the previous three years ended are presented below.

	2010	2009	2008

By component:
Severance and other charges	$17	$32	$41
Reversal of restructuring accruals	(2)	(1)	(-)

Total net restructuring charge	$15	$31	$41

By segment:
Water Infrastructure	$12	$15	$17
Applied Water	3	15	18
Corporate and other(1)	—	1	6

(1)	Represents amounts allocated to Water Co

The following table displays a rollforward of the restructuring accruals, presented on our Combined Balance Sheet within accrued liabilities, for the each of the previous two years ended.

	2010	2009

Restructuring accruals — 1/1	$17	$27
Severance and other	17	32
Cash payments	(22)	(40)
Other(1)	(3)	(2)

Restructuring accruals — 12/31	$9	$17

By accrual type:
Severance accrual	$8	$16
Facility carrying and other costs accrual	1	1
By segment:
Water Infrastructure	$6	$10
Applied Water	3	6
Corporate and other(1)	—	1

(1)	Represents amounts allocated to Water Co

The following is a rollforward of employee position eliminations associated with restructuring activities through 2010:

	2010	2009

Planned reductions — 1/1	133	158
Additional planned reductions	259	502
Actual reductions	(345)	(527)

Planned reductions — 12/31	47	133

Fourth Quarter 2008 Reductions in Force Activities

During the fourth quarter of 2008, we initiated an action to reduce headcount across our businesses in response to declining economic conditions. The fourth quarter 2008 reduction in force activities resulted in

THE WATER EQUIPMENT AND SERVICES BUSINESSES OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

$29 of total restructuring charges, primarily consisting of severance charges. The charges by segment were: Water Infrastructure $16, Applied Water $12, and Corporate and Other $1. This action has resulted in a total headcount reduction of 689, including 405 factory workers, 276 office workers and 8 management employees. During 2009, we made cash payments of $22 related to this action, which reduced the remaining restructuring accrual to $2. There is no remaining balance as of December 31, 2010.

NOTE 6	INCOME TAXES

Our operating results have been included in ITT’s consolidated U.S. federal and state income tax returns as well as included in many of ITT’s tax filings for non-U.S. jurisdictions. Amounts presented in these combined financial statements related to income taxes have been determined on a separate tax return basis, and our contribution to ITT’s net operating losses and tax credits have been included in these financial statements. These amounts may not reflect tax positions taken or to be taken by ITT and have been available for use by ITT and may remain with ITT after the separation from ITT.

The source of pre- tax income and the components of income tax expense are as follows:

	2010	2009	2008

Income components:
United States	$65	$23	$52
Foreign	323	254	260

Total pre-tax income	$388	$277	$312

Income tax expense components:
Current income tax provision:
United States — federal	$29	$(2)	$23
United States — state and local	3	—	1
Foreign	58	52	55

Total current income tax provision	$90	$50	$79

Deferred income tax provision:
United States — federal	$(41)	$(44)	$(9)
United States — state and local	—	1	—
Foreign	10	7	18

Total deferred income tax provision	$(31)	$(36)	$9

Total income tax expense	$59	$14	$88
Effective income tax rate	15.2%	5.1%	28.2%

THE WATER EQUIPMENT AND SERVICES BUSINESSES OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the income tax provision at the U.S. statutory rate to the effective income tax rate as reported is as follows:

	2010	2009	2008

Tax provision at U.S. statutory rate	35.0%	35.0%	35.0%
Foreign restructurings	—	(20.8)	—
Tax exempt interest	(6.4)	(5.4)	(4.1)
Foreign tax rate differential	(5.1)	(5.4)	(1.6)
Effect of repatriation of foreign earnings, net of foreign tax credits	(8.8)	.2	(1.3)
All other	0.5	1.4	0.2

Effective income tax rate	15.2%	5.0%	28.2%

Deferred tax assets and liabilities include the following:

	2010	2009

Deferred Tax Assets:
Employee benefits	$33	$29
Accrued expenses	24	31
Loss carryforwards	76	78
Inventory	3	2
Foreign tax credit	51	—
Other	4	3

Subtotal	$191	$143
Valuation allowance	(68)	(71)

Net deferred tax assets	$123	$72

Deferred Tax Liabilities:
Intangibles	$122	$68
Plant, property, and equipment	13	6

Total deferred tax liabilities	$135	$74

As of December 31, 2010, a valuation allowance of approximately $68 had been established to reduce the deferred income tax asset related to certain U.S. state and foreign net operating losses and U.S. capital loss carryforwards. During 2010, the valuation allowance decreased by $3 resulting from the following: an increase of $1 attributable to U.S. federal capital loss carryforwards and net operating losses which we acquired in 2010 and a decrease of $4 attributable to foreign net operating loss carryforwards and foreign investments.

During 2009, the Company implemented an international restructuring in which it transferred the ownership of its Canadian operations to its Luxembourg holding company. The transfer allows the Company to recover, in a more tax efficient manner, the earnings and book to tax basis differences attributable to its Canadian investment. As a result, the Company reduced the deferred tax liability related to the investment in Canada.

THE WATER EQUIPMENT AND SERVICES BUSINESSES OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted tax rates in effect for the year in which we expect the differences will reverse. Deferred taxes are classified in the Combined Balance Sheets as follows:

	2010	2009

Current assets	$47	$53
Non-current assets	$52	$16
Current liabilities	$(12)	$(11)
Other non-current liabilities	$(99)	$(60)

As of December 31, 2010, we have not provided for deferred taxes on the excess of financial reporting over the tax bases of investments in certain foreign subsidiaries in the amount of $1,265 because we plan to reinvest such earnings indefinitely outside the U.S. While the amount of federal income taxes, if such earnings are distributed in the future, cannot be determined, such taxes may be reduced by tax credits and other deductions.

Our tax attributes available to reduce future taxable income begin to expire as follows:

Attribute:	Amount	First Year of Expiration

U.S. net operating loss	$22	December 31, 2019
State net operating loss	$2	December 31, 2022
Federal and state capital loss	$16	December 31, 2013
US tax credits	$51	December 31, 2020
Foreign net operating loss	$233	December 31, 2011

Unrecognized Tax Benefits

We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the Combined Financial Statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. A reconciliation of the beginning and ending amount of unrecognized tax benefits as of December 31, 2010, 2009, and 2008 is as follows:

	2010	2009	2008

Unrecognized tax benefits — 1/1	$19	$20	$13
Additions for:
Current year tax positions	20	1	7
Prior year tax positions	—	—	2
Business combinations	5	—	—
Reductions for:
Prior year tax positions	(1)	(2)	(2)

Unrecognized tax benefits — 12/31	$43	$19	$20

As of December 31, 2010, 2009 and 2008, the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $43, $19, and $20, respectively.

We do not believe that the unrecognized tax benefits will significantly change within twelve months of the reporting date.

THE WATER EQUIPMENT AND SERVICES BUSINESSES OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

In many cases, unrecognized tax benefits are related to tax years that remain subject to examination by the relevant taxing authorities. The following table summarizes the earliest open tax years by major jurisdiction:

Jurisdiction	Earliest Open Year

Austria	2004
Canada	2006
Germany	2000
Italy	2005
Netherlands	2006
Sweden	2005
United Kingdom	2008
United States	2007

We classify interest relating to tax matters as a component of interest expense and tax penalties as a component of income tax expense in our Combined Statement of Operations. During 2010, 2009, and 2008 we recognized net interest expense of $1, net interest income of $2, and net interest expense of $2 related to tax matters, respectively. As of December 31, 2010, 2009, and 2008, we had $5, $4, and $6 of interest accrued for tax matters, respectively.

NOTE 7	RECEIVABLES, NET

	2010	2009

Trade accounts receivable	$703	$603
Other	19	26

Receivables, gross	722	629
Allowance for doubtful accounts	(25)	(24)
Allowance for cash discounts	(7)	(6)

Receivables, net	$690	$599

The following table displays an aggregate rollforward of the allowance for doubtful accounts for the years ended December 31, 2010, 2009 and 2008.

	2010	2009	2008

Allowance for doubtful accounts — 1/1	$24	$16	$17
Additions charged to expense	6	11	9
Write-offs	(5)	(3)	(10)

Allowance for doubtful accounts — 12/31	$25	$24	$16

NOTE 8	INVENTORIES, NET

	2010	2009

Finished goods	$166	$128
Work in process	32	20
Raw materials	191	153

Inventories, net	$389	$301

THE WATER EQUIPMENT AND SERVICES BUSINESSES OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

NOTE 9	PLANT, PROPERTY AND EQUIPMENT, NET

	2010	2009

Land and improvements	$20	$20
Buildings and improvements	200	185
Machinery and equipment	567	537
Equipment held for lease or rental	129	54
Furniture, fixtures and office equipment	81	78
Construction work in progress	51	30
Other	15	11

Plant, property and equipment, gross	1,063	915
Less — accumulated depreciation	(609)	(581)

Plant, property and equipment, net	$454	$334

Depreciation expense of $63, $51, and $55 was recognized in 2010, 2009 and 2008, respectively.

NOTE 10	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2009 by business segment are as follows:

	Water
	Infrastructure	Applied Water	Total

Goodwill — 1/1/2009	$362	$573	$935
Goodwill acquired	—	17	17
Foreign currency	27	1	28
Other	—	(10)	(10)

Goodwill — 12/31/2009	$389	$581	$970
Goodwill acquired	493	—	493
Foreign currency	(9)	(17)	(26)

Goodwill — 12/31/2010	$873	$564	$1,437

Goodwill acquired during 2010 primarily relates to the Godwin and Nova acquisitions. Goodwill acquired during 2009 primarily relates to the Laing acquisition. Amounts reported as “Other” relate primarily to goodwill associated with an immaterial business divestiture occurring during 2009.

Based on the results of annual impairment tests, we determined that no impairment of goodwill existed as of the measurement date in 2010 or 2009. However, future goodwill impairment tests could result in a charge to earnings. We will continue to evaluate goodwill on an annual basis as of the beginning of our fourth fiscal quarter and whenever events and changes in circumstances indicate there may be a potential impairment.

THE WATER EQUIPMENT AND SERVICES BUSINESSES OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Other Intangible Assets, Net

Information regarding our other intangible assets is as follows:

	December 31, 2010			December 31, 2009
	Gross Carrying	Accumulated		Gross Carrying	Accumulated
	Amount	Amortization	Net Intangibles	Amount	Amortization	Net Intangibles

Customer and distributor relationships	$270	$(29)	$241	$45	$(17)	$28
Proprietary technology	68	(18)	50	44	(15)	29
Trademarks	33	(9)	24	24	(7)	17
Patents and other	21	(13)	8	19	(11)	8
Indefinite-lived intangibles	93	—	93	9	—	9

Other intangibles	$485	$(69)	$416	$141	$(50)	$91

Indefinite-lived intangibles consist of brands and trademarks. Based on the results of its annual impairment tests, we determined that no impairment of the indefinite-lived intangibles existed as of the measurement date in 2010 or 2009. However, future impairment tests could result in a charge to earnings. We will continue to evaluate the indefinite-lived intangible assets on an annual basis as of the beginning of our fourth fiscal quarter and whenever events and changes in circumstances indicate there may be a potential impairment.

Customer and distributor relationships, proprietary technology, trademarks, patents and other are amortized over weighted average lives of approximately 14 years, 21 years, 16 years and 10 years, respectively.

Amortization expense related to intangible assets for 2010, 2009 and 2008 was $21, $10 and $8, respectively. Estimated amortization expense for each of the five succeeding years is as follows:

2011	2012	2013	2014	2015

$29	$29	$28	$27	$26

NOTE 11	ACCOUNTS PAYABLE

	2010	2009

Trade accounts payable	$297	$238
Other	12	18

Accounts payable	$309	$256

NOTE 12	ACCRUED AND OTHER CURRENT LIABILITIES

	2010	2009

Compensation and other employee-benefits	$161	$135
Customer-related liabilities	25	22
Accrued warranty costs	36	34
Accrued income taxes	20	25
Deferred income tax liability	12	11
Other	86	88

Accrued and other current liabilities	$340	$315

THE WATER EQUIPMENT AND SERVICES BUSINESSES OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

NOTE 13	POSTRETIREMENT BENEFIT PLANS

Defined Contribution Plans

ITT and the Company sponsor various defined contribution savings plans, which allow employees to contribute a portion of their pre-tax and/or after-tax income in accordance with specified guidelines. Several of the plans require us to match a percentage of the employee contributions up to certain limits, generally between 2.5% — 3.0% of employee base pay. Matching contributions charged to income amounted to $21, $4 and $4 for 2010, 2009 and 2008, respectively.

The ITT Stock Fund, an investment option under the ITT Salaried Investment and Savings Plan in which Company employees participate is considered an Employee Stock Ownership Plan. As a result, participants in the ITT Stock Fund may receive dividends in cash or may reinvest such dividends into the ITT Stock Fund. Company employees held approximately 1.0 shares of ITT common stock in the ITT Stock Fund at December 31, 2010.

Defined Benefit Plans

Company employees participate in numerous defined benefit plans, including hourly and union plans as well as salaried plans, which generally require up to 5 years of service to be vested and for which the benefits are determined based on years of credited service and either specified rates, final pay, or final average pay. As of December 31, 2010, of our total projected benefit obligation, U.S. plans represented 26% and international pension plans represented 74%. Company employees also participate in other post-retirement benefit plans such as health care and life insurance plans.

Balance Sheet Information

Amounts recognized in the Combined Balance Sheets for pension and other employee-related benefit plans (collectively, postretirement benefit plans) reflect the funded status of the postretirement benefit plans. The following table provides a summary of the funded status of our postretirement benefit plans and the presentation of such balances within our Combined Balance Sheet as of December 31, 2010 and 2009.

	2010			2009
		Other			Other
	Pension	Benefits	Total	Pension	Benefits	Total

Fair value of plan assets	$78	$—	$78	$50	$—	$50
Projected benefit obligation	(233)	(13)	(246)	(183)	(11)	(194)

Funded status	$(155)	$(13)	$(168)	$(133)	$(11)	$(144)

Amounts reported within:
Accrued liabilities	$(4)	$(1)	$(5)	$(3)	$(1)	$(4)
Non-current liabilities	(151)	(12)	(163)	(130)	(10)	(140)

THE WATER EQUIPMENT AND SERVICES BUSINESSES OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

A portion of our projected benefit obligation includes amounts that have not yet been recognized as expense in our results of operations. Such amounts are recorded within accumulated other comprehensive loss until they are amortized as a component of net periodic postretirement cost. The following table provides a summary of amounts recorded within accumulated other comprehensive loss at December 31, 2010 and 2009.

	2010			2009
		Other			Other
	Pension	Benefits	Total	Pension	Benefits	Total

Net actuarial loss (gain)	$47	$—	$47	$44	$(2)	$42
Prior service cost	4	—	4	3	—	3

Total	$51	$—	$51	$47	$(2)	$45

The following table provides a rollforward of the projected benefit obligations for our U.S. and international pension plans for the years ended 2010 and 2009.

	2010			2009
	U.S.	Int’l	Total	U.S.	Int’l	Total

Change in benefit obligation
Benefit obligation — 1/1	$58	$125	$183	$53	$106	$159
Service cost	2	3	5	2	3	5
Interest cost	3	7	10	3	6	9
Amendments /other	2	—	2	—	—	—
Actuarial (gain)/loss	(1)	9	8	2	4	6
Benefits paid	(3)	(5)	(8)	(2)	(3)	(5)
Liabilities assumed through acquisition	—	29	29	—	—	—
Foreign currency translation	—	4	4	—	9	9

Benefit obligation — 12/31	$61	$172	$233	$58	$125	$183

The following table provides a rollforward of the projected benefit obligations for our other employee-related benefit plans for the years ended 2010 and 2009.

	2010	2009

Change in benefit obligation
Benefit obligation — 1/1	$11	$11
Interest cost	1	1
Actuarial loss	2	—
Benefits paid	(1)	(1)

Benefit obligation — 12/31	$13	$11

THE WATER EQUIPMENT AND SERVICES BUSINESSES OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The following table provides a rollforward of the pension plan assets and the ending funded status for our U.S. and international pension plans for the years ended 2010 and 2009.

	2010			2009
	U.S.	Int’l	Total	U.S.	Int’l	Total

Change in plan assets
Plan assets — 1/1	$41	$9	$50	$33	$6	$39
Actual return on plan assets	5	3	8	8	5	13
Employer contributions	—	2	2	3	1	4
Benefits paid	(3)	—	(3)	(3)	(4)	(7)
Assets acquired through acquisition	—	21	21	—	—	—
Foreign currency translation	—	—	—	—	1	1

Plan assets — 12/31	$43	$35	$78	$41	$9	$50

Funded status at end of year	$(18)	$(137)	$(155)	$(17)	$(116)	$(133)

The accumulated benefit obligation for all defined benefit pension plans was $213 and $166 at December 31, 2010 and 2009, respectively. The following table provides information for pension plans with an accumulated benefit obligation in excess of plan assets.

	2010	2009

Projected benefit obligation	$209	$183
Accumulated benefit obligation	192	166
Fair value of plan assets	54	49

THE WATER EQUIPMENT AND SERVICES BUSINESSES OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Income Statement Information

The following table provides the components of net periodic benefit cost and other amounts recognized in other comprehensive income for the years 2010, 2009 and 2008, as they pertain to our defined benefit pension plans.

	2010			2009			2008
	U.S.	Int’l	Total	U.S.	Int’l	Total	U.S.	Int’l	Total

Net periodic benefit cost
Service cost	$2	$3	$5	$2	$3	$5	$1	$3	$4
Interest cost	3	7	10	3	6	9	3	7	10
Expected return on plan assets	(4)	(1)	(5)	(4)	(1)	(5)	(4)	—	(4)
Amortization of net actuarial loss	—	1	1	—	1	1	—	1	1
Amortization of prior service cost	1	—	1	1	—	1	1	—	1

Total net periodic benefit cost	2	10	12	2	9	11	1	11	12

Other changes in plan assets and benefit obligations recognized in other comprehensive income
Net (gain)/loss	(2)	6	4	(1)	6	5	19	4	23
Prior service cost	2	—	2	—	—	—	—	—	—
Amortization of net actuarial loss	—	(1)	(1)	—	(1)	(1)	—	(1)	(1)
Amortization of prior service cost	(1)	—	(1)	(1)	—	(1)	(1)	—	(1)

Total change recognized in other comprehensive income	(1)	5	4	(2)	5	3	18	3	21

Total impact from net periodic benefit cost and changes in other comprehensive income	$1	$15	$16	$—	$14	$14	$19	$14	$33

The following table provides the components of net periodic benefit cost and other amounts recognized in other comprehensive loss for the years 2010, 2009 and 2008, as they pertain to other employee-related benefit plans.

	2010	2009	2008

Net periodic benefit cost
Interest cost	$1	$1	$1

Total net periodic benefit cost	1	1	1

Other changes in plan assets and benefit obligations recognized in other comprehensive income
Net loss (gain)	2	—	(1)

Total changes recognized in other comprehensive income	2	—	(1)

Total impact from net periodic benefit cost and changes in other comprehensive income	$3	$1	$—

THE WATER EQUIPMENT AND SERVICES BUSINESSES OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The following table provides the estimated net actuarial loss and prior service cost that will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2011.

		Other
	Pension	Benefits	Total

Net actuarial loss	$1	$—	1
Prior service cost	1	—	1

Total	2	—	2

Postretirement Plan Assumptions

The following table provides the weighted-average assumptions used to determine projected benefit obligations and net periodic benefit cost, as they pertain to our defined benefit pension plans.

	2010		2009
	U.S.	Int’l	U.S.	Int’l

Obligation Assumptions:
Discount rate	5.83%	5.18%	6.00%	5.55%
Rate of future compensation increase	4.00%	3.40%	4.00%	3.48%
Cost Assumptions:
Discount rate	6.00%	5.55%	6.25%	5.79%
Expected return on plan assets	9.00%	7.20%	9.00%	6.97%
Rate of future compensation increase	4.00%	3.41%	4.00%	3.48%

The following table provides the weighted-average assumptions used to determine projected benefit obligations and net periodic benefit cost, as they pertain to other employee-related benefit plans.

	2010	2009

Obligation Assumptions:
Discount rate	5.50%	6.00%
Rate of future compensation increase	4.00%	4.00%
Cost Assumptions:
Discount rate	6.00%	6.25%
Rate of future compensation increase	4.00%	4.00%

Management develops each assumption using relevant company experience in conjunction with market-related data for each individual country in which plans exist. Assumptions are reviewed annually and adjusted as necessary.

The expected long-term rate of return on assets reflects the expected returns for each major asset class in which the plans invest, the weight of each asset class in the target mix, the correlations among asset classes and their expected volatilities. The majority of our plan assets relate to U.S. plans and are managed by ITT on a commingled basis in a master investment trust. With respect to plan assets in the master investment trust, our expected return on plan assets is estimated by evaluating both historical returns and estimates of future returns. Specifically, ITT analyzes the plan’s actual historical annual return on assets, net of fees, over the past 15, 20 and 25 years; estimates future returns based on independent estimates of asset class returns; and evaluates historical broad market returns over long-term timeframes based on our asset allocation range. Based on this approach, the long-term annual rate of return on assets for plan assets in the master investment trust is estimated at 9.0%. For reference, our actual geometric average annual return on plan assets in the master

THE WATER EQUIPMENT AND SERVICES BUSINESSES OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

investment trust as of December 31, 2010 was 8.8%, 10.1% and 10.3%, for the past 15, 20, and 25 year periods, respectively.

The table below provides the actual rate of return generated on plan assets during each of the years presented, as they pertain to plan assets in the master investment trust, as compared to the expected long-term return utilized in calculating the net periodic benefit costs.

	2010	2009	2008

Expected rate of return on plan assets	9.0%	9.0%	9.0%
Actual rate of return on plan assets	14.1%	24.1%	(31.2)%

The assumed rate of future increases in the per capita cost of health care (the health care trend rate) is 7.8% for 2011, decreasing ratably to 5.0% in 2019. An increase or decrease in the health care trend rates by one percent per year would not have a material effect on the benefit obligation or the aggregate annual service and interest components. To the extent that actual experience differs from these assumptions, the effect will be amortized over the average future service of the covered active employees.

The determination of the assumptions related to postretirement benefit plans are based on the provisions of the applicable accounting pronouncements, the review of various market data and discussion with our actuaries. Changes in these assumptions could materially affect the financial position and results of operations.

Investment Policy

The investment strategy for managing worldwide postretirement benefit plan assets is to seek an optimal rate of return relative to an appropriate level of risk for each plan. Investment strategies vary by plan, depending on the specific characteristics of the plan, such as plan size and design, funded status, liability profile and legal requirements.

With respect to the master investment trust, ITT allows itself broad discretion to invest tactically to respond to changing market conditions, while staying reasonably within the asset allocation ranges prescribed by its investment guidelines. In making these asset allocation decisions, ITT takes into account recent and expected returns and volatility of returns for each asset class, the expected correlation of returns among the different investments, as well as anticipated funding and cash flows. To enhance returns and mitigate risk, ITT diversifies its investments by strategy, asset class, geography and sector. ITT engages a large number of managers to gain broad exposure to the markets, while generating excess-of-market returns and mitigating manager-concentration risk.

The following table provides the actual asset allocations of U.S. plan assets held in the master investment trust, as of December 31, 2010 and 2009, and the related asset allocation ranges by asset category.

			Allocation
	2010	2009	Range

Domestic equities	25%	25%	25%-75%
Alternative investments	47	47	20%-45%
International equities	18	17	10%-45%
Fixed income	2	4	0%-60%
Cash and other	8	7	0%-30%

The strategies and allocations of plan assets outside of the U.S. are managed locally and may differ significantly from those in the U.S. In general and as of December 31, 2010, non-U.S. plans are managed closely to their strategic allocations.

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Fair Value of Plan Assets

In measuring plan assets at fair value, a fair value hierarchy is applied which categorizes and prioritizes the inputs used to estimate fair value into three levels. The fair value hierarchy is based on maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. Classification within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy are defined as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 inputs are other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices (in non-active markets or in active markets for similar assets or liabilities), inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 inputs are unobservable inputs for the assets or liabilities.

In certain instances, fair value is estimated using quoted market prices obtained from external pricing services. In obtaining such data from the pricing service, ITT has evaluated the methodologies used to develop the estimate of fair value in order to assess whether such valuations are representative of fair value, including net asset value (NAV). Additionally, in certain circumstances, the NAV reported by an asset manager may be adjusted when sufficient evidence indicates NAV is not representative of fair value.

The following is a description of the valuation methodologies and inputs used to measure fair value for major categories of investments.

•	Equity securities — Equities (including common and preferred shares, domestic listed and foreign listed, closed end mutual funds and exchange traded funds) are generally valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. As all equity securities held by the Company are publicly traded in active markets, the securities are classified within Level 1 of the fair value hierarchy.

•	Open ended mutual funds, collective trusts and commingled funds — Open ended mutual funds, collective trusts and commingled funds are measured at NAV. These funds are generally classified within Level 2 of the fair value hierarchy.

•	Private equity — The valuation of limited partnership interests in private equity funds may require significant management judgment. The NAV reported by the asset manager is adjusted when it is determined that NAV is not representative of fair value. In making such an assessment, a variety of factors are reviewed, including, but not limited to, the timeliness of NAV as reported by the asset manager and changes in general economic and market conditions subsequent to the last NAV reported by the asset manager. These funds are generally classified within Level 3 of the fair value hierarchy.

•	Absolute return (hedge funds) — The valuation of limited partnership interests in hedge funds may require significant management judgment. The NAV reported by the asset manager is adjusted when it is determined that NAV is not representative of fair value. In making such an assessment, a variety of factors are reviewed, including, but not limited to, the timeliness of NAV as reported by the asset manager and changes in general economic and market conditions subsequent to the last NAV reported by the asset manager. Depending on how these investments can be redeemed and the extent of any adjustments to NAV, hedge funds are classified within either Level 2 (redeemable within 90 days) or Level 3 (redeemable beyond 90 days) of the fair value hierarchy.

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The following table provides the fair value of plan assets held by our pension benefit plans, at December 31, 2010 and 2009, by asset class.

	2010				2009
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3

Asset Category
Equity securities	$42	$32	$8	$2	$23	$14	$7	$2
Private equity(a)	13	—	2	11	11	—	—	11
Absolute return (hedge funds)(b)	8	—	3	5	8	—	3	5
Commodities, fixed income and other	15	1	13	1	8	1	6	1

Total	$78	$33	$26	$19	$50	$15	$16	$19

(a)	Private equity includes a diversified range of strategies, including buyout funds, distressed funds, venture and growth equity funds and mezzanine funds.

(b)	Absolute return hedge funds primarily include fund of funds that invest in a diversified portfolio of other hedge funds that employ a range of investment strategies and fixed income/multi-strategy absolute return funds, which invest in multiple investment strategies with the intent of diversifying risk and reducing volatility.

The following table presents a reconciliation of the beginning and ending balances of fair value measurement within our pension plans using significant unobservable inputs (Level 3).

	Equity	Private	Absolute
	Securities	Equity	Return	Other	Total

Level 3 balance — 12/31/08	$3	$10	$8	$1	$22
Unrealized gains, net	1	—	1	—	2
Purchases/(sales), net	—	1	(2)	—	(1)
Transfers out, net	(2)	—	(2)	—	(4)

Level 3 balance — 12/31/09	2	11	5	1	19
Realized gains, net	—	1	—	—	1
Transfers out, net	—	(1)	—	—	(1)

Level 3 balance — 12/31/10	$2	$11	$5	$1	$19

Contributions

Funding requirements under Internal Revenue Service rules are a major consideration in making contributions to our postretirement plans. With respect to qualified pension plans, we intend to contribute annually not less than the minimum required by applicable law or regulation. We made contributions of $2 and $4 to pension plans during 2010 and 2009, respectively. We currently anticipate making contributions to our pension plans in the range of $8 to $10 during 2011, of which $1 is expected to be made in the first quarter.

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Estimated Future Benefit Payments

The following table provides the projected timing of payments for benefits earned to date and the expectation that certain future service will be earned by current active employees for our pension and other employee-related benefit plans.

		Other
	Pension	Benefits

2011	$8	$1
2012	9	1
2013	9	1
2014	10	1
2015	11	1
2016 — 2020	64	6

Multiemployer Plans

Company employees participate in defined benefit pension and other postretirement plans sponsored by ITT Corporation, which include participants of other ITT Corporation subsidiaries (collectively, “Shared Plans”). The Company has recorded expense of $24, $14 and $8 for the years ended December 31, 2010, 2009 and 2008, respectively, to record its allocation of pension and other postretirement benefit costs related to Shared Plans. As of December 31, 2010 and 2009, there were no required contributions outstanding.

As of December 31, 2010 and 2009, such multiemployer defined benefit pension plans were approximately 80% funded. The most significant shared defined benefit pension plan is the ITT U.S. Salaried Retirement Plan (USSRP). Company employees and former employees represent 12% and 4% of total active and retired participants in the USSRP, respectively. ITT Corporation made contributions to the USSRP of $50 and $100 during 2010 and 2009, respectively, all of which were voluntary. ITT currently does not anticipate making contributions to the USSRP during 2011.

As of December 31, 2010 and 2009, the other multiemployer postretirement benefit plans were approximately 50% funded. The ITT Salaried Postretirement Medical and Life Plans and the Goulds Postretirement Medical Plan represent the most significant shared other postretirement benefit plans. Company employees and former employees represent 15% and 7% of active and retired participants in the ITT Salaried Postretirement Medical and Life Plans, respectively, and 0% and 15% of active and retired participants in the Goulds Postretirement Medical Plan, respectively. There were no contributions made to the plans during 2010 and 2009. There are currently no contributions expected in 2011.

We do not currently intend to withdraw from the Shared Plans.

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

NOTE 14	COMPREHENSIVE INCOME

The following table provides the components of comprehensive income for the years 2010, 2009, and 2008.

	Year Ended December 31,
	2010	2009	2008
	(In millions)

Net income	$329	$263	$224
Other comprehensive (loss) income:
Net foreign currency translation adjustment	(53)	81	(138)
Net change in postretirement benefit plans, net of tax	(4)	(3)	(14)

Other comprehensive (loss) income	(57)	78	(152)

Comprehensive income	$272	$341	$72

Net change in postretirement benefit plans, net of tax:
Prior service cost from plan amendment, net of tax benefit of $1 in 2010	$(2)	$(1)	$(1)
Net actuarial loss arising during the period, net of tax benefit of $2, $2 and $7, respectively	(4)	(3)	(15)
Unrealized changes in postretirement benefit plans, net of tax:
Amortization of prior service costs, net of tax	1	1	1
Amortization of net actuarial loss, net of tax	1	—	1

Total amortization from accumulated other comprehensive income into net periodic benefit cost, net of tax	2	1	2

Net change in postretirement benefit plans, net of tax	$(4)	$(3)	$(14)

The components of Accumulated Other Comprehensive Income, net of tax, are summarized as follows:

	2010	2009

Post retirement benefit plans	$(36)	$(32)
Cumulative currency translation adjustment	394	447

Total	358	415

NOTE 15	OPERATING LEASES

We lease certain offices, manufacturing buildings, machinery, computers and other equipment. Such leases expire at various dates through 2047 and may include renewal and payment escalation clauses. We often pay maintenance, insurance and tax expense related to leased assets. Rental expenses under operating leases were $54, $47 and $47 for 2010, 2009 and 2008, respectively. Future minimum operating lease payments under non-cancellable operating leases with an initial term in excess of one year as of December 31, 2010 are shown below.

	2011	2012	2013	2014	2015	Thereafter

Minimum rental payments	$48	$39	$28	$17	$15	$29

NOTE 16	WARRANTIES

We warrant numerous products, the terms of which vary widely. In general, we warrant products against defect and specific non-performance. Our product warranty liability reflects management’s best estimate of

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

probable liability under our product warranties for the years ended December 31, 2010 and 2009. The table below provides changes in the product warranty accrual over each period.

	2010	2009	2008

Warranty accrual — 1/1	$34	$32	$32
Accruals for product warranties issued in the period	22	23	23
Payments	(28)	(18)	(22)
Changes in pre-existing warranties	8	(3)	(1)

Warranty accrual — 12/31	$36	$34	$32

NOTE 17	CONTINGENCIES AND OTHER LEGAL MATTERS

General

From time to time we are involved in legal proceedings that are incidental to the operation of our businesses. Some of these proceedings seek remedies relating to environmental matters, product liability, personal injury claims, employment and pension matters, and commercial or contractual disputes, sometimes related to acquisitions or divestitures. We will continue to defend vigorously against all claims.

While no claims have been asserted against Xylem Inc. alleging injury caused by a Water Co product resulting from asbestos exposure, it is possible that claims could be filed in the future. Should asbestos product liability claims be asserted against Xylem Inc. in the future, we believe there are numerous legal defenses available and would defend ourselves vigorously against such a claim. As part of the separation, ITT will indemnify Xylem Inc. for asbestos product liability matters, including settlements, judgments, and legal defense costs associated with all pending and future claims that may arise from past sales of ITT’s legacy products. We believe ITT remains a substantive entity with sufficient financial resources to honor its obligations to us.

Although the ultimate outcome of any legal matter cannot be predicted with certainty, based on present information, including our assessment of the merits of the particular claim, we do not expect that any asserted or unasserted legal claims or proceedings, individually or in aggregate, will have a material adverse effect on our cash flow, results of operations, or financial condition.

Indemnifications

As part of the separation, ITT will provide for certain indemnifications and cross-indemnifications among ITT, Exelis Inc. and Xylem Inc. The indemnifications address a variety of subjects, including asserted and unasserted product liability matters (e.g., asbestos claims, product warranties), which relate to products sold prior to the Separation Date. The indemnifications are absolute and indefinite. The indemnification associated with pending and future asbestos claims does not expire. Xylem Inc. expects ITT and Exelis Inc. to fully perform under the terms of the Distribution Agreement and therefore has not recorded a liability for matters for which we will be indemnified. In addition, we are not aware of any claims or other circumstances that would give rise to material payments to ITT or Exelis Inc. under the indemnity that we will provide.

Environmental

In the ordinary course of business, we are subject to federal, state, local, and foreign environmental laws and regulations. We are responsible, or are alleged to be responsible, for ongoing environmental investigation and remediation of sites in various countries. These sites are in various stages of investigation and/or remediation and in many of these proceedings our liability is considered de minimis. We have received notification from the U.S. Environmental Protection Agency, and from similar state and foreign environmental agencies, that a number of sites formerly or currently owned and/or operated by Water Co, and other

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

properties or water supplies that may be or have been impacted from those operations, contain disposed or recycled materials or wastes and require environmental investigation and/or remediation. These sites include instances where we have been identified as a potentially responsible party under federal and state environmental laws and regulations.

Accruals for environmental matters are recorded on a site by site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. Our accrued liabilities for these environmental matters represent the best estimates related to the investigation and remediation of environmental media such as water, soil, soil vapor, air and structures, as well as related legal fees. These estimates, and related accruals, are reviewed quarterly and updated for progress of investigation and remediation efforts and changes in facts and legal circumstances. Liabilities for these environmental expenditures are recorded on an undiscounted basis.

It is difficult to estimate the final costs of investigation and remediation due to various factors, including incomplete information regarding particular sites and other potentially responsible parties, uncertainty regarding the extent of investigation or remediation and our share, if any, of liability for such conditions, the selection of alternative remedial approaches, and changes in environmental standards and regulatory requirements. In our opinion, the total amount accrued is appropriate based on existing facts and circumstances.

NOTE 18	RELATED PARTY TRANSACTIONS AND PARENT COMPANY EQUITY

The Combined Financial Statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of ITT.

During 2010, 2009 and 2008 we sold inventory to other ITT businesses in the aggregate amount of $11, $10, and $9, respectively which is included in Net sales in our combined statements of operations. We also purchase inventories from other ITT businesses. We recognized cost of sales from the inventory purchased from ITT of $12, $15, and $13 in 2010, 2009 and 2008, respectively. The aggregate inventory on hand of purchases from other ITT businesses as of December 31, 2010 and 2009 was not significant.

Allocation of General Corporate Expenses

The Combined Financial Statements include expense allocations for certain functions provided by ITT as well as other ITT employees not solely dedicated to Water Co, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives, and share-based compensation. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount or other measure. During 2010, 2009 and 2008, we were allocated $108 million, $105 million and $104 million, respectively, of general corporate expenses incurred by ITT which is included within selling, general and administrative expenses in the Combined Statements of Operations.

The expense allocations have been determined on a basis that we consider to be a reasonable reflection of the utilization of services provided or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly traded company for the periods presented. Actual costs that may have been incurred if we had been a standalone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

THE WATER EQUIPMENT AND SERVICES BUSINESSES OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Parent Company Equity

Net transfers from/(to) parent are included within parent company investment on the Combined Statements of Parent Company Equity and Comprehensive Income. The components of the net transfers from/(to) parent as of December 31, 2010, 2009 and 2008 are as follows:

	December 31,
	2010	2009	2008
	(In millions)

Intercompany sales and purchases, net	$1	$5	$4
Intercompany dividends	(180)	(110)	(51)
Cash pooling and general financing activities	(235)	(339)	(417)
Cash transfers for acquisitions, divestitures and investments	1,012	29	14
Corporate allocations including income taxes	162	125	143

Total net transfers from/(to) parent	$760	$(290)	$(307)

ITT uses a centralized approach to U.S. cash management and financing of its operations, excluding debt directly incurred by any of its businesses, such as debt assumed in an acquisition. The majority of our cash is transferred to ITT daily and ITT funds our operating and investing activities as needed.

The Combined Financial Statements include certain assets and liabilities that have historically been held at the ITT corporate level but which are specifically identifiable or otherwise allocable to us. The cash and cash equivalents held by ITT at the corporate level are not specifically identifiable to Water Co and therefore were not allocated to us for any of the periods presented. Cash and equivalents in our combined balance sheets primarily represent cash held locally by entities included in our Combined Financial Statements. Transfers of cash to and from ITT’s cash management system are reflected as a component of Parent company investment on the Combined Balance Sheets.

All significant intercompany transactions between us and ITT have been included in these Combined Financial Statements and are considered to be effectively settled for cash in the Combined Financial Statements at the time the transaction is recorded when the underlying transaction is to be settled in cash by ITT. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flow as a financing activity and in the Combined Balance Sheets as Parent Company Investment.

We recorded sales to unconsolidated affiliates during 2010, 2009 and 2008 totaling $14, $12 and $20, respectively. Additionally, we purchased $22, $15 and $18 of products from unconsolidated affiliates during 2010, 2009 and 2008, respectively.

NOTE 19	SEGMENT INFORMATION

The Company’s segments are reported on the same basis used internally for evaluating performance and allocating resources. Our business is organized into two segments: Water Infrastructure and Applied Water. Water Infrastructure, comprising our Water & Wastewater and Analytics operating segments, focuses on the transportation, treatment and testing of water, offering a range of products including water and wastewater pumps, treatment and testing equipment and controls and systems. Applied Water, comprising of our Residential & Commercial Water and Flow Control operating segments, encompasses all the uses of water and focuses on the residential, commercial industrial and agricultural markets, offering pumps, valves, heat exchangers, controls, and dispensing equipment. Our business is not dependent on any single customer or a

THE WATER EQUIPMENT AND SERVICES BUSINESSES OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

few customers, the loss of which would have a material adverse effect on us as a whole. No individual customer accounted for more than 10% of our combined revenue.

	Revenue			Operating Income			Operating Margin
	2010	2009	2008	2010	2009	2008	2010	2009	2008

Water Infrastructure	$1,930	$1,651	$1,824	$276	$227	$220	14.3%	13.7%	12.1%
Applied Water	1,327	1,254	1,527	158	109	162	11.9%	8.7%	10.6%
Eliminations/Other(a)	(55)	(56)	(60)	(46)	(60)	(67)	—%	—%	—%

Total	$3,202	$2,849	$3,291	$388	$276	$315	12.1%	9.7%	9.6%

(a)	Other consists of allocated ITT corporate office expenses including compensation, benefits, occupancy, depreciation, and other administrative costs, as well as charges related to certain matters, such as environmental liabilities, that are managed at a corporate level and are not included in the business segments in evaluating performance or allocating resources.

	Total Assets		Capital Expenditures			Depreciation and Amortization
	2010	2009	2010	2009	2008	2010	2009	2008

Water Infrastructure	$2,377	$1,278	$55	$33	$40	$60	$38	$33
Applied Water	1,209	1,214	38	27	26	30	30	29
Other(a)	149	43	1	2	1	2	2	—

Total	$3,735	$2,535	$94	$62	$67	$92	$70	$62

(a)	Other consists of allocated ITT corporate assets, which principally consist of deferred tax assets, certain property, plant and equipment, and other assets.

				Plant, Property &
	Revenue(A)			Equipment, Net
	2010	2009	2008	2010	2009

Geographic Information
United States	$1,125	$956	$1,104	$168	$73
Europe	1,262	1,217	1,416	219	196
Asia Pacific	343	269	303	49	46
Other	472	407	468	18	19

Total	$3,202	$2,849	$3,291	$454	$334

(a)	Revenue to external customers is attributed to individual regions based upon the destination of product or service delivery.

THE WATER EQUIPMENT AND SERVICES BUSINESSES OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The following table illustrates revenue by product category, net of intercompany balances.

	Revenue
	2010	2009	2008

Pumps, accessories, parts and service	$2,671	$2,376	$2,738
Other(a)	531	473	553

Total	$3,202	$2,849	$3,291

(a)	Other includes treatment equipment, analytical instrumentation, valves, heat exchangers, and controls

NOTE 20	SUBSEQUENT EVENT

We evaluated subsequent events for recognition or disclosure through July 8, 2011, the date the combined financial statements were available to be issued.

On July 5, 2011, we entered into a definitive agreement to acquire YSI Incorporated (“YSI”) for an aggregate purchase price of $310. YSI is a leading developer and manufacturer of sensors, instruments, software, and data collection platforms for environmental water monitoring. YSI reported 2010 global revenues of $101 (unaudited) and employs 390 people at several facilities in the United States, Europe and Asia. The transaction is expected to close in the third quarter of 2011, pending customary closing conditions and approval of YSI’s shareholders.

NOTE 21	IMMATERIAL CORRECTIONS

During August 2011, subsequent to the original issuance of the Company’s combined financial statements, management determined that it had incorrectly included certain ITT foreign headquarter entities in Water Co’s 2008 balance sheet that did not relate to Water Co’s business (the balance sheets for all other periods presented appropriately excluded these entities). The balance sheets of these headquarter entities were largely comprised of intercompany and parent equity accounts as well as the accumulated currency translation account. This primarily resulted in incorrect activity being reflected during 2008 and 2009 (in offsetting directions) in the changes within parent company investment and foreign currency translation. In addition, we identified a misclassification within our 2008 Statement of Cash Flows between exchange rate effects on cash and cash equivalents and net transfer from/(to) parent. We have revised the Combined Statements of Cash Flows and the Combined Statements of Parent Company Equity and Comprehensive Income for the periods impacted to reflect these corrections. These corrections did not have any impact on the Combined Statements of Operations or Combined Balance Sheets for any periods presented. The Company believes that the correction of these errors is not material to its previously issued financial statements. However, the Company decided to correct the previously issued financial statements. The effect on the Combined Statements of Cash Flows and the Combined Statement of Parent Company Equity and Comprehensive Income for the years ended December 31, 2009 and 2008 are summarized below. Related amounts included within Notes 14 and 18 have also been corrected.

THE WATER EQUIPMENT AND SERVICES BUSINESSES OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	2009
	As
	Previously		As
	Reported	Adjustments	Adjusted
Adjustments to Combined Statement of Cash Flows:
Changes in receivables	$32	$13	$45
Net Cash — Operating activities	357	13	370
Net transfer from/(to) parent	(279)	(13)	(292)
Net Cash — Financing activities	(279)	(13)	(292)

Adjustments to Combined Statement of Parent Company Equity and Comprehensive Income:
Net (decrease) in parent company investment	$(218)	$(72)	$(290)
Net foreign currency translation adjustments	22	59	81
Comprehensive Income	282	59	341

	2008
	As
	Previously		As
	Reported	Adjustments	Adjusted
Adjustments to Combined Statement of Cash Flows:
Change in receivables	$50	$(13)	$37
Net Cash — Operating activities	421	(13)	408
Net transfer from/(to) parent	(397)	56	(341)
Net Cash — Financing activities	(397)	56	(341)
Exchange rate effects on cash and cash equivalents	34	(43)	(9)

Adjustments to Combined Statement of Parent Company Equity and Comprehensive Income:
Net (decrease) in parent company investment	$(379)	$72	$(307)
Net foreign currency translation adjustments	(79)	(59)	(138)
Comprehensive Income	131	(59)	72
Parent Company Investment	1,227	72	1,299
Accumulated Other Comprehensive Income	396	(59)	337
Total Parent Company Equity	1,623	13	1,636

UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 and 2010

PREFACE

The preparation of the unaudited interim Condensed Combined Financial Statements requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, revenue and expenses and certain financial statement disclosures. Estimates in these unaudited interim Condensed Combined Financial Statements include, but are not limited to, allowances for doubtful accounts, inventory valuation, goodwill and intangible asset impairment, postretirement benefits, income taxes and the allocation of purchase price to the assets acquired and liabilities assumed in a business combination. Estimates are revised as additional information becomes available.

The unaudited interim Condensed Combined Financial Statements for the six months ended June 30, 2011 and 2010 and balance sheet as of June 30, 2011 included herein have not been audited by an independent registered public accounting firm, but in our opinion, all adjustments (which include only normal recurring adjustments) necessary to make a fair statement of the financial position at June 30, 2011 and the results of operations and the cash flows for the periods presented herein have been made. The results of operations for the six months ended June 30, 2011 are not necessarily indicative of the operating results expected for the full fiscal year.

The unaudited interim Condensed Combined Financial Statements included herein have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission, or SEC. Although we believe the disclosures made are adequate to make the information presented not misleading, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules or regulations. These interim Condensed Combined Financial Statements should be read in conjunction with the audited combined financial statements and notes thereto included in this Information Statement.

THE WATER EQUIPMENT AND SERVICES BUSINESSES OF ITT CORPORATION
CONDENSED COMBINED STATEMENTS OF OPERATIONS

Period Ended June 30	2011	2010
	(Unaudited)
	(In millions)

Net sales	$1,861	$1,461
Costs of sales	1,145	915

Gross profit	716	546
Selling, general and administrative expenses	450	334
Research and development expenses	50	35
Restructuring, net	—	7

Operating income	216	170
Other (expense), net	—	(3)

Income before income tax expense	216	167
Income tax expense	66	26

Net income	$150	$141

The accompanying notes are an integral part of the Condensed Combined financial statements.

THE WATER EQUIPMENT AND SERVICES BUSINESSES OF ITT CORPORATION

CONDENSED COMBINED BALANCE SHEETS

	ITT
	Dividend
	Pro Forma
	June 30,	June 30,
	2011	2011	December 31, 2010
		(Unaudited)
		(In millions)

ASSETS
Current assets:
Cash and cash equivalents	$138	$138	$131
Receivables, net	771	771	690
Inventories, net	436	436	389
Prepaid expenses	70	70	79
Other current assets	56	56	47

Total current assets	1,471	1,471	1,336

Plant, property and equipment, net	467	467	454
Goodwill	1,492	1,492	1,437
Other intangible assets, net	417	417	416
Other non-current assets	102	102	92

Total non-current assets	2,478	2,478	2,399

Total assets	3,949	$3,949	$3,735

LIABILITIES AND PARENT COMPANY EQUITY
Current liabilities:
Accounts payable	$307	$307	$309
Accrued and other current liabilities	395	395	340

Total current liabilities	702	702	649

Postretirement benefits	174	174	163
Deferred income tax liability	98	98	99
Dividend payable to ITT	817	—	—
Other non-current liabilities	111	111	105

Total non-current liabilities	1,200	383	367

Total liabilities	1,902	1,085	1,016

Parent company equity:
Parent company investment	1,545	2,362	2,361
Accumulated other comprehensive income	502	502	358

Total parent company equity	2,047	2,864	2,719

Total liabilities and parent company equity	$3,949	$3,949	$3,735

The accompanying notes are an integral part of the condensed combined financial statements.

THE WATER EQUIPMENT AND SERVICES BUSINESSES OF ITT CORPORATION

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

Six Months Ended June 30	2011	2010
	(Unaudited)
	(In millions)

Operating Activities
Net income	$150	$141
Non-cash adjustments to net income:
Depreciation and amortization	68	39
Share-based compensation	5	5
Restructuring charges, net	—	7
Payments for restructuring	(6)	(15)
Changes in assets and liabilities (net of acquisitions):
Change in receivables	(54)	(45)
Change in inventories	(31)	(33)
Change in accounts payable	(14)	26
Change in accrued liabilities	3	(4)
Change in accrued taxes	26	(11)
Change in other assets	1	(2)
Change in other liabilities	10	5
Other, net	3	5

Net Cash — Operating activities	161	118

Investing Activities
Capital expenditures	(53)	(24)
Acquisitions, net of cash acquired	—	(391)
Other, net	5	1

Net Cash — Investing activities	(48)	(414)

Financing Activities
Net transfer (to)/from parent	(112)	326

Net Cash — Financing activities	(112)	326

Exchange rate effects on cash and cash equivalents	6	(5)

Net change in cash and cash equivalents	7	25
Cash and cash equivalents — beginning of year	131	81

Cash and Cash Equivalents — End of Period	$138	$106

Supplemental Disclosures of Cash Flow Information
Cash paid during the period for:
Income taxes (net of refunds received)	$18	$34

The accompanying notes are an integral part of the condensed combined financial statements.

THE WATER EQUIPMENT AND SERVICES BUSINESSES OF ITT CORPORATION

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME

Six Months Ended June 30	2011	2010
	(Unaudited)

Net income	$150	$141
Other comprehensive income (loss):
Net change in postretirement benefit plans	1	1

Net foreign currency translation adjustment	143	(144)

Other comprehensive income (loss)	144	(143)

Comprehensive income	$294	$(2)

The accompanying notes are an integral part of the condensed combined financial statements.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
(DOLLARS IN MILLIONS, UNLESS OTHERWISE STATED)
(Unaudited)

NOTE 1	SEPARATION FROM ITT CORPORATION AND BASIS OF PRESENTATION

Separation from ITT Corporation

On January 12, 2011, ITT Corporation (ITT) announced a plan to separate its water equipment and services businesses (Water Co) from the remainder of its businesses through a pro rata distribution of the common stock of an entity holding the assets and liabilities associated with its water equipment and services business. Water Co is in the business of designing and manufacturing highly engineered technologies with a wide range of applications in the water industry and includes the following divisions of ITT: Water & Wastewater (which includes the Analytical Instrumentation business), Residential & Commercial Water, and Flow Control. ITT WCO, Inc. was incorporated in Indiana on May 4, 2011 to be the entity to hold such businesses subject to approval by the Board of Directors of ITT and other conditions described below. The name of the corporation was changed from ITT WCO, Inc. to Xylem Inc. Under the plan, ITT would also distribute its Defense and Information Solutions business (Exelis Inc.).

The distribution of our common stock to ITT shareholders is conditioned on, among other things, final approval of the distribution plan by the ITT Board of Directors; the receipt of a private letter ruling from the Internal Revenue Service (IRS) substantially to the effect that, among other things, the contribution by ITT of the assets and liabilities of the water equipment and services business to Water Co, or the contribution, and the distribution will qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the Code); the receipt of a legal opinion as to the satisfaction of certain requirements necessary for the contribution and the distribution to qualify as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code upon which the IRS will not rule the U.S. Securities and Exchange Commission (SEC) declaring effective our Registration Statement on Form 10; and the completion of the financing necessary for a cash distribution from Water Co to ITT prior to the distribution.

Unless the context otherwise indicates, references in these notes to Condensed Combined Financial Statements to “we,” “us,” “our” and “the Company” refer to Water Co. References in the notes to the Combined Financial Statements to “ITT” or “parent” refers to ITT Corporation, an Indiana corporation, and its consolidated subsidiaries (other than Water Co), unless the context otherwise requires.

Basis of Presentation

The interim Condensed Combined Financial Statements presented herein, and discussed below, have been prepared on a standalone basis and are derived from the consolidated financial statements and accounting records of the water equipment and services businesses of ITT. The interim Condensed Combined Financial Statements reflect our financial position, results of operations and cash flows as we were historically managed, in conformity with accounting principles generally accepted in the United States of America, or GAAP. All intracompany transactions between our businesses have been eliminated. All intercompany transactions between us and ITT have been included in these interim Condensed Combined Financial Statements and are considered to be effectively settled for cash in the condensed combined financial statements at the time the transaction is recorded when the underlying transaction is to be settled in cash by ITT. The total net effect of the settlement of these intercompany transactions is reflected in the condensed combined statements of cash flow as a financing activity and in the combined balance sheets as “Parent company investment.”

Our interim Condensed Combined Financial Statements include expense allocations for (1) certain corporate functions historically provided by ITT, including, but not limited to, finance, legal, information technology, human resources, communications, ethics and compliance and shared services, (2) employee benefits and incentives, and (3) share-based compensation. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount or other measures. Both we and ITT consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly traded company for the periods presented. Actual costs that may have been incurred if we had been a standalone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. Following our separation from ITT, we will perform these functions using our own resources or purchased services. For an interim period, however, some of these functions will continue to be provided by ITT under the transition services agreements, which are planned to extend for a period of 3 to 24 months in most circumstances. In addition to the transition services agreements, effective upon the distribution, we intend for certain intercompany arrangements to be converted into third-party contracts.

ITT uses a centralized approach to cash management and financing of its operations, excluding debt where we are the legal obligor. The majority of our cash is transferred to ITT daily and ITT funds our operating and investing activities as needed. Cash transfers to and from ITT’s cash management accounts are reflected in “Parent company investment.”

The interim Condensed Combined Financial Statements include certain assets and liabilities that have historically been held at the ITT corporate level but are specifically identifiable or otherwise allocable to us. The cash and cash equivalents held by ITT at the corporate level are not specifically identifiable to Water Co and therefore were not allocated to us for any of the periods presented. Cash and cash equivalents in our combined balance sheets primarily represent cash held locally by entities included in our Combined Financial Statements. ITT third-party debt, and the related interest expense has not been allocated to us for any of the periods presented as we were not the legal obligor of the debt and the ITT borrowings were not directly attributable to our business.

The interim Condensed Combined Financial Statements exclude the allocation of liabilities, assets, and costs reported by ITT related to asbestos product liability matters. These matters were not allocated to us for any period presented as ITT will continue as the legal obligor for those liabilities. ITT is expected to pay any associated settlements, judgments, or legal defense costs, and such matters were not historically managed by us.

The unaudited interim Condensed Combined Financial Statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (SEC) and, in the opinion of management, reflect all adjustments (which include normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods presented. Certain information and note disclosures normally included financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such SEC rules. We believe that the disclosures made are adequate to make the information presented not misleading. We consistently applied the accounting policies described in the Combined Financial Statements presented elsewhere in this Information Statement with the exception of the accounting standards updates described in Note 2 which were adopted on January 1, 2011.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the interim Condensed Combined Financial Statements and accompanying notes. Such estimates include, but are not limited to, allowance for doubtful accounts, inventory valuation, goodwill and intangible asset impairment, postretirement benefits, income taxes and the allocation of purchase price to the assets acquired and liabilities assumed in a business combination. Estimates are revised as additional information becomes available. Additionally, our interim Condensed Combined Financial Statements may not be indicative of our future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had we operated as an independent, publicly traded company during the periods presented. These interim Condensed Combined Financial Statements should be read in conjunction with the audited combined financial statements and notes thereto included elsewhere in this Information Statement.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

Our quarterly financial periods end on the Saturday closest to the last day of the calendar quarter, except for the last quarterly period of the fiscal year, which ends on December 31st. For ease of presentation, the quarterly financial statements included herein are described as ending on the last day of the calendar quarter.

Unaudited Pro Forma Balance Sheet for ITT Contribution

In connection with the separation from ITT, the Company expects to raise $1,200 of indebtedness, which includes indebtedness to be raised in connection with the YSI acquisition. Proceeds of $817 received in connection with these borrowings are expected to be transferred to ITT. The accompanying unaudited pro forma balance sheet as of June 30, 2011 gives effect to the $817 contribution expected to be paid to ITT.

NOTE 2	NEW ACCOUNTING PRONOUNCEMENTS

Recently Adopted Pronouncements

In December 2010, the Financial Accounting Standards Board (FASB) issued additional guidance applicable to the testing of goodwill for potential impairment. Specifically, for reporting units with zero or negative carrying amounts, an entity is required to perform the second step of the goodwill impairment test (a comparison between the carrying amount of a reporting unit’s goodwill to its implied fair value) if it is more likely than not that a goodwill impairment exists, considering any adverse qualitative factors. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. As of the date of our most recent goodwill impairment test, none of our reporting units would have been affected by the application of this guidance as each reporting unit had a carrying amount that exceeded zero.

In April 2010, the FASB issued authoritative guidance permitting use of the milestone method of revenue recognition for research or development arrangements that contain payment provisions or consideration contingent on the achievement of specified events. On January 1, 2011, we adopted the new guidance on a prospective basis. The adoption of this guidance did not have a material impact on our financial condition, results of operations or cash flows.

In October 2009, the FASB issued amended guidance on the accounting for revenue arrangements that contain multiple elements by eliminating the criteria that objective and reliable evidence of fair value for undelivered products or services needs to exist in order to be able to account separately for deliverables and eliminating the use of the residual method of allocating arrangement consideration. The amendments establish a hierarchy for determining the selling price of a deliverable and will allow for the separation of products and services in more instances than previously permitted.

We adopted the new multiple element guidance effective January 1, 2011 for new arrangements entered into or arrangements materially modified on or after that date on a prospective basis. In connection with the adoption of the revised multiple element arrangement guidance, we revised our revenue recognition accounting policies. For multiple deliverable arrangements entered into or materially modified on or after January 1, 2011, we recognize revenue for a delivered element based on the relative selling price if the deliverable has stand-alone value to the customer and, in arrangements that include a general right of return relative to the delivered element, performance of the undelivered element is considered probable and substantially in the Company’s control. The selling price for a deliverable is based on vendor-specific objective evidence of selling price (VSOE), if available, third-party evidence of selling price (TPE), if VSOE is not available, or best estimated selling price (BESP), if neither VSOE nor TPE is available.

The deliverables in our arrangements with multiple elements include various products and may include related services, such as installation and start-up services. For multiple element arrangements entered into or materially modified after adoption of the revised multiple element arrangement guidance, we allocate arrangement consideration based on the relative selling prices of the separate units of accounting determined in accordance with the hierarchy described above. For deliverables that are sold separately, we establish VSOE based on the price when the deliverable is sold separately. We establish TPE, generally for services, based on

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

prices similarly situated customers pay for similar services from third party vendors. For those deliverables for which we are unable to establish VSOE or TPE, we estimate the selling price considering various factors including market and pricing trends, geography, product customization, and profit objectives. Revenue allocated to products and services is generally recognized as the products are delivered and the services are performed, provided all other revenue recognition criteria have been satisfied. The adoption of the new multiple element guidance did not result in a material change in either the units of accounting or the pattern or timing of revenue recognition. Additionally, the adoption of the revised multiple element arrangement guidance did not have a material impact on our financial condition, results of operations or cash flows.

Pronouncements Not Yet Adopted

In May 2011, the FASB issued guidance intended to achieve common fair value measurements and related disclosures between U.S. GAAP and international accounting standards. The amendments primarily clarify existing fair value guidance and are not intended to change the application of existing fair value measurement guidance. However, the amendments include certain instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This guidance is effective for the periods beginning after December 15, 2011 and early application is prohibited. We will adopt these amendments on January 1, 2012; however, the requirements are not expected to have a material effect on the Company’s Combined Financial Statements.

NOTE 3	ACQUISITIONS

We did not engage in any acquisitions during the first six months of 2011. During the first six months of 2010, we spent $391, net of cash acquired. The substantial majority of the first six months of 2010 aggregate purchase price pertained to the acquisition of Nova Analytics Corporation (Nova) on March 23, 2010 for $385. Nova provides us with analytical instrumentation brands and technologies, which when combined with the Water & Waste Water Division of the Water Infrastructure segment, provides our customers the ability to procure, from a single source, a full suite of transport, treatment and testing products and solutions.

Additionally, in the third quarter of 2010, we completed the acquisitions of Godwin Pumps of America, Inc. and Godwin Holdings Limited (collectively referred to as Godwin) for $580. Godwin is a supplier and servicer of automatic self-priming and on-demand pumping solutions serving the global industrial, construction, mining, municipal, oil and gas dewatering markets. The Godwin acquisition expands our dewatering market presence in the United States.

The results of operations and cash flows from our 2010 acquisitions have been included in our Condensed Combined Financial Statements prospectively from their date of acquisition.

Refer to Note 17 for the disclosure of a definitive agreement reached subsequent to the period ended June 30, 2011 to acquire a company.

NOTE 4	INCOME TAXES

Effective Tax Rate

Our quarterly provision for income taxes is measured using an estimated annual effective tax rate, adjusted for discrete items within periods presented. The comparison of our effective tax rate between periods is significantly impacted by the level and mix of earnings and losses by tax jurisdiction, foreign income tax rate differentials and amount of permanent book-to-tax differences.

For the six months ended June 30, 2011, we recorded an income tax provision of $66 or 30.6% of income before income taxes compared to $26 or 15.6% during the prior period. For 2011, the effective tax rate is lower than the federal statutory rate of 35% due principally to a lower rate incurred on foreign earnings and the favorable impact of interest not subject to income taxes offset in part by tax transformation costs. For 2010, the effective tax rate is lower than the federal statutory rate of 35% due principally to a lower rate

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

incurred on foreign earnings and the favorable impact of the repatriation of foreign earnings net of foreign tax credits.

Uncertain Tax Positions

We recognize a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. As of June 30, 2011 and December 31, 2010, we had $44 and $43, respectively, of total unrecognized tax benefits recorded. The amount of unrecognized tax benefits that would affect the effective tax rate is $44 and $43, as of June 30, 2011 and December 31, 2010, respectively.

We classify interest relating to tax matters as a component of interest expense and tax penalties as a component of income tax expense in our Condensed Combined Income Statement. We had $6 of interest accrued for tax matters as of June 30, 2011 and $5 as of December 31, 2010.

NOTE 5	RECEIVABLES, NET

	June 30,	December 31,
	2011	2010

Trade accounts receivable	$782	$703
Other	20	19

Receivables, gross	802	722
Allowance for doubtful accounts	(26)	(25)
Allowance for cash discounts	(5)	(7)

Receivables, net	$771	$690

NOTE 6	INVENTORIES, NET

	June 30,	December 31,
	2011	2010

Finished goods	$180	$166
Work in process	33	32
Raw materials	223	191

Inventories, net	$436	$389

NOTE 7	PLANT, PROPERTY AND EQUIPMENT, NET

	June 30,	December 31,
	2011	2010

Land and improvements	$21	$20
Buildings and improvements	214	200
Machinery and equipment	602	567
Equipment held for lease or rental	149	129
Furniture, fixtures and office equipment	84	81
Construction work in progress	48	51
Other	23	15

Plant, property and equipment, gross	1,141	1,063
Less — accumulated depreciation	(674)	(609)

Plant, property and equipment, net	$467	$454

Depreciation expense of $47 and $28 was recognized in the six months ended June 30, 2011 and 2010, respectively.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

NOTE 8	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Goodwill

Changes in the carrying amount of goodwill for the six months ended June 30, 2011 by business segment are as follows:

	Water
	Infrastructure	Applied Water	Total

Goodwill — 12/31/2010	$873	$564	$1,437
Foreign currency	39	16	55

Goodwill — 6/30/2011	$912	$580	$1,492

Based on the results of its annual impairment tests, we determined that no impairment of goodwill existed as of the measurement date in 2010. However, future goodwill impairment tests could result in a charge to earnings. We will continue to evaluate goodwill on an annual basis as of the beginning of our fourth fiscal quarter and whenever events and changes in circumstances indicate there may be a potential impairment.

Other Intangible Assets

Information regarding our other intangible assets is as follows:

	June 30, 2011			December 31, 2010
	Gross	Gross
	Carrying	Accumulated	Net	Carrying	Accumulated	Net
	Amount	Amortization	Intangibles	Amount	Amortization	Intangibles

Customer and distributor relationships	$282	$(42)	$240	$270	$(29)	$241
Proprietary technology	70	(21)	49	68	(18)	50
Trademarks	34	(10)	24	33	(9)	24
Patents and other	22	(15)	7	21	(13)	8
Indefinite-lived intangibles	97	—	97	93	—	93

Other intangibles	$505	$(88)	$417	$485	$(69)	$416

Based on the results of its annual impairment tests, we determined that no impairment of the indefinite-lived intangibles existed as of the measurement date in 2010. However, future impairment tests could result in a charge to earnings. We will continue to evaluate the indefinite-lived intangible assets on an annual basis as of the beginning of our fourth fiscal quarter and whenever events and changes in circumstances indicate there may be a potential impairment.

Amortization expense related to finite-lived intangible assets for the six months ended June 30, 2011 and 2010 was $16, and $7, respectively.

NOTE 9	ACCOUNTS PAYABLE

	June 30,	December 31,
	2011	2010

Trade accounts payable	$296	$297
Other	11	12

Accounts payable	$307	$309

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

NOTE 10	ACCRUED AND OTHER CURRENT LIABILITIES

	June 30,	December 31,
	2011	2010

Compensation and other employee-benefits	$167	$161
Customer-related liabilities	32	25
Accrued warranty costs	33	36
Accrued income taxes	58	20
Deferred income tax liability	15	12
Other accrued liabilities	90	86

Accrued liabilities	$395	$340

NOTE 11	POSTRETIREMENT BENEFIT PLANS

The following table provides the components of net periodic benefit cost for pension plans, disaggregated by U.S. and International plans, and other employee-related benefit plans for the six months ended June 30, 2011 and 2010.

	2011					2010
			Total	Other				Total	Other
	U.S.	Int’l	Pension	Benefits	Total	U.S.	Int’l	Pension	Benefits	Total

Net periodic benefit cost
Service cost	$1	$2	$3	$—	$3	$1	$1	$2	$—	$2
Interest cost	2	4	6	—	6	2	3	5	—	5
Expected return on plan assets	(2)	(1)	(3)	—	(3)	(2)	—	(2)	—	(2)
Amortization of net actuarial loss	—	1	1	—	1	—	1	1	—	1

Net periodic benefit cost	$1	$6	$7	$—	$7	$1	$5	$6	$—	$6

We contributed approximately $6 and $2 to our various plans during the six months ended June 30, 2011 and 2010, respectively. Additional contributions ranging between $2 and $4 are expected during the remainder of 2011.

Certain Company employees participate in defined benefit pension and other postretirement benefit plans sponsored by ITT Corporation, which include participants of other ITT Corporation subsidiaries. We recorded approximately $12 and $14 of expense related to such multiemployer plans during the six months ended June 30, 2011 and 2010, respectively.

NOTE 12	SHARE-BASED PAYMENTS

ITT maintains several share-based incentive plans, for the benefit of certain officers, directors, and employees, including Water Co employees. Share-based awards issued to employees include non-qualified stock options (NQO), restricted stock awards (RS) and a target cash award (TSR). NQO and RS awards are accounted for as equity-based compensation. TSR awards are cash settled and accounted for as liability-based compensation. These compensation costs are recognized primarily within selling, general and administrative expenses.

Total share-based compensation costs recognized were $6 and $5 for the six months ended June 30 2011 and 2010, respectively. A significant component of these charges relates to costs allocated to Water Co for ITT Corporate employees as well as other ITT employees not solely dedicated to Water Co. As of June 30, 2011, there were approximately 0.7 NQO and 0.2 RS shares outstanding related to Water Co specific employees. These awards and related amounts are not necessarily indicative of awards and amounts that would

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

have been granted if we were an independent, publicly traded company for the periods presented. The following table provides further detail related to share-based compensation expense.

	June 30, 2011			June 30, 2010
		Other			Other
	Water Co	Employee		Water Co	Employee
Compensation Cost	Employees	Allocations	2011 Total	Employees	Allocations	2010 Total

Equity-based awards	$1	3	$4	$1	3	$4
Liability-based awards	1	1	2	1	—	1

Total	$2	$4	$6	$2	$3	$5

NOTE 13	WARRANTIES

We warrant numerous products, the terms of which vary widely. In general, we warrant products against defect and specific non-performance. The table below provides changes in the product warranty accrual over each period.

	2011	2010

Warranty accrual — 1/1	$36	$34
Accruals for product warranties issued in the period	8	15
Payments	(11)	(12)

Warranty accrual — 6/30	$33	$37

NOTE 14	RELATED PARTY TRANSACTIONS AND PARENT COMPANY EQUITY

The interim Condensed Combined Financial Statements have been prepared on a standalone basis and are derived from the consolidated financial statements and accounting records of ITT.

During the six months ended June 30, 2011 and 2010, we sold inventory to other ITT businesses in the aggregate amount of $7 and $4, respectively which is included in net sales in our combined statements of operations. We also purchase inventories from other ITT businesses. During the six months ended June 30, 2011 and 2010, we recognized cost of sales from the inventory purchased from ITT of $6 and $6, respectively. The aggregate inventory on hand of purchases from other ITT businesses as of June 30, 2011 and December 31, 2010 was not significant.

Allocation of General Corporate Expenses

The interim Condensed Combined Financial Statements include expense allocations for certain functions provided by ITT, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives, and share-based compensation. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount or other measure. During the six months period ended June 30, 2011, and 2010, we were allocated $64 and $52, respectively, of general corporate expenses incurred by ITT which is included within SG&A expenses in the combined statements of operations.

The expense allocations have been determined on a basis that both we and ITT consider to be a reasonable reflection of the utilization of services provided or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly traded company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organization structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

Parent Company Equity

ITT uses a centralized approach to cash management and financing of its operations, excluding debt directly incurred by any of its businesses, such as debt assumed in an acquisition. The majority of our domestic cash is transferred to ITT daily and ITT funds our operating and investing activities as needed.

The interim Condensed Combined Financial Statements also include the push down of certain assets and liabilities that have historically been held at the ITT corporate level but which are specifically identifiable or otherwise allocable to us. The cash and cash equivalents held by ITT at the corporate level were not allocated to us for any of the periods presented. Cash and equivalents in our combined balance sheets primarily represent cash held locally by entities included in our combined financial statements. Transfers of cash to and from ITT’s cash management system are reflected as a component of Parent company investment on the combined balance sheets.

All significant intercompany transactions between us and ITT have been included in these condensed combined financial statements and are considered to be effectively settled for cash in the combined financial statements at the time the transaction is recorded when the underlying transaction is to be settled in cash by ITT. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flow as a financing activity and in the combined balance sheets as parent company investment.

NOTE 15	CONTINGENCIES AND OTHER LEGAL MATTERS

General

From time to time we are involved in legal proceedings that are incidental to the operation of our businesses. Some of these proceedings seek remedies relating to environmental matters, product liability, personal injury claims, employment and pension matters, and commercial or contractual disputes, sometimes related to acquisitions or divestitures. We will continue to defend vigorously against all claims.

While no claims have been asserted against Xylem Inc. alleging injury caused by a Water Co product resulting from asbestos exposure, it is possible that claims could be filed in the future. Should asbestos product liability claims be asserted against Xylem Inc. in the future, we believe there are numerous legal defenses available and would defend ourselves vigorously against such a claim. As part of the separation, ITT will indemnify Xylem Inc. for asbestos product liability matters, including settlements, judgments, and legal defense costs associated with all pending and future claims that may arise from past sales of ITT’s legacy products. We believe ITT remains a substantive entity with sufficient financial resources to honor its obligations to us.

Although the ultimate outcome of any legal matter cannot be predicted with certainty, based on present information, including our assessment of the merits of the particular claim, we do not expect that any asserted or unasserted legal claims or proceedings, individually or in the aggregate, will have a material adverse effect on our cash flow, results of operations, or financial condition.

Indemnifications

As part of the separation, ITT will provide for certain indemnifications and cross-indemnifications among ITT, Exelis Inc. and Xylem Inc. The indemnifications address a variety of subjects; including asserted and unasserted product liability matters (e.g., asbestos claims, product warranties), which relate to products sold prior to the Separation Date. The indemnifications are absolute and indefinite. The indemnification associated with pending and future asbestos claims does not expire. Xylem Inc. has not recorded a liability for matters for which we will be indemnified by ITT or Exelis Inc. through the Distribution Agreement and we are not aware of any claims or other circumstances that would give rise to material payments from us under such indemnifications.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

Environmental

In the ordinary course of business, we are subject to federal, state, local, and foreign environmental laws and regulations. We are responsible, or are alleged to be responsible, for ongoing environmental investigation and remediation of sites in various countries. These sites are in various stages of investigation and/or remediation and in many of these proceedings our liability is considered de minimis. We have received notification from the U.S. Environmental Protection Agency, and from similar state and foreign environmental agencies, that a number of sites formerly or currently owned and/or operated by Water Co., and other properties or water supplies that may be or have been impacted from those operations, contain disposed or recycled materials or wastes and require environmental investigation and/or remediation. These sites include instances where we have been identified as a potentially responsible party under federal and state environmental laws and regulations.

Accruals for environmental matters are recorded on a site by site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. Our accrued liabilities for these environmental matters represent the best estimates related to the investigation and remediation of environmental media such as water, soil, soil vapor, air and structures, as well as related legal fees. These estimates, and related accruals, are reviewed quarterly and updated for progress of investigation and remediation efforts and changes in facts and legal circumstances. Liabilities for these environmental expenditures are recorded on an undiscounted basis. We have estimated and accrued $10 and $8 as of June 30, 2011 and December 2010, respectively, for environmental matters.

It is difficult to estimate the final costs of investigation and remediation due to various factors, including incomplete information regarding particular sites and other potentially responsible parties, uncertainty regarding the extent of investigation or remediation and our share, if any, of liability for such conditions, the selection of alternative remedial approaches, and changes in environmental standards and regulatory requirements. In our opinion, the total amount accrued is appropriate based on existing facts and circumstances.

NOTE 16	SEGMENT INFORMATION

The Company’s segments are reported on the same basis used internally for evaluating performance and allocating resources. Our business is organized into two segments: Water Infrastructure and Applied Water. Water Infrastructure, comprising our Water & Wastewater and Analytics operating segments, involves the core water processes that distribute water to users and return the wastewater back to the environment. Specifically, this involves public utility and industrial transport, treatment and test applications related to the supply of earth’s water resources. Products include transport and treatment products and solutions for water and waste water, including pumps, filtration and disinfection equipment, and analytical instruments. Applied Water, comprising our Residential & Commercial Water and Flow Control operating segments, revolves around the usage of water.

	Revenue		Operating Income		Operating Margin
Six Months Ended June 30	2011	2010	2011	2010	2011	2010

Water Infrastructure	$1,153	$820	$158	$103	13.7%	12.6%
Applied Water	740	669	97	92	13.1%	13.8%
Eliminations	(32)	(28)	—	—	—	—
Corporate and Other	—	—	(39)	(25)	—	—

Total	$1,861	$1,461	$216	$170	11.6%	11.6%

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

NOTE 17	SUBSEQUENT EVENT

We evaluated subsequent events for recognition or disclosure through August 22, 2011, the date the condensed combined financial statements were available to be issued.

On July 5, 2011, we entered into a definitive agreement to acquire YSI Incorporated (“YSI”) for an aggregate purchase price of $310. YSI is a leading developer and manufacturer of sensors, instruments, software, and data collection platforms for environmental water monitoring. YSI reported 2010 global revenues of $101 and employs 390 people at several facilities in the United States, Europe and Asia. The transaction is expected to close in the third quarter of 2011, pending customary closing conditions and approval of YSI’s shareholders.

INDEPENDENT AUDITORS’ REPORT

To the Shareholder of
Godwin Pumps of America, Inc. and Godwin Holdings, Ltd.

We have audited the accompanying combined consolidated statements of income and retained earnings and of cash flows of Godwin Pumps of America, Inc. and Godwin Holdings, Ltd. and subsidiary (collectively, the “Company”) for the period January 1, 2010 to August 2, 2010. These combined consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined consolidated statements of income and retained earnings and of cash flows are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined consolidated statements of income and retained earnings and of cash flows, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined consolidated financial statement presentation. We believe that our audit of the combined consolidated statements of income and retained earnings and of cash flows provides a reasonable basis for our opinion.

In our opinion, such combined consolidated statements of income and retained earnings and of cash flows present fairly, in all material respects, the results of operations and cash flows of the Company for the period January 1, 2010 to August 2, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/  Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 13, 2011

Godwin Pumps of America, Inc. and Godwin Holdings, Ltd. and Subsidiary

Combined Consolidated Statement of Income and Retained Earnings
For the period from January 1, 2010 to August 2, 2010

(In thousands)

Product revenue	$69,658
Rental and service revenue	75,559

Total revenues	145,217
Cost of product revenue	44,472
Cost of rental and service revenues	26,718

Total cost of revenues	71,190

Gross profit	74,027
Selling, general and administrative expenses	47,832

Operating income	26,195
Other expense:
Loss on foreign currency forward contracts	290
Interest and other expense, net	242

Total other expense	532

Income before income taxes	25,663
Income tax expense	832

Net income	24,831
Retained earnings, beginning	144,305
Shareholders’ distributions	(37,138)

Retained earnings, ending	$131,998

See accompanying notes.

Godwin Pumps of America, Inc. and Godwin Holdings, Ltd. and Subsidiary

Combined Consolidated Statement of Cash Flows
For the period from January 1, 2010 to August 2, 2010

(In thousands)

Cash flows from operating activities
Net income	$24,831
Non-cash adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,221
Deferred income taxes	(79)
Payments less than expense for retirement plan	(64)
Loss on foreign currency forward contracts	290
Change in:
Accounts receivables	(608)
Inventories	3,162
Prepaid expenses and other assets	121
Accounts payables and accrued expense	928
Income taxes payable	630
Proceeds from settlement of foreign currency forward contracts	1,015

Cash provided by operating activities	$40,447

Cash flows from investing activities
Purchases of property and equipment	$(11,103)
Proceeds from sale of property and equipment to third parties	1,912
Proceeds from sale of property and equipment to related party	1,700

Cash used in investing activities	$(7,491)

Cash flows from financing activities
Shareholders’ distributions	$(33,769)
Repayments of borrowings to related parties	(2,411)
Repayments of borrowings to unrelated parties	(3,464)

Cash used in financing activities	(39,644)

Effect of exchange rates on cash and cash equivalents	(161)
Net decrease in cash and cash equivalents	(6,849)
Cash and cash equivalents, beginning of period	8,113

Cash and cash equivalents, end of period	$1,264

Supplemental disclosure of cash flow information
Cash paid for interest	$13

Cash paid for taxes, net of refunds	$692

Noncash investing and financing activities
Distribution of net assets to Shareholders	$3,354

Forgiveness of related party debt, recognized as a distribution to shareholders	$9,181

See accompanying notes.

Godwin Pumps of America, Inc. and Godwin Holdings, Ltd. and Subsidiary

Notes to Combined Consolidated Financial Statements

1.	Description of Business and Basis of Presentation

The combined consolidated financial statements reflect the combined results of operations and cash flows of Godwin Pumps of America, Inc. (“GPA”) and Godwin Holdings, Ltd. (“Holdings”) (collectively referred to as “Godwin” or the “Company”) for the period from January 1, 2010 to August 2, 2010. From January 1, 2010 to August 2, 2010, GPA and Holdings were entities under common control of one individual (“Controlling Shareholder”). GPA, a subchapter S-corporation incorporated in New Jersey, is engaged in the business of assembling, selling, renting and servicing industrial and contractors’ pumps, as well as the sale and rental of other industrial products. Holdings is a holding company with no operations of its own and whose primary asset is its wholly owned subsidiary, Godwin Pumps, Ltd. (“GPL”). GPL manufactures and sells pumps and pump components and is a major supplier to GPA. GPL also sells directly and through independent distributors in the United Kingdom, Europe, Middle East, and Africa. Both Holdings and GPL are incorporated in the United Kingdom. Operations in the United Kingdom contributed 13% of combined net sales for the period from January 1, 2010 to August 2, 2010. In addition, approximately 19% of the combined net assets were located in the United Kingdom at August 2, 2010.

On August 3, 2010, ITT Corporation (“ITT”) acquired all of the privately held stock of GPA, Holdings and its wholly owned subsidiary, GPL, as of that date. These combined consolidated financial statements have been prepared for purposes of complying with the filing requirements under Securities and Exchange Commission (“SEC”) Regulation S-X, Rule 3-05, for significant acquired businesses, as well as other applicable SEC rules and regulations. Accordingly, these combined consolidated financial statements do not include a balance sheet, a statement of changes in shareholders’ equity, and note disclosures related to assets, liabilities and equity. Furthermore, they reflect the results of operations for GPA and Holdings solely for the period prior to acquisition by ITT in 2010. Excluding the aforementioned matters, the accompanying combined consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP) and include the accounts of GPA and Holdings and its wholly owned subsidiary, GPL. All intercompany transactions, accounts and profits have been eliminated.

2.	Summary of Significant Accounting Principles

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts reported in the combined consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency

The functional currency of Holdings and GPA are the British pound and US dollar, respectively. Holdings’ revenues and expenses are translated at the average exchange rate for the period presented. Translation adjustments have no effect on net income.

Some transactions of the Company are conducted in currencies different from their functional currency. Gains and losses from these foreign currency transactions are included in income as they occur and were not material to the results of operations during the period from January 1, 2010 to August 2, 2010.

Concentration of Credit Risk

Financial instruments that potentially subject the Company’s results of operations to credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains cash accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses from maintaining cash accounts in excess of federally insured limits. Management believes that it is not exposed to any significant credit risk on its cash accounts. The Company performs credit evaluations of its customers and

Godwin Pumps of America, Inc. and Godwin Holdings, Ltd. and Subsidiary

Notes to Combined Consolidated Financial Statements — (Continued)

generally does not require collateral. The Company provides for losses from uncollectible accounts based on an analysis of historical data trends and specific higher risk accounts. The past-due or delinquency status of a receivable is based on the contractual payment terms of the receivable.

Cash and Cash Equivalents

The Company considers all liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories are recorded at the lower of cost or market. Cost is determined as follows:

•	Components and finished equipment — actual cost

•	Spare parts — average cost (approximates the first-in, first-out method)

Estimated losses from obsolete and slow-moving inventories are recorded to reduce inventory values to their estimated net realizable value.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Significant replacements and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings and improvements	50 years
Machinery and equipment — Rental	5 to 10 years
Hose, pipe and fittings — Rental	3 to 5 years
Plant machinery and equipment	7 years
Vehicles	5 years
Office furniture and equipment	10 years
Leasehold improvements	Lease term

Revenue Recognition

Revenue is recognized and earned when all of the following criteria are satisfied: (a) persuasive evidence of an arrangement exists; (b) price is fixed or determinable; (c) collectibility is reasonably assured; and (d) delivery has occurred or service has been rendered. Delivery occurs when the title and the risks and rewards of ownership have substantially transferred to the customer. Equipment and parts sales are recognized when risk and title to the product transfers to the customer, which is usually on delivery. Rental revenue is recognized over the term of the rental period based on the terms of the rental contract. Service revenue is recognized on completion of the service. All revenue is presented net of applicable sales tax.

Shipping and Handling Costs

Shipping and handling costs are included in cost of revenues. Related shipping and handling income is included in revenues.

Advertising and Promotion

The Company expenses advertising as incurred. Advertising expense was $451,000 for the period from January 1, 2010 to August 2, 2010.

Godwin Pumps of America, Inc. and Godwin Holdings, Ltd. and Subsidiary

Notes to Combined Consolidated Financial Statements — (Continued)

Income Taxes

GPA’s federal income taxes are payable personally by the Controlling Shareholder pursuant to an election to be taxed as a subchapter S-corporation under the Internal Revenue Code. A similar election was made in New Jersey, the state of incorporation of GPA, and all other applicable states that allow for such an election. Therefore, the income tax provision recognized by GPA include only those applicable states which do not recognize this election or which still maintain corporate level taxes.

Holdings and GPL account for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the financial statement effects of uncertain tax positions when it is more likely than not, based on the technical merits of the position, that the position will be sustained upon examination by the taxing authorities. The Company accrues for other tax contingencies when it is probable that a liability to a taxing authority has been incurred and the amount of the contingency can be reasonably estimated. Interest accrued related to unrecognized tax and income tax related penalties are included in the provision for income taxes. The Company has not recognized any uncertain tax positions in the combined financial statements.

Product Warranties

Warranty accruals are recorded at the time of sale and are estimated based on product warranty terms and estimates of costs to be incurred to fulfill the claim based on historical experience. The Company assesses the adequacy of its liabilities and revises its estimates, as necessary, based on known or anticipated warranty claims, or as new information becomes available.

Other Comprehensive Income

The components of total comprehensive income for the Company consist of the Company’s net income, foreign currency translation adjustments and pension liability adjustments. For the period from January 1, 2010 to August 2, 2010, total comprehensive income (loss) was as follows (in thousands):

Net income	$24,831
Foreign currency translation adjustment	(1,750)
Pension liability adjustments	(255)

Total comprehensive income	$22,826

New Accounting Pronouncements

In October 2009, the FASB issued ASU No. 2009-13, which amended the accounting for revenue arrangements that contain multiple elements. The objective of this amendment is to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. The amendments establish a hierarchy for determining the selling price of a deliverable and will allow for the separation of products and services in more instances than previously permitted. The guidance provided within ASU 2009-13 is effective for new or materially modified arrangements in fiscal years beginning on or after June 15, 2010 and allows for either prospective or retrospective application, with early adoption permitted. The Company will adopt the provisions of this ASU on January 1, 2011. Although the Company continues to evaluate the effects adoption of this ASU will have, it currently does not believe its results of operations, financial position or liquidity will be adversely affected.

Godwin Pumps of America, Inc. and Godwin Holdings, Ltd. and Subsidiary

Notes to Combined Consolidated Financial Statements — (Continued)

3.	Derivative Financial Instrument

During 2009, the Company entered into forward contracts to purchase British pounds and Euros. The objective of the forward contracts was to minimize foreign currency risk associated with inventory purchases from foreign vendors by reducing the impact of changes in foreign currency on cash flows. The forward contracts were not designated as hedges for accounting purposes. The Company does not utilize the forward contracts or other financial instruments for trading purposes.

The Company settled its forward contracts during the period from January 1, 2010 to August 2, 2010 and received net proceeds of $1 million. The decline in the fair value of the contracts from January 1, 2010 through the various settlement dates was $290,000. This loss on settlement of foreign currency forward contracts is recognized in other income (expense) in the combined consolidated statement of income and retained earnings.

There were no derivative contracts outstanding at August 2, 2010.

4.	Income Taxes

The components of income tax expense (benefit) are as follows for the period from January 1, 2010 to August 2, 2010 (in thousands):

Current income taxes:
State	$167
Foreign	743

Total	910
Deferred income taxes:
State	(6)
Foreign	(72)

Total	(78)

Total taxes	$832

The Company’s effective income tax rate differs from the statutory Federal income tax rate on ordinary income due principally because of the Company’s domestic subchapter S-corporation election and lower foreign tax rates.

Godwin Pumps of America, Inc. and Godwin Holdings, Ltd. and Subsidiary

Notes to Combined Consolidated Financial Statements — (Continued)

5.	Retirement Benefits

Defined Benefit Pension Plan

The Company, through GPL, maintains a defined benefit pension plan which covers substantially all employees in the United Kingdom. The plan’s benefits are based primarily on years of service and employee compensation near retirement. The net periodic pension cost, employer contributions, participant contributions, benefits paid and weighted average discount rate for the period from January 1, 2010 to August 2, 2010 were as follows:

Net periodic pension cost	$427,000
Employer contributions	$404,000
Participant contributions	$139,000
Benefits paid	$389,000
Related to net periodic pension cost:
Weighted average discount rate	6.0%
Expected long-term rate of return on plan assets	7.5%
Expected rate of salary increases	2.9%

The estimated benefit payments for the Company’s pension plan range from $473,000 to $610,000 for each of the next five years and $5.8 million in aggregate for the five years thereafter. The Company expects to make contributions of approximately $1 million in 2011.

Profit Sharing Retirement Plan

The Company, through GPA, sponsors a trustee profit sharing retirement plan, which covers all eligible employees and allows for employee contributions (401(k) option). Contributions to the profit sharing retirement plan and the matching employer contributions to the 401(k) option are at the discretion of the Board of Directors. Currently, GPA’s matching portion is 50% of the employee’s contribution up to a maximum of 6% of employee eligible wages. The Company’s contribution to the profit sharing retirement plan and the matching portion of the 401(k) was $865,000 for the period from January 1, 2010 to August 2, 2010.

6.	Related Party Transactions

Leases

The Company rents its corporate office in Bridgeport, New Jersey, and other office buildings, warehouses and commercial real estate in the United States and United Kingdom under operating leases with affiliates of the Controlling Shareholder. Under the terms of these leases, the Company is responsible for real estate taxes, insurance, utilities and maintenance. Rent expense for these related party facility leases for the period from January 1, 2010 to August 2, 2010 was $2.5 million in aggregate, of which $1.9 million and $600,000 is included in cost of sales and selling, general and administrative expenses, respectively. On August 3, 2010 in conjunction with ITT’s acquisition of the Company, certain provisions of these leases, mainly the lease term, were amended. Future minimum lease payments under these revised lease agreements are included in the amounts disclosed in Note 7.

The Company also leased airplanes from an affiliate of the Controlling Shareholder. Under the terms of these leases, the Company was responsible for all operating expenses associated with use of the airplanes while the airplanes were being used by the Company as well as an hourly rental charge for each flight hour used. Rent expense for the aircraft recognized in the combined consolidated statement of income and retained earnings was $625,000 for the period from January 1, 2010 to August 2, 2010.

Godwin Pumps of America, Inc. and Godwin Holdings, Ltd. and Subsidiary

Notes to Combined Consolidated Financial Statements — (Continued)

Related Party Guarantees

The Company has guaranteed the debt of two of the affiliated lessors discussed above related to the property and equipment leased by the Company. The affiliated lessors were current in their mortgage payments as of August 2, 2010. The aggregate guaranteed mortgage balances at August 2, 2010 were approximately $9.9 million. The guarantee agreements were terminated in connection with ITT’s acquisition of the Company on August 3, 2010.

Distributions

In June 2010, GPA sold City Lights Home LLC, a wholly owned subsidiary consisting primarily of a condominium in Philadelphia, Pennsylvania, to affiliates controlled by the Controlling Shareholder for cash proceeds of $1.7 million. The book value of City Lights Home, LLC was $1.8 million at the time of the sale. The Company recorded the resulting loss of $100,000 as a reduction of retained earnings and accordingly did not recognize any gain or loss from this transaction.

In June and July 2010, Holdings distributed two legal entities to affiliates controlled by the Controlling Shareholder. These entities primarily held real estate leased to GPL. The book value of these entities was $3.4 million at the time of distribution. The Company recorded this distribution at book value as a reduction of retained earnings and accordingly did not recognize any gain or loss from this transaction.

7.	Commitments and Contingencies

Total rent expense under non-cancellable operating leases excluding those with related parties (see Note 6) was $342,000 for the period from January 1, 2010 to August 2, 2010.

The future minimum payments under non-cancellable operating lease agreements including those with related parties, as of August 2, 2010 are as follows (in thousands):

Period from August 3 to December 31, 2010	$2,239
2011	5,256
2012	4,453
2013	3,116
2014	1,649
2015	972

Total	$17,685

Liabilities are recorded for various contingencies arising in the normal course of business, including litigation and administrative proceedings, environmental matters, product liability, product warranty, worker’s compensation and other claims. The Company has recorded the estimated costs for these contingencies in the combined consolidated financial statements based on assumptions including those developed using input derived from actuarial estimates and historical and anticipated experience data depending on the nature of the liability, and in certain instances with consultation of legal counsel, internal and external consultants and engineers. Subject to the uncertainties inherent in estimating future costs for these types of liabilities, the Company believes the estimates are reasonable and does not believe the final determination of the cost associated with these liabilities would have a material effect on the combined consolidated results of operations or cash flows of the Company.

Until its acquisition by ITT, the Company’s workers’ compensation and general liability insurance was provided by a related multi-party captive insurance company incorporated in the Cayman Islands. The Company owns one voting common share of the captive insurer with a carrying value of one hundred dollars and the Controlling Shareholder owns one non-voting redeemable preferred share. Initial premiums paid by the

Godwin Pumps of America, Inc. and Godwin Holdings, Ltd. and Subsidiary

Notes to Combined Consolidated Financial Statements — (Continued)

Company have been sufficient to cover any losses incurred and no additional premiums have been required to date. Premium expense was $1.6 million for the period from January 1, 2010 to August 2, 2010.

8.	Subsequent Events

The Company evaluated subsequent events for recognition or disclosure through June 13, 2011, the date the combined consolidated financial statements were available to be issued.

As discussed in Note 1, ITT acquired all of the privately held stock of GPA, Holdings and its wholly owned subsidiary, GPL, on August 3, 2010. As a result of the acquisition, the Company’s guarantee of the debt of the lessors affiliated with the Controlling Shareholder discussed in Note 6 was terminated. Further, the Company will no longer lease airplanes from an affiliate of the Controlling Shareholder. As discussed in Note 6, the terms of certain leases with affiliates of the Controlling Shareholder were modified. The future minimum lease payments under the revised leases are included in Note 7.